Exhibit 99.1

SECOND AMENDED AND RESTATED

CREDIT AGREEMENT

BETWEEN

CANADA GOOSE HOLDINGS INC.,

as Holdings,

- and -

CANADA GOOSE INC.,

as CGI Borrower and as the Borrower Representative,

- and -

CANADA GOOSE INTERNATIONAL AG,

as Swiss Borrower,

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,

as the Administrative Agent, the Letter of Credit Issuer and Swingline Lender,

- and -

THE LENDERS FROM TIME TO TIME PARTY HERETO,

as Lenders

- and -

CANADIAN IMPERIAL BANK OF COMMERCE

THE TORONTO-DOMINION BANK

BANK OF MONTREAL

BARCLAYS BANK PLC,

as Joint Lead Arrangers and Bookrunners

May 26, 2020

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS		1

1.1	DEFINED TERMS	1
1.2	OTHER INTERPRETIVE PROVISIONS	105
1.3	ACCOUNTING TERMS	106
1.4	ROUNDING	106
1.5	REFERENCES TO AGREEMENTS LAWS, ETC.	106
1.6	CURRENCY EQUIVALENTS GENERALLY	106
1.7	RATES	107
1.8	TIMES OF DAY	107
1.9	TIMING OF PAYMENT OR PERFORMANCE	107
1.10	CERTIFICATIONS	108
1.11	COMPLIANCE WITH CERTAIN SECTIONS	108
1.12	PRO FORMA AND OTHER CALCULATIONS	108
1.13	QUEBEC MATTERS	111
1.14	EFFECT OF BENCHMARK TRANSITION EVENT	111
1.15	DIVISIONS	117

ARTICLE 2 AMOUNT AND TERMS OF CREDIT		117

2.1	REVOLVING CREDIT COMMITMENTS	117
2.1A	FILO CREDIT COMMITMENTS	121
2.2	MINIMUM AMOUNT OF EACH BORROWING; MAXIMUM NUMBER OF BORROWINGS	121
2.3	NOTICE OF BORROWING	122
2.4	DISBURSEMENT OF FUNDS	123
2.5	REPAYMENT OF LOANS; EVIDENCE OF DEBT	124
2.6	CONVERSIONS AND CONTINUATIONS	125
2.7	PRO RATA BORROWINGS	126
2.8	INTEREST	126
2.9	INTEREST PERIODS	128
2.10	INCREASED COSTS, ILLEGALITY, ETC. OF LIBOR LOANS AND EURIBOR LOANS	129
2.11	COMPENSATION	132
2.12	CHANGE OF LENDING OFFICE	133
2.13	NOTICE OF CERTAIN COSTS	133
2.14	INCREMENTAL FACILITIES	133
2.15	EXTENDED FACILITIES	135
2.16	BORROWING IN OTHER CURRENCIES	138
2.17	DEFAULTING LENDERS	138
2.18	BORROWER REPRESENTATIVE	141
2.19	BORROWING BASE RESERVES; CHANGES TO BORROWING BASE RESERVES	141
2.20	FILO CREDIT COMMITMENT	142

ARTICLE 3 LETTERS OF CREDIT		144

3.1	LETTERS OF CREDIT	144
3.2	LETTER OF CREDIT REQUESTS	147
3.3	LETTER OF CREDIT PARTICIPATIONS	148
3.4	AGREEMENT TO REPAY LETTER OF CREDIT DRAWINGS	150
3.5	INCREASED COSTS	152
3.6	ROLE OF LETTER OF CREDIT ISSUER	153
3.7	CASH COLLATERAL	154
3.8	APPLICABILITY OF ISP AND UCP	155
3.9	CONFLICT WITH ISSUER DOCUMENTS	155
3.10	LETTERS OF CREDIT ISSUED FOR HOLDINGS AND RESTRICTED SUBSIDIARIES	155

- i -

3.11	PROVISIONS RELATED TO EXTENDED REVOLVING CREDIT COMMITMENTS	155

ARTICLE 4 FEES		156

4.1	FEES	156
4.2	VOLUNTARY REDUCTION OR TERMINATION OF COMMITMENTS	157
4.3	MANDATORY TERMINATION OF COMMITMENTS	158

ARTICLE 5 BANKER’S ACCEPTANCES		158

5.1	DRAFTS AND BA EQUIVALENT NOTES	158
5.2	BORROWINGS OF BANKER’S ACCEPTANCES AND BA EQUIVALENT NOTES	159
5.3	FEES	160
5.4	REPAYMENT	160
5.5	MAJOR DISRUPTION	161

ARTICLE 6 PAYMENTS		162

6.1	VOLUNTARY PREPAYMENTS	162
6.2	MANDATORY PREPAYMENTS	163
6.3	METHOD AND PLACE OF PAYMENT	165
6.4	NET PAYMENTS	165
6.5	COMPUTATIONS OF INTEREST AND FEES	168
6.6	LIMIT ON RATE OF INTEREST	168

ARTICLE 7 CONDITIONS PRECEDENT TO INITIAL BORROWING		169

7.1	CREDIT DOCUMENTS	169
7.2	COLLATERAL	170
7.3	LEGAL OPINIONS	170
7.4	CLOSING CERTIFICATES	171
7.5	AUTHORIZATION OF PROCEEDINGS OF GUARANTORS AND THE BORROWERS; CORPORATE DOCUMENTS	171
7.6	FEES	171
7.7	REPRESENTATIONS AND WARRANTIES	171
7.8	ANTI-TERRORISM; PATRIOT ACT; ETC.	172
7.9	FINANCIAL STATEMENTS	172
7.10	NO MATERIAL ADVERSE EFFECT; NO DEFAULT OR EVENT OF DEFAULT	172
7.11	REFINANCING	172
7.12	INITIAL BORROWING BASE CERTIFICATE	172
7.13	NOTICE OF BORROWING; LETTER OF CREDIT REQUEST	172
7.14	COLLATERAL, CLOSING DATE EXCESS AVAILABILITY	173

ARTICLE 8 CONDITIONS PRECEDENT TO ALL CREDIT EVENTS AFTER THE CLOSING DATE		173

8.1	NO DEFAULT; REPRESENTATIONS AND WARRANTIES	173
8.2	NOTICE OF BORROWING; LETTER OF CREDIT REQUEST	173

ARTICLE 9 REPRESENTATIONS AND WARRANTIES		174

9.1	CORPORATE STATUS AND STRUCTURE	174
9.2	CORPORATE POWER AND AUTHORITY	174
9.3	NO VIOLATION	175
9.4	LITIGATION	175
9.5	MARGIN REGULATIONS	175
9.6	GOVERNMENTAL APPROVALS	175
9.7	INVESTMENT COMPANY ACT	175
9.8	TRUE AND COMPLETE DISCLOSURE	175
9.9	FINANCIAL CONDITION; FINANCIAL STATEMENTS	176

- ii -

9.10	COMPLIANCE WITH LAWS	176
9.11	TAX MATTERS	176
9.12	PENSION PLANS; COMPLIANCE WITH ERISA	177
9.13	INTELLECTUAL PROPERTY	177
9.14	ENVIRONMENTAL LAWS	178
9.15	PROPERTIES	178
9.16	SOLVENCY	179
9.17	PATRIOT ACT; ANTI-TERRORISM LAWS	179
9.18	SECURITY INTEREST IN COLLATERAL	179
9.19	ANTI-TERRORISM LAWS	180
9.20	BORROWING BASE CERTIFICATES	180
9.21	NON-BANK RULES	180

ARTICLE 10 AFFIRMATIVE COVENANTS		181

10.1	INFORMATION COVENANTS	181
10.2	BOOKS, RECORDS, INSPECTIONS, AUDIT RIGHTS AND APPRAISALS	186
10.3	MAINTENANCE OF INSURANCE	187
10.4	PAYMENT OF TAXES	188
10.5	PRESERVATION OF EXISTENCE; CONSOLIDATED CORPORATE FRANCHISES	188
10.6	COMPLIANCE WITH STATUTES, REGULATIONS, ETC.	189
10.7	ERISA	189
10.8	MAINTENANCE OF PROPERTIES	189
10.9	MAINTENANCE OF CASH MANAGEMENT SYSTEMS	189
10.10	PHYSICAL INVENTORIES	192
10.11	ADDITIONAL GUARANTORS AND GRANTORS	193
10.12	PLEDGE OF ADDITIONAL STOCK AND EVIDENCE OF INDEBTEDNESS	193
10.13	USE OF PROCEEDS	194
10.14	FURTHER ASSURANCES	194
10.15	LINES OF BUSINESS	196
10.16	CANADIAN PENSION BENEFIT PLAN	196
ARTICLE 11 NEGATIVE COVENANTS		196
11.1	LIMITATION ON INDEBTEDNESS	196
11.2	LIMITATION ON LIENS	204
11.3	LIMITATION ON FUNDAMENTAL CHANGES	205
11.4	LIMITATION ON ASSET SALES	207
11.5	LIMITATION ON RESTRICTED PAYMENTS	208
11.6	LIMITATION ON SUBSIDIARY DISTRIBUTIONS	215
11.7	MODIFICATIONS OF ORGANIZATIONAL DOCUMENTS AND SUBORDINATED INDEBTEDNESS	217
11.8	PERMITTED ACTIVITIES	217
11.9	FISCAL YEARS	218
11.10	AFFILIATE TRANSACTIONS	218
11.11	FINANCIAL COVENANT	221
11.12	CANADIAN PENSION PLANS	221
11.13	NON-BANK RULES	221

ARTICLE 12 EVENTS OF DEFAULT		222

12.1	PAYMENTS	222
12.2	REPRESENTATIONS, ETC.	222
12.3	COVENANTS	222
12.4	DEFAULT UNDER OTHER AGREEMENTS	222
12.5	BANKRUPTCY, ETC.	223
12.6	ERISA; CANADIAN PENSION PLAN	223
12.7	GUARANTEE	223

- iii -

12.8	SECURITY DOCUMENTS	224
12.9	SECURITY AGREEMENT	224
12.10	TERMINATION OF BUSINESS	224
12.11	JUDGMENTS	224
12.12	CHANGE OF CONTROL	224
12.13	REMEDIES UPON EVENT OF DEFAULT	225
12.14	APPLICATION OF PROCEEDS	225
12.15	EQUITY CURE	226

ARTICLE 13 THE AGENTS		228

13.1	APPOINTMENT	228
13.2	LIABILITY OF AGENTS	229
13.3	NOTICE OF DEFAULT	230
13.4	NON-RELIANCE ON ADMINISTRATIVE AGENT AND OTHER LENDERS	231
13.5	REIMBURSEMENT AND INDEMNIFICATION	231
13.6	AGENTS IN THEIR INDIVIDUAL CAPACITIES	232
13.7	SUCCESSOR AGENTS	232
13.8	WITHHOLDING TAX	233
13.9	AGENTS UNDER SECURITY DOCUMENTS AND GUARANTEE	233
13.10	RIGHT TO REALIZE ON COLLATERAL AND ENFORCE GUARANTEE	234
13.11	ABL/TERM LOAN INTERCREDITOR AGREEMENT GOVERNS	235

ARTICLE 14 MISCELLANEOUS		236

14.1	AMENDMENTS, WAIVERS, AND RELEASES	236
14.2	NOTICES	241
14.3	NO WAIVER; CUMULATIVE REMEDIES	241
14.4	SURVIVAL OF REPRESENTATIONS AND WARRANTIES	242
14.5	PAYMENT OF EXPENSES; INDEMNIFICATION	242
14.6	SUCCESSORS AND ASSIGNS; PARTICIPATIONS AND ASSIGNMENTS	244
14.7	REPLACEMENTS OF LENDERS UNDER CERTAIN CIRCUMSTANCES	249
14.8	ADJUSTMENTS; SET-OFF	251
14.9	COUNTERPARTS	251
14.10	SEVERABILITY	251
14.11	INTEGRATION	252
14.12	GOVERNING LAW	252
14.13	SUBMISSION TO JURISDICTION; WAIVERS	252
14.14	ACKNOWLEDGMENTS	253
14.15	WAIVERS OF JURY TRIAL	254
14.16	CONFIDENTIALITY	254
14.17	DIRECT WEBSITE COMMUNICATIONS	255
14.18	USA PATRIOT ACT; PCAML; ETC.	257
14.19	JUDGMENT CURRENCY	258
14.20	PAYMENTS SET ASIDE	258
14.21	NO FIDUCIARY DUTY	259
14.22	[RESERVED]	259
14.23	ACKNOWLEDGEMENT AND CONSENT TO BAIL-IN OF EEA FINANCIAL INSTITUTIONS	259
14.24	AMENDMENT AND RESTATEMENT	260

- iv -

SCHEDULES

Schedule 1.1(a)	Revolving Credit Commitment
Schedule 1.1(c)	Security Documents
Schedule 1.1(d)	Account Debtors
Schedule 9.1	Corporate Structure of Holdings and its Subsidiaries
Schedule 9.4	Litigation
Schedule 9.12	Benefit Plans and Pension Plans
Schedule 9.13	Intellectual Property
Schedule 9.14	Environmental
Schedule 9.15	Real Property
Schedule 10.9	Deposit and Securities Accounts
Schedule 10.14(d)	Post-Closing Actions
Schedule 11.1	Indebtedness
Schedule 11.2	Fourth Closing Date Liens
Schedule 11.5	Fourth Closing Date Investments
Schedule 11.10	Affiliate Transactions
Schedule 14.2	Notice Addresses

EXHIBITS

Exhibit A	Assignment and Acceptance
Exhibit B-1	Collateral Access Agreement – US Credit Parties
Exhibit B-2	Collateral Access Agreement – Canadian Credit Parties
Exhibit C-1	Customs Broker Agreement – US Credit Parties
Exhibit C-2	Customs Broker Agreement – Canadian Credit Parties
Exhibit D	Form of Intercompany Note
Exhibit E	Joinder Agreement
Exhibit F	Letter of Credit Request
Exhibit G	Lender Promissory Note
Exhibit H	Notice of Borrowing and Conversion or Continuation
Exhibit I	Borrowing Base Certificate
Exhibit J	Borrowing Base Certificate—FILO
Exhibit K	Credit Card Notification

- v -

SECOND AMENDED AND RESTATED CREDIT AGREEMENT

SECOND AMENDED AND RESTATED CREDIT AGREEMENT, dated as of May 26, 2020, among CANADA GOOSE HOLDINGS INC., a corporation existing under the laws of British Columbia (“Holdings”), CANADA GOOSE INC., a corporation existing under the laws of Ontario (“CGI Borrower”), CANADA GOOSE INTERNATIONAL AG, a corporation (Aktiengesellschaft) incorporated and existing under the laws of Switzerland (“Swiss Borrower”), the lending institutions from time to time parties hereto as lenders (each a “Lender” and, collectively, the “Lenders”), and CANADIAN IMPERIAL BANK OF COMMERCE, as the administrative agent and collateral agent (in such capacities, the “Administrative Agent”), and as the Letter of Credit Issuer and Swingline Lender (such terms and each other capitalized term used but not defined in this preamble shall have the meaning provided in Section 1.1).

WHEREAS Holdings, CGI Borrower and Swiss Borrower previously entered into that certain credit agreement dated as of June 3, 2016, among Holdings, CGI Borrower, Swiss Borrower, Canadian Imperial Bank of Commerce, as administrative agent, and the other Persons party thereto from time to time (as amended, restated, amended and restated, supplemented or otherwise modified prior to the Fourth Closing Date (as defined herein), the “Original Credit Agreement”);

AND WHEREAS Holdings, CGI Borrower and Swiss Borrower previously entered into an amended and restated credit agreement dated as of May 10, 2019 among Holdings, CGI Borrower, Swiss Borrower, Canadian Imperial Bank of Commerce, as administrative agent and collateral agent, and the Lenders and other Persons party thereto from time to time (as amended pursuant to an amending agreement dated as of February 24, 2020 among Holdings, the Borrowers, the Administrative Agent and the Lenders party thereto, the “Existing Credit Agreement”), which amended and restated the Original Credit Agreement;

AND WHEREAS the parties hereto wish to amend and restate the Existing Credit Agreement in accordance with the terms hereof;

NOW THEREFORE in consideration of the premises and the covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1	Defined Terms

As used herein, the following terms shall have the meanings specified in this Section 1.1 unless the context otherwise requires (it being understood that defined terms in this Agreement shall include in the singular number the plural and in the plural the singular):

“10 Non-Bank Rule” means the rule that the aggregate number of Lenders under this Agreement which are not Qualifying Banks must not at any time exceed ten (10), all in accordance with the meaning of the Guidelines or legislation or explanatory notes addressing the same issues that are in force at such time;

“20 Non-Bank Rule” means the rule that the aggregate number of creditors (including the Lenders), other than Qualifying Banks, of a Swiss Borrower under all its outstanding debts relevant for classification as debenture (Kassenobligation) must not at any time exceed twenty (20), all in accordance with the meaning of the Guidelines or legislation or explanatory notes addressing the same issues that are in force at such time;

“ABL Priority Collateral” shall mean all present and after acquired, accounts receivable, credit card receivables, inventory, cash, cash equivalents, deposit accounts, securities and commodity accounts, general intangibles (other than Capital Stock and Intellectual Property), the Swiss Intercompany Indebtedness and the Swiss Intercompany Security, all books and records related to the foregoing and general intangibles evidencing, governing, securing or otherwise relating to the foregoing and, in each case, the proceeds thereof; provided, however, that upon execution and delivery of an ABL/Term Loan Intercreditor Agreement by the Administrative Agent, for all purposes under this Agreement, “ABL Priority Collateral” shall have the meaning set forth in such ABL/Term Loan Intercreditor Agreement;

“ABL/Term Loan Intercreditor Agreement” shall mean the intercreditor agreement dated as of the Second Closing Date entered into by the Administrative Agent, Credit Suisse AG, Cayman Islands Branch (as Term Loan Administrative Agent) and the existing Credit Parties as of the Second Closing Date, as amended, restated, amended and restated, supplemented or otherwise modified from time to time;

“ABR” shall mean for any day a fluctuating rate per annum equal to the highest of (i) the Federal Funds Effective Rate, plus 1/2 of 1%, (ii) the rate of interest in effect for such day as announced from time to time by Canadian Imperial Bank of Commerce as its “prime rate” at its principal office in New York City, and (iii) the rate per annum determined in the manner set forth in clause (a) of the definition of LIBO Rate for an Interest Period of one month as determined on the date of determination plus 1.00%. Any change in the ABR due to a change in the Federal Funds Effective Rate, Canadian Imperial Bank of Commerce’s “prime rate” or the LIBO Rate shall be effective on the effective date of such change in the Federal Funds Effective Rate, Canadian Imperial Bank of Commerce’s “prime rate” or the LIBO Rate, respectively; provided that ABR shall be no less than 0%;

“ABR Loan” shall mean a Loan in U.S. Dollars made by the Lenders to a Borrower with respect to which such Borrower has specified that interest is to be calculated based on the ABR or is deemed to be calculated based on the ABR;

“Accelerated Borrowing Base Delivery Period” shall mean either (a) any period commencing on the date that Excess Availability shall have been less than the greater of (x) $10,000,000 and (y) 12.5% of the Line Cap for five (5) consecutive Business Days and ending on the date thereafter that Excess Availability shall have been at least the greater of (i) $10,000,000 and (ii) 12.5% of the Line Cap for thirty (30) consecutive calendar days, or (b) the period following the occurrence and during the continuation of any Specified Default;

“Acceptable BOL” shall mean with respect to In-Transit Inventory, a negotiable bill of lading that (i) is issued by a common carrier which is not an Affiliate of the applicable vendor or Borrowing Base Party and which is in actual possession of such In-Transit Inventory or by an Eligible NVOCC; (ii) covers only such In-Transit Inventory; (iii) is issued to the order of a Borrowing Base Party or, while an Event of Default exists, if so requested by the Administrative Agent, to the order of the Administrative Agent; (iv) is subject to the Administrative Agent’s first priority Lien and no other Lien that is not a Permitted Lien; and (v) has not been identified by the Administrative Agent in writing to the Borrower Representative or the applicable Borrowing Base Party as being in form and content not reasonably acceptable to the Administrative Agent;

“Account(s)” shall mean “accounts” as defined in the Uniform Commercial Code or in the PPSA (or to the extent governed by the Civil Code of Quebec, defined as “claims” for the purposes of the Civil Code of Quebec), as applicable, and, in each case, includes without limitation a right to payment of a monetary obligation, whether or not earned by performance, (i) for property that has been or is to be sold, leased, licensed, assigned, or otherwise disposed of, (ii) for services rendered or to be rendered or (iii) arising out of the use of a credit or charge card or information contained on or for use with the card. The term “Account” does not include (a) commercial tort claims, (b) deposit accounts, (c) investment property or (d) letter-of-credit rights or letters of credit (with PPSA or UCC defined terms, as applicable, not otherwise defined in this Agreement having such defined meanings for the purposes of this sentence);

“ACH” shall mean automated clearing house transfers;

“Acquired Indebtedness” shall mean, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged, consolidated, or amalgamated with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging, consolidating, or amalgamating with or into or becoming a Restricted Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person;

“Adjusted Total Revolving Credit Commitment” shall mean at any time the Total Revolving Credit Commitment less the aggregate Commitments of all Defaulting Lenders;

“Adjustment Date” shall have the meaning provided in the definition of Applicable Margin;

“Administrative Agent” shall mean Canadian Imperial Bank of Commerce, as the administrative agent and collateral agent for the Lenders under this Agreement and the other Credit Documents, or any successor administrative agent and collateral agent pursuant to Section 13.7;

“Administrative Agent’s Office” shall mean the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 14.2 or such other address or account as the Administrative Agent may from time to time notify the Borrower Representative and the Lenders;

“Administrative Questionnaire” shall have the meaning provided in Section 14.6(b)(ii)(D);

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution;

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with such Person. A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise;

“Agent Parties” shall have the meaning provided in Section 14.17(b);

“Agents” shall mean the Administrative Agent, and the Joint Lead Arrangers and Bookrunners;

“Agreement” shall mean this second amended and restated credit agreement, as this agreement may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Agreement Currency” shall have the meaning provided in Section 14.19;

“AHYDO Payment” shall mean any mandatory prepayment or redemption pursuant to the terms of any Indebtedness that is intended or designed to cause such Indebtedness not to be treated as an “applicable high yield discount obligation” within the meaning of Code Section 163(i);

“Alternative Currency” shall have the meaning provided in Section 2.16;

“Applicable Indebtedness” shall have the meaning provided in the definition of Weighted Average Life to Maturity;

“Applicable Margin” shall mean a percentage per annum equal to:

(a)

with respect to Revolving Credit Loans, (x) until delivery to the Administrative Agent and the Lenders of the financial statements required under Section 10.1(b) for the fiscal quarter of CGI Borrower ending on or about June 28, 2020, the percentages per annum set forth in Pricing Level I in the table below and (y) on the first day of each fiscal quarter thereafter (each, an “Adjustment Date”), the Applicable Margin shall be determined from the pricing grid below based upon average daily Revolving Credit Loan Excess Availability for the most recently ended fiscal quarter immediately preceding such Adjustment Date, as calculated by the Administrative Agent as of the last day of such fiscal quarter;

Pricing Level	Average Revolving Credit Loan Excess Availability	ABR/Prime Rate Loans	LIBOR Loans/ EURIBOR Loans/European Base Rate Loans/BA Stamping Fee Rate/Letter of Credit Fee Rate
I	Greater than or equal to 66% of the Revolving Credit Line Cap	0.00%	1.25%
II	Less than 66% of the Revolving Credit Line Cap but greater than or equal to 33% of the Revolving Credit Line Cap	0.25%	1.50%
III	Less than 33% of the Revolving Credit Line Cap	0.50%	1.75%

(b)

with respect to FILO Credit Loans, (x) until delivery to the Administrative Agent and the Lenders of the financial statements required under Section 10.1(b) for the fiscal quarter of CGI Borrower ending on or about June 28, 2020, the percentages per annum set forth in Pricing Level I in the table below and (y) on the first day of each fiscal quarter thereafter (each, an “Adjustment Date”), the Applicable Margin shall be determined from the pricing grid below based upon average daily Excess Availability with respect to the Revolving Credit Commitments and the FILO Credit Commitments, collectively, for the most recently ended fiscal quarter immediately preceding such Adjustment Date, as calculated by the Administrative Agent as of the last day of such fiscal quarter;

Pricing Level	Average Excess Availability	ABR/Prime Rate Loans	LIBOR Loans/ EURIBOR Loans/European Base Rate Loans/BA Stamping Fee Rate
I	Greater than or equal to 66% of the Line Cap	2.00%	3.25%
II	Less than 66% of the Line Cap but greater than or equal to 33% of the Line Cap	2.25%	3.50%
III	Less than 33% of the Line Cap	2.50%	3.75%

Notwithstanding the foregoing, the Applicable Margin in respect of any Class of Extended Revolving Credit Commitments or Revolving Loans made pursuant to any Extended Revolving Credit Commitments shall be the applicable percentages per annum set forth in the relevant Extension Amendment;

“Appraisal Percentage” shall mean:

(a)

with respect to the “Appraisal Percentage” under the CGI Borrowing Base and the Swiss Borrowing Base, during the periods (x) commencing on December 1st of any calendar year and ending on and including May 31st of the immediately following calendar year, ninety percent (90%) and (y) commencing on June 1st of any calendar year and ending on and including November 30th of such calendar year, ninety two and one-half percent (92.5%); and

(b)	with respect to the “Appraisal Percentage” under the FILO CGI Borrowing Base and the FILO Swiss Borrowing Base, one hundred percent (100%);

“Appraised Value” shall mean the appraised orderly liquidation value (determined in a manner consistent with the “Conversion Scenario” described in the Appraisal of Canada Goose Inc. inventory appraisal by Hilco, dated as of January 26, 2016 or any subsequent appraisal in respect of Inventory), net of costs and expenses to be incurred in connection with any such liquidation, which value is expressed as a percentage of Cost of the Borrowing Base Parties’ Eligible Inventory (including Eligible In-Transit Inventory), or, if set forth separately in such appraisal, Eligible In-Transit Inventory, as applicable, in each case as set forth in the Borrowing Base Parties’ inventory stock ledger(s), which value shall be reasonably determined from time to time by reference to the most recent appraisal undertaken by an independent appraiser engaged by the Administrative Agent and reasonably satisfactory to the Borrower Representative;

“Approved Fund” shall mean any Fund that is administered or managed by (i) a Lender, (ii) an Affiliate or branch of a Lender, or (iii) an entity or an Affiliate of an entity that administers, advises or manages a Lender;

“Asset Sale” shall mean:

(i)

the sale, conveyance, transfer, or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale Leaseback) (each a “disposition”) of CGI Borrower or any Restricted Subsidiary, or

(ii)

the issuance or sale of Equity Interests of any Restricted Subsidiary (other than preferred Capital Stock of Restricted Subsidiaries issued in compliance with Section 11.1), whether in a single transaction or a series of related transactions,

(iii)	in each case under the foregoing clauses (i) and (ii), other than:

(A)

any disposition of Cash Equivalents or Investment Grade Securities or obsolete, worn out or surplus property or property (including leasehold property interests) that is no longer economically practical in its business or commercially desirable to maintain or no longer used or useful in the ordinary course of business or any disposition of inventory, immaterial assets, or goods (or other assets) in the ordinary course of business (including giveaway of products in connection with the conduct of any giving program of CGI Borrower and its Subsidiaries);

(B)

the incurrence of Liens that are permitted to be incurred pursuant to Section 11.2, sales, transfers and other dispositions permitted by Section 11.3 or the making of any Restricted Payment or Permitted Investment, that is permitted to be made, and is made, pursuant to Section 11.5;

(C)

any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate Fair Market Value of less than the greater of (x) $3,250,000 and (y) 7.5% of Consolidated EBITDA of CGI Borrower for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of such disposition;

(D)

any disposition of property or assets or issuance of securities (1) by a Restricted Subsidiary to CGI Borrower or (2) by CGI Borrower or a Restricted Subsidiary to a Restricted Subsidiary (so long as, with respect to dispositions of ABL Priority Collateral included in the Borrowing Base from a Credit Party to a Restricted Subsidiary that is not a Credit Party with a Fair Market Value in excess of $2,000,000, the Borrower Representative has delivered to the Administrative Agent an updated Borrowing Base Certificate giving Pro Forma Effect to such disposition);

(E)	any disposition in connection with a Permitted Reorganization;

(F)	any issuance, sale or pledge of Equity Interests in, or Indebtedness, or other securities of, an Unrestricted Subsidiary;

(G)	foreclosures, condemnation, expropriation, or any similar action on assets or casualty or insured damage to assets;

(H)

any financing transaction with respect to property built or acquired by CGI Borrower or any Restricted Subsidiary after the Closing Date, including Sale Leasebacks and asset securitizations permitted by this Agreement;

(I)

CGI Borrower and any Restricted Subsidiary may (i) terminate or otherwise collapse its cost sharing agreements with CGI Borrower or any Subsidiary and settle any crossing payments in connection therewith, (ii) convert any intercompany Indebtedness to Equity Interests or any Equity Interests to intercompany Indebtedness, other than the Swiss Intercompany Indebtedness, (iii) transfer any intercompany Indebtedness to CGI Borrower or any Restricted Subsidiary, (iv) settle, discount, write off, forgive or cancel any intercompany Indebtedness or other obligation owing by

CGI Borrower or any Restricted Subsidiary, other than the Swiss Intercompany Indebtedness, (v) settle, discount, write off, forgive or cancel any Indebtedness owing by any present or former consultants, managers, directors, officers or employees of any Parent Entity, Holdings, CGI Borrower or any Subsidiary or any of their successors or assigns or (vi) surrender or waive contractual rights and settle or waive contractual or litigation claims;

(J)

the sale or discount of accounts receivable or notes receivable or the conversion of accounts receivable to notes receivable, in each case, in the ordinary course of business and relating only to accounts receivable which, if included in the Borrowing Base, the Credit Parties receive in any such sale, discount or conversion not less than the amounts borrowed or available to be borrowed under the Borrowing Base, so long as the Borrower Representative has delivered to the Administrative Agent an updated Borrowing Base Certificate giving Pro Forma Effect to such sale or discount;

(K)

(i) the sale, licensing, sub-licensing or other disposition of Intellectual Property or other general intangibles in the ordinary course of business; (ii) the sale, licensing, sub-licensing or other disposition of Intellectual Property or other general intangibles pursuant to any Intercompany License Agreement, and (iii) the expiration of any patent, trademark or copyright in accordance with its statutory term;

(L)	the unwinding of any Hedging Obligations or obligations in respect of Cash Management Services;

(M)

sales, transfers, and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(N)

the lapse or abandonment of Intellectual Property rights in the ordinary course of business, which in the reasonable business judgment of the Borrower Representative are not material to the conduct of the business of CGI Borrower and the Restricted Subsidiaries taken as a whole;

(O)	the issuance of directors’ qualifying shares and shares issued to foreign nationals as required by applicable law;

(P)

dispositions of property (other than ABL Priority Collateral) to the extent that (1) such property is exchanged for credit against the purchase price of similar replacement property that is promptly purchased or (2) the proceeds of such disposition are promptly applied to the purchase price of such replacement property (which replacement property is actually promptly purchased);

(Q)

(i) leases, subleases, licenses, sublicenses, covenants not to sue, releases, consents and other forms of license (and terminations thereof), in each case in the ordinary course of business and which do not materially interfere with the business of CGI Borrower and the Restricted Subsidiaries, taken as a whole and (ii) Intercompany License Agreements;

(R)	dispositions of non-core assets acquired in connection with any Permitted Acquisition or Investment permitted hereunder;

(S)	any disposition of assets that do not constitute Collateral in any transaction or series of transactions with an aggregate Fair Market Value of less than $3,000,000;

(T)

(i) bulk sales or other dispositions of Inventory of CGI Borrower or a Restricted Subsidiary not in the ordinary course of business in connection with Store closings, at arm’s length so long as (A) the Payment Conditions are satisfied on a Pro Forma Basis and (B) the Borrower Representative has delivered to the Administrative Agent an updated Borrowing Base Certificate excluding such Inventory and (ii) sales or other dispositions by CGI Borrower or any Restricted Subsidiary of assets in connection with the closing or sale of a Store in the ordinary course of business of CGI Borrower and its Subsidiaries which consist of leasehold interests in the premises of such Store, the equipment and fixtures located at such premises and the books and records relating directly to the operations of such Store; provided that as to each and all such sales and closings, each such sale shall be on commercially reasonable prices and terms in a bona fide arm’s length transaction; and

(U)	licenses for the conduct of licensed departments within the Stores of CGI Borrower or any Restricted Subsidiary in the ordinary course of business;

“Assignment and Acceptance” shall mean an assignment and acceptance substantially in the form of Exhibit A, or such other form as may be approved by the Administrative Agent and, to the extent Borrower Representative’s consent is required in connection with such assignment, the Borrower Representative;

“Assignment Taxes” shall have the meaning provided in the definition of Other Taxes;

“Authorized Officer” shall mean, with respect to any Person, any individual holding the position of chairman of the board (if an officer), the Chief Executive Officer, President, the Chief Financial Officer, the Chief Operating Officer, the Treasurer, the Controller, any Vice President, a Director, a Manager, or any other senior officer or agent with express authority to act on behalf of such Person designated as such by the board of directors or other managing authority of such Person;

“Auto-Extension Letter of Credit” shall have the meaning provided in Section 3.2(d);

“Availability Reserves” shall mean, without duplication of any other Borrowing Base Reserves or items that are otherwise addressed or excluded through eligibility criteria, and without duplication of any of the factors taken into account in determining Appraised Value, such reserves as the Administrative Agent from time to time determines or adjusts in its Permitted Discretion (in accordance with and subject to the limitations of Section 2.19) as reflecting (a) any impediments to the Administrative Agent’s ability to realize upon the Collateral included in a Borrowing Base, (b) claims and liabilities that the Administrative Agent determines in its Permitted Discretion will need to be satisfied in connection with the realization upon the Collateral included in a Borrowing Base, or (c) events, conditions, contingencies or risks (other than events, conditions, contingencies or risks known to the Administrative Agent as of the Closing Date, which shall not be the basis for establishment of any Availability Reserves unless (i) the Administrative Agent establishes such Availability Reserves on or before the Closing Date or (ii) such events, conditions, contingencies or risks shall have changed in an adverse manner to the Administrative Agent and the Lenders since the Closing Date) that adversely affect any component of a Borrowing Base, or the validity or enforceability of this Agreement or the other Credit Documents or any of the rights or remedies of the Secured Parties hereunder or thereunder. Without limiting the generality of the foregoing, by way of example and not limitation, Availability Reserves may include (but are not limited to), in the Administrative Agent’s Permitted Discretion, reserves based on: (i) rent and amounts payable to third party manufacturers in possession of Eligible Inventory; provided that the Availability Reserves in respect of leased and other locations described in the succeeding clauses (x) and (y) shall not be established in the Administrative Agent’s Permitted Discretion for a period of 90 days after the Closing Date (other than as set forth in the Borrowing Base Certificate delivered on the Closing Date) and shall be limited to an amount equal to the sum of, without duplication, (x) all past due rent for all of the Borrowing Base Parties’ leased locations plus (y) one month’s rent for (A) all of the Borrowing Base Parties’ leased locations in Landlord Lien States and (B) distribution centers or warehouses, plus (z) amounts due and payable by a Borrowing Base Party to third party manufacturers in possession of Eligible Inventory at third party manufacturing locations (other than, in each case, such locations, distribution centers or warehouses described in clauses (x) through (z) with respect to which the Administrative Agent has received a Collateral Access Agreement); provided, further, that any reserve for any such location, distribution center or warehouse described in clauses (x) through (z) shall not exceed the amount advanced against Collateral consisting of Inventory located at such location, distribution center or warehouse, respectively; (ii) customs duties, freight charges, taxes, tariffs, insurance charges and other charges that may reasonably be expected to become due with respect to any Eligible In-Transit Inventory or any Inventory associated with any Eligible Letter of Credit and other costs associated with Inventory of any Borrowing Base Party which is being imported into the United States, Canada, The Netherlands or Belgium; (iii) outstanding Taxes and other governmental charges due and owing by any Borrowing Base Party but unpaid, including, ad valorem, real estate, personal property, sales and other Taxes, and claims of the PBGC, FSCO and other Governmental Authorities in respect of Plans or Canadian Pension Plans, in the case of each of the foregoing items described in this clause (iii) that are secured by Liens that have priority over or are pari passu with the Liens of the Administrative Agent in the ABL Priority Collateral; (iv) salaries, wages, vacation pay and benefits due and owing to employees of any Credit Party but unpaid; (v) Canadian Priority Payable Reserves, Dutch Priority Payable Reserves, Swiss Priority Payable Reserves, UK Priority Payable Reserves and other Priority Payable Reserves; (vi) Customer Credit Liabilities; (vii) unpaid warehousemen’s or bailees’ charges due and owing by any Borrowing Base Party the Liens in respect of which may have priority over or are pari passu with the Liens of the Administrative Agent in the ABL Priority Collateral (other than for any location with respect to which the Administrative Agent has received a Collateral Access Agreement); (viii) Cash Management Services Reserves; (ix) Bank Product/Hedge Reserves; and (x) Dilution Reserves;

“Available Commitment” shall mean an amount equal to the excess, if any, of (i) the amount of the aggregate Revolving Credit Commitments over (ii) the sum of the aggregate principal amount of (a) all Revolving Credit Loans (but not Swingline Loans) then outstanding and (b) the Revolving Credit Commitment Percentage of the aggregate Letters of Credit Outstanding at such time attributable to all Lenders with Revolving Credit Commitments at such time;

“Available FILO Commitment” shall mean an amount equal to the excess, if any, of (i) the amount of the aggregate FILO Credit Commitments over (ii) the aggregate principal amount of all FILO Credit Loans then outstanding;

“Average Revolver Debt” shall mean, as of any date of determination, an amount equal to (a) the quotient obtained by dividing (i) the sum of each month-end balance of outstanding revolving loans, including the Revolving Loans under this Agreement and the revolving loans under the Term Loan Credit Documents (if any), reflected on a consolidated balance sheet of CGI Borrower (but excluding the notes thereto) prepared as of each such date on a consolidated basis in accordance with IFRS during the most recent Test Period ended on or prior to such date of determination, by (ii) twelve, minus (b) the average month-end balance of cash and Cash Equivalents (in each case, free and clear of all Liens other than Permitted Liens) reflected on a consolidated balance sheet of CGI Borrower (but excluding the notes thereto) prepared as of each such date on a consolidated basis in accordance with IFRS during the most recent Test Period ended on or prior to such date of determination;

“Average Revolving Loan Utilization” shall mean, with respect to a given Class of Revolving Commitments, at any Adjustment Date, the average daily aggregate Revolving Credit Exposure (excluding any Revolving Credit Exposure resulting from outstanding Swingline Loans) of such Class for the three-month period immediately preceding such Adjustment Date (or, solely with respect to the FILO Credit Commitments, if shorter, the period from the Sixth Closing Date to such Adjustment Date), divided by the aggregate Commitments of such Class at such time;

“BA Discount Proceeds” means, with respect to a particular Banker’s Acceptance or BA Equivalent Note, the following amount:

        F

1+D x T

    365

where

F means the face amount of such Banker’s Acceptance or BA Equivalent Note;

D means the applicable discount BA Rate for such Banker’s Acceptance or BA Equivalent Note; and

T means the number of days to maturity of such Banker’s Acceptance or BA Equivalent Note,

with the amount as so determined being rounded up or down to the fifth decimal place and .000005 being rounded up;

“BA Equivalent Note” has the meaning set forth in Section 5.1(a);

“BA Lender” means any Lender which has not notified the Administrative Agent in writing that it is unwilling or unable to accept Drafts as provided for in Article 5;

“BA Rate” means with respect to an issue of Banker’s Acceptances, (a) for a Lender which is a Bank Act (Canada) Schedule I bank (each, a “Schedule I Lender”), (i) the rate of interest per annum equal to the arithmetic average of the discount rates for Banker’s Acceptances having an identical or comparable term as the proposed Banker’s Acceptance, displayed and identified as such on the display referred to as the “CDOR Page” (or any display substituted therefor) of Reuter Monitor Money Rates Service as at or about 10:00 a.m. (Toronto time) of such day (or, if such day is not a Business Day, as of 10:00 a.m. (Toronto time) on the immediately preceding Business Day), or (ii) if such rates do not appear on the CDOR Page at such time and on such date, the rate for such date will be the annual discount rate (rounded upward to the nearest whole multiple of 1/100 of 1.0%) as of 10:00 a.m. (Toronto time) on such day at which the Administrative Agent is then offering to purchase Banker’s Acceptances accepted by it having such specified term (or a term as closely as possible comparable to such specified term) and (b) for a Lender which is not a Schedule I Lender, for the proposed Banker’s Acceptance, the lesser of (i) the annual discount rate for Banker’s Acceptances or BA Equivalent Notes, as applicable, for such term quoted by such Lender at or about 10:00 a.m. (Toronto time) and (ii) the annual discount rate applicable to Banker’s Acceptances as determined for a Schedule I Lender in (a) above for the same Banker’s Acceptances issue plus 5 basis points; provided that the BA Rate shall be no less than 0%;

“BA Stamping Fee” means the amount calculated by multiplying the face amount of a Banker’s Acceptance or a BA Equivalent Note by the BA Stamping Fee Rate and then multiplying the result by a fraction, the numerator of which is the number of days to elapse from and including the date of acceptance of such Banker’s Acceptance or purchase of such BA Equivalent Note by a Lender up to but excluding the maturity date of such Banker’s Acceptance or BA Equivalent Note and the denominator of which is 365;

“BA Stamping Fee Rate” means, with respect to a Banker’s Acceptance or a BA Equivalent Note, the applicable percentage rate per annum indicated below the reference to “BA Stamping Fee Rate” in the definition of “Applicable Margin” relevant to the period in respect of which a determination is being made;

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution;

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings);

“Bank Product Agreement” shall mean any agreement or arrangement to provide Bank Products described in the definition thereof;

“Bank Product Provider” shall mean (i) any Person that, at the time it enters into a Bank Product Agreement, is an Agent or a Lender or an Affiliate or branch of an Agent or a Lender or (ii) with respect to any Bank Product Agreement entered into prior to the Closing Date, any Person that is a Lender or an Affiliate or branch of a Lender on the Closing Date; provided that, if such Person is not a Lender, such Person executes and delivers to the Administrative Agent and the Borrower Representative a letter agreement in form and substance reasonably acceptable to the Administrative Agent pursuant to which such Person (a) appoints the Administrative Agent as its agent under the applicable Credit Documents and (b) agrees to be bound by the provisions of Article VI and Sections 7.1 and 8.13 of the Canadian Pledge Agreement, Sections 4.3, 6.6, 7.4, 7.6, 8.1 and 8.19 of the Canadian Security Agreement and corresponding or similar provisions in any other Security Document, in each case, as if it were a Lender;

“Bank Product/Hedge Reserves” shall mean reserves in an amount equal to the then reasonably anticipated liabilities and obligations of the Credit Parties with respect to any Secured Bank Product Agreements and Secured Hedge Agreements, as calculated by the relevant Bank Product Provider or Hedge Bank and the Borrower Representative and provided to the Administrative Agent together with the supporting calculations therefor promptly (but in any case not later than three Business Days or such later date as agreed by the Administrative Agent) following the date on which a request was made by the Administrative Agent to the Borrower Representative;

“Bank Products” shall mean, collectively, any services or facilities (other than Cash Management Services or any Credit Event under this Agreement) on account of (i) credit and debit cards and (ii) purchase cards and other card payment products;

“Banker’s Acceptance” means a depository bill, as defined in the Depository Bills and Notes Act (Canada), in Dollars that is in the form of a Draft signed by or on behalf of a Borrower and accepted by a BA Lender as contemplated under Article 5 or, for Lenders not participating in clearing services as contemplated in that Act, a draft or other bill of exchange in Dollars that is signed on behalf of a Borrower and accepted by a Lender;

“Bankruptcy Code” shall have the meaning provided in Section 12.5;

“Belgian Inventory” shall mean, as of the date of determination thereof, without duplication, all items of Eligible Inventory of a Swiss Borrowing Base Party located in Belgium;

“Belgian Security Event” shall mean the completion by the Borrowers of all actions as are reasonably necessary or advisable under the legislation in Belgium regarding security rights in rem on movable assets, including entering into documentation, causing the delivery of customary legal opinions by counsel to Swiss Borrower and making such filings and registrations, in each case, in form and substance as are reasonably satisfactory to the Administrative Agent and the Borrower Representative, in order to grant to the Administrative Agent, for the benefit of the Secured Parties, a first priority Lien on the Collateral owned by Swiss Borrower located in Belgium;

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation;

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230;

“Benefited Lender” shall have the meaning provided in Section 14.8(a);

“BIA” means the Bankruptcy and Insolvency Act (Canada);

“Blocked Account Agreement” shall have the meaning provided in Section 10.9(c)(ii);

“Blocked Account Banks” shall mean the banks with whom DDAs are maintained and with whom a Blocked Account Agreement has been, or is required to be, executed in accordance with the terms hereof;

“Blocked Account Date” shall have the meaning provided in Section 10.9(c)(ii);

“Blocked Accounts” shall have the meaning provided in Section 10.9(c)(ii);

“Board” shall mean the Board of Governors of the Federal Reserve System of the United States (or any successor);

“Bona Fide Debt Fund” shall mean any debt fund or other Person that is engaged in, or advises funds or other investment vehicles that are engaged in, making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course and whose managers have fiduciary duties to the third-party investors in such fund or investment vehicle independent of their duties to Holdings or Bain Capital Private Equity, LP; provided, however, in no event shall (x) any natural Person or (y) Holdings, CGI Borrower or any Subsidiary thereof be a “Bona Fide Debt Fund”;

“Borrower” or “Borrowers” shall mean, individually or collectively, CGI Borrower, any Successor Borrower and/or Swiss Borrower as the context requires;

“Borrower Materials” shall have the meaning provided in Section 14.17(b);

“Borrower Representative” shall have the meaning provided in Section 2.18;

“Borrowing” shall mean a borrowing by way of (i) a Loan of a Class and Type, made, converted, or continued on the same date and, in the case of a LIBOR Loan, or a EURIBOR Loan or an acceptance by a Lender of a draft or depository bill presented for acceptance as a Banker’s Acceptance or a BA Equivalent Note, in each case, as to which a single Interest Period is in effect, (ii) a Swingline Loan or (iii) a Protective Advance;

“Borrowing Base” shall mean the aggregate of the CGI Borrowing Base and the Swiss Borrowing Base (the Borrowing Base at any time shall be determined by reference to the most recent Borrowing Base Certificates delivered to the Administrative Agent pursuant to Section 10.1(i), as adjusted to give effect to Borrowing Base Reserves (in accordance with and subject to the limitations of Section 2.19) following such delivery);

“Borrowing Base Certificate” shall have the meaning provided in Section 10.1(i);

“Borrowing Base Parties” shall mean, collectively, the CGI Borrowing Base Parties and the Swiss Borrowing Base Parties;

“Borrowing Base Reserve” shall mean the sum (without duplication of any other reserve or items that are otherwise addressed or excluded through eligibility criteria, and without duplication of any of the factors taken into account in determining Appraised Value) of, without duplication, (a) the Availability Reserves; (b) the Inventory Reserves; (c) the Receivables Reserves; and (d) the aggregate amount of liabilities secured by Liens on Collateral included in the Borrowing Base and, commencing with the Sixth Closing Date and until and excluding the FILO Credit Termination Date, the FILO Borrowing Base, which Liens are senior in priority to the Administrative Agent’s Liens;

“Broker-Dealer Subsidiary” shall mean any Subsidiary that is registered as a broker-dealer under the Exchange Act or any other applicable law requiring similar registration;

“Business Day” shall mean any day excluding Saturday, Sunday, and any other day on which banking institutions in Toronto, Ontario are authorized by law or other governmental actions to close, and, if such day relates to any interest rate settings as to a LIBOR Loan, EURIBOR Loan or European Base Rate Loan, any fundings, disbursements, settlements, and payments in respect of any such LIBOR Loan, EURIBOR Loan or European Base Rate Loan, or any other dealings to be carried out pursuant to this Agreement in respect of any such LIBOR Loan, EURIBOR Loan or European Base Rate Loan, such day shall be a day on which dealings in deposits in U.S. Dollars, Euros or Pounds Sterling, as applicable, are conducted by and between banks in the applicable London interbank market;

“Canadian Credit Party” shall mean CGI Borrower, Holdings and each other Credit Party organized, formed or incorporated under the laws of Canada or any province or territory thereof;

“Canadian DB Plan” shall mean a Canadian Pension Plan that contains a “defined benefit provision” as such term is defined in the ITA;

“Canadian Pension Plan” shall mean a “registered pension plan” as such term is defined in the ITA that is maintained, funded or sponsored by any Canadian Credit Party for its employees, but shall not include statutory plans, including the Canada and Quebec Pension Plans;

“Canadian Pledge Agreement” means the share and note pledge agreement among CGI Borrower, Holdings, each other pledgor from time to time party thereto and the Administrative Agent for the benefit of the Secured Parties.

“Canadian Priority Payable Reserves” shall mean, without duplication of any other Borrowing Base Reserves with respect to the Canadian Credit Parties, such reserves as the Administrative Agent from time to time determines in its Permitted Discretion (in accordance with and subject to the limitations of Section 2.19) as being appropriate to reflect any amounts secured by any Liens on Collateral of any Canadian Credit Party included in the Borrowing Base or, commencing with the Sixth Closing Date and until and excluding the FILO Credit Termination Date, the FILO Borrowing Base, as applicable, choate or inchoate, which rank or are capable of ranking in priority to, or pari passu with, the Liens of the Administrative Agent and/or any amounts which may represent costs relating to the enforcement of the Liens of the Administrative Agent on the Collateral of any Canadian Credit Party included in the Borrowing Base or the FILO Borrowing Base, as applicable, including, without limitation, any such amounts due and owing by any Canadian Credit Party and not paid for wages (including any amounts protected by the Wage Earner Protection Program Act (Canada)), amounts due and owing by any Canadian Credit Party and not paid for vacation pay, amounts due and owing by any Canadian Credit Party and not paid under any legislation relating to workers’ compensation or to employment insurance, all amounts deducted or withheld and not paid and remitted when due under the ITA, amounts currently due or past due and owing by any Canadian Credit Party and not paid for realty, municipal or similar Taxes (to the extent impacting personal or movable property) and all amounts currently due and past due and owing by a Credit Party in respect of any Canadian Pension Plan or pursuant to the Pension Benefit Act (Ontario) or any similar legislation;

“Canadian Securities Laws” shall mean the Securities Act (Ontario) and the corresponding legislation in each of the provinces and territories of Canada, together with all regulations, instruments, rules and policies thereunder;

“Canadian Security Agreement” shall mean the general security agreement entered into by CGI Borrower, Holdings, Canada Goose Trading Inc. and the Administrative Agent for the benefit of the Secured Parties on the Closing Date;

“Canadian Subsidiary” shall mean any Subsidiary that is organized under the laws of Canada or any province or territory thereof;

“Capital Expenditures” shall mean, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities and including in all events all amounts expended or capitalized under Capital Leases) by CGI Borrower and the Restricted Subsidiaries during such period that, in conformity with IFRS, are or are required to be included as additions during such period to property, plant or equipment reflected in the consolidated balance sheet of CGI Borrower and the Restricted Subsidiaries (including capitalized software expenditures, customer acquisition costs and incentive payments, conversion costs, and contract acquisition costs); provided that the term “Capital Expenditures” shall not include (i) any additions to property, plant and equipment and other capital expenditures made with the proceeds of any equity securities issued or capital contributions received by any Credit Party or any Subsidiary, (ii) expenditures made in connection with the replacement, substitution, restoration or repair of assets to the extent financed with (x) insurance proceeds paid on account of the loss of or damage to the assets being replaced, substituted, restored or repaired or (y) awards of compensation arising from the taking by eminent domain or condemnation or expropriation of the assets being replaced, (iii) the purchase price of property, plant and equipment that is purchased substantially concurrently with the trade-in of existing property, plant or equipment to the extent that the gross amount of such purchase price is reduced by the credit granted by the seller of such property, plant and equipment for the property, plant or equipment being traded in at such time, (iv) the purchase of plant, property or equipment to the extent financed with the proceeds of dispositions that are not required to be applied to prepay the Obligations or the Term Loan Obligations, (v) expenditures that are accounted for as capital expenditures by CGI Borrower or any Restricted Subsidiary and that actually are paid for by a Person other than CGI Borrower or any Restricted Subsidiary and for which none of CGI Borrower or any Restricted Subsidiary has provided or is required to provide or incur, directly or indirectly, any consideration or obligation to such Person or any other Person (whether before, during or after such period) other than rent and similar or related obligations or (vi) expenditures that constitute Permitted Acquisitions or other Permitted Investments that involve the purchase or other acquisition for consideration of any other Person or of all or substantially all of the assets of another Person or assets constituting a business unit, line of business or division of another Person;

“Capital Lease” shall mean, as applied to any Person, any lease of any property (whether real, personal, or mixed) by that Person as lessee that, in conformity with IFRS, is, or is required to be, accounted for as a capital lease on the balance sheet of that Person; provided that all leases of any Person that are or would be characterized as operating leases in accordance with IFRS immediately prior to the Closing Date (whether or not such operating leases were in effect on such date) shall continue to be accounted for as operating leases (and not as Capital Leases) for purposes of this Agreement (except that financial statements delivered pursuant to Section 10.1 shall reflect such operating leases in accordance with IFRS as in effect at the time of such delivery) regardless of any change in IFRS following the date that would otherwise require such leases to be recharacterized as Capital Leases;

“Capital Stock” shall mean (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights, or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, unlimited liability company, partnership or membership interests (whether general or limited), and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person (it being understood and agreed, for the avoidance of doubt, that “cash-settled phantom appreciation programs” in connection with employee benefits that do not require a dividend or distribution shall not constitute Capital Stock);

“Capitalized Lease Obligation” shall mean, at the time any determination thereof is to be made, the amount of the liability in respect of a Capital Lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) prepared in accordance with IFRS; provided that all obligations of any Person that are or would be characterized as operating lease obligations in accordance with IFRS immediately prior to the Closing Date (whether or not such operating lease obligations were in effect on such date) shall continue to be accounted for as operating lease obligations (and not as Capitalized Lease Obligations) for purposes of this Agreement (except that financial statements delivered pursuant to Section 10.1 shall reflect such operating leases in accordance with IFRS as in effect at the time of such delivery) regardless of any change in IFRS following the date that would otherwise require such obligations to be recharacterized as Capitalized Lease Obligations;

“Captive Insurance Subsidiary” shall mean a Subsidiary of CGI Borrower or any of its Subsidiaries established for the purpose of, and to be engaged solely in the business of, insuring the businesses or facilities owned or operated by CGI Borrower or any of its Subsidiaries or joint ventures or to insure related or unrelated businesses;

“Cash Collateral Account” shall mean (i) any interest bearing account established by any Credit Party with the Administrative Agent, for its own benefit and the benefit of the other Secured Parties or (ii) any deposit account established by any Credit Party with any depository bank reasonably acceptable to the Administrative Agent that is subject to a control agreement in form and substance reasonably satisfactory to the Administrative Agent, in each case under the foregoing clause (i) and clause (ii), which account is under the sole and exclusive dominion and control of the Administrative Agent, in the name of the Administrative Agent or as the Administrative Agent shall otherwise direct and in which the Administrative Agent has a first priority perfected Lien;

“Cash Collateralize” shall mean to pledge and deposit with or deliver to the Administrative Agent, for the benefit of one or more of the Letter of Credit Issuer or the Lenders, as collateral for L/C Obligations, obligations of the Lenders to fund participations in respect of L/C Obligations, obligations arising under Banker’s Acceptance or obligations under BA Equivalent Notes, cash or deposit account balances (including such deposits made into any Cash Collateral Account) or, if the Administrative Agent and the Letter of Credit Issuer shall agree in their sole discretion, other credit support or reimbursement agreements. “Cash Collateral” shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support;

“Cash Dominion Period” shall mean either (a) the period following the occurrence and during the continuation of any Specified Default, or (b) any period commencing on the date that Excess Availability shall have been less than the greater of (x) $10,000,000 and (y) 12.5% of the Line Cap for five (5) consecutive Business Days and ending on the date thereafter that Excess Availability shall have been at least the greater of (i) $10,000,000 and (ii) 12.5% of the Line Cap for thirty (30) consecutive calendar days;

“Cash Equivalents” shall mean:

(i)	Dollars,

(ii)	U.S. Dollars, Euro or Pounds Sterling,

(iii)

securities issued or directly and fully and unconditionally guaranteed or insured by the United States or Canadian governments or any country that is a member state of the European Union, or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government,

(iv)

certificates of deposit, time deposits, and Eurodollar time deposits with maturities of one year or less from the date of acquisition, demand deposits, banker’s acceptances with maturities not exceeding one year, and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $250,000,000 in the case of Canadian banks and $100,000,000 (or the Dollar equivalent as of the date of determination) in the case of foreign banks,

(v)

repurchase obligations for underlying securities of the types described in clauses (iii) and (iv) above and clause (ix) below entered into with any financial institution meeting the qualifications specified in clause (iv) above,

(vi)

commercial paper rated at least P-2 (or the equivalent thereof) by Moody’s or at least A-2 (or the equivalent thereof) by S&P and in each case maturing within 24 months after the date of creation thereof,

(vii)

marketable short-term money market and similar securities having a rating of at least P-2 or A-2 (or, in either case, the equivalent thereof) from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another nationally recognized ratings agency) and in each case maturing within 24 months after the date of creation or acquisition thereof,

(viii)

readily marketable direct obligations issued by any province, state, commonwealth, or territory of Canada or the United States or any political subdivision or taxing authority thereof having one of the two highest rating categories obtainable from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition,

(ix)

Indebtedness or preferred Capital Stock issued by Persons with a rating of “A” (or the equivalent thereof) or higher from S&P or “A2” (or the equivalent thereof) or higher from Moody’s with maturities of 24 months or less from the date of acquisition,

(x)

solely with respect to any Foreign Subsidiary: (a) obligations of the national government of the country in which such Foreign Subsidiary maintains its chief executive office and principal place of business provided such country is a member of the Organization for Economic Cooperation and Development, in each case maturing within one year after the date of investment therein, (b) certificates of deposit of, banker’s acceptances of, or time deposits with, any commercial bank which is organized and existing under the laws of the country in which such Foreign Subsidiary maintains its chief executive office and principal place of business provided such country is a member of the Organization for Economic Cooperation and Development, and whose short-term commercial paper rating from S&P is at least “A-2” or the equivalent thereof or from Moody’s is at least “P-2” or the equivalent thereof (any such bank being an “Approved Foreign Bank”), and in each case with maturities of not more than 24 months from the date of acquisition, and (c) the equivalent of demand deposit accounts which are maintained with an Approved Foreign Bank, in each case, customarily used by corporations for cash management purposes in any jurisdiction outside Canada and the United States to the extent reasonably required in connection with any business conducted by such Foreign Subsidiary organized in such jurisdiction,

(xi)

in the case of investments by any Foreign Subsidiary or investments made in a country outside Canada and the United States, Cash Equivalents shall also include investments of the type and maturity described in clauses (i) through (ix) above of foreign obligors, which investments have ratings, described in such clauses or equivalent ratings from comparable foreign rating agencies, and

(xii)	investment funds investing all or substantially all of their assets in securities of the types described in clauses (i) through (ix) above.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (i) and (ii) above; provided that such amounts are converted into any currency listed in clauses (i) and (ii) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts;

“Cash Management Agreement” shall mean any agreement or arrangement to provide Cash Management Services;

“Cash Management Bank” shall mean (i) any Person that, at the time it enters into a Cash Management Agreement, is an Agent or a Lender or an Affiliate or branch of an Agent or a Lender or (ii) with respect to any Cash Management Agreement entered into prior to the Closing Date, any Person that is a Lender or an Affiliate or branch of a Lender on the Closing Date; provided that, if such Person is not a Lender, such Person executes and delivers to the Administrative Agent and the Borrower Representative a letter agreement in form and substance reasonably acceptable to the Administrative Agent pursuant to which such Person (a) appoints the Administrative Agent as its agent under the applicable Credit Documents and (b) agrees to be bound by the provisions of Article VI and Sections 7.1 and 8.13 of the Canadian Pledge Agreement, Sections 4.3, 6.6, 7.4, 7.6, 8.1 and 8.19 of the Canadian Security Agreement and corresponding or similar provisions in any other Security Document, in each case, as if it were a Lender;

“Cash Management Services” shall mean any one or more of the following types of services or facilities: (a) ACH transactions, (b) treasury and/or cash management services, including, without limitation, controlled disbursement services, depository, overdraft and electronic funds transfer services, (c) foreign exchange facilities, (d) deposit and other accounts, and (e) merchant services (other than those constituting a line of credit). For the avoidance of doubt, Cash Management Services do not include Hedging Obligations;

“Cash Management Services Reserve” shall mean such reserves as the Administrative Agent, from time to time after the occurrence and during the continuation of a Cash Dominion Period, determines in its Permitted Discretion as being appropriate to reflect the reasonably anticipated liabilities and obligations of the Credit Parties with respect to Secured Cash Management Obligations then outstanding. The amount of any Cash Management Services Reserve established by the Administrative Agent shall not be duplicative of other Borrowing Base Reserves then in effect;

“Cash Receipts” shall have the meaning provided in Section 10.9(e);

“CGI Borrower” shall have the meaning given to such term in the opening paragraph of this Agreement;

“CGI Borrowing Base” shall mean, at any time of calculation, an amount in Dollars (or the Equivalent Amount in Dollars of any amount in a currency other than Dollars) equal to:

(a)	the amount of Eligible Cash of the CGI Borrowing Base Parties;

plus

(b)	the face amount of Eligible Credit Card Receivables of the CGI Borrowing Base Parties multiplied by the Credit Card Advance Rate;

plus

(c)	the face amount of Eligible Trade Receivables and Credit Enhanced Eligible Trade Receivables of the CGI Borrowing Base Parties multiplied by the applicable Receivables Advance Rate;

plus

(d)

the Cost of Eligible Inventory (other than Eligible In-Transit Inventory) of the CGI Borrowing Base Parties, net of Inventory Reserves applicable thereto, multiplied by the Appraisal Percentage of the applicable Appraised Value of Eligible Inventory of the CGI Borrowing Base Parties;

plus

(e)

the Cost of Eligible In-Transit Inventory of the CGI Borrowing Base Parties, net of Inventory Reserves applicable thereto, multiplied by the Appraisal Percentage of the applicable Appraised Value of Eligible In-Transit Inventory of the CGI Borrowing Base Parties, provided that the sum of the foregoing amount included in the CGI Borrowing Base along with the amount of Eligible In-Transit Inventory included in the Swiss Borrowing Base cannot exceed the Maximum In-Transit Inventory Amount;

plus

(f)

with respect to any Eligible Letter of Credit, the Appraisal Percentage of the Appraised Value of the Inventory of the CGI Borrowing Base Parties supported by such Eligible Letter of Credit, multiplied by the Cost of such Inventory of the CGI Borrowing Base Parties when completed, net of Inventory Reserves applicable thereto;

minus

(g)	without duplication, the amount of all other Borrowing Base Reserves to the extent applicable to, and to the assets of, the CGI Borrowing Base Parties,

minus

(h)	commencing with the Sixth Closing Date and until and excluding the FILO Credit Termination Date, the FILO Push-Down Amount (provided that this sub-clause (h) shall not be less than $0).

The CGI Borrowing Base at any time shall be determined by reference to the most recent Borrowing Base Certificate delivered to the Administrative Agent pursuant to Section 10.1(i), in respect of the CGI Borrowing Base, as adjusted to give effect to Borrowing Base Reserves to the extent applicable to, and to the assets of, the CGI Borrowing Base Parties (in accordance with and subject to the limitations of Section 2.19) following such delivery.

Notwithstanding the foregoing, for purposes of this definition and the definition of “Pro Forma Availability Condition,” no Accounts or Inventory being acquired pursuant to a Permitted Acquisition or permitted Investment will be included in the CGI Borrowing Base unless (i) the Administrative Agent, in its Permitted Discretion, confirms that such Accounts or Inventory conform to standards of eligibility in accordance with this Agreement, and (ii) to the extent required by the Administrative Agent, an audit of such Accounts and an appraisal of such Inventory is conducted and then only so long as such Accounts or Inventory, as the case may be, would otherwise satisfy the applicable eligibility criteria (it being understood that such audit or appraisal shall be conducted at CGI Borrower’s expense and shall not be counted for purposes of Section 10.2); provided, that until the earlier of (x) 45 days following the date on which a Permitted Acquisition or other permitted Investment is consummated (or such longer period as agreed to by the Administrative Agent in its Permitted Discretion) and (y) the date on which the requirements of clauses (i) and (ii) above are satisfied with respect to Accounts and Inventory being acquired in such Permitted Acquisition or other permitted Investment, an amount of such Accounts not to exceed $5,000,000 in the aggregate and such Inventory not to exceed $5,000,000 in the aggregate, that would otherwise constitute Eligible Credit Card Receivables, Eligible Trade Receivables, Eligible Inventory, Eligible In-Transit Inventory or Eligible Letter of Credit Inventory as shall be agreed upon between the Borrower Representative and the Administrative Agent in its Permitted Discretion shall be included in the CGI Borrowing Base (including, with respect to the definition of “Pro Forma Availability Condition” for purposes of computing aggregate Excess Availability on a Pro Forma Basis as provided therein);

“CGI Borrowing Base Parties” shall mean, as of the Sixth Closing Date, CGI Borrower and each other Guarantor as of the Sixth Closing Date, other than Swiss Borrower and from time to time each additional Guarantor that the Borrower Representative and the Administrative Agent agree shall be a CGI Borrowing Base Party;

“CGI Line Cap” shall mean, at any time of determination, the lesser of (a) the aggregate Revolving Credit Commitments of all Lenders and (b) the sum of the (i) CGI Borrowing Base and (ii) if, at such time, the Lenders’ aggregate Revolving Credit Exposures to CGI Borrower with respect to Revolving Credit Loans and Revolving Credit Commitments equal or exceed the amount of the CGI Line Cap under (b)(i) above, the CGI SBB Availability (which amount under this clause (b)(ii) shall never be less than zero);

“CGI SBB Availability” shall mean, at any time of determination, an amount equal to the least of (a) the Swiss Borrowing Base excluding the value of any Belgian Inventory until the occurrence of a Belgian Security Event, (b) the aggregate amount of trade receivables from the sale of Inventory by CGI Borrower to Swiss Borrower, plus any other amounts owing from Swiss Borrower to CGI Borrower to the extent owing in respect of ABL Priority Collateral, that constitute Swiss Intercompany Indebtedness and are subject to a second priority security interest in favour of CGI Borrower under the Swiss Intercompany Security, which in turn is collaterally assigned on a first priority basis by CGI Borrower in favour of the Administrative Agent, and (c) $10,000,000;

“Change in Law” shall mean (i) the adoption of any law, treaty, order, policy, rule, or regulation after the Closing Date, (ii) any change in any law, treaty, order, policy, rule, or regulation or in the interpretation or application thereof by any Governmental Authority after the Closing Date or (iii) compliance by any Lender with any guideline, request, directive, or order issued or made after the Closing Date by any central bank or other governmental or quasi-governmental authority (whether or not having the force of law). For purposes of this definition, (a) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines, or directives thereunder or issued in connection therewith and (b) all requests, rules, guidelines, requirements, or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority), or Canada, the United States or foreign regulatory authorities pursuant to Basel III, shall in each case described in clauses (a) and (b) above be deemed to be a Change in Law and have gone into effect after the date hereof, regardless of the date enacted, adopted, issued, or implemented;

“Change of Control” shall mean and be deemed to have occurred if, at any time after the Sixth Closing Date,

(a)

(1) any Person other than a Permitted Holder or (2) Persons (other than one or more Permitted Holders) constituting a “group” (as such term is used in Section 13(d) and Section 14(d) of the Exchange Act) or acting “jointly” or “jointly, and in concert” for the purposes of Canadian Securities Laws becomes the “beneficial owner” (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act or for the purposes of Canadian Securities Laws), directly or indirectly, of Voting Stock representing more than 35.0% of the aggregate voting power of the outstanding Voting Stock of Holdings and the percentage of aggregate voting power so held is greater than the percentage of the aggregate voting power represented by the Voting Stock of Holdings beneficially owned, directly or indirectly, in the aggregate by the Permitted Holders, unless, the Permitted Holders have, at such time, the right or the ability by voting power, contract, or otherwise to elect or designate for election at least a majority of the board of managers (or analogous governing body) of Holdings; or

(b)	Holdings shall cease to beneficially own, directly or indirectly, 100.0% of the issued and outstanding Equity Interests of CGI Borrower;

“Claims” shall have the meaning provided in the definition of Environmental Claims;

“Class” (i) when used in reference to any Loan or Borrowing, shall refer to whether such Loan, or the Loans comprising such Borrowing, are Revolving Credit Loans, FILO Credit Loans, Incremental Revolving Credit Loans, Extended Revolving Credit Loans (of the same Extension Series) or Swingline Loans and (ii) when used in reference to any Commitment, refers to whether such Commitment is a Revolving Credit Commitment, a FILO Credit Commitment an Incremental Revolving Credit Commitment or an Extended Revolving Credit Commitment; provided that, for certainty, the Revolving Credit Commitments and Revolving Credit Loans, on the one hand, shall be a separate Class from the FILO Credit Commitments and the FILO Credit Loans, on the other hand;

“Closing Date” shall mean June 3, 2016;

“Closing Refinancing” shall have the meaning provided in the Existing Credit Agreement;

“Code” shall mean the Internal Revenue Code of 1986;

“Collateral” shall mean all property pledged or mortgaged or purported to be pledged or mortgaged pursuant to the Security Documents, excluding in all events Excluded Property;

“Collateral Access Agreement” shall mean an agreement substantially in the form attached hereto as Exhibit B-1 (Collateral Access Agreement – U.S. Credit Parties) with respect to any U.S. Credit Party or as Exhibit B-2 (Collateral Access Agreement – Canadian Credit Parties) with respect to any Canadian Credit Party, or any other agreement reasonably satisfactory in form and substance to the Administrative Agent (it being understood and agreed that the form of Collateral Access Agreements in place under the Existing Credit Agreement are reasonably satisfactory to the Administrative Agent, but that new agreements in such form shall be obtained in respect of this Agreement) executed by (a) a bailee or other Person in possession of Collateral, including, without limitation, any warehouseman and (b) a landlord of Real Estate leased by any Credit Party (including, without limitation, any warehouse or distribution center), pursuant to which such Person, (i) acknowledges the Administrative Agent’s Lien on the Collateral, (ii) releases or subordinates such Person’s Liens in the Collateral held by such Person or located on such Real Estate, (iii) agrees to furnish the Administrative Agent with access to the Collateral in such Person’s possession or on the Real Estate for the purposes of conducting a liquidation, and (iv) makes such other agreements with the Administrative Agent as the Administrative Agent may reasonably require;

“Commitment Fee” shall have the meaning provided in Section 4.1(a);

“Commitment Fee Rate” shall mean a rate per annum set forth in the table below, based on the Average Revolving Loan Utilization with respect to Revolving Credit Commitments as of the most recent Adjustment Date:

Average Revolving Loan Utilization	Commitment Fee Rate
< 50%	0.375%
> 50%	0.25%

“Commitments” shall mean, with respect to each Lender (to the extent applicable), such Lender’s Revolving Credit Commitment, FILO Credit Commitment, Incremental Revolving Credit Commitment or Extended Revolving Credit Commitment;

“Commodity Exchange Act” shall mean the Commodity Exchange Act (7 U.S.C. § 1 et seq.);

“Communications” shall have the meaning provided in Section 14.17;

“Compliance Certificate” shall mean a certificate of an Authorized Officer of CGI Borrower delivered pursuant to Section 10.1(e) for the applicable Test Period;

“Concentration Account” shall have the meaning provided in Section 10.9(e);

“Confidential Information” shall have the meaning provided in Section 14.16;

“Consolidated Depreciation and Amortization Expense” shall mean with respect to any Person and its Restricted Subsidiaries for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees or costs, debt issuance costs, commissions, fees, and expenses, capitalized expenditures, customer acquisition costs, the amortization of original issue discount resulting from the issuance of Indebtedness at less than par and incentive payments, conversion costs, and contract acquisition costs of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with IFRS;

“Consolidated EBITDA” shall mean, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period:

(i)	increased by (without duplication):

(a)

(A) provision for taxes based on income or profits or capital, including, without limitation, U.S. federal, state, non-U.S., franchise, excise, value added, and similar taxes and foreign withholding taxes of such Person and its Restricted Subsidiaries paid or accrued during such period, including any penalties and interest related to such taxes or arising from any tax examinations, deducted (and not added back) in computing Consolidated Net Income and (B) amounts paid to Holdings or any direct or indirect parent company of Holdings in respect of taxes in accordance with Section 11.5(b)(xii)(B), solely to the extent such amounts were deducted in computing Consolidated Net Income, plus

(b)

Fixed Charges of such Person and its Restricted Subsidiaries for such period (including (1) net losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (2) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges), together with items excluded from the definition of Consolidated Interest Expense and any non-cash interest expense, to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income, plus

(c)	Consolidated Depreciation and Amortization Expense of such Person and its Restricted Subsidiaries for such period to the extent the same were deducted in computing Consolidated Net Income, plus

(d)

any non-cash increase in expenses resulting from the revaluation of inventory (including any impact of changes to inventory valuation policy methods including changes in capitalization of variances) or other inventory adjustments, plus

(e)

any other non-cash charges, expenses or losses, including any non-cash expense relating to the vesting of warrants and any write offs, write downs, expenses, losses, or items to the extent the same were deducted (and not added back) in computing Consolidated Net Income (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, (1) CGI Borrower may determine not to add back such non-cash charge in the current period and (2) to the extent CGI Borrower does decide to add back such non-cash charge, the cash payment in respect thereof in such future period shall be deducted from Consolidated EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period), plus

(f)

the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly-Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income, plus

(g)

the amount of management, monitoring, consulting, advisory and other fees (including termination and transaction fees) and indemnities and expenses paid or accrued in such period to the Sponsor or its respective Affiliates, plus

(h)	costs of surety bonds incurred in such period in connection with financing activities, plus

(i)

the amount of “run-rate” cost savings, operating expense reductions, and synergies (without duplication of any amounts added back pursuant to Section 1.12(c) in connection with Specified Transactions) that are projected by the Borrower Representative in good faith to result from actions taken or with respect to which substantial steps have been taken or are expected to be taken within 18 months of the determination to take such action, net of the amount of actual benefits realized prior to or during such period from such actions (which cost savings, operating expense reductions, and synergies shall be calculated on a pro forma basis as though such cost savings, operating expense reductions, or synergies had been realized on the first day of such period); provided that an Authorized Officer of the Borrower Representative shall have certified to the Administrative Agent that such cost savings are reasonably identifiable and factually supportable and it is understood and agreed that “run-rate” means the full recurring benefit for a period that is associated with any action either taken or with respect to which substantial steps have been taken or are expected to be taken within 18 months of the determination to take such action, plus

(j)	any net loss from disposed, abandoned, transferred, closed or discontinued operations (excluding held for sale discontinued operations until actually disposed of), plus

(k)

any costs or expense incurred by CGI Borrower or a Restricted Subsidiary pursuant to any management equity plan or equity option plan or any other management or employee benefit plan or agreement or any equity subscription or equityholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of CGI Borrower or net cash proceeds of an issuance of Equity Interests of CGI Borrower (other than Disqualified Stock), plus

(l)

the amount of expenses relating to payments made to option holders of any direct or indirect parent company of CGI Borrower or any of its direct or indirect parent companies in connection with, or as a result of, any distribution being made to equityholders of such Person or its direct or indirect parent companies, which payments are being made to compensate such option holders as though they were equityholders at the time of, and entitled to share in, such distribution, in each case to the extent permitted under this Agreement, plus

(m)

with respect to any joint venture that is not a Restricted Subsidiary, an amount equal to the proportion of those items described in clauses (a) and (c) above relating to such joint venture corresponding to CGI Borrower’s and the Restricted Subsidiaries’ proportionate share of such joint venture’s Consolidated Net Income (determined as if such joint venture were a Restricted Subsidiary), plus

(n)

costs associated with, or in anticipation of, or preparation for, compliance with the requirements of Canadian Securities Laws and the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith or other enhanced accounting functions and Public Company Costs, plus

(o)

cash receipts (or any netting arrangements resulting in reduced cash expenses) not included in Consolidated EBITDA in any period solely to the extent that the corresponding non-cash gains relating to such receipts were deducted in the calculation of Consolidated EBITDA pursuant to paragraph (ii) below for any previous period and not added back, plus

(p)

to the extent not already included in the Consolidated Net Income of such Person and its Restricted Subsidiaries, (1) any expenses and charges that are reimbursed by indemnification or other similar provisions in connection with any acquisition or investment or any sale, conveyance, transfer, or other Asset Sale of assets permitted hereunder and (2) to the extent covered by insurance and actually reimbursed, or, so long as the Borrower Representative has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (A) not denied by the applicable carrier in writing within 180 days and (B) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within such 365 days), expenses, charges or losses with respect to liability or casualty events or business interruption, plus

(q)	letter of credit fees; and

(ii) decreased	by (without duplication):

(a)

non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced Consolidated EBITDA in any prior period; provided that, to the extent non-cash gains are deducted pursuant to this clause (r) for any previous period and not otherwise added back to Consolidated EBITDA, Consolidated EBITDA shall be increased by the amount of any cash receipts (or any netting arrangements resulting in reduced cash expenses) in respect of such non-cash gains received in subsequent periods to the extent not already included therein, plus

(b)	any net income from disposed, abandoned, transferred, closed or discontinued operations (excluding held for sale discontinued operations until actually disposed of).

For the avoidance of doubt: (i) to the extent included in Consolidated Net Income, there shall be excluded in determining Consolidated EBITDA for any period any adjustments resulting from the application of ASC 815 and its related pronouncements and interpretations, or the equivalent accounting standard under IFRS or an alternative basis of accounting applied in lieu of IFRS, (ii) to the extent any add-backs or deductions are reflected in the calculation of Consolidated Net Income, such add-backs and deductions shall not be duplicated in determining Consolidated EBITDA and (iii) Consolidated EBITDA shall be calculated, including pro forma adjustments, in accordance with Section 1.12;

“Consolidated First Lien Secured Debt” shall mean Consolidated Total Debt as of such date that is not Subordinated Indebtedness and is secured by a Lien on the Collateral on an equal priority basis (but without regard to the control of remedies) with Liens on the Collateral securing the Obligations and/or the Term Loan Obligations that are secured by Term Priority Collateral on a senior secured basis to the security on such Collateral securing the Obligations;

“Consolidated Interest Expense” shall mean, with respect to any Person and its Restricted Subsidiaries for any period, the sum, without duplication, of:

(a)

consolidated cash interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (i) all commissions, discounts, and other fees and charges owed with respect to letters of credit or banker’s acceptances, (ii) capitalized interest to the extent paid in cash, and (iii) net payments (over payments received), if any, made pursuant to interest rate Hedging Obligations with respect to Indebtedness); plus

(b)

any cash payments made during such period in respect of the accretion or accrual of discounted liabilities referred to in clause (ix) below relating to Funded Debt that were amortized or accrued in a previous period; less

(c)	cash interest income for such period;

provided, the following shall in all cases be excluded from Consolidated Interest Expense:

(i)	any one-time cash costs associated with breakage in respect of Hedge Agreements to the extent such costs would be otherwise included in Consolidated Interest Expense;

(ii)

all non-recurring cash interest expense consisting of liquidated damages for failure to timely comply with registration rights obligations, all as calculated on a consolidated basis in accordance with IFRS;

(iii)	any “additional interest” owing pursuant to a registration rights agreement;

(iv)	non-cash interest expense attributable to a parent entity resulting from push-down accounting, but solely to the extent not reducing consolidated cash interest expense in any prior period;

(v)

any non-cash expensing of bridge, commitment, and other financing fees that have been previously paid in cash, but solely to the extent not reducing consolidated cash interest expense in any prior period;

(vi)	deferred financing costs, debt issuance costs, commissions, fees (including amendment and contract fees) and expenses and, in each case, the amortization thereof, and any amounts of non-cash interest;

(vii)	annual agency fees paid to any administrative agent or collateral agent under any credit facilities or other debt instruments or documents;

(viii)	costs associated with obtaining Hedge Agreements;

(ix)	the accretion or accrual of discounted liabilities and any prepayment premium or penalty during such period;

(x)	non-cash interest expense attributable to the movement of the mark-to-market valuation of obligations under Hedge Agreements or other derivative instruments;

(xi)

any non-cash expense resulting from the discounting of any Indebtedness in connection with the application of recapitalization accounting or, if applicable, purchase accounting in connection with the Transactions or any acquisition; and

(d)	cash interest expense of CGI Borrower in respect of Holdings Subordinate Debt.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS;

“Consolidated Net Income” shall mean, with respect to any Person and its Restricted Subsidiaries for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with IFRS; provided that, without duplication,

(i)

(a) any after-tax effect of extraordinary, non-recurring, or unusual gains or losses (less all fees and expenses relating thereto), charges or expenses (including relating to the Transactions), (b) severance, recruiting, retention and relocation costs, (c) curtailments or modifications to pension and post-retirement employee benefits plans, (d) start-up, transition, strategic initiative (including any multi-year strategic initiative) and integration costs, charges or expenses, (e) restructuring costs, charges, reserves or expenses (including related to acquisitions after the Closing Date and to the start-up, pre-opening, opening, closure, and/or consolidation of Stores, distribution centers, offices and facilities), (f) business optimization costs, charges or expenses, (g) costs, charges and expenses incurred in connection with new product design, development and introductions, (h) costs and expenses incurred in connection with intellectual property development and new systems design, (i) costs and expenses incurred in connection with implementation, replacement, development or upgrade of operational, reporting and information technology systems and technology initiatives, and (j) one-time compensation charges, shall be excluded,

(ii)

the Net Income for such period shall not include the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies during such period,

(iii)	any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed, or discontinued operations shall be excluded,

(iv)

any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or abandonments other than in the ordinary course of business, as determined in good faith by the board of directors (or analogous governing body) of CGI Borrower, shall be excluded,

(v)

the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of CGI Borrower shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash or Cash Equivalents) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

(vi)

any store and facility opening, pre-opening, construction, closing and consolidation costs, including any charges and losses related to any de novo store and start-up charges and losses until such store has been open and operating for a period of 18 consecutive months, shall be excluded.

(vii)

effects of adjustments (including the effects of such adjustments pushed down to CGI Borrower and the Restricted Subsidiaries) in any line item in such Person’s consolidated financial statements required or permitted by IFRS resulting from the application of purchase accounting, including in relation to the Transactions and any acquisition or investment that is consummated prior to or after the Closing Date or the amortization or write-off of any amounts thereof, in either case net of taxes, shall be excluded,

(viii)

(a) any after-tax effect of any income (loss) from the early extinguishment or conversion of Indebtedness or Hedging Obligations or other derivative instruments (including deferred financing costs written off and premiums paid), (b) any non-cash income (or loss) related to currency gains or losses related to Indebtedness, intercompany balances, and other balance sheet items and any net gain or loss resulting in such period from Hedging Obligations pursuant to IFRS or an alternative basis of accounting applied in lieu of IFRS, and (c) any non-cash expense, income, or loss attributable to the movement in mark to market valuation of foreign currencies, Indebtedness, or derivative instruments pursuant to IFRS, shall be excluded,

(ix)

any impairment charge or asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets, investments in debt and equity securities or as a result of a change in law or regulation or in connection with any disposition of assets, in each case, pursuant to IFRS, and the amortization of intangibles arising pursuant to IFRS, shall be excluded,

(x)

(a) any non-cash compensation expense recorded from grants of equity appreciation or similar rights, phantom equity, equity options units, restricted equity, or other rights to officers, directors, managers, or employees, (b) non-cash income (loss) attributable to deferred compensation plans or trusts and (c) any non-cash compensation expense resulting from equity-based payments to non-employees, in each case, shall be excluded,

(xi)

any fees, charges, losses, costs and expenses incurred during such period, or any amortization thereof for such period, in connection with or related to any acquisition (including any Permitted Acquisition), Restricted Payment, Investment, recapitalization, asset sale, issuance, registration or repayment or modification of Indebtedness, issuance or offering of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in the case of each such transaction described in this clause (xi), including any such transaction consummated prior to the Closing Date, the Transactions and any such transaction undertaken but not completed and including, for the avoidance of doubt, (1) the effects of expensing all transaction related expenses in accordance with IFRS, (2) such fees, expenses, or charges related to the incurrence of the Permitted Term Loans and the Loans hereunder and all Transaction Expenses, (3) such fees, expenses, or charges related to the entering into or offering of the Credit Documents and any other credit facilities or debt issuances or the entering into of any Hedge Agreement, and (4) any amendment or other modification of the Term Loan Credit Documents or the Permitted Term Loans thereunder, any Credit Facility or the Loans thereunder, or any other Indebtedness) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction, shall be excluded,

(xii)

(a) accruals and reserves (including contingent liabilities) that are (1) established or adjusted within twelve months after the Closing Date that are so required to be established as a result of the Transactions or (2) established or adjusted within twelve months after the closing of any Permitted Acquisition or any other acquisition (other than any such other acquisition in the ordinary course of business) that are so required to be established or adjusted as a result of such Permitted Acquisition or such other acquisition, in each case in accordance with IFRS, or (b) charges, accruals, expenses and reserves as a result of adoption or modification of accounting policies, shall be excluded,

(xiii)

to the extent covered by insurance or indemnification and actually reimbursed, or, so long as, in the case of reimbursements or indemnifications not yet received, the Borrower Representative has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer or indemnifying party and only to the extent that such amount is (a) not denied by the applicable carrier or indemnifying party in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such determination (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), losses, charges and expenses, shall be excluded,

(xiv)

any deferred tax expense associated with tax deductions or net operating losses arising as a result of the Transactions, or the release of any valuation allowance related to such items, shall be excluded,

(xv)

any costs or expenses incurred during such period relating to environmental remediation, any litigation, or other disputes in respect of events and exposures that occurred prior to the Closing Date and any costs or expenses incurred in connection with any governmental investigations shall be excluded,

(xvi)

any net pension or other post-employment benefit costs representing amortization of unrecognized prior service costs, actuarial losses, including amortization of such amounts arising in prior periods, amortization of the unrecognized net obligation (and loss or cost) and any other items of a similar nature, shall be excluded,

(xvii)

any non-cash adjustments resulting from the application of Accounting Standards Codification Topic No. 460, Guarantees, under U.S. generally accepted accounting principles or any comparable regulation under IFRS, shall be excluded, and

(xviii)

earn-out obligations and other contingent consideration obligations (including to the extent accounted for as bonuses, compensation or otherwise (and including deferred performance incentives in connection with Permitted Acquisitions whether or not a service component is required from the transferor or its related party)) and adjustments thereof and purchase price adjustments, shall be excluded.

In addition, to the extent not already included in the Consolidated Net Income of such Person and its Restricted Subsidiaries in any period, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall include the amount of proceeds received from business interruption insurance;

“Consolidated Total Assets” shall mean, as of any date of determination, the amount that would, in conformity with IFRS, be set forth opposite the caption “total assets” (or any like caption) on the most recent consolidated balance sheet of CGI Borrower and its Restricted Subsidiaries at such date (and, in the case of any determination relating to any Specified Transaction, on a Pro Forma Basis including any property or assets being acquired and excluding any assets being disposed of in connection therewith);

“Consolidated Total Debt” shall mean, as at any date of determination, an amount equal to the sum of (a) the aggregate principal amount of all outstanding Indebtedness (excluding any revolving loans, including the Revolving Loans under this Agreement and the revolving loans under the Term Loan Credit Documents (if any), reflected on the consolidated balance sheet of the CGI Borrower) of CGI Borrower and the Restricted Subsidiaries that would be reflected on a consolidated balance sheet (but excluding the notes thereto) prepared as of such date on a consolidated basis in accordance with IFRS (but excluding the effects of any discounting of Indebtedness resulting from the application of purchase accounting in connection with the Transactions or any Permitted Acquisition or any other acquisition permitted under this Agreement) consisting only of Indebtedness for borrowed money, Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments (and excluding, for the avoidance of doubt, Hedging Obligations); plus (b) the Average Revolver Debt; provided that Consolidated Total Debt shall not include (x) Letters of Credit or any other letter of credit, except, solely with respect to any standby Letter of Credit or other standby letter of credit, to the extent of unreimbursed obligations in respect of any such drawn standby Letter of Credit or other standby letter of credit; provided that any unreimbursed obligations in respect of any such drawn standby Letter of Credit or other standby letter of credit shall not be included as Consolidated Total Debt until one (1) Business Day after such amount is drawn and solely to the extent that a reimbursement obligation is then due and payable or (y) any Holdings Subordinate Debt;

“Contingent Obligations” shall mean, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends, or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (a) for the purchase or payment of any such primary obligation or (b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or (iii) to purchase property, securities, or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof;

“Contractual Requirement” shall mean, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound;

“Cost” shall mean the cost of manufacturing or acquiring the Credit Parties’ Inventory as determined in accordance with CGI Borrower’s accounting policies as in effect on the Closing Date and as reported on the Credit Parties’ stock ledger, as such policy may be modified with the consent of the Administrative Agent, whose consent will not be unreasonably withheld;

“Credit Card Advance Rate” shall mean:

(a)	with respect to the “Credit Card Advance Rate” under the CGI Borrowing Base and the Swiss Borrowing Base, ninety percent (90%); and

(b)	with respect to the “Credit Card Advance Rate” under the FILO CGI Borrowing Base and the FILO Swiss Borrowing Base, one hundred percent (100%);

“Credit Card Notification” shall have the meaning provided in Section 10.9(c)(i);

“Credit Card Receivables” shall mean each Account, together with all income, payments and proceeds thereof, owed by a major credit or debit card issuer or processor (including, but not limited to, JCB, VISA, Mastercard, American Express, Diners Club, DiscoverCard, Interlink, NYCE, Star/Mac, Tyme, Pulse, Accel, AFF, Shazam, CU244, Alaska Option and Maestro and such other issuers or processors approved by the Administrative Agent (such approval not to be unreasonably withheld)) to a Borrowing Base Party resulting from charges by a customer of a Borrowing Base Party on credit or debit cards in connection with the sale of goods by a Borrowing Base Party, or services performed by a Borrowing Base Party, in each case in the ordinary course of its business;

“Credit Documents” shall mean this Agreement, each Joinder Agreement, the Guarantees, the Security Documents, and any promissory notes issued by a Borrower pursuant hereto and any other document, agreement or letter agreed in writing by the Borrower Representative and the Administrative Agent to be a Credit Document;

“Credit Enhanced Eligible Trade Receivables” shall mean any Eligible Trade Receivable owing to a Borrowing Base Party that (A) is insured by a Person reasonably acceptable to the Administrative Agent or (B) that is due from an account debtor whose long-term unsecured indebtedness has an Investment Grade Rating and, if requested by the Administrative Agent, evidence reasonably acceptable to the Administrative Agent of such rating has been provided to the Administrative Agent by the Borrower Representative; provided that Credit Enhanced Eligible Trade Receivables of a Borrowing Base Party under clause (B) shall include investment grade Eligible Trade Receivables from (x) account debtors located in Canada, the United States and the United Kingdom, (y) specific account debtors as are consented to by the Administrative Agent (such consent not to be unreasonably withheld, delayed or conditioned), located outside Canada, the United States and the United Kingdom, and (z) account debtors located in such jurisdictions (other than Canada, the United States and the United Kingdom) as are consented to by the Administrative Agent (such consent not to be unreasonably withheld, delayed or conditioned);

“Credit Event” shall mean and include the making (but not the conversion or continuation) of a Loan and the issuance of a Letter of Credit;

“Credit Facilities” shall mean, collectively, each category of Commitments and each extension of credit hereunder;

“Credit Facility” shall mean a category of Commitments and extensions of credit thereunder;

“Credit Party” shall mean Holdings, the Borrowers, and the other Guarantors;

“Cure Amount” shall have the meaning provided in Section 12.15;

“Cure Expiration Date” shall have the meaning provided in Section 12.15;

“Cure Right” shall have the meaning provided in Section 12.15;

“Customer Credit Liabilities” shall mean, at any time, the aggregate remaining balance reflected on the books and records of the Borrowing Base Parties at such time of (a) outstanding gift certificates and gift cards of the Borrowing Base Parties entitling the holder thereof to use all or a portion of the gift certificate or gift card to pay all or a portion of the purchase price for any Inventory, and (b) outstanding merchandise credits and customer deposits of the Borrowing Base Parties;

“Customs Broker Agreement” shall mean an agreement substantially in the form attached hereto as Exhibit C-1 (Customs Broker Agreement – U.S. Credit Parties) with respect to any U.S. Credit Party or as Exhibit C-2 (Customs Broker Agreement—Canadian Credit Parties) with respect to any Canadian Credit Party, or any other agreement otherwise in form and substance reasonably satisfactory to the Administrative Agent, among a Borrowing Base Party, a customs broker, NVOCC or carrier, and the Administrative Agent, in which the customs broker, NVOCC or carrier acknowledges that it has control over and holds the documents evidencing ownership of the subject Inventory or other property for the benefit of the Administrative Agent, and agrees, upon notice from the Administrative Agent (which notice shall be delivered only upon the occurrence and during the continuance of an Event of Default), to hold and dispose of the subject Inventory and other property solely as directed by the Administrative Agent;

“DDAs” shall mean any checking, savings or other deposit account maintained by the Credit Parties;

“Debt Service Charges” shall mean, with respect to any Person and its Restricted Subsidiaries for any period, the sum of (a) Consolidated Interest Expense of such Person and its Restricted Subsidiaries paid or required to be paid in cash during such period, plus (b) scheduled amortization payments of principal made or required to be made (after giving effect to any prepayments paid in cash prior to the applicable Test Period that reduce the amount of such required payments) on account of Indebtedness for borrowed money (excluding the Obligations, any such obligations with respect to the Holdings Subordinate Debt, payments to reimburse any drawings under any commercial letters of credit, and any payments on Indebtedness required to be made on the final maturity date thereof, but including Capitalized Lease Obligations) for such period, plus (c) scheduled mandatory payments on account of Disqualified Stock (whether in the nature of dividends, redemption, repurchase or otherwise) required to be made in cash during such period;

“Default” shall mean any event, act, or condition set forth in Article 12 that with notice or lapse of time, or both, as set forth in such Article 12 would constitute an Event of Default;

provided that any Default that results solely from the taking of an action that would have been permitted but for the continuation of a previous Default will be deemed to be cured if such previous Default is cured prior to becoming an Event of Default;

“Default Rate” shall have the meaning provided in Section 2.8(f);

“Defaulting Lender” shall mean any Lender whose acts or failure to act, whether directly or indirectly, cause it to meet any part of the definition of Lender Default;

“Designated Account” shall have the meaning provided in Section 10.9(e);

“Designated Non-Cash Consideration” shall mean the Fair Market Value of non-cash consideration received by CGI Borrower or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-Cash Consideration pursuant to a certificate of an Authorized Officer of the Borrower Representative, setting forth the basis of such valuation, executed by either a senior vice president or the principal financial officer of the Borrower Representative, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of, or collection on, or other disposition of such Designated Non-Cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with Section 11.4;

“Dilution Percent” shall mean, for any period, that percentage reasonably determined by the Administrative Agent in its Permitted Discretion by dividing (a) the amount of charge-offs, returns of goods purchased from the Borrowing Base Parties and any other non-cash reductions to trade receivables during such period which had, at the time of sale, resulted in the creation of a trade receivable, by (b) the amount of sales (exclusive of sales and other similar taxes) of the Borrowing Base Parties during such period;

“Dilution Reserves” shall mean a Borrowing Base Reserve in amounts established by the Administrative Agent from time to time in its Permitted Discretion as being appropriate to reflect that the Dilution Percent is or is reasonably anticipated to be greater than five percent (5%);

“disposition” shall have the meaning assigned such term in clause (i) of the definition of Asset Sale;

“Disqualified Lenders” shall mean (i) those banks, financial institutions or other Persons separately identified in writing by CGI Borrower, the Sponsor or any of their respective Affiliates to the Agents prior to the Closing Date or as otherwise agreed by the Borrower Representative and the Administrative Agent after the Closing Date, and any Affiliates of such banks, financial institutions or other Persons; provided that no such identification after the Closing Date shall apply retroactively to disqualify any Person that has previously acquired an assignment or participation interest in any of the Loans with respect to such previously acquired participation interest or Loans, (ii) competitors (or Affiliates thereof) of CGI Borrower or any of its Subsidiaries, and (iii) Excluded Affiliates;

“Disqualified Stock” shall mean, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely for Qualified Stock), other than as a result of a change of control, asset sale, or similar event, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely for Qualified Stock), other than as a result of a change of control, asset sale, or similar event, in whole or in part, in each case, prior to the date that is 91 days after the Revolving Credit Maturity Date hereunder; provided that if such Capital Stock is issued to any plan for the benefit of employees of CGI Borrower or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by CGI Borrower or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death, or disability;

“Distressed Person” shall have the meaning assigned such term in the definition of Lender-Related Distress Event;

“Dollars” and “$” shall mean Canadian dollars;

“Draft” has the meaning set forth in Section 5.1(a);

“DTR Note” shall mean the promissory note issued by DTR LLC in favor of Holdings, dated as of the Second Closing Date;

“Dutch Priority Payable Reserve” shall mean, without duplication of any other Borrowing Base Reserves with respect to any Collateral located in The Netherlands, such reserves as the Administrative Agent from time to time determines in its Permitted Discretion (in accordance with and subject to the limitations of Section 2.19) as being appropriate to reflect any amounts secured by any Liens on Collateral located in The Netherlands included in the Borrowing Base or the FILO Borrowing Base, as applicable, choate, or inchoate, which rank or are capable of ranking in priority to, or pari passu with, the Liens of the Administrative Agent (including, as the case may be, the Administrative Agent’s estimate of amounts owed with respect to an asset which is subject to a conditional sale or hire purchase agreement, Lien or retention of title arrangement) and/or any amounts which may represent costs relating to the enforcement of the Administrative Agent’s Liens;

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent;

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway;

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution;

“Eligible Cash” shall mean, as of the date of determination thereof, without duplication, cash of a Borrowing Base Party, that is either:

(a)

deposited in a Restricted Account established by such Borrowing Base Party with any Lender that is subject to a blocked account agreement, in form and substance reasonably satisfactory to the Administrative Agent; or

(b)

deposited in a DDA established by such Borrowing Base Party with any Lender that is subject to a blocked account agreement, in form and substance reasonably satisfactory to the Administrative Agent, up to a maximum of $15,000,000;

“Eligible Credit Card Receivables” shall mean, at the time of any determination thereof, each Credit Card Receivable that is not ineligible for inclusion in the calculation of the Borrowing Base and, commencing with the Sixth Closing Date and until and excluding the FILO Credit Termination Date, the FILO Borrowing Base, pursuant to any of clauses (a) through (h) below (without duplication of any Borrowing Base Reserves established by the Administrative Agent). None of the following shall constitute an Eligible Credit Card Receivable, unless otherwise agreed by the Administrative Agent:

(a)	Credit Card Receivables that have been outstanding for more than five (5) Business Days from the date of sale giving rise to such Credit Card Receivable;

(b)	Credit Card Receivables with respect to which a Borrowing Base Party does not have good and valid title, free and clear of any Lien (other than any Permitted Liens);

(c)

Credit Card Receivables that are not subject to a first priority Lien in favor of the Administrative Agent pursuant to the Security Documents (other than Permitted Liens having priority by operation of law and Permitted Liens not having priority over, or that are pari passu with, the Lien of the Administrative Agent under applicable law; the foregoing not being intended to limit the ability of the Administrative Agent to change, establish or eliminate any Borrowing Base Reserves in its Permitted Discretion on account of any such Liens); provided, however, that chargebacks in the ordinary course by credit card or debit card issuers or processors shall not be deemed violative of this clause (c);

(d)

Credit Card Receivables which are disputed, or with respect to which a claim, counterclaim, offset or chargeback (other than chargebacks in the ordinary course by the credit card or debit card issuers or processors) has been asserted, by the applicable credit card or debit card processor (but only to the extent of such disputed amount, claim, counterclaim, offset or chargeback);

(e)

Credit Card Receivables as to which a credit card or debit card issuer or processor has the right under certain circumstances to require a Borrowing Base Party to repurchase the Accounts from such credit card or debit card issuer or processor;

(f)	Credit Card Receivables due from an issuer or payment processor of the applicable credit or debit card which is subject to an event of the type described in Section 12.5;

(g)

Credit Card Receivables which are evidenced by chattel paper or an instrument of any kind unless such chattel paper or instrument is in the possession of the Administrative Agent, and to the extent necessary or appropriate, endorsed to the Administrative Agent; or

(h)

Credit Card Receivables from major credit and debit card processors which the Administrative Agent determines in its Permitted Discretion (and upon notice to the Borrower Representative in the same manner as set forth in Section 2.19 with respect to adjustments to Borrowing Base Reserves) to be uncertain of collection;

“Eligible In-Transit Inventory” shall mean, as of any date of determination thereof, without duplication of other Eligible Inventory, In-Transit Inventory of a Borrowing Base Party:

(a)

which satisfies all of the requirements for Eligible Inventory other than the requirement that it be located in Canada or the United States (with respect to In-Transit Inventory of a Canadian Credit Party or a U.S. Credit Party) that is a Borrowing Base Party;

(b)

which has been fully paid for by the applicable Borrowing Base Party, or, alternatively, for which the full purchase price thereof is secured by a commercial Letter of Credit issued under this Agreement;

(c)	for which title to such In-Transit Inventory has passed to such Borrowing Base Party;

(d)	for which the purchase order is in the name of such Borrowing Base Party;

(e)	which is scheduled for delivery within 60 days or less from the date of shipment;

(f)

for which an Acceptable BOL (or other document of title acceptable to the Administrative Agent in its Permitted Discretion) has been issued and in each case as to which the Administrative Agent has possession of the Acceptable BOL (or other document of title acceptable to the Administrative Agent in its Permitted Discretion) which evidences ownership of the subject In-Transit Inventory (which possession requirement can be satisfied by the delivery of a Customs Broker Agreement from any third party with possession over such Acceptable BOL);

(g)	which is in the possession of a common carrier or Eligible NVOCC which issued the Acceptable BOL in respect of such In-Transit Inventory;

(h)

the common carrier (to the extent an NVOCC has not engaged such common carrier), NVOCC and customs broker (as applicable) with respect to such In-Transit Inventory has entered into a Customs Broker Agreement which is then in effect; and

(i)	which is fully insured by marine cargo and other insurance in accordance with Section 10.3;

in each case, unless otherwise agreed by the Administrative Agent in its Permitted Discretion; provided, that Eligible In-Transit Inventory shall not include Inventory accounted for as “in-transit” by the Borrowers by virtue of such Inventory’s being in-transit between the Credit Parties’ locations or in storage trailers at the Credit Parties’ locations;

“Eligible Inventory” shall mean, as of the date of determination thereof, without duplication, (i) Eligible In-Transit Inventory, and (ii) items of Inventory of a Borrowing Base Party (other than Eligible In-Transit Inventory) that are raw materials or work-in-process or are finished goods, merchantable and readily saleable to the public in the ordinary course, in each case that, except as otherwise agreed by the Administrative Agent, (x) comply in all material respects with each of the representations and warranties respecting Inventory made by a Borrowing Base Party in the Credit Documents and (y) are not excluded as ineligible by virtue of one or more of the criteria set forth in clauses (a) through (i) below (without duplication of any Borrowing Base Reserves established by the Administrative Agent). Except as otherwise agreed by the Administrative Agent, the following items of Inventory shall not be included in Eligible Inventory:

(a)	Inventory that is not solely owned by one or more Borrowing Base Parties or a Borrowing Base Party does not have good and valid title thereto;

(b)	Inventory that is leased by or is on consignment to a Borrowing Base Party or that is consigned by a Borrowing Base Party to a Person which is not a Credit Party;

(c)

Inventory (other than Eligible In-Transit Inventory) that (i) is not located in Canada, the United States (excluding territories or possessions thereof) or England and Wales in the case of Inventory of a CGI Borrowing Base Party or that is not located in Belgium, only with respect to Belgian Inventory, or in The Netherlands in case of Inventory of a Swiss Borrowing Base Party or another Relevant Jurisdiction; provided, however, that this clause (c)(i) shall not apply to any Inventory that otherwise meets the criteria to be Eligible Inventory and is insured by a Person reasonably acceptable to the Administrative Agent or (ii) is in-transit (excluding, for greater certainty, in the case of clauses (i) and (ii) above, Inventory described in the proviso at the end of the definition of “Eligible In-Transit Inventory”);

(d)

Inventory that is comprised of goods which (i) are damaged, defective, “seconds,” or otherwise unmerchantable, (ii) are to be returned to the vendor, (iii) are obsolete or slow moving, or custom items (other than special makeup units produced in the ordinary course of business and intended for sale), or that constitute spare parts, display, packaging and shipping materials or supplies used or consumed in a Borrowing Base Party’s business (for the avoidance of doubt, excluding raw materials), (iv) are not in compliance in all material respects with all standards imposed by any Governmental Authority having regulatory authority over such Inventory, its use or sale, (v) are bill and hold goods, or (vi) are of a type which is not held for sale by the Borrowing Base Parties in the ordinary course of their business, including Inventory used for marketing, promotion or gifts;

(e)

Inventory that is not subject to a perfected first-priority security interest and valid Lien in favor of the Administrative Agent pursuant to the Security Documents (other than Permitted Liens having priority by operation of law, Permitted Liens not having priority over, or that are pari passu with the Lien of the Administrative Agent under applicable law and Permitted Liens described in clause (l) of the definition thereof; the foregoing not being intended to limit the ability of the Administrative Agent to change, establish or eliminate any Borrowing Base Reserves in its Permitted Discretion on account of any such Liens);

(f)	Inventory that consists of samples, labels, bags, and other similar non-merchandise categories (for greater clarity, display models are not deemed a non-merchandise category);

(g)	Inventory that is not insured in compliance with the provisions of Section 10.3 hereof;

(h)	Inventory that has been sold but not yet delivered or as to which a Borrowing Base Party has accepted a deposit and which is no longer reflected in a Borrower’s or a Guarantor’s stock ledger; or

(i)

in the case of Inventory of a Swiss Borrowing Base Party located in The Netherlands, which constitutes movable assets as set out in section 21 paragraph 2 in conjunction with section 22 paragraph 3 of the Dutch Tax Collection Act (Invorderingswet 1990);

“Eligible Letter of Credit” shall mean, as of any date of determination thereof, a commercial Letter of Credit which supports the full purchase price of Inventory (other than In-Transit Inventory), (a) which Inventory does not constitute Eligible In-Transit Inventory and for which no Acceptable BOL or other documents of title have then been issued; (b) which commercial Letter of Credit (i) has an expiry, subject to the proviso hereto, that is 90 days or fewer from the date of determination, provided that ninety percent (90%) of the maximum Stated Amount of all such commercial Letters of Credit shall not, at any time, have an expiry greater than 90 days after the original date of issuance of such commercial Letter of Credit, and (ii) provides that such commercial Letter of Credit may be drawn only after the Inventory is completed and after an Acceptable BOL (or other document of title acceptable to the Administrative Agent in its Permitted Discretion) has been issued for such Inventory; and (c) with respect to the Inventory to be purchased with such commercial Letter of Credit, such Inventory would satisfy all of the requirements for Eligible In-Transit Inventory other than the requirement set forth in clause (e) of the definition of the term herein;

“Eligible NVOCC” shall mean, with respect to any In-Transit Inventory, an NVOCC for such In-Transit Inventory that (i) is not an Affiliate of a Borrowing Base Party or the applicable vendor and is otherwise reasonably acceptable to the Administrative Agent; (ii) is engaged by a Borrowing Base Party as freight forwarder with respect to such In-Transit Inventory; (iii) has received from the carrier a tangible bill of lading with respect to such In-Transit Inventory that names such NVOCC as consignee; (iv) has issued an Acceptable BOL to the order of a Borrowing Base Party in respect of such In-Transit Inventory; and (v) has entered into a Customs Broker Agreement which is then in effect;

“Eligible Trade Receivables” shall mean, as of any date of determination thereof, Accounts arising from the sale of a Borrowing Base Party’s Inventory (other than those consisting of Credit Card Receivables) or other goods, or rendition of services by a Borrowing Base Party, that satisfy the following criteria: such Account (i) represents the bona fide amounts due to a Borrowing Base Party from an account debtor, and in each case originated in the ordinary course of business of such Borrowing Base Party, and

(ii) is not ineligible for inclusion in the calculation of the Borrowing Base and, commencing with the Sixth Closing Date and until and excluding the FILO Credit Termination Date, the FILO Borrowing Base pursuant to any of clauses (a) through (s) below (without duplication of any Borrowing Base Reserves established by the Administrative Agent). None of the following shall constitute an Eligible Trade Receivable, unless otherwise agreed by the Administrative Agent:

(a)	Accounts that are not evidenced by an invoice;

(b)	Accounts that, to the knowledge of the Borrower Representative, do not constitute valid and legally enforceable obligations of the account debtor;

(c)

Accounts (i) that are due more than 120 days from the original invoice date or that have been outstanding for more than 120 days from the original invoice date or (ii) that are more than 60 days past the due date;

(d)

Accounts due from any account debtor if fifty percent (50%) or more of Accounts due from such account debtor are ineligible under the provisions of clause (c) above unless CGI Borrower can demonstrate to the satisfaction of the Administrative Agent that the amount unpaid is subject to a legitimate dispute and such dispute does not and will not impact on the likelihood that such account debtor will pay subsequent or other existing Accounts;

(e)	Accounts with respect to which a Borrowing Base Party does not have good and valid title thereto, free and clear of any Lien (other than any Permitted Liens);

(f)

Accounts that are not subject to a first priority security interest and valid Lien in favor of the Administrative Agent pursuant to the Security Documents (other than Permitted Liens having priority by operation of law and Permitted Liens not having priority over, or that are pari passu with, the Lien of the Administrative Agent under applicable law; the foregoing not being intended to limit the ability of the Administrative Agent to change, establish or eliminate any Borrowing Base Reserves in its Permitted Discretion on account of any such Liens);

(g)	Accounts which are disputed or with respect to which a claim, counterclaim, offset or chargeback has been asserted, but only to the extent of such dispute, claim, counterclaim, offset or chargeback;

(h)

Accounts which are owed by any Affiliate (including Holdings, CGI Borrower, Swiss Borrower and the other Restricted Subsidiaries, but excluding any other portfolio company of the Sponsor (subject to Section 11.10));

(i)	Accounts due from an account debtor which is subject to an event of the type described in Section 12.5;

(j)

Accounts due from (i) the federal government of the United States of America unless such Accounts have been assigned by the applicable Borrowing Base Party to the Administrative Agent in accordance with the Federal Assignment of Claims Act of 1940, (ii) the federal government of Canada or a political subdivision thereof, or any province or territory, or any municipality or department or agency or instrumentality thereof unless the provisions of the Financial Administration Act

(Canada) or any applicable provincial, territorial or municipal law of similar purpose and effect restricting the assignment thereof, as the case may be, have been complied with or (iii) any other Governmental Authority except to the extent reasonably acceptable to the Administrative Agent (provided that such Accounts described in this clause (j)(iii) shall not exceed $3,000,000 at any time outstanding);

(k)

Accounts (i) owing from any Person that is also a supplier to or creditor of a Credit Party or any of its Subsidiaries unless such Person has waived any right of setoff in a manner reasonably acceptable to the Administrative Agent, or (ii) representing any manufacturer’s or supplier’s credits, discounts, incentive plans or similar arrangements entitling a Credit Party or any of its Subsidiaries to discounts on future purchase therefrom (but in each case under clauses (k)(i) and (ii), ineligibility shall be limited to the amount thereof);

(l)	Accounts arising out of sales on a bill-and-hold, guaranteed sale, sale-or-return, sale on approval or consignment basis or subject to any right of return;

(m)

Accounts arising out of sales to account debtors that have a principal place of business, are organized and have their principal assets outside Canada, the United States and the United Kingdom; provided that Accounts (w) arising out of sales to account debtors in all other jurisdictions (for certainty excluding Canada, the United States and the United Kingdom) in an amount up to $5,000,000 in aggregate, (x) that are fully backed by an irrevocable letter of credit on terms, and issued by a financial institution reasonably acceptable to the Administrative Agent, (y) that are insured by a Person reasonably acceptable to the Administrative Agent or (z) (I) from specific account debtors as are consented to by the Administrative Agent (such consent not to be unreasonably withheld, delayed or conditioned), located outside Canada, the United States and the United Kingdom, or (II) from account debtors located in such jurisdictions (other than Canada, the United States and the United Kingdom) as are consented to by the Administrative Agent (such consent not to be unreasonably withheld, delayed or conditioned), shall, in the cases of (w), (x), (y) and (z), constitute “Eligible Trade Receivables”;

(n)	Accounts payable other than in Dollars, U.S. Dollars, Euros, Pounds Sterling or Swedish krona;

(o)	Accounts evidenced by a judgment, chattel paper, promissory note or other instrument;

(p)	Accounts consisting of amounts due from vendors as rebates or allowances, or as finance or interest charges (but in each case, ineligibility shall be limited to the amount thereof);

(q)

Accounts for which, to the knowledge of the Borrower Representative, the assignment thereof are restricted or prohibited by the terms of such Account or by applicable law except to the extent such restriction or prohibition does not prevent the collection thereof by the applicable Borrowing Base Party or affect or impair the validity or perfection of the Liens in favour of the Administrative Agent therein;

(r)

Accounts which are in excess of the credit limit for such account debtor established by a Borrowing Base Party in the ordinary course of business (but in each case, ineligibility shall be limited to the amount of such excess); or

(s)

Accounts due from an account debtor and its Affiliates (other than any account debtors identified on Schedule 1.1(d) (as account debtors may be added to such Schedule 1.1(d) by the Borrower Representative from time to time with the consent of the Administrative Agent in its Permitted Discretion and removed from such Schedule 1.1(d) in the Administrative Agent’s Permitted Discretion based upon the creditworthiness of such account debtor from time to time upon reasonable prior written notice to the Borrower Representative)), where the aggregate amount due on such Accounts to the Borrowing Base Parties at any time exceeds fifteen percent (15%) of the total Eligible Trade Receivables then due to the Borrowing Base Parties, only to the extent of such amount in excess of fifteen percent (15%) of the total Eligible Trade Receivables due to the Borrowing Base Parties;

“Environmental Claims” shall mean any and all actions, suits, orders, decrees, demand letters, claims, notices of noncompliance or potential responsibility or violation, or proceedings pursuant to any Environmental Law or any permit issued, or any approval given, under any such Environmental Law (hereinafter, “Claims”), including, without limitation, (i) any and all Claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial, or other actions or damages pursuant to any Environmental Law and (ii) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation, or injunctive relief relating to the presence Release or threatened Release of Hazardous Materials or arising from alleged injury or threat of injury to health or safety (to the extent relating to human exposure to Hazardous Materials), or the environment including, without limitation, ambient air, indoor air, surface water, groundwater, soil, land surface and subsurface strata, and natural resources such as wetlands;

“Environmental Law” shall mean any applicable federal, state, provincial, foreign, municipal or local statute, law, rule, regulation, ordinance, code, and rule of common law now or hereafter in effect, and any binding judicial or administrative interpretation thereof, including any binding judicial or administrative order, consent decree, or judgment, relating to pollution or protection of the environment, including, without limitation, ambient air, indoor air, surface water, groundwater, soil, land surface and subsurface strata and natural resources such as flora, fauna, or wetlands, or protection of human health or safety (to the extent relating to human exposure to Hazardous Materials) and including those relating to the generation, storage, treatment, transport, Release, or threat of Release of Hazardous Materials;

“Equity Interest” shall mean Capital Stock and all warrants, options, or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock;

“Equivalent Amount” means with respect to any two currencies, the amount obtained in one such currency when an amount in the other currency is translated into the first currency using the Bank of Canada closing rate on the previous Business Day with respect to which such computation is required for the purpose of this Agreement;

“ERISA” shall mean the Employee Retirement Income Security Act of 1974;

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with any Credit Party, is treated as a single employer under Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code);

“ERISA Event” shall mean (i) the failure of any Plan to comply with any provisions of ERISA and/or the Code or with the terms of such Plan; (ii) any Reportable Event; (iii) the existence with respect to any Plan of a non-exempt Prohibited Transaction; (iv) any failure by any U.S. Pension Plan to satisfy the minimum funding standards (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such U.S. Pension Plan, whether or not waived; (v) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any U.S. Pension Plan; (vi) the occurrence of any event or condition which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any U.S. Pension Plan or the incurrence by any Credit Party or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any U.S. Pension Plan, including but not limited to the imposition of any Lien in favor of the PBGC or any U.S. Pension Plan; (vii) the receipt by any Credit Party or any of its ERISA Affiliates from the PBGC or a plan administrator of any written notice to terminate any U.S. Pension Plan or to appoint a trustee to administer any U.S. Pension Plan under Section 4042 of ERISA; (viii) the incurrence by any Credit Party or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any U.S. Pension Plan (or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA) or Multiemployer Plan; or (ix) the receipt by any Credit Party or any of its ERISA Affiliates of any notice concerning the imposition on it of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, Insolvent or in Reorganization, or terminated (within the meaning of Section 4041A of ERISA);

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time;

“EURIBOR” shall mean, for any Interest Period in relation to a EURIBOR Loan, a rate of interest per annum reasonably determined by the Administrative Agent equal to:

(a)	the applicable Screen Rate; or

(b)	if no Screen Rate is available for the Interest Period of that EURIBOR Loan, the Interpolated Screen Rate for that EURIBOR Loan; or

(c)

if no Screen Rate is available for the Interest Period of that EURIBOR Loan and it is not possible to calculate the Interpolated Screen Rate for that EURIBOR Loan, the Administrative Agent shall, subject to paragraphs (i) and (ii) below, request the Reference Banks to quote the rate at which deposits in Euros in a comparable amount are offered by each of them as at approximately 11:30 a.m. (Brussels time) on the Rate Fixing Day to leading banks in the eurozone interbank market for a period equal to the Interest Period, and:

(i)	if at least two quotations are provided from Reference Banks, the rate for that Rate Fixing Day will be the arithmetic mean of the quotations; or

(ii)

if fewer than two quotations are provided as requested, the rate for that Rate Fixing Day will be the arithmetic mean of the rates quoted by major banks in the eurozone, selected by Administrative Agent at approximately 11:30 a.m. (Brussels time) on the day which falls two TARGET Days after the Rate Fixing Day, for loans in Euros in a comparable amount to leading European banks for a period equal to the Interest Period.

If any of the foregoing produce rate per annum for EURIBOR that is less than zero, EURIBOR shall be deemed zero;

“EURIBOR Loan” means a Loan made by a Lender to Swiss Borrower in Euros in accordance with the provisions hereof, bearing interest by reference to the EURIBOR;

“Euro” or “€” means the single currency of Participating Member States;

“European Base Rate” shall mean, with respect to Euros funded outside of the United States, the LIBO Rate as of 11:00 a.m. (London time) on the first Business Day in each month for a one (1) month period, provided that to the extent a comparable or successor rate is approved by the Administrative Agent in connection herewith, the approved rate shall be applied in a manner consistent with market practice; provided, further that to the extent such market practice is not administratively feasible for the Administrative Agent, such approved rate shall be applied in a manner as otherwise reasonably determined by the Administrative Agent. Any change in such rate shall take effect at the opening of business on the day of such change. If such European Base Rate shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement;

“European Base Rate Loan” shall mean a Loan made to Swiss Borrower denominated in Euros and bearing interest at a rate based on the European Base Rate;

“Event of Default” shall have the meaning provided in Article 12;

“Excess Availability” shall mean, at any time, an amount equal to:

(a)	the Line Cap (without adding Eligible Cash in the calculation of the Borrowing Base for purposes of determining the Line Cap under this clause (a)), plus

(b)	cash and Cash Equivalents on deposit in any Blocked Account, plus

(c)

(I) prior to the FILO Commitment Termination Date, the sum of (x) the amount, if any, by which the Borrowing Base (without adding Eligible Cash in the calculation of the Borrowing Base for purposes of this clause (c)) exceeds the aggregate Revolving Credit Commitments, if any, in effect at such time and (y) the amount, if any, by which the FILO Incremental Amount exceeds the aggregate FILO Credit Commitment, if any, in effect at such time and (II) from and after the FILO Credit Termination Date, the amount, if any, by which the Borrowing Base (without adding Eligible Cash in the calculation of the Borrowing Base for purposes of this clause (c)) exceeds the aggregate Revolving Credit Commitments, if any, in effect at such time, minus

(d)	the aggregate amount of the Lenders’ Revolving Credit Exposure;

“Exchange Act” shall mean the Securities Exchange Act of 1934;

“Excluded Affiliate” shall mean any Affiliate of any Agent that is engaged as a principal primarily in private equity, mezzanine financing or venture capital;

“Excluded Contribution” shall mean net cash proceeds, the Fair Market Value of marketable securities, or the Fair Market Value of Qualified Proceeds received by CGI Borrower from (i) contributions to its common equity capital, and (ii) the sale (other than to a Subsidiary of CGI Borrower or to any management equity plan or equity option plan or any other management or employee benefit plan or agreement of CGI Borrower) of Capital Stock (other than Disqualified Stock) of CGI Borrower, in each case designated as Excluded Contributions pursuant to an officer’s certificate executed by either a senior vice president or the principal financial officer of the Borrower Representative on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be;

“Excluded DDAs” shall have the meaning provided in Section 10.9(e);

“Excluded Property” shall have the meaning set forth in each Security Document containing a definition of “Excluded Property” solely with respect to the property of each Credit Party that is a party thereto;

“Excluded Stock and Stock Equivalents” shall mean (i) any Capital Stock or Stock Equivalents with respect to which, in the reasonable judgment of the Administrative Agent and the Borrower Representative, the burden or cost or other consequences of pledging such Capital Stock or Stock Equivalents in favor of the Secured Parties under the Security Documents shall be excessive in view of the benefits to be obtained by the Lenders therefrom, (ii) any Capital Stock or Stock Equivalents to the extent the pledge thereof would violate any applicable Requirement of Law or any Contractual Requirement (including any legally effective requirement to obtain the consent or approval of, or a license from, any Governmental Authority or any other third party unless such consent, approval or license has been obtained (it being understood that the foregoing shall not be deemed to obligate CGI Borrower or any Subsidiary to obtain any such consent, approval or license)), (iii) in the case of (A) any Capital Stock or Stock Equivalents of any Subsidiary to the extent such Capital Stock or Stock Equivalents are subject to a Lien permitted by clause (h) or (i) of the definition of Permitted Lien or (B) any Capital Stock or Stock Equivalents of any Subsidiary that is not a Wholly-Owned Subsidiary of CGI Borrower and its Restricted Subsidiaries, any Capital Stock or Stock Equivalents of each such Subsidiary described in clause (A) or (B) to the extent (I) that a pledge thereof to secure the Obligations is prohibited by any applicable Contractual Requirement (other than customary non-assignment provisions which are ineffective under the Uniform Commercial Code or other applicable law), (II) any Contractual Requirement prohibits such a pledge without the consent of any other party; provided that this clause (II) shall not apply if (x) such other party is a Credit Party or Wholly-Owned Subsidiary or (y) consent has been obtained to consummate such pledge (it being understood that the foregoing shall not be deemed to obligate CGI Borrower or any Subsidiary to obtain any such consent) and for so long as such Contractual Requirement or replacement or renewal thereof is in effect, or (III) a pledge thereof to secure the Obligations would give any other party (other than a Credit Party or Wholly-Owned Subsidiary) to any contract, agreement, instrument, or indenture governing such Capital Stock or Stock Equivalents the right to terminate its obligations thereunder (other than customary non-assignment provisions which are ineffective under the Uniform Commercial Code or other applicable law), (iv) any Capital Stock or Stock Equivalents of any Subsidiary to the extent that the pledge of such Capital Stock or Stock Equivalents would result in materially adverse tax consequences to CGI Borrower or any Subsidiary as reasonably determined by the Borrower Representative in consultation with the Administrative Agent, (v) any Capital Stock or Stock Equivalents that are margin stock, and (vi) any Capital Stock and Stock Equivalents of any Subsidiary that is not a Material Subsidiary or is an Unrestricted Subsidiary, a Captive Insurance Subsidiary, a Broker-Dealer Subsidiary, a not-for-profit Subsidiary, an SPV, or any special purpose entity; provided that Excluded Stock and Stock Equivalents shall not include proceeds of the foregoing property to the extent otherwise constituting Collateral;

“Excluded Subsidiary” shall mean (i) each Subsidiary, in each case, for so long as any such Subsidiary does not constitute a Material Subsidiary, (ii) each Subsidiary that is not a Wholly-Owned Subsidiary on any date such Subsidiary would otherwise be required to become a Guarantor pursuant to the requirements of Section 10.11 (for so long as such Subsidiary remains a non-Wholly-Owned Restricted Subsidiary), (iii) any Foreign Subsidiary formed in any jurisdiction other than in Switzerland or the United Kingdom; (iv) each Subsidiary that is prohibited by any applicable Contractual Requirement (so long as, with respect to any Subsidiary acquired after the Closing Date, the prohibition is not created in contemplation of such transaction) or Requirement of Law (for the avoidance of doubt, including any such prohibition due to any approval, consent, license or authorization of any Governmental Authority not being obtained) from guaranteeing or granting Liens to secure the Obligations at the time such Subsidiary becomes a Restricted Subsidiary (and for so long as such restriction or any replacement or renewal thereof is in effect), (v) each Subsidiary with respect to which, as reasonably determined by CGI Borrower, the consequence of providing a Guarantee of the Obligations would adversely affect the ability of CGI Borrower and its Subsidiaries to satisfy applicable Requirements of Law, (vi) any other Subsidiary with respect to which, (a) in the reasonable judgment of the Administrative Agent and Borrower Representative, the burden or cost or other consequences of providing a Guarantee of the Obligations shall be excessive in view of the benefits to be obtained by the Lenders therefrom or (b) providing such a Guarantee would result in material adverse tax consequences as reasonably determined by the Borrower Representative in consultation with the Administrative Agent, (vii) each Unrestricted Subsidiary, (viii) each other Subsidiary acquired pursuant to a Permitted Acquisition or other Investment permitted hereunder and financed with assumed secured Indebtedness, and each Restricted Subsidiary acquired in such Permitted Acquisition or other Investment permitted hereunder that guarantees such Indebtedness, in each case to the extent that, and for so long as, the documentation relating to such Indebtedness to which such Subsidiary is a party prohibits such Subsidiary from guaranteeing the Obligations and such prohibition was not created in contemplation of such Permitted Acquisition or other Investment permitted hereunder, (ix) any special-purpose entities and/or joint ventures, (x) any not-for-profit Subsidiary, (xi) any Captive Insurance Subsidiary, (xii) any Broker-Dealer Subsidiary and (xiii) each other Subsidiary designated as an Excluded Subsidiary by the Borrower Representative and the Administrative Agent in writing;

“Excluded Swap Obligation” shall mean, with respect to any Credit Party, (i) any Swap Obligation if, and to the extent that, all or a portion of the Obligations of such Credit Party of, or the grant by such Credit Party of a security interest to secure, such Swap Obligation (or any Obligations thereof) is or becomes illegal or unlawful under the

Commodity Exchange Act or any rule, regulation, or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) or (ii) any other Swap Obligation designated as an “Excluded Swap Obligation” of such Credit Party as specified in any agreement between the relevant Credit Parties and Hedge Bank counterparty to such Swap Obligation. If a Swap Obligation arises under a Master Agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Obligation or security interest is or becomes illegal or unlawful;

“Excluded Taxes” shall mean, with respect to the Administrative Agent, any Lender, or any other recipient of any payment to be made by or on account of any obligation of any Credit Party hereunder or under any other Credit Document, (i) Taxes imposed on or measured by its overall net income, net profits, or branch profits (however denominated, and including (for the avoidance of doubt) any backup withholding in respect thereof under Section 3406 of the Code), and franchise (and similar) Taxes imposed on it (in lieu of net income Taxes), in each case by a jurisdiction (including any political subdivision thereof) as a result of such recipient being organized in, having its principal office in, or in the case of any Lender, having its applicable lending office in, such jurisdiction, or as a result of any other present or former connection with such jurisdiction (other than any such connection arising solely from this Agreement or any other Credit Documents or any transactions contemplated thereunder), or (ii) any withholding Taxes attributable to a recipient’s failure to comply with Section 6.4(e);

“Existing Class” shall have the meaning provided in Section 2.15(a);

“Existing Credit Agreement” shall have the meaning provided in the preamble to this Agreement;

“Existing Revolving Credit Commitment” shall have the meaning provided in Section 2.15(a);

“Existing Revolving Credit Loans” shall have the meaning provided in Section 2.15(a);

“Expiring Credit Commitment” shall have the meaning provided in Section 2.1(d);

“Extended Revolving Credit Commitments” shall have the meaning provided in Section 2.15(a);

“Extended Revolving Credit Loans” shall have the meaning provided in Section 2.15(a);

“Extended Revolving Loan Maturity Date” shall mean the date on which any Class of Extended Revolving Credit Loans matures;

“Extending Lender” shall have the meaning provided in Section 2.15(b);

“Extension” shall mean the establishment of an Extension Series by amending a Loan or Commitment pursuant to Section 2.15 and the applicable Extension Amendment;

“Extension Amendment” shall have the meaning provided in Section 2.15(c);

“Extension Date” shall have the meaning provided in Section 2.15(d);

“Extension Election” shall have the meaning provided in Section 2.15(b);

“Extension Minimum Condition” shall mean a condition to consummating any Extension that a minimum amount (to be determined and specified in the relevant Extension Request, in the Borrower Representative’s sole discretion) of any or all applicable Classes be submitted for Extension;

“Extension Request” shall have the meaning provided in Section 2.15(a);

“Extension Series” shall mean all Extended Revolving Credit Commitments that are established pursuant to the same Extension Amendment (or any subsequent Extension Amendment to the extent such Extension Amendment expressly provides that the Extended Revolving Credit Commitments provided for therein are intended to be a part of any previously established Extension Series);

“Fair Market Value” shall mean with respect to any asset or group of assets on any date of determination, the value of the consideration obtainable in a sale of such asset at such date of determination assuming a sale by a willing seller to a willing purchaser dealing at arm’s length and arranged in an orderly manner over a reasonable period of time having regard to the nature and characteristics of such asset, as determined in good faith by the Borrower Representative;

“FATCA” shall mean (a) Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), and any current or future regulations or official interpretations thereof, (b) any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the United States and any other jurisdiction with the purpose (in either case) of facilitating the implementation of clause (a) above, or (c) any agreement pursuant to the implementation of clause (a) or clause (b) above with the United States Internal Revenue Service, the United States government or any governmental or taxation authority in the United States;

“Federal Funds Effective Rate” shall mean, for any day, the weighted average of the per annum rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on such day, as published on the next succeeding Business Day by the Federal Reserve Bank of New York; provided that (i) if such day is not a Business Day, the Federal Funds Effective Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (ii) if no such rate is so published on such next succeeding Business Day, the Federal Funds Effective Rate for such day shall be the average rate charged to Canadian Imperial Bank of Commerce on such day on such transactions as determined by the Administrative Agent;

“Fees” shall mean all amounts payable pursuant to, or referred to in, Section 4.1;

“FILO Borrowing Base” shall mean the aggregate of the FILO CGI Borrowing Base and the FILO Swiss Borrowing Base (the FILO Borrowing Base at any time shall be determined by reference to the most recent Borrowing Base Certificate delivered to the Administrative Agent pursuant to Section 10.1(i), as adjusted to give effect to Borrowing Base Reserves (in accordance with and subject to the limitations of Section 2.19) following such delivery);

“FILO CGI Borrowing Base” shall mean, at any time of calculation, an amount in Dollars (or the Equivalent Amount in Dollars of any amount in a currency other than Dollars) equal to:

(a)	the face amount of Eligible Credit Card Receivables of the CGI Borrowing Base Parties multiplied by the Credit Card Advance Rate;

plus

(b)	the face amount of Eligible Trade Receivables and Credit Enhanced Eligible Trade Receivables of the CGI Borrowing Base Parties multiplied by the applicable Receivables Advance Rate;

plus

(c)

the Cost of Eligible Inventory (other than Eligible In-Transit Inventory) of the CGI Borrowing Base Parties, net of Inventory Reserves applicable thereto, multiplied by the Appraisal Percentage of the applicable Appraised Value of Eligible Inventory of the CGI Borrowing Base Parties;

plus

(d)

the Cost of Eligible In-Transit Inventory of the CGI Borrowing Base Parties, net of Inventory Reserves applicable thereto, multiplied by the Appraisal Percentage of the applicable Appraised Value of Eligible In-Transit Inventory of the CGI Borrowing Base Parties, provided that the sum of the foregoing amount included in the FILO CGI Borrowing Base along with the amount of Eligible In-Transit Inventory included in the FILO Swiss Borrowing Base cannot exceeed the FILO Maximum In-Transit Inventory Amount;

plus

(e)

with respect to any Eligible Letter of Credit, the Appraisal Percentage of the Appraised Value of the Inventory of the CGI Borrowing Base Parties supported by such Eligible Letter of Credit, multiplied by the Cost of such Inventory of the CGI Borrowing Base Parties when completed, net of Inventory Reserves applicable thereto;

minus

(f)	without duplication, the amount of all other Borrowing Base Reserves to the extent applicable to, and to the assets of, the CGI Borrowing Base Parties.

The FILO CGI Borrowing Base at any time shall be determined by reference to the most recent Borrowing Base Certificate delivered to the Administrative Agent pursuant to Section 10.1(i), in respect of the FILO CGI Borrowing Base, as adjusted to give effect to Borrowing Base Reserves to the extent applicable to, and to the assets of, the

CGI Borrowing Base Parties (in accordance with and subject to the limitations of Section 2.19) following such delivery.

Notwithstanding the foregoing, for purposes of this definition and the definition of “Pro Forma Availability Condition,” no Accounts or Inventory being acquired pursuant to a Permitted Acquisition or permitted Investment will be included in the FILO CGI Borrowing Base unless (i) the Administrative Agent, in its Permitted Discretion, confirms that such Accounts or Inventory conform to standards of eligibility in accordance with this Agreement, and (ii) to the extent required by the Administrative Agent, an audit of such Accounts and an appraisal of such Inventory is conducted and then only so long as such Accounts or Inventory, as the case may be, would otherwise satisfy the applicable eligibility criteria (it being understood that such audit or appraisal shall be conducted at CGI Borrower’s expense and shall not be counted for purposes of Section 10.2); provided, that until the earlier of (x) 45 days following the date on which a Permitted Acquisition or other permitted Investment is consummated (or such longer period as agreed to by the Administrative Agent in its Permitted Discretion) and (y) the date on which the requirements of clauses (i) and (ii) above are satisfied with respect to Accounts and Inventory being acquired in such Permitted Acquisition or other permitted Investment, an amount of such Accounts not to exceed $5,000,000 in the aggregate and such Inventory not to exceed $5,000,000 in the aggregate, that would otherwise constitute Eligible Credit Card Receivables, Eligible Trade Receivables, Eligible Inventory, Eligible In-Transit Inventory or Eligible Letter of Credit Inventory as shall be agreed upon between the Borrower Representative and the Administrative Agent in its Permitted Discretion shall be included in the FILO CGI Borrowing Base (including, with respect to the definition of “Pro Forma Availability Condition” for purposes of computing aggregate Excess Availability on a Pro Forma Basis as provided therein);

“FILO Commitment Fee” shall have the meaning provided in Section 4.1(b);

“FILO Commitment Fee Rate” shall mean a rate per annum set forth in the table below, based on the Average Revolving Loan Utilization with respect to FILO Credit Commitments as of the most recent Adjustment Date:

Average Revolving Loan Utilization	FILO Commitment Fee Rate
< 50%	0.375%
> 50%	0.25%

“FILO Credit Commitment” shall mean, as to each Lender, its obligation to make FILO Credit Loans to the Borrowers pursuant to Section 2.1A, in an aggregate principal amount at any one time outstanding not to exceed the amount set forth, and opposite such Lender’s name on Schedule 1.1(a) under the caption FILO Credit Commitment or in the Assignment and Acceptance pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement (including Section 2.14 and Section 2.15). The aggregate FILO Credit Commitment of all Lenders on the Sixth Closing Date shall be $50,000,000, as such amount may be adjusted from time to time in accordance with the terms of this Agreement;

“FILO Credit Commitment Obligations” means all Obligations owing to Lenders pursuant to the FILO Credit Commitment;

“FILO Credit Commitment Percentage” shall mean at any time, for each Lender, the percentage obtained by dividing (i) such Lender’s FILO Credit Commitments at such time by (ii) the amount of the aggregate of all FILO Credit Commitments at such time; provided that at any time when the FILO Credit Commitments shall have been terminated, each Lender’s FILO Credit Commitment Percentage shall be the percentage obtained by dividing (a) such Lender’s Revolving Credit Exposure with respect to the FILO Credit Commitments and FILO Credit Loans at such time by (b) the Revolving Credit Exposure of all Lenders with respect to the FILO Credit Commitments and FILO Credit Loans at such time;

“FILO Credit Line Cap” shall mean, at any time of determination, the FILO Credit Commitment;

“FILO Credit Loan” shall have the meaning provided in Section 2.1A;

“FILO Credit Maturity Date” shall mean May 25, 2021;

“FILO Credit Termination Date” shall mean the date on which the FILO Credit Commitments shall have terminated, no FILO Credit Loans shall be outstanding and any Banker’s Acceptances or BA Equivalent Notes issued pursuant thereto shall have been reduced to zero or Cash Collateralized;

“FILO Incremental Amount” shall mean, at any date of determination, the difference of (a) the FILO Borrowing Base minus (b) the Borrowing Base (without subtracting the FILO Push-Down Amount under clause (h) of the CGI Borrowing Base);

“FILO Maximum In-Transit Inventory Amount” is, in aggregate for CGI Borrower and Swiss Borrower, an amount up to $55,000,000;

“FILO Push-Down Amount” shall mean, at any date of determination, an amount equal to the difference of (a) the aggregate principal amount of FILO Credit Commitments then-existing minus (b) the FILO Incremental Amount;

“FILO Swiss Borrowing Base” shall mean, at any time of calculation, an amount in Dollars (or the Equivalent Amount in Dollars of any amount in a currency other than Dollars) equal to:

(a)	the face amount of Eligible Credit Card Receivables of the Swiss Borrowing Base Parties multiplied by the Credit Card Advance Rate;

plus

(b)	the face amount of Credit Enhanced Eligible Trade Receivables of the Swiss Borrowing Base Parties multiplied by the applicable Receivables Advance Rate;

plus

(c)	the face amount of Eligible Trade Receivables of the Swiss Borrowing Base Parties multiplied by the applicable Receivables Advance Rate;

plus

(d)

the Cost of Eligible Inventory and Belgian Inventory (other than Eligible In-Transit Inventory) of the Swiss Borrowing Base Parties, net of Inventory Reserves applicable thereto, multiplied by the Appraisal Percentage of the applicable Appraised Value of Eligible Inventory of the Swiss Borrowing Base Parties;

plus

(e)

the Cost of Eligible In-Transit Inventory of the Swiss Borrowing Base Parties, net of Inventory Reserves applicable thereto, multiplied by the Appraisal Percentage of the applicable Appraised Value of Eligible In-Transit Inventory of the Swiss Borrowing Base Parties, provided that the sum of the foregoing amount included in the FILO Swiss Borrowing Base along with the amount of Eligible In-Transit Inventory included in the FILO CGI Borrowing Base cannot exceeed the FILO Maximum In-Transit Inventory Amount;

plus

(f)

with respect to any Eligible Letter of Credit, the Appraisal Percentage of the Appraised Value of the Inventory of the Swiss Borrowing Base Parties supported by such Eligible Letter of Credit, multiplied by the Cost of such Inventory of the Swiss Borrowing Base Parties when completed, net of Inventory Reserves applicable thereto;

minus

(g)	without duplication, the amount of all other Borrowing Base Reserves to the extent applicable to, or to the assets of, the Swiss Borrowing Base Parties.

The FILO Swiss Borrowing Base at any time shall be determined by reference to the most recent Borrowing Base Certificate delivered to the Administrative Agent pursuant to Section 10.1(i), in respect of the FILO Swiss Borrowing Base, as adjusted to give effect to Borrowing Base Reserves to the extent applicable to, or to the assets of, the Swiss Borrowing Base Parties (in accordance with and subject to the limitations of Section 2.19) following such delivery.

Notwithstanding the foregoing, for purposes of this definition and the definition of “Pro Forma Availability Condition,” no Accounts or Inventory being acquired pursuant to a Permitted Acquisition or permitted Investment will be included in the FILO Swiss Borrowing Base unless (i) the Administrative Agent, in its Permitted Discretion, confirms that such Accounts or Inventory conform to standards of eligibility in accordance with this Agreement, and (ii) to the extent required by the Administrative Agent, an audit of such Accounts and an appraisal of such Inventory is conducted and then only so long as such Accounts or Inventory, as the case may be, would otherwise satisfy the applicable eligibility criteria (it being understood that such audit or appraisal shall be conducted at the Swiss Borrower’s expense and shall not be counted for purposes of Section 10.2); provided, that until the earlier of (x) 45 days following the date on which a Permitted Acquisition or other permitted Investment is consummated (or such longer period as agreed to by the Administrative Agent in its Permitted Discretion) and (y) the date on which the requirements of clauses (i) and (ii) above are satisfied with respect to Accounts and Inventory being acquired in such Permitted Acquisition or other permitted Investment, an amount of such Accounts not to exceed $5,000,000 in the aggregate and such Inventory not to exceed $5,000,000 in the aggregate, that would otherwise constitute Eligible Credit Card Receivables, Eligible Trade Receivables, Eligible Inventory, Eligible In-Transit Inventory or Eligible Letters of Credit as shall be agreed upon between the Borrower Representative and the Administrative Agent in its Permitted Discretion shall be included in the FILO Swiss Borrowing Base (including, with respect to the definition of “Pro Forma Availability Condition” for purposes of computing aggregate Excess Availability on a Pro Forma Basis as provided therein);

“Financial Covenant Trigger Event” shall have the meaning provided in Section 11.11;

“Financial Officer” shall mean, with respect to any Credit Party, the Chief Financial Officer, Chief Operating Officer, the Vice President of Finance, Treasurer, Assistant Treasurer, Controller or Assistant Controller of such Credit Party;

“First Lien Net Leverage Ratio” shall mean, as of any date of determination, the ratio of (i) Consolidated First Lien Secured Debt as of such date of determination, minus cash and Cash Equivalents (in each case, free and clear of all Liens other than Permitted Liens) of CGI Borrower and the Restricted Subsidiaries (other than the proceeds of any Indebtedness then being incurred and giving rise to the need to calculate the First Lien Net Leverage Ratio) to (ii) Consolidated EBITDA of CGI Borrower for the Test Period then last ended;

“Fixed Amounts” shall have the meaning provided in Section 1.11(b).

“Fixed Charge Coverage Ratio” shall mean, as of any date of determination, the ratio of (i)(x) Consolidated EBITDA of CGI Borrower and its Restricted Subsidiaries minus (y) Capital Expenditures paid in cash during such period and which are not financed with Indebtedness borrowed (excluding Borrowings under this Agreement) by any Credit Party or any Subsidiary in connection with such Capital Expenditures minus (z) federal, state and foreign income Taxes paid in cash (net of refunds received during such Test Period) by CGI Borrower and its Restricted Subsidiaries, in each case, for the Test Period then last ended to (ii) Debt Service Charges of CGI Borrower and its Restricted Subsidiaries payable in cash for such Test Period;

“Fixed Charges” shall mean, with respect to any Person and its Restricted Subsidiaries for any period, the sum of:

(a)	Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period,

(b)	all cash dividend payments (excluding items eliminated in consolidation) on any series of preferred Capital Stock of such Person and its Restricted Subsidiaries made during such period, and

(c)	all cash dividend payments (excluding items eliminated in consolidation) on any series of Disqualified Stock made during such period;

“Foreign Guarantor” shall mean each Credit Party that is not existing under the laws of Canada or any province or territory thereof or under the laws of the United States or any state therein;

“Foreign Guarantor Release Event” shall mean, as to any Foreign Guarantor and any other Guarantor that is a Foreign Subsidiary, satisfaction of each of the following conditions: (i) the Guarantee provided by the applicable Foreign Guarantor or such other Guarantor that is a Foreign Subsidiary (x) is prohibited by applicable law, rule or regulation or (y) would result in an adverse tax consequence to any Borrower or any of its Subsidiaries; (ii) the Borrower Representative shall have provided the Administrative Agent at least five (5) Business Days’ notice that an event under clause (i) above has occurred and the Borrowers desire to have such Guarantor released as a Guarantor; and (iii) the Payment Conditions shall be satisfied immediately after giving effect to such release on a Pro Forma Basis;

“Foreign Plan” shall mean any employee benefit plan, program, policy, arrangement or agreement maintained or contributed to by a Credit Party or any of its Subsidiaries with respect to employees employed outside of the United States or Canada, other than any state social security arrangements or other benefits required to be provided under applicable law;

“Foreign Plan Event” shall mean, with respect to any Foreign Plan, (i) substantial non- compliance with its terms and with the requirements of any and all applicable laws, statutes, rules, regulations and orders; (ii) failure to be maintained, where required, in good standing with applicable regulatory authorities; (iii) any obligation of any Credit Party or its Subsidiaries in connection with the termination or partial termination of, or withdrawal from, any such Foreign Plan; (iv) any Lien on the property of any Credit Party or its Subsidiaries in favor of a Governmental Authority as a result of any action or inaction regarding such a Foreign Plan; (v) for each such Foreign Plan which is a funded or insured plan, failure to be funded or insured on an ongoing basis to the extent required by applicable non-U.S. law (using actuarial methods and assumptions which are consistent with the valuations last filed with the applicable Governmental Authorities) or (vi) failure to make all contributions in a timely manner to the extent required by applicable law;

“Foreign Subsidiary” shall mean each Subsidiary of CGI Borrower that is not a Canadian Subsidiary or a U.S. Subsidiary;

“Fourth Closing Date” means May 10, 2019;

“Fronting Exposure” shall mean, at any time there is a Defaulting Lender, (i) with respect to the Letter of Credit Issuer, such Defaulting Lender’s Revolving Credit Commitment Percentage of the outstanding L/C Obligations other than L/C Obligations as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof, and (ii) with respect to the Swingline Lender, such Defaulting Lender’s Revolving Credit Commitment Percentage of Swingline Loans other than Swingline Loans as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders in accordance with the terms hereof;

“Fronting Fee” shall have the meaning provided in Section 4.1(e);

“FSCO” shall mean the Financial Services Commission of Ontario and any Person succeeding to the functions thereof and includes the Superintendent under such statute and any other Governmental Authority empowered or created by the Supplemental Pension Plans Act (Quebec) or the Pension Benefits Act (Ontario) or any Governmental Authority of any other Canadian jurisdiction exercising similar functions in respect of any Canadian Pension Plan of any Canadian Credit Party and any Governmental Authority succeeding to the functions thereof;

“Fund” shall mean any Person (other than a natural Person) that is engaged or advises funds or other investment vehicles that are engaged in making, purchasing, holding, or investing in commercial loans and similar extensions of credit in the ordinary course;

“Funded Debt” shall mean all Indebtedness of CGI Borrower and the Restricted Subsidiaries for borrowed money that matures more than one year from the date of its creation or matures within one year from such date that is renewable or extendable, at the option of CGI Borrower or any Restricted Subsidiary, to a date more than one year from the date of its creation or arises under a revolving credit or similar agreement that obligates the lender or lenders to extend credit during a period of more than one year from such date (including all amounts of such Funded Debt required to be paid or prepaid within one year from the date of its creation), and, in the case of the Credit Parties, Indebtedness in respect of the Loans;

“GAAP” shall mean generally accepted accounting principles in Canada, as in effect from time to time;

“Governmental Authority” shall mean any nation, sovereign, or government, any state, province, territory, or other political subdivision thereof, and any entity or authority exercising executive, legislative, judicial, taxing, regulatory, or administrative functions of or pertaining to government, including a central bank or stock exchange;

“Granting Lender” shall have the meaning provided in Section 14.6(g);

“guarantee obligations” shall mean, as to any Person, any obligation of such Person guaranteeing or intended to guarantee any Indebtedness of any primary obligor in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent, (i) to purchase any such Indebtedness or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (a) for the purchase or payment of any such Indebtedness or (b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities, or services primarily for the purpose of assuring the owner of any such Indebtedness of the ability of the primary obligor to make payment of such Indebtedness, or (iv) otherwise to assure or hold harmless the owner of such Indebtedness against loss in respect thereof; provided, however, that the term guarantee obligations shall not include endorsements of instruments for deposit or collection in the ordinary course of business or customary and reasonable indemnity obligations or product warranties in effect on the Closing Date or entered into in connection with any acquisition or disposition of assets permitted under this Agreement (other than such obligations with respect to Indebtedness). The amount of any guarantee obligation shall be deemed to be an amount equal to the stated or determinable amount of the Indebtedness in respect of which such guarantee obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith;

“Guarantees” shall mean, collectively, (i) the Guarantee made by Holdings and each other Credit Party on the Closing Date in favor of the Administrative Agent for the benefit of the Secured Parties and (ii) any other guarantee of the Obligations made by a Restricted Subsidiary in form and substance reasonably acceptable to the Administrative Agent and the Borrower Representative;

“Guarantors” shall mean (i) each Subsidiary of CGI Borrower that is party to the Guarantee on the Closing Date, (ii) each Subsidiary of CGI Borrower that becomes a party to the Guarantee after the Closing Date pursuant to Section 10.11 or otherwise, and (iii) Holdings; provided, for the avoidance of doubt, (x) no Excluded Subsidiary shall be a Guarantor until and unless it ceases to be an Excluded Subsidiary, and (y) the Borrower Representative may cause any Restricted Subsidiary that is not a Guarantor to guarantee the Obligations by causing such Restricted Subsidiary to become a Guarantor under the Guarantee and a grantor under the applicable Security Documents in accordance with Section 10.11, and any such Restricted Subsidiary shall be a Guarantor hereunder and under the other Credit Documents for all purposes;

“Guidelines” means, together, guideline S-02.123 in relation to interbank loans of 22 September 1986 (Merkblatt “Verrechnungssteuer auf Zinsen von Bankguthaben, deren Gläubiger Banken sind (lnterbankguthaben)” vom 22. September 1986), guideline S-02.122.1 in relation to bonds of April 1999 (Merkblatt “Obligationen” vom April 1999), guideline S-02.130.1 in relation to money market instruments and book claims of April 1999 (Merkblatt vom April 1999 betreffend Geldmarktpapiere und Buchforderungen inländischer Schuldner), guideline S-02.128 in relation to syndicated credit facilities of January 2000 (Merkblatt “Steuerliche Behandlung von Konsortialdarlehen, Schuldscheindarlehen, Wechseln und Unterbeteiligungen” vom Januar 2000), circular letter No. 34 of 26 July 2011 (1-034-V-2011) in relation to deposits (Kreisschreiben Nr. 34 “Kundenguthaben” vom 26. Juli 2011) and the circular letter No. 15 of 7 February 2007 (1-015-DVS-2007) in relation to bonds and derivative financial instruments as subject matter of taxation of Swiss federal income tax, Swiss withholding tax and Swiss stamp taxes (Kreisschreiben Nr. 15 “Obligationen und derivative Finanzinstrumente als Gegenstand der direkten Bundessteuer, der Verrechnungssteuer und der Stempelabgaben” vom 7. Februar 2007), in each case as issued, amended or replaced from time to time, by the Swiss Federal Tax Administration or as substituted or superseded and overruled by any law, statute, ordinance, court decision, regulation or the like as in force from time to time;

“Hazardous Materials” shall mean (i) any petroleum or petroleum products, radioactive materials, asbestos and asbestos containing material, polychlorinated biphenyls, and radon gas; (ii) any chemicals, materials, or substances defined as or included in the definition of “hazardous substances,” “hazardous waste,” “hazardous materials,” “extremely hazardous waste,” “restricted hazardous waste,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Law; and (iii) any other chemical, material, or substance, which is prohibited, limited, or regulated due to its dangerous or deleterious properties or characteristics by, any Environmental Law;

“Hedge Agreements” shall mean (i) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (ii) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement;

“Hedge Bank” shall mean (i) any Person that, at the time it enters into a Hedge Agreement, is a Lender, the Administrative Agent or an Affiliate or branch of a Lender or the Administrative Agent and (ii) with respect to any Hedge Agreement entered into prior to the Closing Date, any Person that is a Lender, the Administrative Agent or an Affiliate or branch of a Lender or the Administrative Agent on the Closing Date; provided that, if such Person is not a Lender, such Person executes and delivers to the Administrative Agent and the Borrower Representative a letter agreement in form and substance reasonably acceptable to the Administrative Agent pursuant to which such Person (a) appoints the Administrative Agent as its agent under the applicable Credit Documents and (b) agrees to be bound by the provisions of Article VI and Sections 7.1 and 8.13 of the Canadian Pledge Agreement, Sections 4.3, 6.6, 7.4, 7.6, 8.1 and 8.19 of the Canadian Security Agreement and corresponding or similar provisions in any other Security Document, in each case, as if it were a Lender;

“Hedging Obligations” shall mean, with respect to any Person, the obligations of such Person under any Hedge Agreements;

“Historical Financial Statements” shall mean the unaudited financial statements of CGI Borrower and the Restricted Subsidiaries for the fiscal quarter ended December 31, 2015;

“Holdings” shall mean (i) Holdings (as defined in the preamble to this Agreement) or (ii) after the Closing Date any other Person or Persons (“New Holdings”) that is a Subsidiary of (or are Subsidiaries of) Holdings or of any Parent Entity of Holdings (or the previous New Holdings, as the case may be) but not CGI Borrower (“Previous Holdings”); provided that (a) such New Holdings directly owns (i) 100.0% of the Equity Interests of CGI Borrower and (ii) 100.0% of the Equity Interests of each other direct Subsidiary of Previous Holdings which were owned by Previous Holdings immediately prior thereto, (b) New Holdings shall expressly assume all the obligations of Previous Holdings under this Agreement and the other Credit Documents pursuant to a supplement hereto or thereto in form and substance reasonably satisfactory to the Administrative Agent, (c) if reasonably requested by the Administrative Agent, an opinion of counsel shall be delivered by the Borrower Representative to the Administrative Agent, (d) all Capital Stock of CGI Borrower and substantially all of the other assets of Previous Holdings are contributed or otherwise transferred, directly or indirectly, to such New Holdings and pledged to secure the Obligations, (e)(i) no Event of Default has occurred and is continuing at the time of such substitution and such substitution does not result in any Event of Default, (ii) such substitution does not result in any material adverse tax consequences to any Credit Party and (iii) such substitution does not result in any adverse tax consequences to any Lender (unless reimbursed hereunder) or to the Administrative Agent (unless reimbursed hereunder), (f) no Change of Control shall occur, (g) the Administrative Agent shall have received at least five (5) Business Days’ prior written notice of the proposed transaction and Previous Holdings, New Holdings and the Borrowers shall promptly and in any event at least two (2) Business Days’ prior to the consummation of the transaction provide all information any Lender or any Agent may reasonably request to satisfy its “know your customer” and other similar requirements necessary for such Person to comply with its internal compliance and regulatory requirements with respect to the proposed successor New Holdings, (h) if reasonably requested by the Administrative Agent, the Credit Parties shall execute and deliver amendments, supplements and other modifications to all Credit Documents and instruments and agreements executed in connection therewith necessary to perfect and protect the liens and security interests in the Collateral of New Holdings, in each case in form and substance reasonably satisfactory to the Administrative Agent, and (i) the Borrower Representative delivers a certificate of an Authorized Officer with respect to the satisfaction of the conditions set forth in clauses (a), (e)(i) and (ii) and (f) of this definition; provided, further, that if each of the foregoing is satisfied, Previous Holdings shall be automatically released of all its obligations under the Credit Documents and any reference to Holdings in the Credit Documents shall be meant to refer to New Holdings;

“Holdings Loan Agreement” shall mean, collectively, that certain (i) senior subordinated grid note, dated as of December 9, 2013, issued by CGI Borrower in favor of Holdings and (ii) any unsecured subordinated promissory notes issued from time to time by CGI Borrower in favor of Holdings in connection with the reinvestment by Holdings of a portion of the interest paid by CGI Borrower on the Holdings Subordinate Debt in accordance with the Holdings Subordination Agreement, in the case of each of the notes described in the foregoing clauses (i) and (ii), as such agreement may be amended, revised, replaced, supplemented or restated from time to time in accordance with the terms of the Holdings Subordination Agreement, including increases to the principal amount outstanding thereunder as set forth therein;

“Holdings Subordinate Debt” shall mean all amounts owing by CGI Borrower to Holdings pursuant to the Holdings Loan Agreement;

“Holdings Subordination Agreement” shall mean the subordination and postponement agreement, dated as of the Closing Date, among Holdings, CGI Borrower and the Administrative Agent, as such agreement may be amended, revised, replaced, supplemented or restated from time to time;

“ICC” shall have the meaning provided in the definition of UCP;

“IFRS” shall mean International Financial Reporting Standards, as adopted by the International Accounting Standards Board, as in effect from time to time; provided, however, that if the CGI Borrower notifies the Administrative Agent that the CGI Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the Closing Date in IFRS or in the application thereof on the operation of such provision, regardless of whether any such notice is given before or after such change in IFRS or in the application thereof, then such provision shall be interpreted on the basis of IFRS as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Furthermore, at any time after the Fourth Closing Date, the CGI Borrower may elect to apply for all purposes of this Agreement, in lieu of IFRS, GAAP or U.S. GAAP and, upon such election, references herein to IFRS and IFRS concepts will be construed to refer to GAAP or U.S. GAAP, as applicable, and corresponding GAAP or U.S. GAAP concepts as in effect from time to time; provided that (1) all financial statements and reports to be provided, after such election, pursuant to this Agreement shall be prepared on the basis of GAAP or U.S. GAAP, as applicable, as in effect from time to time, and (2) from and after such election, all ratios, computations, and other determinations based on IFRS contained in this Agreement shall still be required to be computed in conformity with IFRS. The CGI Borrower shall give written notice of any such election made in accordance with this definition to the Administrative Agent. For the avoidance of doubt, solely making an election (without any other action) referred to in this definition will not be treated as an incurrence of Indebtedness. Notwithstanding any other provision contained herein, the amount of any Indebtedness under IFRS with respect to Capitalized Lease Obligations shall be determined in accordance with the definition of Capitalized Lease Obligations and Section 1.3(c);

“Impacted Loans” shall have the meaning provided in Section 2.10(a);

“Increased Amount Date” shall have the meaning provided in Section 2.14(a);

“Incremental Revolving Credit Commitments” shall have the meaning provided in Section 2.14(a);

“Incremental Revolving Credit Loan” shall have the meaning provided in Section 2.14(b);

“Incremental Revolving Loan Lender” shall have the meaning provided in Section 2.14(b);

“Incurrence-Based Amounts” shall have the meaning provided in Section 1.11(b);

“Indebtedness” shall mean, with respect to any Person, (i) any indebtedness (including principal and premium) of such Person, whether or not contingent (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures, or similar instruments or letters of credit or banker’s acceptances (or, without double counting, reimbursement agreements in respect thereof), (c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), or (d) representing any Hedging Obligations, if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a net liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS; provided that Indebtedness of any direct or indirect parent company appearing upon the balance sheet of CGI Borrower solely by reason of push down accounting under IFRS shall be excluded, (ii) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (i) of another Person (whether or not such items would appear upon the balance sheet of such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business, and (iii) to the extent not otherwise included, the obligations of the type referred to in clause (i) of another Person secured by a Lien on any asset owned by such Person, whether or not such Indebtedness is assumed by such Person; provided that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations incurred in the ordinary course of business, (2) prepaid or deferred revenue arising in the ordinary course of business, (3) purchase price holdbacks arising in the ordinary course of business in respect of a portion of the purchase price of an asset to satisfy warrants or other unperformed obligations of the seller of such asset, (4) trade accounts and accrued expenses payable in the ordinary course of business and accruals for payroll and other operating expenses accrued in the ordinary course of business or (5) any earn-out obligation until such obligation, within 60 days of becoming due and payable, has not been paid and such obligation is reflected as a liability on the balance sheet of such Person in accordance with IFRS;

The amount of Indebtedness of any Person for purposes of clause (iii) above shall (unless such Indebtedness has been assumed by such Person) be deemed to be equal to the lesser of (x) the aggregate unpaid amount of such Indebtedness and (y) the Fair Market Value of the property encumbered thereby as determined by such Person in good faith;

For all purposes hereof, the Indebtedness of CGI Borrower and the Restricted Subsidiaries, shall exclude all intercompany Indebtedness having a term not exceeding 365 days (inclusive of any roll-over or extensions of terms) and made in the ordinary course of business or consistent with past practice;

“Indemnified Liabilities” shall have the meaning provided in Section 14.5;

“Indemnified Persons” shall have the meaning provided in Section 14.5;

“Indemnified Taxes” shall mean all Taxes imposed on or with respect to any payment by or on account of any obligation of any Credit Party hereunder or under any other Credit Document, other than Excluded Taxes or Other Taxes;

“Independent Financial Advisor” shall mean an accounting firm, appraisal firm, investment banking firm or consultant of nationally recognized standing that is, in the good faith judgment of CGI Borrower, qualified to perform the task for which it has been engaged and that is disinterested with respect to the applicable transaction;

“Initial Permitted Term Loan Closing Date” shall have the meaning provided in Section 11.1(u);

“Insolvency Laws” shall mean the Companies’ Creditors Arrangement Act (Canada), the BIA, the Bankruptcy Code, the Winding-Up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous legislation applicable to any Credit Party, any of their respective Subsidiaries or any jurisdiction in which Collateral is located;

“Insolvent” shall mean, with respect to any Multiemployer Plan, the condition that such Multiemployer Plan is insolvent within the meaning of Section 4245 of ERISA;

“Intellectual Property” shall mean Canadian and foreign intellectual property, including all (i) (a) patents, inventions, processes, developments, technology, and know-how; (b) copyrights and works of authorship in any media, including graphics, advertising materials, labels, package designs, and photographs; (c) trademarks, service marks, trade names, brand names, corporate names, domain names, logos, trade dress, and other source indicators, and the goodwill of any business symbolized thereby; and (d) trade secrets, confidential, proprietary, or non-public information and (ii) all registrations, issuances, applications, renewals, extensions, substitutions, continuations, continuations-in-part, divisions, re-issues, re-examinations, foreign counterparts, or similar legal protections related to the foregoing;

“Intercompany License Agreement” shall mean any cost sharing agreement, commission or royalty agreement, license or sub-license agreement, distribution agreement, services agreement, Intellectual Property rights transfer agreement or any related agreements, in each case where all the parties to such agreement are one or more of CGI Borrower and any Subsidiary;

“Intercompany Note” shall mean any intercompany note substantially in the form of Exhibit D;

“Interest Coverage Ratio” shall mean, as of any date of determination, the ratio of (i) Consolidated EBITDA of CGI Borrower and its Restricted Subsidiaries for the Test Period then last ended to (ii) Consolidated Interest Expense of CGI Borrower and its Restricted Subsidiaries for such Test Period;

“Interest Period” shall mean, with respect to any Loan, the interest period applicable thereto, as determined pursuant to Section 2.9;

“Interpolated Screen Rate” means in relation to EURIBOR for any Loan, the rate (rounded to the same number of decimal places as to the two relevant Screen Rates) which results from interpolating on a linear basis between:

(a)	the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period for that Loan; and

(b)	the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period for that Loan,

each as of 11:00 a.m. on the Rate Fixing Day for that Loan;

“In-Transit Inventory” shall mean Inventory of a Borrowing Base Party that is in the possession of a common carrier and is in-transit from a foreign location to a location of such Borrowing Base Party (or a location designated by such Borrowing Base Party) that is either in the United States or Canada;

“Inventory” shall have the meaning provided in the Canadian Security Agreement;

“Inventory Reserves” shall mean, without duplication of any other Borrowing Base Reserves or items that are otherwise addressed or excluded through eligibility criteria, and without duplication of any of the factors taken into account in determining Appraised Value, such reserves as may be established from time to time by the Administrative Agent in its Permitted Discretion with respect to changes in the determination of the saleability, at retail or wholesale, of the Eligible Inventory or which reflect such other factors as negatively affect the market value of the Eligible Inventory. Without limiting the generality of the foregoing, Inventory Reserves may, in the Permitted Discretion of the Administrative Agent include reserves based on: (i) Shrink and (ii) seller’s reclamation or repossession rights under the Bankruptcy Code;

“Investment” shall mean, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances, or capital contributions (excluding accounts receivable, credit card and debit card receivables, trade credit, advances to customers, commission, travel, and similar advances to officers, directors, managers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests, or other securities issued by any other Person or the purchase or other acquisition, in one transaction or a series of related transactions, of all or substantially all of the assets of another Person or assets constituting a business unit, line of business or division of such Person; provided that Investments shall not include, in the case of a Borrower and the Restricted Subsidiaries, intercompany loans, advances, or Indebtedness made to or owing by a Borrower or a Restricted Subsidiary having a term not exceeding 365 days (inclusive of any roll-over or extensions of terms) and made in the ordinary course of business; provided, further, that, in the event that any Investment is made by Holdings, CGI Borrower or any Restricted Subsidiary in any Person through substantially concurrent interim transfers of any amount through CGI Borrower or any Restricted Subsidiaries, then such other substantially concurrent interim transfers shall be disregarded for purposes of Section 11.5;

For purposes of the definition of Unrestricted Subsidiary and Section 11.5,

(a)

Investments shall include the portion (proportionate to CGI Borrower’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of CGI Borrower at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, CGI Borrower shall be deemed to continue to have a permanent Investment in an Unrestricted Subsidiary in an amount (if positive) equal to (a) CGI Borrower’s Investment in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to CGI Borrower’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(b)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer;

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment, or other amount received by CGI Borrower or a Restricted Subsidiary in respect of such Investment (provided that, with respect to amounts received other than in the form of cash or Cash Equivalents, such amount shall be equal to the Fair Market Value of such consideration);

“Investment Grade Rating” shall mean a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other rating agency;

“Investment Grade Securities” shall mean:

(a)

securities issued or directly and fully guaranteed or insured by the Canadian government or the United States government or, in each case, any agency or instrumentality thereof (other than Cash Equivalents),

(b)	debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among CGI Borrower and its Subsidiaries,

(c)

investments in any fund that invests all or substantially all of its assets in investments of the type described in clauses (i) and (ii) which fund may also hold immaterial amounts of cash pending investment or distribution, and

(d)	corresponding instruments in countries other than Canada and the United States customarily utilized for high-quality investments;

“ISP” shall mean, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance);

“Issuer Documents” shall mean with respect to any Letter of Credit, the Letter of Credit Request, and any other document, agreement, and instrument entered into by the Letter of Credit Issuer and CGI Borrower (or any Restricted Subsidiary) or in favor of the Letter of Credit Issuer and relating to such Letter of Credit;

“ITA” means the Income Tax Act (Canada) as amended from time to time (or any successor statute);

“Joinder Agreement” shall mean an agreement substantially in the form of Exhibit E;

“Joint Lead Arrangers and Bookrunners” shall mean Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank, Bank of Montreal and Barclays Bank PLC;

“Judgment Currency” shall have the meaning provided in Section 14.19;

“Landlord Lien State” shall mean any jurisdiction in which, at any time, a landlord’s claim for rent has priority by operation of applicable law notwithstanding any contractual provision to the contrary over the Lien of the Administrative Agent on any of the Collateral;

“L/C Borrowing” shall mean an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the date when made or refinanced as a Borrowing. All L/C Borrowings shall be denominated in Dollars, U.S. Dollars or Pounds Sterling, and, with respect to Swiss Borrower, Euros (and such Alternative Currencies as a Borrower and the Administrative Agent may agree);

“L/C Facility Maturity Date” shall mean the date that is five (5) Business Days prior to the scheduled Maturity Date then in effect for the applicable Class of Commitments (or, if such day is not a Business Day, the next preceding Business Day); provided that the L/C Facility Maturity Date may be extended beyond such date with the consent of the Letter of Credit Issuer;

“L/C Obligations” shall mean, as at any date of determination, the aggregate amount available to be drawn under all outstanding Letters of Credit plus the aggregate of all Unpaid Drawings, including all L/C Borrowings. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the Stated Amount of such Letter of Credit in effect at such time;

“L/C Participant” shall have the meaning provided in Section 3.3(a);

“L/C Participation” shall have the meaning provided in Section 3.3(a);

“LCT Election” shall have the meaning provided in Section 1.12(f);

“LCT Test Date” shall have the meaning provided in Section 1.12(f);

“Lender” shall have the meaning provided in the preamble to this Agreement, and in any event, shall include the Swingline Lender;

“Lender BA Suspension Notice” shall have the meaning provided in Section 5.5(a)(iii);

“Lender Default” shall mean (i) the refusal (which shall be given verbally or in writing and has not been retracted) or failure of any Lender to make available its portion of any incurrence of Loans or Reimbursement Obligations, which refusal or failure is not cured within one (1) Business Day after the date of such refusal or failure, unless such Lender notifies the Administrative Agent in writing that such refusal or failure is the result of such Lender’s good faith determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in writing) has not been satisfied, (ii) the failure of any Lender to pay over to the Administrative Agent, the Swingline Lender, the Letter of Credit Issuer or any other Lender any other amount required to be paid by it hereunder within one (1) Business Day of the date when due, unless the subject of a good faith dispute, (iii) a Lender has notified the Borrower Representative or the Administrative Agent that it does not intend to comply with its funding obligations under this Agreement or has stated publicly that it will generally not comply with its funding obligations under any loan agreements, credit agreements, and other similar agreements, (iv) a Lender has failed to confirm in a manner reasonably satisfactory to the Administrative Agent that it will comply with its funding obligations under this Agreement, (v) a Distressed Person has admitted in writing that it is insolvent or such Distressed Person becomes subject to a Lender-Related Distress Event; or (vi) a Lender has become the subject of a Bail-In Action;

“Lender-Related Distress Event” shall mean, with respect to any Lender, (a)(i) that such Lender or any other Person that directly or indirectly controls such Lender (each, a “Distressed Person”) is or becomes subject to a voluntary or involuntary case with respect to such Distressed Person under any debt relief law, (b) a custodian, conservator, receiver, interim receiver, trustee, monitor or similar official is appointed for such Distressed Person or any substantial part of such Distressed Person’s assets or (c) such Distressed Person is subject to a forced liquidation, makes a general assignment for the benefit of creditors or is otherwise adjudicated as, or determined by any governmental authority having regulatory authority over such Distressed Person to be, insolvent or bankrupt; provided that a Lender-Related Distress Event shall not be deemed to have occurred solely by virtue of the ownership or acquisition of any equity interests in any Lender or any Person that directly or indirectly controls such Lender by a governmental authority or an instrumentality thereof;

“Letter of Credit” shall mean each letter of credit issued pursuant to Section 3.1;

“Letter of Credit Commitment” shall mean $25,000,000 or the Equivalent Amount in Dollars of any other any currency, as the same may be reduced from time to time pursuant to Section 3.1;

“Letter of Credit Exposure” shall mean, with respect to any Lender, at any time, the sum of (i) the amount of the principal amount of any Unpaid Drawings in respect of which such Lender has made (or is required to have made) payments to the Letter of Credit Issuer pursuant to Section 3.4(a) at such time and (ii) such Lender’s Revolving Credit Commitment Percentage of the Letters of Credit Outstanding at such time (excluding the portion thereof consisting of Unpaid Drawings in respect of which the Lenders have made (or are required to have made) payments to the Letter of Credit Issuer pursuant to Section 3.4(a));

“Letter of Credit Fee” shall have the meaning provided in Section 4.1(c);

“Letter of Credit Fee Rate” means, with respect to a Letter of Credit, the annual percentage per annum indicated below the reference to “Letters of Credit Fee Rate” in the pricing grid in the definition of “Applicable Margin” relevant to the period in respect of which the determination is being made;

“Letter of Credit Issuer” shall mean (i) in the case of standby Letters of Credit, trade letters of credit and bank guarantees, Canadian Imperial Bank of Commerce or any other Lender reasonably satisfactory to the Borrower Representative and the Administrative Agent, (ii) any of their respective Affiliates or branches or (iii) any replacement, additional issuer, or successor pursuant to Section 3.6. In the event that there is more than one Letter of Credit Issuer at any time, references herein and in the other Credit Documents to the Letter of Credit Issuer shall be deemed to refer to the Letter of Credit Issuer in respect of the applicable Letter of Credit or to all Letter of Credit Issuers, as the context requires;

“Letter of Credit Request” shall mean a notice executed and delivered by the Borrower Representative pursuant to Section 3.2, and substantially in the form of Exhibit F or another form which is acceptable to the Letter of Credit Issuer in its reasonable discretion;

“Letter of Credit Sub-Commitment” shall mean, in respect of Letters of Credit issued in a currency other than Dollars, U.S. Dollars, Euros or Pounds Sterling, the Equivalent Amount of $5,000,000, in the aggregate, in such Alternative Currencies;

“Letters of Credit Outstanding” shall mean, at any time the sum of, without duplication, (i) the aggregate Stated Amount of all outstanding Letters of Credit and (ii) the aggregate amount of the principal amount of all Unpaid Drawings;

“LIBO Rate” shall mean, for any Interest Period with respect to a LIBOR Loan,

(a)

the rate per annum determined by the Administrative Agent at approximately 11:00 a.m. (London time), on the date that is two (2) Business Days prior to the commencement of such Interest Period by reference to the rate set by ICE Benchmark Administration (or any display substituted therefor or any successor thereto) (“LIBOR”) for deposits in Euros, U.S. Dollars or Pounds Sterling, as applicable (in each case, as set forth by any service reasonably selected by the Administrative Agent that has been nominated by ICE Benchmark Administration (or any display substituted therefor or any successor thereto) as an authorized information vendor for the purpose of displaying such rates) for a period equal to such Interest Period and in an amount comparable to the amount of the LIBOR Loan to be outstanding during such Interest Period; provided, however, that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the “LIBO Rate” shall be the interest rate per annum reasonably determined by the Administrative Agent to be the average of the rates per annum at which deposits in Euros, U.S. Dollars or Pounds Sterling, as applicable, are offered for such relevant Interest Period to major banks in the London interbank market in London, England by the Administrative Agent at approximately 11:00 a.m. (London time) on the date that is two (2) Business Days prior to the beginning of such Interest Period for a period comparable to the Interest Period and in an amount comparable to the amount of the LIBOR Loan to be outstanding during such Interest Period; or

(b)	if the rate is not determinable pursuant to clause (a) of this definition at the relevant time in respect of the relevant period, Section 2.10 shall apply.

The LIBO Rate calculated pursuant to (a) above shall be no less than 0%;

“LIBOR” shall have the meaning provided in the definition of LIBO Rate;

“LIBOR Loan” shall mean any Loan bearing interest at a rate determined by reference to the LIBO Rate;

“Lien” shall mean with respect to any asset, any mortgage, lien, pledge, assignment by way of security, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, and any lease in the nature thereof; provided that in no event shall an operating lease or a license to Intellectual Property be deemed to constitute a Lien;

“Limited Condition Transaction” shall mean (i) any Permitted Acquisition or other permitted acquisition whose consummation is not conditioned on the availability of, or on obtaining, third party financing and (ii) any redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness requiring irrevocable notice in advance of such redemption, repurchase, defeasance, satisfaction and discharge or repayment;

“Line Cap” shall mean:

(a)	at any time of determination on and after the Sixth Closing Date and prior to the FILO Credit Termination Date, the sum of the Revolving Credit Line Cap plus the FILO Credit Line Cap; and

(b)	at any time of determination on and after the FILO Credit Termination Date, the Revolving Credit Line Cap;

“Loan” shall mean any Revolving Loan, Swingline Loan or any other loan made by any Lender hereunder;

“Management Equityholders” shall mean any of (i) Daniel Reiss, (ii) any other current or former director, officer, employee or member of management of Holdings or any of its Subsidiaries or any direct or indirect parent company thereof who, on the Closing Date, is an equityholder in Holdings or any direct or indirect parent company thereof, (iii) any trust, partnership, limited liability company, corporate body or other entity established by Daniel Reiss, any such director, officer, employee or member of management of Holdings or any of its Subsidiaries or any direct or indirect parent company thereof or any Person described in the succeeding clauses (iv) and (v), as applicable, to hold an investment in Holdings or any direct or indirect parent company thereof in connection with such Person’s estate or tax planning, (iv) any spouse, parents or grandparents of Daniel Reiss or any such director, officer, employee or member of management of Holdings or any of its Subsidiaries or any direct or indirect parent company thereof, and any and all descendants (including adopted children and step-children) of the foregoing, together with any spouse of any of the foregoing Persons, who are transferred an investment in Holdings or any direct or indirect parent company thereof by Daniel Reiss or any such director, officer, employee or member of management of Holdings or any of its Subsidiaries or any direct or indirect parent company thereof in connection with such Person’s estate or tax planning and (v) any Person who acquires an investment in Holdings or any direct or indirect parent company thereof by will or by the laws of intestate succession as a result of the death of Daniel Reiss or any such director, officer, employee or member of management of Holdings or any of its Subsidiaries or any direct or indirect parent company thereof;

“Mandatory Borrowing” shall have the meaning provided in Section 2.1(c);

“Master Agreement” shall have the meaning provided in the definition of Hedge Agreements;

“Material Adverse Effect” shall mean a material and adverse effect on (i) the business, results of operations or financial condition of CGI Borrower and its Restricted Subsidiaries, taken as a whole, or (ii) the material rights and remedies (taken as a whole) of the Administrative Agent and the Lenders under the Credit Documents;

“Material Subsidiary” shall mean, at any date of determination, each Wholly-Owned Restricted Subsidiary (together with its Subsidiaries) (i) whose total assets at the last day of the Test Period ending on the last day of the most recent fiscal period for which Section 10.1 Financials have been delivered were equal to or greater than 5.0% of the Consolidated Total Assets of CGI Borrower and the Restricted Subsidiaries at such date or (ii) whose revenues during such Test Period were equal to or greater than 5.0% of the consolidated revenues of CGI Borrower and the Restricted Subsidiaries for such period (in the case of any determination relating to any Specified Transaction, on a Pro Forma Basis including the revenues of any Person being acquired in connection therewith), in each case determined in accordance with IFRS; provided that if, at any time and from time to time after the Closing Date, Restricted Subsidiaries that are not Material Subsidiaries (other than Restricted Subsidiaries that are Excluded Subsidiaries other than by virtue of clause (i) of the definition of Excluded Subsidiary) have, in the aggregate, (a) total assets at the last day of such Test Period equal to or greater than 7.50% of the Consolidated Total Assets of CGI Borrower and the Restricted Subsidiaries at such date or (b) revenues during such Test Period equal to or greater than 7.50% of the consolidated revenues of CGI Borrower and the Restricted Subsidiaries for such period, in each case determined in accordance with IFRS, then CGI Borrower shall, on or prior to the date on which financial statements for the last quarter of such Test Period are delivered pursuant to this Agreement, designate in writing to the Administrative Agent one or more of such Restricted Subsidiaries as Material Subsidiaries for each fiscal period until this proviso is no longer applicable; provided that each Subsidiary which is a Borrowing Base Party shall be a Material Subsidiary;

“Maturity Date” shall mean the Revolving Credit Maturity Date, the FILO Credit Maturity Date or the maturity date of an Extended Revolving Credit Loan, as applicable;

“Maximum In-Transit Inventory Amount” shall mean, in aggregate for CGI Borrower and Swiss Borrower, an amount up to $50,000,000;

“Maximum Incremental Facilities Amount” shall mean, at any date of determination, (i) $100,000,000 minus (ii) the aggregate principal amount of Incremental Revolving Credit Commitments incurred pursuant to Section 2.14(a) prior to such date;

“Maximum Rate” shall have the meaning provided in Section 6.6(c);

“Minimum Borrowing Amount” shall mean (i) in the case of Prime Rate Loans, a minimum principal amount of $100,000 (or, if less, the entire remaining applicable Commitments at the time of such Borrowing) and in each case whole multiples of $100,000; (ii) in the case of Banker’s Acceptances, a minimum face amount of $100,000 and in whole multiples of $100,000; (iii) in the case of ABR Loans, a minimum principal amount of U.S.$100,000 (or, if less, the entire remaining applicable Commitments at the time of such Borrowing) and in whole multiples of U.S.$100,000; (iv) in the case of LIBOR Loans, a minimum principal amount of U.S.$100,000 or £100,000 and in whole multiples of U.S.$100,000 or £100,000, as applicable; (v) in the case of EURIBOR Loans, a minimum principal amount of €100,000 and in whole multiples of €100,000, and (vi) in the case of European Base Rate Loans, a minimum principal amount of €100,000 (or, if less, the entire remaining applicable Commitments at the time of such Borrowing) and in whole multiples of €100,000;

“Minimum Collateral Amount” shall mean, at any time, (i) with respect to Cash Collateral consisting of cash or Cash Equivalents or deposit account balances provided to reduce or eliminate Fronting Exposure during the existence of a Defaulting Lender, an amount equal to 103% of the Fronting Exposure of the Letter of Credit Issuer with respect to Letters of Credit issued and outstanding at such time and (ii) with respect to Cash Collateral consisting of cash or Cash Equivalents or deposit account balances provided in accordance with the provisions of Section 3.7(a), an amount equal to 103% of the outstanding amount of all L/C Obligations or the face amount of the outstanding Banker’s Acceptances and BA Equivalent Notes, as applicable;

“MNPI” shall mean, with respect to any Person, information and documentation that is (a) of a type that would not be publicly available (and could not be derived from publicly available information) if such Person and its Subsidiaries were public reporting companies and (b) material with respect to such Person, its Subsidiaries or the respective securities of such Person and its Subsidiaries for purposes of Canadian Securities Laws or United States federal and state securities laws, in each case, assuming such laws were applicable to such Person and its Subsidiaries;

“Moody’s” shall mean Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business;

“Mortgage” shall mean a mortgage, deed of trust, deed to secure debt, trust deed, or other security document entered into by the owner of a Mortgaged Property and the Administrative Agent for the benefit of the Secured Parties in respect of that Mortgaged Property to secure the Obligations, in form and substance reasonably acceptable to the Administrative Agent and the Borrower Representative, together with such terms and provisions as may be required by local laws;

“Mortgaged Property” shall mean each parcel of fee-owned real property located in Canada or the United States and improvements thereto with respect to which a Mortgage is granted pursuant to Section 10.14, if any;

“Multiemployer Plan” shall mean a multiemployer plan as defined in and subject to Section 4001(a)(3) of ERISA to which any Credit Party or any of its ERISA Affiliates makes or is obligated to make contributions, or during the five preceding calendar years, has made or been obligated to make contributions;

“Net Cash Proceeds” shall mean, with respect to any event, (i) the gross cash proceeds (including payments from time to time in respect of installment obligations, if applicable, but only as and when received) received by or on behalf of CGI Borrower or any of the Restricted Subsidiaries in respect of such event, as the case may be, less (ii) the sum of:

(a)

the amount, if any, of all taxes and permitted tax distributions described in Section 11.5(b)(xii) (including, in each case, in connection with any repatriation of funds) paid or estimated to be payable by CGI Borrower or any of the Restricted Subsidiaries in connection with such event,

(b)

the amount of any reasonable reserve established in accordance with IFRS against any liabilities (other than any taxes deducted pursuant to clause (a) above) (1) associated with the assets that are the subject of such event and (2) retained by CGI Borrower or any of the Restricted Subsidiaries; provided that the amount of any subsequent reduction of such reserve (other than in connection with a payment in respect of any such liability) shall be deemed to be Net Cash Proceeds of such an event occurring on the date of such reduction,

(c)

the amount of any Indebtedness secured by a Lien on the assets that are the subject of such event to the extent that the instrument creating or evidencing such Indebtedness requires that such Indebtedness be repaid upon consummation of such event,

(d)

in the case of any sale or other disposition of an asset by a non-Wholly-Owned Restricted Subsidiary, the pro rata portion of the Net Cash Proceeds thereof (calculated without regard to this clause (d)) attributable to minority interests and not available for distribution to or for the account of CGI Borrower or a Wholly-Owned Restricted Subsidiary as a result thereof,

(e)

in the case of any sale or other disposition of an asset, any funded escrow established pursuant to the documents evidencing any such sale or disposition to secure any indemnification obligations or adjustments to the purchase price associated with any such sale or disposition; provided that the amount of any subsequent reduction of such escrow (other than in connection with a payment in respect of any such liability) shall be deemed to be Net Cash Proceeds of such an event occurring on the date of such reduction solely to the extent that CGI Borrower and/or any Restricted Subsidiaries receives cash in an amount equal to the amount of such reduction, and

(f)

all fees and out of pocket expenses paid by CGI Borrower or a Restricted Subsidiary in connection with any of the foregoing (for the avoidance of doubt, including, (1) in the case of the issuance of indebtedness, any fees, underwriting discounts, premiums, and other costs and expenses incurred in connection with such issuance and (2) attorney’s fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, transfer taxes, deed or mortgage recording taxes, underwriting discounts and commissions, other customary expenses, and brokerage, consultant, accountant, and other customary fees), in each case only to the extent not already deducted in arriving at the amount referred to in clause (i) above;

“Net Income” shall mean, with respect to any Person, the net income (loss) of such Person, determined in accordance with IFRS and before any reduction in respect of preferred Capital Stock dividends;

“New Holdings” shall have the meaning provided in the definition of Holdings;

“Non BA Lender” means any Lender which is not a BA Lender;

“Non-Bank Rules” means, together, the 10 Non-Bank Rule and the 20 Non-Bank Rule;

“Non-Consenting Lender” shall have the meaning provided in Section 14.7(b);

“Non-Defaulting Lender” shall mean and include each Lender other than a Defaulting Lender;

“Non-Expiring Credit Commitments” shall have the meaning provided in Section 2.1(d);

“Non-Extension Notice Date” shall have the meaning provided in Section 3.2(d);

“Notice of Borrowing” shall have the meaning provided in Section 2.3(a);

“Notice of Conversion or Continuation” shall have the meaning provided in Section 2.6(a);

“Notice of Intent to Cure” shall have the meaning provided in Section 12.15;

“NVOCC” shall mean, with respect to any In-Transit Inventory, a non-vessel operating common carrier engaged as a freight forwarder or otherwise to assist in the importation of In-Transit Inventory;

“Obligations” shall mean all advances to, and debts, liabilities, obligations, covenants, and duties of, any Credit Party arising under any Credit Document or otherwise with respect to any Commitment, Loan or Letter of Credit or under any Secured Cash Management Agreement, Secured Hedge Agreement or Secured Bank Product Agreement (other than with respect to any Credit Party’s obligations that constitute Excluded Swap Obligations solely with respect to such Credit Party), in each case, entered into with CGI Borrower or any of the Restricted Subsidiaries, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Credit Party or any Affiliate thereof of any proceeding under any Insolvency Law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding. Without limiting the generality of the foregoing, the Obligations of the Credit Parties under the Credit Documents (and any of their Subsidiaries to the extent they have obligations under the Credit Documents) include the obligation (including guarantee obligations) to pay principal, premium, interest, charges, expenses, fees, attorney costs, indemnities, and other amounts payable by any Credit Party under any Credit Document;

“OFAC” shall have the meaning set forth in Section 9.19(c);

“Organizational Documents” shall mean, with respect to any Person, such Person’s charter, memorandum and articles of association, articles or certificate of organization or incorporation and bylaws or other organizational or governing or constitutive documents of such Person;

“Original Revolving Credit Commitments” shall mean all Revolving Credit Commitments, Existing Revolving Credit Commitments and Extended Revolving Credit Commitments;

“Other Personal Property Collateral” shall mean all other present and after acquired personal property of the Credit Parties, including, without limitation, investment property (other than any investment property included in ABL Priority Collateral), contracts (other than any investment property included in ABL Priority Collateral), Intellectual Property, and proceeds of the foregoing, but excluding, in each case, the ABL Priority Collateral, the Pledged Collateral and the PP&E Collateral;

“Other Taxes” shall mean all present or future stamp, registration, or documentary Taxes or any other excise, property, intangible, mortgage recording, or similar Taxes arising from any payment made hereunder or under any other Credit Document or from the execution, delivery, or enforcement of, or otherwise with respect to, this Agreement or any other Credit Document; provided that such term shall not include (i) any Taxes that result from an assignment, grant of a participation pursuant to Section 14.6(c) or transfer or assignment to or designation of a new lending office or other office for receiving payments under any Credit Document (“Assignment Taxes”) to the extent such Assignment Taxes are imposed as a result of a connection between the assignor/participating Lender and/or the assignee/Participant and the taxing jurisdiction (other than a connection arising solely from any Credit Documents or any transactions contemplated thereunder), except to the extent that any such action described in this proviso is requested or required by the Borrowers or Borrower Representative or (ii) Excluded Taxes;

“Overnight Rate” shall mean, for any day, with respect to any amount, an overnight rate determined by the Administrative Agent, the Letter of Credit Issuer, or the Swingline Lender, as the case may be, in accordance with banking industry rules on interbank compensation;

“Parent Entity” shall mean any Person that is a direct or indirect parent company (which may be organized as, among other things, a partnership) of Holdings and/or CGI Borrower, as applicable;

“Participant” shall have the meaning provided in Section 14.6(c)(i);

“Participant Register” shall have the meaning provided in Section 14.6(c)(ii);

“Participating Member State” shall mean any member state of the European Union that adopts or has adopted the Euro as its lawful currency in accordance with legislation of the European Union relating to economic and monetary union;

“Patriot Act” shall have the meaning provided in Section 14.18;

“Payment Conditions” shall mean, at the time of determination with respect to a specified transaction or payment, that (a) no Specified Default then exists or would arise as a result of the entering into of such transaction or the making of such payment, (b) after giving effect to such transaction or payment, the Pro Forma Availability Condition has been satisfied, and (c) prior to undertaking any such transaction or payment which is subject to the Payment Conditions in excess of $5,000,000 (or on such later date as the Administrative Agent may agree), the Borrower Representative shall deliver to the Administrative Agent a certificate of an Authorized Officer of the Borrower Representative confirming clause (a) and evidence reasonably satisfactory to the Administrative Agent of satisfaction of the condition in clause (b) above; provided that (x) with respect to any such transaction or payment which is subject to the Payment Conditions less than $5,000,000 such evidence may be delivered by the Borrower Representative to the Administrative Agent promptly after consummation thereof and (y) with respect to any such transaction or payment which is subject to the Payment Conditions less than $1,000,000 such evidence need not be delivered;

“PBGC” shall mean the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions;

“Permitted Acquisition” shall have the meaning provided in clause (c) of the definition of Permitted Investments;

“Permitted Asset Swap” shall mean the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between CGI Borrower or a Restricted Subsidiary and another Person;

“Permitted Discretion” shall mean a determination made by the Administrative Agent in good faith in the exercise of its reasonable (from the perspective of a secured asset-based lender) business judgment;

“Permitted Equity Issuance” means any sale or issuance of any Capital Stock (other than Disqualified Stock) of CGI Borrower to the extent permitted hereunder (including any capital contribution);

“Permitted Holder” shall mean any of (i) the Sponsor, the Sponsor’s respective Affiliates, the Management Equityholders and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, the Sponsor, the Sponsor’s respective Affiliates and the Management Equityholders, collectively, have beneficial ownership of more than 50.0% of the aggregate ordinary voting power of the outstanding Voting Stock of Holdings or any other direct or indirect parent company of Holdings and (ii) any direct or indirect parent company of CGI Borrower not formed in connection with, or in contemplation of, a transaction (other than the Transactions) that, assuming such parent was not formed, after giving effect thereto would constitute a Change of Control;

“Permitted Investments” shall mean:

(a)	any Investment in CGI Borrower or any Restricted Subsidiary;

(b)	any Investment in cash, Cash Equivalents, or Investment Grade Securities at the time such Investment is made;

(c)

any Investment by CGI Borrower or any Restricted Subsidiary in a Person that is engaged in a Similar Business if as a result of such Investment under this clause (c) (each, a “Permitted Acquisition”), (x) on the date the definitive agreement for such Permitted Acquisition is executed, after giving Pro Forma Effect to such Permitted Acquisition as if it occurred on such signing date, no Event of Default shall have occurred and be continuing, (y) (1) such Person becomes a Guarantor hereunder or (2) such Person, in one transaction or a series of related transactions, is merged, consolidated, or amalgamated with or into, or transfers or conveys all or substantially all of its assets, or transfers or conveys assets constituting a business unit, line of business or division of such Person, to, or is liquidated into, CGI Borrower or a Restricted Subsidiary that is a Guarantor hereunder, failing which the Payment Conditions are satisfied immediately after giving effect to such Permitted Acquisition on a Pro Forma Basis and (z)(1) such Person becomes a Restricted Subsidiary or (2) such Person, in one transaction or a series of related transactions, is merged, consolidated, or amalgamated with or into, or transfers or conveys all or substantially all of its assets, or transfers or conveys assets constituting a business unit, line of business or division of such Person, to, or is liquidated into, CGI Borrower or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, amalgamation, consolidation, or transfer;

(d)

any Investment in securities or other assets not constituting cash, Cash Equivalents, or Investment Grade Securities and received in connection with an Asset Sale made pursuant to Section 11.4 or any other disposition of assets not constituting an Asset Sale;

(e)

(i) any Investment existing or contemplated on the Fourth Closing Date and, in each case, listed on Schedule 11.5 and (ii) Investments consisting of any modification, replacement, renewal, reinvestment, or extension of any such Investment; provided that the amount of any such Investment is not increased from the amount of such Investment on the Fourth Closing Date except (x) pursuant to the terms of such Investment (including in respect of any unused commitment), plus any accrued but unpaid interest (including any portion thereof which is payable in kind in accordance with the terms of such modified, extended, renewed, or replaced Investment) and premium payable by the terms of such Investment thereon and fees and expenses associated therewith as in existence on the Fourth Closing Date and/or (y) as permitted under Section 11.5 or any other clause of this definition of Permitted Investments;

(f)

any Investment acquired by CGI Borrower or any Restricted Subsidiary (i) in exchange for any other Investment or accounts receivable held by CGI Borrower or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization, or recapitalization, or settlement of delinquent accounts or disputes with or judgments against, the issuer of such original Investment or accounts receivable, (ii) as a result of a foreclosure by CGI Borrower or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default or (iii) as a result of the settlement, compromise or resolution of litigation, arbitration or other disputes with Persons who are not Affiliates;

(g)	Bank Products, Hedging Obligations permitted under Section 11.1(i) and Cash Management Services;

(h)

any Investment in a Similar Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (h) that are at that time outstanding, not to exceed the greater of (i) $12,000,000 and (ii) 25.0% of Consolidated EBITDA of CGI Borrower for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (h) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (a) above and shall cease to have been made pursuant to this clause (h) for so long as such Person continues to be a Restricted Subsidiary;

(i)

Investments the payment for which consists of Equity Interests of CGI Borrower or any direct or indirect parent company of CGI Borrower (exclusive of Disqualified Stock); provided that such Equity Interests are not used as a Cure Amount, and are not used to incur Indebtedness permitted by Section 11.1 or to make any Restricted Payment permitted by Section 11.5(b);

(j)	guarantees of Indebtedness permitted under Section 11.1 and Investments resulting from, or constituting, Liens permitted under Section 11.2;

(k)	any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of Section 11.10 (other than Section 11.10(b));

(l)	Investments consisting of purchases and acquisitions of inventory, supplies, material, equipment, or other similar assets, or of services, in the ordinary course of business;

(m)

additional Investments having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (m) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of, or have not been subsequently sold or transferred for, cash or marketable securities), not to exceed the greater of (i) $9,000,000 and (ii) 20.0% of Consolidated EBITDA of CGI Borrower for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (m) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (a) above and shall cease to have been made pursuant to this clause (m) for so long as such Person continues to be a Restricted Subsidiary;

(n)

loans and advances to, or guarantees of Indebtedness of, officers, directors, managers and employees in an aggregate principal amount at any time outstanding under this clause (n) not in excess of the greater of (i) $3,000,000 and (ii) 7.5% of Consolidated EBITDA of CGI Borrower for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of such Investment;

(o)

(i) loans and advances to officers, directors, managers, and employees for business-related travel expenses, payroll advances, moving expenses, and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of CGI Borrower or any direct or indirect parent company thereof and (ii) promissory notes received from equityholders of CGI Borrower, any direct or indirect parent company of CGI Borrower or any Subsidiary in connection with the exercise of stock or other options in respect of the Equity Interests of CGI Borrower, any direct or indirect parent company of CGI Borrower and the Subsidiaries;

(p)	Investments consisting of extensions of trade credit in the ordinary course of business;

(q)

Investments in the ordinary course of business consisting of Uniform Commercial Code Article 3 endorsements for collection or deposit and Uniform Commercial Code Article 4 customary trade arrangements with customers consistent with past practices;

(r)	non-cash Investments in connection with Permitted Reorganizations;

(s)	the licensing and contribution of Intellectual Property in the ordinary course of business;

(t)

Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

(u)

guarantees by CGI Borrower or any of its Restricted Subsidiaries of leases (other than Capital Leases) or of other obligations of CGI Borrower or any Restricted Subsidiary that do not constitute Indebtedness, in each case entered into in the ordinary course of business; and

(v)	any Investment to the extent at the time such Investment is made, the Payment Conditions have been satisfied on a Pro Forma Basis;

“Permitted Liens” shall mean, with respect to any Person:

(a)

pledges or deposits by such Person under workmen’s compensation laws, health, disability or unemployment insurance laws, other employee benefit legislation, unemployment insurance legislation and similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness), leases or other obligations of a like nature to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety, stay, customs, performance or appeal bonds to which such Person is a party, or deposits as security for the payment of rent or deposits made to secure obligations arising from contractual or warranty refunds, in each case incurred in the ordinary course of business or consistent with past practice or industry practice;

(b)

(1) Liens imposed by statutory or common law, such as carriers’, warehousemen’s, materialmen’s, landlord’s, construction contractor’s, repairmen’s, and mechanics’ Liens and (2) customary Liens (other than in respect of borrowed money) in favor of landlords, so long as, in the cases of clauses (1) and (2), such Liens only secure sums not overdue for a period of more than 60 days or sums being contested in good faith by appropriate actions and (3) other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other actions for review; provided, in the case of clauses (1) through (3), adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS;

(c)

Liens for taxes, assessments, or other governmental charges not yet overdue for a period of more than 60 days or which are being contested in good faith by appropriate actions diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS or are not required to be paid pursuant to Section 9.11, or for property taxes on property CGI Borrower or one of its Subsidiaries has determined to abandon if the sole recourse for such tax, assessment, charge, levy, or claim is to such property;

(d)

Liens in favor of issuers of performance, surety, bid, indemnity, warranty, release, appeal, or similar bonds or with respect to other regulatory requirements or letters of credit or banker’s acceptances issued, and completion guarantees provided for, in each case pursuant to the request of and for the account of such Person in the ordinary course of its business;

(e)

minor survey exceptions, minor encumbrances, ground leases, easements, or reservations of, or rights of others for, licenses, rights-of-way, servitudes, sewers, electric lines, drains, telegraph and telephone and cable television lines, gas and oil pipelines, and other similar purposes, or zoning, building codes, or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person, and Liens disclosed as exceptions to coverage in the final title policies and endorsements issued to the Administrative Agent with respect to any Mortgaged Properties;

(f)

Liens securing Indebtedness and obligations (and any guarantees in respect thereof) permitted to be incurred pursuant to clause (a), (c), k(ii) (m), (q), or (u) (so long as such Liens securing Indebtedness or obligations (or any guarantees in respect thereof) of any Person that is both a Credit Party under this Agreement and a Credit Party under, and as defined in, the Term Loan Credit Documents are subject to the ABL/Term Loan Intercreditor Agreement) of Section 11.1 or Indebtedness permitted pursuant to the first paragraph of Section 11.1; provided that, (i) in the case of clause (c) of Section 11.1, such Lien may not extend to any property or equipment (or assets affixed or appurtenant thereto) other than the property or equipment being financed or refinanced under such clause (c) of Section 11.1, replacements of such property, equipment or assets, and additions and accessions and in the case of multiple financings of equipment provided by any lender, other equipment financed by such lender; (ii) in the case of clause (q) of Section 11.1, such Lien may not extend to any assets other than the assets owned by the Restricted Subsidiaries that are not Guarantors incurring such Indebtedness, and (iii) in the case of any such Indebtedness for borrowed money incurred pursuant to the first paragraph of Section 11.1 or Section 11.1(k)(ii) that is secured by a Lien on the ABL Priority Collateral, such Liens are subordinated to the Liens on the ABL Priority Collateral securing the Obligations pursuant to, or in a manner substantially consistent with, the ABL/Term Loan Intercreditor Agreement;

(g)

subject to Section 10.14, other than with respect to Mortgaged Property (if any), Liens existing on the Closing Date that (i) secure Indebtedness or other obligations not in excess of (x) $2,750,000 individually or (y) $5,000,000 in the aggregate (when taken together with all other Liens securing obligations outstanding in reliance on this clause (g)(i)(y)) or (ii) are set forth on Schedule 11.2 (including, in the case of each of the foregoing clauses (i) and (ii), any modifications, replacements, renewals, refinancings or extensions of the Indebtedness or other obligations secured by such Liens); provided, that none of the Liens that secure Indebtedness referred to in clause (i) above shall constitute a Lien on any ABL Priority Collateral;

(h)

Liens on property or Equity Interests of a Person at the time such Person becomes a Subsidiary; provided such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by CGI Borrower or any Restricted Subsidiary (other than, with respect to such Person, any replacements of such property or assets and additions and accessions thereto, after-acquired property subject to a Lien securing Indebtedness and other obligations incurred prior to such time and which Indebtedness and other obligations are permitted hereunder that require, pursuant to their terms at such time, a pledge of after-acquired property of such Person, and the proceeds and the products thereof and customary security deposits in respect thereof and in the case of multiple financings of equipment provided by any lender, other equipment financed by such lender, it being understood that such requirement shall not be permitted to apply to any property to which such requirement would not have applied but for such acquisition);

(i)

Liens on property at the time CGI Borrower or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger, consolidation or amalgamation with or into CGI Borrower or any Restricted Subsidiary or the designation of an Unrestricted Subsidiary as a Restricted Subsidiary; provided that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition, merger, consolidation, amalgamation or designation; provided, further, however, that such Liens may not extend to any other property owned by CGI Borrower or any Restricted Subsidiary (other than, with respect to such property, any replacements of such property or assets and additions and accessions thereto, after-acquired property subject to a Lien securing Indebtedness and other obligations incurred prior to such time and which Indebtedness and other obligations are permitted hereunder that require, pursuant to their terms at such time, a pledge of after-acquired property, and the proceeds and the products thereof and customary security deposits in respect thereof and in the case of multiple financings of equipment provided by any lender, other equipment financed by such lender, it being understood that such requirement shall not be permitted to apply to any property to which such requirement would not have applied but for such acquisition);

(j)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to CGI Borrower or any Restricted Subsidiary permitted to be incurred in accordance with Section 11.1;

(k)

Liens securing Hedging Obligations, Cash Management Services and Bank Products permitted hereunder (including, for the avoidance of doubt, Secured Bank Product Obligations, Secured Cash Management Obligations and Secured Hedge Obligations), in each case, both as defined under this Agreement and as defined under any Term Loan Credit Document;

(l)

Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of banker’s acceptances, bank guarantee or letters of credit issued or created for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

(m)

leases, franchises, grants, subleases, licenses, sublicenses, covenants not to sue, releases, consents and other forms of license (including of Intellectual Property) granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of CGI Borrower or any Restricted Subsidiary and do not secure any Indebtedness;

(n)

Liens arising from Uniform Commercial Code, PPSA or any similar financing statement filings (or similar public filings in other applicable jurisdictions) regarding operating leases or consignments entered into by CGI Borrower or any Restricted Subsidiary in the ordinary course of business;

(o)	Liens in favor of a Borrower or any Guarantor;

(p)

Liens or rights of set-off against credit balances of CGI Borrower or any of the Restricted Subsidiaries with credit card issuers or credit card processors or amounts owing by such credit card issuers or credit card processors to CGI Borrower or any of its Restricted Subsidiaries in the ordinary course of business to secure the obligations of CGI Borrower or any of its Subsidiaries to the credit card issuers or credit card processors as a result of fees and charges;

(q)

Liens to secure any refinancing, refunding, extension, renewal, or replacement (or successive refinancing, refunding, extensions, renewals, or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in this clause (q) and clauses (f), (g), (h), (i), (j), (o) and (pp) of this definition of Permitted Liens; provided that (i) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property, replacements of such property, additions and accessions thereto, after acquired property and the proceeds and the products of the foregoing and customary security deposits in respect thereof and, in the case of multiple financings of equipment provided by any lender, other equipment financed by such lender), (ii) the aggregate principal amount of the Indebtedness that was originally secured by such Lien under any of clauses (f), (g), (h), (i), (j), and (o) of this definition of Permitted Liens is not increased to an amount greater than the sum of the aggregate outstanding principal amount (plus the amount of any unused commitments thereunder) of the Indebtedness being refinanced, refunded, extended, renewed, or replaced, plus accrued interest, fees, defeasance costs and premium (including call and tender premiums) if any, under such refinanced Indebtedness, plus underwriting discounts, fees, commissions and expenses (including original issue discount, upfront fees and similar items) in connection with the refinancing of such Indebtedness and the incurrence or issuance of such refinancing Indebtedness, and (iii) in the case of any such Lien on the ABL Priority Collateral, such Lien is subordinated to the Liens securing the Obligations at least to the same extent as the Indebtedness being refinanced, refunded, extended, renewed, or replaced;

(r)

deposits made or other security provided to secure liabilities to insurance carriers under insurance or self-insurance arrangements, including Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto, in the ordinary course of business;

(s)

other Liens securing obligations which do not exceed the greater of (i) $25,000,000 and (ii) 50.0% of Consolidated EBITDA of CGI Borrower for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of the incurrence of such Lien; provided, that in the case of any such Lien securing Indebtedness for borrowed money on the ABL Priority Collateral, such Liens are subordinated to the Liens on the ABL Priority Collateral securing the Obligations pursuant to, or in a manner consistent with, the ABL/Term Loan Intercreditor Agreement;

(t)	Liens securing judgments for the payment of money not constituting an Event of Default under Section 12.11;

(u)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(v)

Liens (i) of a collection bank arising under Section 4-208 of the New York Uniform Commercial Code or any comparable or successor provision on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business and (iii) in favor of banking or other financial institutions or other electronic payment service providers arising as a matter of law or customary contract encumbering deposits, including deposits in “pooled deposit” or “sweep” accounts (including the right of set-off) and which are within the general parameters customary in the banking or finance industry;

(w)

Liens deemed to exist in connection with Investments in repurchase agreements permitted under Section 11.5; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(x)	Liens that are contractual rights of set-off relating to purchase orders and other agreements entered into by a Borrower or any of the Restricted Subsidiaries in the ordinary course of business;

(y)

Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(z)

Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of CGI Borrower or any of the Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of CGI Borrower and the Restricted Subsidiaries, or (iii) relating to purchase orders and other agreements entered into by CGI Borrower or any of the Restricted Subsidiaries in the ordinary course of business;

(aa)

Liens (i) on any cash earnest money deposits made by CGI Borrower or any of the Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted under this Agreement, (ii) on other cash advances in favor of the seller of any property to be acquired in an Investment or other acquisition permitted hereunder to be applied against the purchase price for such Investment or other acquisition or (iii) consisting of an agreement to dispose of any property pursuant to a disposition permitted hereunder (or reasonably expected to be so permitted by CGI Borrower at the time such Lien was granted);

(bb)

rights reserved or vested in any Person by the terms of any lease, license, franchise, grant, or permit held by CGI Borrower or any of the Restricted Subsidiaries or by a statutory provision, to terminate any such lease, license, franchise, grant, or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(cc)	restrictive covenants affecting the use to which real property may be put; provided that the covenants are complied with;

(dd)

security given to a public utility or any municipality or governmental authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of business;

(ee)	zoning by-laws and other land use restrictions, including, without limitation, site plan agreements, development agreements, and contract zoning agreements;

(ff)

Liens arising out of conditional sale, title retention/retention of title arrangement, consignment, or similar arrangements for sale of goods entered into by CGI Borrower or any Restricted Subsidiary in the ordinary course of business;

(gg)	Liens arising under the Security Documents;

(hh)	Liens on goods purchased in the ordinary course of business the purchase price of which is financed by a documentary letter of credit issued for the account of CGI Borrower or any of its Subsidiaries;

(ii)

(i) Liens on Equity Interests in joint ventures; provided that any such Lien is in favor of a creditor of such joint venture and such creditor is not an Affiliate of any partner to such joint venture and (ii) purchase options, call, and similar rights of, and restrictions for the benefit of, a third party with respect to Equity Interests held by CGI Borrower or any Restricted Subsidiary in joint ventures;

(jj)

Liens on cash and Cash Equivalents that are earmarked to be used to satisfy or discharge Indebtedness; provided (i) such cash and/or Cash Equivalents are deposited into an account from which payment is to be made, directly or indirectly, to the Person or Persons holding the Indebtedness that is to be satisfied or discharged, (ii) such Liens extend solely to the account in which such cash and/or Cash Equivalents are deposited and are solely in favor of the Person or Persons holding the Indebtedness (or any agent or trustee for such Person or Persons) that is to be satisfied or discharged, and (iii) the satisfaction or discharge of such Indebtedness is expressly permitted hereunder;

(kk)	with respect to any Foreign Subsidiary, other Liens and privileges arising mandatorily by any Requirement of Law;

(ll)

purported Liens (other than Liens securing Indebtedness for borrowed money) evidenced by the filing of precautionary Uniform Commercial Code or PPSA (or equivalent statutes) financing statements or similar public filings;

(mm)	Liens on Equity Interests of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(nn)

any Lien over bank accounts held in The Netherlands arising under clause 24 or clause 25 of the general terms and conditions (algemene bankvoorwaarden) of Dutch Bankers’ Association (Nederlandse Vereniging van Banken) and the Consumers Union (Consumentenbond) or arising under equivalent clauses in other general terms and conditions used by, or arrangement with, a bank to substantially the same effect;

(oo)

Liens on property of any Restricted Subsidiary that is not a Credit Party, which Liens secure Indebtedness permitted under Section 11.1 (or other obligations not constituting Indebtedness) of any Restricted Subsidiary that is not a Credit Party;

(pp)

additional Liens, so long as (i)(x) with respect to Indebtedness that is secured on a first lien basis by the Term Priority Collateral and a junior lien basis by the ABL Priority Collateral (without regard to control of remedies), immediately after the incurrence thereof, on a Pro Forma Basis, the First Lien Net Leverage Ratio is no greater than 5.00 to 1.00 as of the most recently ended Test Period and (y) with respect to Indebtedness that is secured by Liens (I) on the ABL Priority Collateral that are junior in right of security to the Liens on the ABL Priority Collateral securing the Obligations and (II) on the Term Priority Collateral that are junior in right of security to the Liens on the Term Priority Collateral securing other Indebtedness that is secured by the Term Priority Collateral on a first lien basis, immediately after the incurrence thereof, on a Pro Forma Basis, the Total Net Leverage Ratio is no greater than 6.00 to 1.00 as of the most recently ended Test Period and (ii) the holder(s) of such Liens (or a representative thereof) shall have entered into the ABL/Term Loan Intercreditor Agreement; provided that any cash proceeds of any new Indebtedness then being incurred shall not be netted from the numerator in the First Lien Net Leverage Ratio or Total Net Leverage Ratio, as applicable, for purposes of calculating the First Lien Net Leverage Ratio or Total Net Leverage Ratio, as applicable, under this clause (pp) for purposes of determining whether such Liens can be incurred;

For purposes of this definition, the term Indebtedness shall be deemed to include interest, premiums (if any), fees, expenses and other obligations on such Indebtedness. For all purposes under this Agreement and the other Credit Documents, references to any “Permitted Lien” shall include reference to Liens permitted under Section 11.2(a)(ii);

“Permitted Reorganization” shall mean re-organizations and other activities related to tax planning and re-organization, so long as, after giving effect thereto, the security interest of the Lenders in the Collateral, taken as a whole, is not materially impaired;

“Permitted Sale Leaseback” shall mean any Sale Leaseback consummated by CGI Borrower or any of the Restricted Subsidiaries after the Closing Date; provided that any such Sale Leaseback not between CGI Borrower and a Restricted Subsidiary or between Restricted Subsidiaries is consummated for fair value as determined at the time of consummation in good faith by (i) CGI Borrower or such Restricted Subsidiary or (ii) in the case of any Sale Leaseback (or series of related Sale Leasebacks) the aggregate proceeds of which exceed the greater of (a) $15,000,000 and (b) 30.0% of Consolidated EBITDA of CGI Borrower for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of the consummation of such Sale Leaseback, the board of directors (or analogous governing body) of CGI Borrower or such Restricted Subsidiary (which such determination may take into account any retained interest or other Investment of CGI Borrower or such Restricted Subsidiary in connection with, and any other material economic terms of, such Sale Leaseback);

“Permitted Term Loans” shall have the meaning provided in Section 11.1(u);

“Person” shall mean any individual, partnership, joint venture, firm, corporation, limited liability company, unlimited liability company, association, trust, or other enterprise or any Governmental Authority;

“Plan” shall mean, in respect of the U.S. Credit Parties, other than any Multiemployer Plan, any employee benefit plan (as defined in and subject to Section 3(3) of ERISA), including any employee welfare benefit plan (as defined in and subject to Section 3(1) of ERISA), any employee pension benefit plan (as defined in and subject to Section 3(2) of ERISA), and any plan which is both an employee welfare benefit plan and an employee pension benefit plan, and in respect of which any Credit Party or ERISA Affiliate is (or, if such Plan were terminated, would under Section 4062 or Section 4069 of ERISA be reasonably likely to be deemed to be) an “employer” as defined in Section 3(5) of ERISA;

“Platform” shall have the meaning provided in Section 14.17(a);

“Pledged Collateral” shall mean all Capital Stock in Material Subsidiaries directly held by a Borrower or any Guarantor, including all the Capital Stock of the Swiss Borrower;

“Pounds Sterling” or “£” shall mean British Pounds Sterling or any successor currency in the United Kingdom;

“PP&E Collateral” shall mean all present and after acquired Real Estate owned in fee simple and equipment of the Credit Parties;

“PPSA” shall mean the Personal Property Security Act (Ontario) as in effect from time to time; provided, however, that, if by reason of mandatory provisions of law, perfection, or the effect of perfection or non-perfection, of a security interest in any Collateral or the availability of any remedy hereunder is governed by the personal property security laws as in effect in a Canadian jurisdiction other than Ontario, “PPSA” shall mean the personal property security laws (including the Civil Code of Quebec) as in effect in such other jurisdiction from time to time for purposes of the provisions hereof relating to such perfection or effect of perfection or non-perfection or availability of such remedy, as the case may be;

“Previous Holdings” shall have the meaning provided in the definition of Holdings;

“primary obligor” shall have the meaning provided such term in the definition of Contingent Obligations;

“Prime Rate” means, for any day, the rate of interest per annum equal to the greater of (i) the per annum rate of interest quoted or established as the “prime rate” of the Administrative Agent which it quotes or establishes for such day as its reference rate of interest in order to determine interest rates for commercial loans in Dollars in Canada to its Canadian borrowers; and (ii) the rate of interest per annum equal to the arithmetic average of the discount rates for Banker’s Acceptances having a one month term, displayed and identified as such on the display referred to as the “CDOR Page” (or any display substituted therefor) of Reuter Monitor Money Rates Service as at or about 10:00 a.m. (Toronto time), plus 100 basis points; provided that the Prime Rate shall be no less than 0%;

“Prime Rate Loan” means a Loan in Dollars made by the Lenders to a Borrower with respect to which such Borrower has specified that interest is to be calculated by reference to the Prime Rate or is deemed to be calculated by reference to the Prime Rate;

“Priority Payable Reserves” shall mean the Canadian Priority Payable Reserves, UK Priority Payable Reserves, Dutch Priority Payable Reserves and Swiss Priority Payable Reserves and without duplication of any other Borrowing Base Reserves with respect to any Borrowing Base Party, such reserves as the Administrative Agent from time to time determines in its Permitted Discretion as being appropriate to reflect any amounts of any claims against the Collateral of any other Borrowing Base Party included in the Borrowing Base and, commencing with the Sixth Closing Date and until and excluding the FILO Credit Termination Date, the FILO Borrowing Base, as applicable, and located in any Relevant Jurisdiction not listed on Schedule 9.1, choate or inchoate, (whether unsecured or secured by any Liens against the Collateral and including by way of retention of title) which rank or are capable of ranking in priority to, or pari passu with, the Liens of the Administrative Agent and/or any amounts which may represent costs relating to the enforcement of the Liens of the Administrative Agent on the Collateral of any other Borrowing Base Party included in the Borrowing Base or the FILO Borrowing Base, as applicable;

“Pro Forma Availability” shall mean, for any date of calculation with respect to any transaction or payment, Excess Availability after giving effect to such transaction or payment on Pro Forma Basis;

“Pro Forma Availability Condition” shall mean, for any date of calculation with respect to any transaction or payment, that either (i)(a) the (x) Pro Forma Availability on such date and (y) average daily Excess Availability for a period of thirty (30) consecutive days immediately preceding such transaction or payment on a Pro Forma Basis is greater than or equal to the greater of (x) $10,000,000 and (y) 15% of the Line Cap, and (b) the Fixed Charge Coverage Ratio for the most recently ended Test Period, after giving effect to such transaction or payment on a Pro Forma Basis, is no less than 1.00:1.00 or (ii) the (x) Pro Forma Availability on such date and (y) average daily Excess Availability for a period of thirty (30) consecutive days immediately preceding such transaction or payment on a Pro Forma Basis is greater than the greater of (x) $10,000,000 and (y) 20% of the Line Cap;

“Pro Forma Basis,” “Pro Forma Compliance,” and “Pro Forma Effect” shall mean, with respect to compliance with any test or covenant or calculation of any ratio hereunder, the determination or calculation of such test, covenant or ratio (including in connection with Specified Transactions) in accordance with Section 1.12;

“Prohibited Transaction” shall have the meaning assigned to such term in Section 406 of ERISA and Section 4975(c) of the Code;

“Projections” shall have the meaning provided in Section 10.1(d);

“Protective Advances” shall have the meaning set forth in Section 2.1(e);

“Public Company Costs” shall mean costs relating to compliance with the provisions of Canadian Securities Laws, the Sarbanes-Oxley Act of 2002, the Securities Act of 1933, and the Exchange Act, as applicable to companies with equity or debt securities held by the public, the rules of national securities exchange companies with listed equity or debt securities, directors’ or managers’ compensation, fees and expense reimbursement, costs relating to investor relations, shareholder meetings and reports to shareholders or debtholders, directors’ and officers’ insurance and other executive costs, legal and other professional fees, listing fees and other expenses arising out of or incidental to an entity’s status as a reporting company;

“Qualified Proceeds” shall mean assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business;

“Qualified Stock” of any Person shall mean Capital Stock of such Person other than Disqualified Stock of such Person;

“Qualifying Bank” means:

(a)	any bank as defined in the Swiss Federal Code for Banks and Savings Banks dated 8 November 1934 (Bundesgesetz über die Banken und Sparkassen); or

(b)

a Person which effectively conducts banking activities with its own infrastructure and staff as its principal purpose and which has a banking license in full force and effect issued in accordance with the banking laws in force in its jurisdiction of incorporation, or if acting through a branch, issued in accordance with the banking laws in the jurisdiction of such branch, all and in each case within the meaning of the Guidelines;

“Rate Fixing Day” means the second TARGET Day before the first day of an Interest Period for a Loan denominated in Euro;

“Real Estate” shall have the meaning provided in Section 10.1(g);

“Receivables Advance Rate” shall mean:

(a)

with respect to the “Receivables Advance Rate” under the CGI Borrowing Base and the Swiss Borrowing Base, (i) ninety percent (90%) in respect of Credit Enhanced Eligible Trade Receivables and (ii) otherwise, eighty-five percent (85%); and

(b)	with respect to the “Receivables Advance Rate” under the FILO CGI Borrowing Base and the FILO Swiss Borrowing Base, one hundred percent (100%);

“Receivables Reserves” shall mean, without duplication of any other Borrowing Base Reserves or items that are otherwise addressed or excluded through eligibility criteria, such Borrowing Base Reserves as may be established from time to time by the Administrative Agent in its Permitted Discretion with respect to the determination of the collectability in the ordinary course of Eligible Trade Receivables;

“Reference Banks” means the principal offices of Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank, Bank of Montreal and Goldman Sachs Bank USA or such other banks as may be appointed by the Administrative Agent in consultation with the Borrowers and with the prior written approval of the bank or financial institution which shall act as Reference Bank;

“Refinancing Indebtedness” shall have the meaning provided in Section 11.1(l);

“Refunding Capital Stock” shall have the meaning provided in Section 11.5(b)(ii);

“Register” shall have the meaning provided in Section 14.6(b)(iv);

“Regulation T” shall mean Regulation T of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements;

“Regulation U” shall mean Regulation U of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements;

“Regulation X” shall mean Regulation X of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements;

“Reimbursement Date” shall have the meaning provided in Section 3.4(a);

“Reimbursement Obligations” shall mean the Borrowers’ obligations to reimburse Unpaid Drawings pursuant to Section 3.4(a);

“Related Business Assets” shall mean assets (other than cash or Cash Equivalents) used or useful in a Similar Business; provided that any assets received by CGI Borrower or the Restricted Subsidiaries in exchange for assets transferred by CGI Borrower or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary;

“Related Fund” shall mean, with respect to any Lender that is a Fund, any other Fund that is advised or managed by (a) such Lender, (b) an Affiliate or branch of such Lender or (c) an entity or an Affiliate of such entity that administers, advises or manages such Lender;

“Related Parties” shall mean, with respect to any specified Person, such Person’s Affiliates and the directors, officers, employees, agents, trustees, and advisors of such Person and any Person that possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise;

“Release” shall mean any release, spill, emission, discharge, disposal, escaping, leaking, pumping, pouring, dumping, emptying, injection, or leaching into the environment;

“Relevant Jurisdiction” shall mean, from time to time, Canada, any province or territory of Canada, the United States or any state thereof, the United Kingdom, Switzerland, and solely to the extent Collateral included in the Borrowing Base and, prior to the FILO Credit Termination Date, the FILO Borrowing Base is located in such jurisdictions, The Netherlands, Belgium and any other jurisdiction requested by the Borrower Representative and consented to by the Administrative Agent (such consent not to be unreasonably withheld, conditioned or delayed);

“Reorganization” shall mean, with respect to any Multiemployer Plan, the condition that such plan is in reorganization within the meaning of Section 4241 of ERISA;

“Reportable Event” shall mean any “reportable event”, as defined in Section 4043(c) of ERISA or the regulations issued thereunder, with respect to a U.S. Pension Plan (other than a U.S. Pension Plan maintained by an ERISA Affiliate that is considered an ERISA Affiliate only pursuant to subsection (m) or (o) of Section 414 of the Code), other than those events as to which notice is waived pursuant to PBGC regulations or other applicable guidance;

“Required Facility Lenders” shall mean, at any date, with respect to one or more Credit Facilities, Non-Defaulting Lenders holding a majority of the Commitments in respect of such Credit Facility or Credit Facilities at such date (excluding any Commitments of Defaulting Lenders under such Credit Facility or Credit Facilities) (or, if the applicable Commitments have been terminated at such time, a majority of the aggregate Revolving Credit Exposure of all Lenders (excluding Revolving Credit Exposure of Defaulting Lenders under such Credit Facility or Credit Facilities at such time) under such Credit Facility or Credit Facilities at such time);

“Required Lenders” shall mean, at any date, Non-Defaulting Lenders holding a majority of the Adjusted Total Revolving Credit Commitment at such date (or, if the Total Revolving Credit Commitment has been terminated at such time, a majority of the aggregate Revolving Credit Exposure of all Lenders (excluding Revolving Credit Exposure of Defaulting Lenders) at such time);

“Requirement of Law” shall mean, as to any Person, the certificate of incorporation and by-laws or other organizational or governing documents of such Person, and any law, treaty, rule, or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or assets or to which such Person or any of its property or assets is subject;

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority;

“Restricted Account” shall mean any DDA maintained by a Borrowing Base Party with any Lender, the terms of which shall provide that no funds may be withdrawn unless the Borrower Representative has delivered to the Administrative Agent an updated Borrowing Base Certificate giving Pro Forma Effect to such withdrawal;

“Restricted Investment” shall mean an Investment other than a Permitted Investment;

“Restricted Payments” shall have the meaning provided in Section 11.5(a);

“Restricted Persons” shall have the meaning provided in Section 14.16;

“Restricted Subsidiary” shall mean any Subsidiary of CGI Borrower other than an Unrestricted Subsidiary;

“Retired Capital Stock” shall have the meaning provided in Section 11.5(b)(ii);

“Revolving Credit Commitment” shall mean, as to each Lender, its obligation to make Revolving Credit Loans to the Borrowers pursuant to Section 2.1(a), in an aggregate principal amount at any one time outstanding not to exceed the amount set forth, and opposite such Lender’s name on Schedule 1.1(a) under the caption Revolving Credit Commitment (Peak Season) during the period from June 1 through November 30 in each calendar year and otherwise the amount under the caption Revolving Credit Commitment or in the Assignment and Acceptance pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement (including Section 2.14 and Section 2.15). The aggregate Revolving Credit Commitment of all Lenders on the Sixth Closing Date shall be $417,500,000, in each case, as such amount may be adjusted from time to time in accordance with the terms of this Agreement, including pursuant to Section 2.20 in connection with each increase in the Revolving Credit Commitments upon each FILO Credit Commitment Conversion;

“Revolving Credit Commitment Percentage” shall mean at any time, for each Lender, the percentage obtained by dividing (i) such Lender’s Commitments (or, to the extent referring to any single Class of Commitments, such Lender’s Commitments in respect of such Class) at such time by (ii) the amount of the Total Revolving Credit Commitments (or, to the extent referring to any single Class of Commitments, the aggregate Commitments of all Lenders in respect of such Class) at such time; provided that at any time when the Total Revolving Credit Commitments (or, to the extent referring to any single Class of Commitments, the aggregate Commitments in respect of such Class) shall have been terminated, each Lender’s Revolving Credit Commitment Percentage shall be the percentage obtained by dividing (a) such Lender’s Revolving Credit Exposure (or, to the extent referring to any single Class of Revolving Loans, such Lender’s Revolving Credit Exposure in respect of such Class) at such time by (b) the Revolving Credit Exposure of all Lenders at such time (or, to the extent referring to any single Class of Revolving Loans, the Revolving Credit Exposure of all Lender’s in respect of such Class);

“Revolving Credit Exposure” shall mean, with respect to any Lender at any time, the sum of (i) the aggregate amount in Dollars and the Equivalent Amount in Dollars of an amount in any other currency of the principal amount of Revolving Loans of such Lender then outstanding (or, to the extent referring to any single Class of Revolving Loans, the aggregate amount in Dollars and the Equivalent Amount in Dollars of an amount in any other currency of the principal amount of Revolving Loans of such Class of such Lender then outstanding), (ii) such Lender’s Letter of Credit Exposure at such time (if any), and (iii) such Lender’s Revolving Credit Commitment Percentage (if any) of the aggregate principal amount of all outstanding Swingline Loans at such time;

“Revolving Credit Line Cap” shall mean, at any time of determination, the lesser of (i) the Revolving Credit Commitments and (ii) the Borrowing Base;

“Revolving Credit Loan” shall have the meaning provided in Section 2.1(a);

“Revolving Credit Loan Excess Availability” shall mean, at any time, an amount equal to:

(a)	the Revolving Credit Line Cap (without adding Eligible Cash in the calculation of the Borrowing Base for purposes of determining the Line Cap under this clause (a)), plus

(b)	cash and Cash Equivalents on deposit in any Blocked Account, plus

(c)

the sum of (x) the amount, if any, by which the Borrowing Base (without (i) adding Eligible Cash in the calculation of the Borrowing Base for purposes of this clause (c) and (ii) if applicable, without subtracting the FILO Push-Down Amount under clause (h) of the CGI Borrowing Base for purposes of this clause (c)) exceeds the aggregate Revolving Credit Commitment, if any, in effect at such time, minus

(d)	the aggregate amount of the Lenders’ Revolving Credit Exposure in respect of the Revolving Credit Commitments and Revolving Credit Loans;

“Revolving Credit Maturity Date” shall mean the earlier of (i) June 3, 2024 and (ii) the date that is six months prior to the maturity date of the Term Loan Credit Facility, or, in each case, if such date is not a Business Day, the next preceding Business Day;

“Revolving Credit Termination Date” shall mean the date on which the Revolving Credit Commitments shall have terminated, no Revolving Credit Loans, Swingline Loans or Protective Advances shall be outstanding and the Letters of Credit Outstanding and any Banker’s Acceptances or BA Equivalent Notes shall have been reduced to zero or Cash Collateralized;

“Revolving Loan” shall mean, collectively or individually as the context may require, any (i) Revolving Credit Loan (including any Protective Advance), (ii) Extended Revolving Credit Loan, (iii) Incremental Revolving Credit Loan, and (iv) FILO Credit Loan, in each case made pursuant to and in accordance with the terms and conditions of this Agreement;

“S&P” shall mean Standard & Poor’s Ratings Services or any successor by merger or consolidation to its business;

“Sale Leaseback” shall mean any arrangement with any Person providing for the leasing by CGI Borrower or any Restricted Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by CGI Borrower or such Restricted Subsidiary to such Person in contemplation of such leasing;

“Same Day Funds” shall mean (a) with respect to disbursements and payments in Dollars, U.S. Dollars, Euros or Pounds Sterling, immediately available funds, and (b) with respect to disbursements and payments in an Alternative Currency, same day funds as may be reasonably determined by the Administrative Agent or the Letter of Credit Issuer, as the case may be, to be customary in the place of disbursement or payment for the settlement of international banking transactions in the relevant Alternative Currency;

“Schedule I Lender” shall have the meaning given to such term in the definition of “BA Rate”;

“Screen Rate” means the euro interbank offered rate administered by the European Money Markets Institute (or any other person which takes over the administration of that rate) (the “EURIBOR Reference Rate”) for the relevant period displayed on page EURIBOR01 of the Reuters screen (or any replacement Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Reuters in each case as published at 11:00 a.m. on the Rate Fixing Day. If such page or service ceases to be available, the Administrative Agent may specify another page or service displaying the relevant rate after consultation with the Borrowers;

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto;

“Second Closing Date” shall mean December 2, 2016;

“Section 2.15 Additional Amendment” shall have the meaning provided in Section 2.15(c);

“Section 10.1 Financials” shall mean the financial statements delivered, or required to be delivered, pursuant to Section 10.1(a) or (b) together with the accompanying Compliance Certificate;

“Secured Bank Product Agreement” shall mean any Bank Product Agreement that is entered into by and between Holdings, CGI Borrower or any of the Restricted Subsidiaries and any Bank Product Provider, which is specified in writing by the Borrower Representative to the Administrative Agent as constituting a Secured Bank Product Agreement hereunder (all Bank Product Agreements by and between Holdings, CGI Borrower or any Restricted Subsidiary and Canadian Imperial Bank of Commerce are designated as Secured Bank Product Agreements as of the Sixth Closing Date);

“Secured Bank Product Obligations” shall mean Obligations under any Secured Bank Product Agreement;

“Secured Cash Management Agreement” shall mean any Cash Management Agreement that is entered into by and between Holdings, CGI Borrower or any of the Restricted Subsidiaries and any Cash Management Bank, which is specified in writing by the Borrower Representative to the Administrative Agent as constituting a Secured Cash Management Agreement hereunder (all Cash Management Agreements by and between Holdings, CGI Borrower or any Restricted Subsidiary and Canadian Imperial Bank of Commerce are designated as Secured Cash Management Agreements as of the Fourth Closing Date);

“Secured Cash Management Obligations” shall mean Obligations under Secured Cash Management Agreements;

“Secured Hedge Agreement” shall mean any Hedge Agreement that is entered into by and between Holdings, CGI Borrower or any Restricted Subsidiary and any Hedge Bank, which is specified in writing by the Borrower Representative to the Administrative Agent as constituting a Secured Hedge Agreement hereunder. For purposes of the preceding sentence, the Borrower Representative may deliver one notice designating all Hedge Agreements entered into pursuant to a specified Master Agreement as Secured Hedge Agreements;

“Secured Hedge Obligations” shall mean Obligations under Secured Hedge Agreements;

“Secured Parties” shall mean the Administrative Agent, the Letter of Credit Issuer, and each Lender, in each case with respect to the Credit Facilities, each Hedge Bank that is party to any Secured Hedge Agreement, each Bank Product Provider that is party to any Secured Bank Product Agreement, each Cash Management Bank that is party to a Secured Cash Management Agreement and each sub-agent pursuant to Article 13 appointed by the Administrative Agent with respect to matters relating to the Credit Facilities or the Administrative Agent with respect to matters relating to any Security Document;

“Security Documents” shall mean, (i) as of the Sixth Closing Date, each of the documents listed on Schedule 1.1(c), (ii) as of the date executed and delivered, each of the security agreements, pledge agreements, assignments and other agreements and instruments creating a Lien in favour of the Administrative Agent or any Lender set forth on Schedule 10.14(d) and (iii) each other security agreement or other instrument or document executed and delivered pursuant to Sections 10.11, 10.12, or 10.14 or pursuant to any other Security Document to secure the Obligations;

“Shareholder” shall mean Brent (BC) Finco S.à r.l., a Luxembourg société à responsabilité limitée, and includes its successors by amalgamation or otherwise;

“Shareholder Loan Agreement” shall mean collectively, that certain (i) senior convertible subordinated note, dated as of December 9, 2013, issued by Holdings in favour of the Shareholder and (ii) any unsecured junior convertible subordinated promissory grid notes issued from time to time by Holdings in favour of the Shareholder in connection with the reinvestment by the Shareholder of a portion of the interest paid by Holdings on the Shareholder Subordinate Debt in accordance with the Shareholder Subordination Agreement, in the case of each of the notes described in the foregoing clauses (i) and (ii), as such agreement may be amended, revised, replaced, supplemented or restated from time to time in accordance with the terms of the Shareholder Subordination Agreement, including increases to the principal amount outstanding thereunder as set forth therein;

“Shareholder Subordinate Debt” shall mean all indebtedness owing by Holdings to the Shareholder pursuant to the Shareholder Loan Agreement;

“Shareholder Subordination Agreement” shall mean the subordination and postponement agreement dated as of the Closing Date among the Shareholder, Holdings, and the Administrative Agent, as such agreement may be amended, revised, replaced, supplemented or restated from time to time;

“Shrink” means Inventory of the Borrowing Base Parties which has been lost, misplaced, stolen, or is otherwise unaccounted for;

“Similar Business” shall mean any business conducted or proposed to be conducted by CGI Borrower and the Restricted Subsidiaries, taken as a whole, on the Closing Date or any other business activities which are reasonable extensions thereof or otherwise similar, incidental, complementary, synergistic, reasonably related, or ancillary to any of the foregoing (including non-core incidental businesses acquired in connection with any Permitted Acquisition or permitted Investment), in each case as determined by CGI Borrower in good faith;

“Sixth Closing Date” means May 26, 2020;

“Solvent” shall mean, after giving effect to the consummation of the Transactions, that (i) the fair value of the assets (on a going concern basis) of CGI Borrower and its Restricted Subsidiaries, on a consolidated basis, exceeds, on a consolidated basis, their debts and liabilities, subordinated, contingent or otherwise, (ii) the present fair saleable value of the property (on a going concern basis) of CGI Borrower and its Restricted Subsidiaries, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured in the ordinary course of business, (iii) CGI Borrower and its Restricted Subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured in the ordinary course of business and (iv) CGI Borrower and its Restricted Subsidiaries, on a consolidated basis, are not engaged in, and are not about to engage in, business contemplated as of the date hereof for which they have unreasonably small capital. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability;

“Specified Default” shall mean the occurrence of any Event of Default specified in Section 12.1, Section 12.2 (solely with respect to any representation and warranty made or deemed made by any Credit Party in any Borrowing Base Certificate), Section 12.3(a) (solely as it relates to the Borrowers’ failure to comply with the covenants set forth in Section 10.9 and, when in effect, Section 11.11), Section 12.3(b) (solely as it relates to the Borrowers’ failure to deliver the Borrowing Base Certificate in accordance with Section 10.1(i); provided, that the grace period specified in Section 12.3(b) with respect to delivery of weekly Borrowing Base Certificates shall be three (3) Business Days for purposes of this definition), or Section 12.5;

“Specified Existing Revolving Credit Commitment” shall have the meaning provided in Section 2.15(a);

“Specified Transaction” shall mean, with respect to any period, (i) any Investment that results in a Person becoming a Restricted Subsidiary, (ii) any designation of a Subsidiary as a Restricted Subsidiary or an Unrestricted Subsidiary, (iii) any Permitted Acquisition, (iv) any disposition that results in a Restricted Subsidiary ceasing to be a Subsidiary, (v) any Investment in, acquisition of or disposition of assets constituting a business unit, line of business or division of, or all or substantially all of the assets of, another Person, (vi) any Restricted Payment, (vii) any establishment of any Incremental Revolving Credit Commitment, or (viii) any other event that by the terms of this Agreement requires Pro Forma Compliance with a test or covenant hereunder or requires such test or covenant to be calculated on a Pro Forma Basis or giving Pro Forma Effect to any such transaction or event;

“Sponsor” shall mean Bain Capital Private Equity, LP and/or its Affiliates that are controlled directly or indirectly by Bain Capital Private Equity, LP (including, as applicable, related funds, general partners thereof and limited partners thereof, but solely to the extent any such limited partners are directly or indirectly participating as investors pursuant to a side-by-side investing arrangement, but not including, however, any portfolio company of any of the foregoing);

“Sponsor Management Agreement” shall mean the management agreement dated as of December 9, 2013 between Holdings, CGI Borrower and the Sponsor.

“SPV” shall have the meaning provided in Section 14.6(g);

“Stated Amount” of any Letter of Credit shall mean the maximum amount from time to time available to be drawn thereunder, determined without regard to whether any conditions to drawing could then be met; provided, however, that with respect to any Letter of Credit that by its terms or the terms of any Issuer Document provides for one or more automatic increases in the stated amount thereof, the Stated Amount shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time;

“Stock Equivalents” shall mean all securities convertible into or exchangeable for Capital Stock and all warrants, options, or other rights to purchase or subscribe for any Capital Stock, whether or not presently convertible, exchangeable, or exercisable, excluding from the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock, until any such conversion;

“Store” shall mean any retail store (which includes any real property, fixtures, equipment, Inventory and other property related thereto) operated, or to be operated, by CGI Borrower or any Restricted Subsidiary;

“Subject Lien” shall have the meaning provided in Section 11.2(a);

“Subordinated Indebtedness” shall mean Indebtedness of CGI Borrower or any other Credit Party that is by its terms subordinated in right of payment to the obligations of CGI Borrower or such other Credit Party, as applicable, under this Agreement or the Guarantees, as applicable;

“Subsequent Transaction” shall have the meaning provided in Section 1.12(f);

“Subsidiary” of any Person shall mean a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise expressly provided, all references herein to a Subsidiary shall mean a Subsidiary of CGI Borrower;

“Successor Borrower” shall have the meaning provided in Section 11.3(a);

“Supermajority Lenders” shall mean, at any time, Lenders (other than Defaulting Lenders) having Commitments aggregating more than 66 2/3% of the Total Revolving Credit Commitment, or if the Commitments have been terminated, Lenders (other than Defaulting Lenders) whose percentage of the Revolving Credit Exposure (calculated assuming settlement and repayment of all Swingline Loans by the Lenders) aggregate more than 66 2/3% of the aggregate Revolving Credit Exposure;

“Swap Obligation” shall mean, with respect to any Credit Party, any obligation to pay or perform under any agreement, contract, or transaction that constitutes a “swap” within the meaning of section 1(a)(47) of the Commodity Exchange Act;

“SWIFT” shall have the meaning provided in Section 3.6;

“Swingline Commitment” shall mean the amount of $25,000,000. The Swingline Commitment is part of and not in addition to the Revolving Credit Commitment;

“Swingline Exposure” shall mean at any time the aggregate principal amount at such time of all outstanding Swingline Loans. The Swingline Exposure of any Lender at any time shall equal its Revolving Credit Commitment Percentage of the aggregate Swingline Exposure at such time;

“Swingline Lender” shall mean Canadian Imperial Bank of Commerce, in its capacity as lender of Swingline Loans hereunder or any replacement or successor thereto;

“Swingline Loans” shall have the meaning provided in Section 2.1(b);

“Swingline Maturity Date” shall mean, with respect to any Swingline Loan, the date that is five Business Days prior to the Revolving Credit Maturity Date;

“Swiss Borrower” shall have the meaning given to such term in the opening paragraph of this Agreement;

“Swiss Borrowing Base” shall mean, at any time of calculation, an amount in Dollars (or the Equivalent Amount in Dollars of any amount in a currency other than Dollars) equal to:

(a)	the amount of Eligible Cash of the Swiss Borrowing Base Parties;

plus

(b)	the face amount of Eligible Credit Card Receivables of the Swiss Borrowing Base Parties multiplied by the Credit Card Advance Rate;

plus

(c)	the face amount of Credit Enhanced Eligible Trade Receivables of the Swiss Borrowing Base Parties multiplied by the applicable Receivables Advance Rate;

plus

(d)	the face amount of Eligible Trade Receivables of the Swiss Borrowing Base Parties multiplied by the applicable Receivables Advance Rate;

plus

(e)

the Cost of Eligible Inventory and Belgian Inventory (other than Eligible In-Transit Inventory) of the Swiss Borrowing Base Parties, net of Inventory Reserves applicable thereto, multiplied by the Appraisal Percentage of the applicable Appraised Value of Eligible Inventory of the Swiss Borrowing Base Parties;

plus

(f)

the Cost of Eligible In-Transit Inventory of the Swiss Borrowing Base Parties, net of Inventory Reserves applicable thereto, multiplied by the Appraisal Percentage of the applicable Appraised Value of Eligible In-Transit Inventory of the Swiss Borrowing Base Parties, provided that the sum of the foregoing amount included in the Swiss Borrowing Base along with the amount of Eligible In-Transit Inventory included in the CGI Borrowing Base cannot exceed the Maximum In-Transit Inventory Amount;

plus

(g)

with respect to any Eligible Letter of Credit, the Appraisal Percentage of the Appraised Value of the Inventory of the Swiss Borrowing Base Parties supported by such Eligible Letter of Credit, multiplied by the Cost of such Inventory of the Swiss Borrowing Base Parties when completed, net of Inventory Reserves applicable thereto;

minus

(h)	without duplication, the amount of all other Borrowing Base Reserves to the extent applicable to, or to the assets of, the Swiss Borrowing Base Parties.

The Swiss Borrowing Base at any time shall be determined by reference to the most recent Borrowing Base Certificate delivered to the Administrative Agent pursuant to Section 10.1(i), in respect of the Swiss Borrowing Base, as adjusted to give effect to Borrowing Base Reserves to the extent applicable to, or to the assets of, the Swiss Borrowing Base Parties (in accordance with and subject to the limitations of Section 2.19) following such delivery.

Notwithstanding the foregoing, for purposes of this definition and the definition of “Pro Forma Availability Condition,” no Accounts or Inventory being acquired pursuant to a Permitted Acquisition or permitted Investment will be included in the Swiss Borrowing Base unless (i) the Administrative Agent, in its Permitted Discretion, confirms that such Accounts or Inventory conform to standards of eligibility in accordance with this Agreement, and (ii) to the extent required by the Administrative Agent, an audit of such Accounts and an appraisal of such Inventory is conducted and then only so long as such Accounts or Inventory, as the case may be, would otherwise satisfy the applicable eligibility criteria (it being understood that such audit or appraisal shall be conducted at the Swiss Borrower’s expense and shall not be counted for purposes of Section 10.2); provided, that until the earlier of (x) 45 days following the date on which a Permitted Acquisition or other permitted Investment is consummated (or such longer period as agreed to by the Administrative Agent in its Permitted Discretion) and (y) the date on which the requirements of clauses (i) and (ii) above are satisfied with respect to Accounts and Inventory being acquired in such Permitted Acquisition or other permitted Investment, an amount of such Accounts not to exceed $5,000,000 in the aggregate and such Inventory not to exceed $5,000,000 in the aggregate, that would otherwise constitute Eligible Credit Card Receivables, Eligible Trade Receivables, Eligible Inventory, Eligible In-Transit Inventory or Eligible Letters of Credit as shall be agreed upon between the Borrower Representative and the Administrative Agent in its Permitted Discretion shall be included in the Swiss Borrowing Base (including, with respect to the definition of “Pro Forma Availability Condition” for purposes of computing aggregate Excess Availability on a Pro Forma Basis as provided therein);

“Swiss Borrowing Base Party” shall mean, as of the Sixth Closing Date, Swiss Borrower and from time to time each Guarantor that the Borrower Representative and the Administrative Agent agree shall be a Swiss Borrowing Base Party;

“Swiss Business Day” shall mean any day excluding Saturday, Sunday, and any other day on which banking institutions in Geneva, Switzerland are authorized by law or other governmental actions to close;

“Swiss Credit Party” shall mean Swiss Borrower and each other Credit Party incorporated in Switzerland and/or having its registered office in Switzerland and/or qualifying as a Swiss resident pursuant to Art. 9 of the Swiss Withholding Tax Act and/or Art. 4 of the Swiss Stamp Tax Act;

“Swiss Intercompany Indebtedness” shall mean all indebtedness and liabilities of Swiss Borrower owing to CGI Borrower;

“Swiss Intercompany Security” shall mean the security granted by Swiss Borrower to CGI Borrower to secure the Swiss Intercompany Indebtedness;

“Swiss Line Cap” shall mean, at any time of determination, the lesser of (a) the lesser of (i) fifty percent (50%) of the aggregate Revolving Credit Commitments of all Lenders, and (ii) fifty percent (50%) of the Borrowing Base and (b) the Swiss Borrowing Base;

“Swiss Pledge” shall have the meaning provided in Section 13.1(e);

“Swiss Priority Payable Reserve” shall mean, without duplication of any other Borrowing Base Reserves with respect to the Swiss Credit Parties, such reserves as the Administrative Agent from time to time determines in its Permitted Discretion (in accordance with and subject to the limitations of Section 2.19) as being appropriate to reflect any amounts secured by any Liens on Collateral of any Swiss Credit Party included in the Swiss Borrowing Base or FILO Swiss Borrowing Base, as applicable, choate or inchoate, which rank or are capable of ranking in priority to, or pari passu with, the Liens of the Administrative Agent (including, as the case may be, the Administrative Agent’s estimate of amounts owed with respect to an asset which is subject to a conditional sale or hire purchase agreement, Lien or retention of title arrangement) and/or any amounts which may represent costs relating to the enforcement of the Administrative Agent’s Liens;

“Swiss Stamp Tax Act” means the Swiss Federal Act on Stamp Taxes of 27 June 1973 (Bundesgesetz über die Stempelabgaben) together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time;

“Swiss Withholding Tax” means the tax imposed based on the Swiss Federal Act on Withholding Tax of 13 October 1965 (Bundesgesetz über die Verrechnungssteuer);

“Swiss Withholding Tax Act” means the Swiss Federal Act on the Withholding Tax of 13 October 1965 (Bundesgesetz über die Verrechnungssteuer), together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time;

“TARGET Day” means a day on which TARGET 2 is open for the settlement of payments in Euro;

“TARGET 2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilizes a single shared platform and which was launched on 19 November 2007;

“Tax Deduction” shall have the meaning provided in Section 2.8(k)(ii);

“Tax Distributions” shall mean payments made by CGI Borrower or any other Credit Party to Holdings or any direct or indirect parent of Holdings, the proceeds of which will be used to pay the amount any such Person would be required to pay in respect of Taxes attributable to the income of CGI Borrower and its Subsidiaries; provided, however, the aggregate of all such payments in respect of any tax year to Holdings and any direct or indirect Parent Entity of Holdings shall not exceed the Taxes or the income of such Person that is attributable to CGI Borrower and its Subsidiaries; provided further that any such payment in respect of the income of an Unrestricted Subsidiary shall be permitted only to the extent that cash distributions were made by such Unrestricted Subsidiary to CGI Borrower or any of its Restricted Subsidiaries for such purpose;

“Taxes” shall mean any and all present or future taxes, duties, levies, imposts, assessments, deductions, withholdings (including backup withholding and Swiss Withholding Taxes), fees, or other similar charges imposed by any Governmental Authority and any interest, fines, penalties, or additions to tax with respect to the foregoing;

“Term Loan Administrative Agents” shall have the meaning assigned to the terms “Administrative Agent”, “Collateral Agent”, “trustee” or any other representative of the lenders, holders or other providers of Indebtedness thereunder in the Term Loan Credit Documents;

“Term Loan Credit Documents” shall mean any credit agreement, indenture or other instrument or agreement among Holdings, CGI Borrower, one or more of its Subsidiaries from time to time party thereto as borrowers or guarantors, the lenders party thereto from time to time and any the Term Loan Administrative Agent, under which Permitted Term Loans are made available to CGI Borrower and/or any of its Subsidiaries, together with each other document executed in connection therewith or pursuant thereto, as each such agreement may be amended, restated, amended and restated, supplemented, waived or otherwise modified from time to time or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original administrative agent and lenders or other agents and lenders or otherwise, and whether provided under the original Term Loan Credit Facility or one or more other credit agreements or otherwise, including any agreement extending the maturity thereof or otherwise restructuring all or any portion of the Indebtedness thereunder or increasing the amount loaned or issued thereunder or altering the maturity thereof, in each case as and to the extent permitted by this Agreement and the ABL/Term Loan Intercreditor Agreement, unless such agreement, instrument or document expressly provides that it is not intended to be and is not a Term Loan Credit Document);

“Term Loan Credit Facility” shall mean the term credit facilities provided under the Term Loan Credit Documents;

“Term Loan Obligations” shall have the meaning assigned to the term “Obligations” in the Term Loan Credit Documents;

“Term Priority Collateral” shall mean “Term Priority Collateral” as defined in (x) the ABL/Term Loan Intercreditor Agreement attached hereto as Exhibit F until such time as an ABL/Term Loan Intercreditor Agreement is entered into and (y) thereafter, the ABL/Term Loan Intercreditor Agreement then in effect;

“Test Period” shall mean, for any determination under this Agreement, the four consecutive fiscal quarters of CGI Borrower then last ended and for which Section 10.1 Financials shall have been delivered (or were required to be delivered) to the Administrative Agent (or, before the first delivery of Section 10.1 Financials, the most recent period of four consecutive fiscal quarters at the end of which financial statements are available);

“Total Net Leverage Ratio” shall mean, as of any date of determination, the ratio of (i) Consolidated Total Debt as of such date of determination, minus cash and Cash Equivalents (in each case, free and clear of all Liens other than Permitted Liens) of CGI Borrower and the Restricted Subsidiaries (other than the proceeds of any Indebtedness then being incurred and giving rise to the need to calculate the Total Net Leverage Ratio) to (ii) Consolidated EBITDA of CGI Borrower for the Test Period then last ended;

“Total Net Leverage Test” shall mean, as of any date of determination, with respect to the last day of the most recently ended Test Period, the Total Net Leverage Ratio shall be no greater than 6.00 to 1.00;

“Total Revolving Credit Commitment” shall mean the sum of the Revolving Credit Commitments, the FILO Credit Commitments, the Incremental Revolving Credit Commitments, if applicable, and the Extended Revolving Credit Commitments, if applicable, of all the Lenders;

“Transaction Expenses” shall mean any fees, costs, or expenses incurred or paid by Holdings, the Borrowers, or any of their respective Affiliates in connection with the Transactions (including expenses in connection with hedging transactions, if any), this Agreement and the other Credit Documents and the transactions contemplated hereby and thereby;

“Transactions” shall mean, collectively, the transactions constituting or contemplated by this Agreement and the other Credit Documents, the Closing Refinancing and the consummation of any other transactions in connection with the foregoing and including the payment of the fees, costs and expenses incurred in connection with any of the foregoing (including the Transaction Expenses);

“Transferee” shall have the meaning provided in Section 14.6(e);

“Type” shall mean as to any Loan, its nature as a Prime Rate Loan, an ABR Loan, a Banker’s Acceptance, a LIBOR Loan, a EURIBOR Loan or a European Base Rate Loan;

“UCC” or “Uniform Commercial Code” shall mean the Uniform Commercial Code as in effect from time to time in the State of New York; provided, however, that if a term is defined in Article 9 of the Uniform Commercial Code differently than in another Article thereof, the term shall have the meaning set forth in Article 9; provided, further, that, if by reason of mandatory provisions of law, perfection, or the effect of perfection or non-perfection, of a security interest in any Collateral or the availability of any remedy hereunder is governed by the Uniform Commercial Code as in effect in a jurisdiction other than New York, “UCC” or “Uniform Commercial Code” shall mean the Uniform Commercial Code as in effect in such other jurisdiction from time to time for purposes of the provisions hereof relating to such perfection or effect of perfection or non-perfection or availability of such remedy, as the case may be;

“UCP” shall mean, with respect to any Letter of Credit, the Uniform Customs and Practice for Documentary Credits, International Chamber of Commerce (“ICC”) Publication No. 600 (or such later version thereof as may be in effect at the time of issuance);

“UK Credit Party” shall mean UK Holdco, UK Serviceco and UK Retail;

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms;

“UK Holdco” shall mean Canada Goose International Holdings Limited;

“UK Priority Payable Reserves” shall mean, without duplication of any other Borrowing Base Reserves with respect to the UK Credit Parties, such reserves as the Administrative Agent from time to time determines in its Permitted Discretion as being appropriate to reflect any amounts of any claims against the Collateral of any UK Credit Party included in the Borrowing Base or the FILO Borrowing Base, as applicable, choate or inchoate, (whether unsecured or secured by any Liens against the Collateral and including by way of retention of title) which rank or are capable of ranking in priority to, or pari passu with, the Liens of the Administrative Agent and/or any amounts which may represent costs relating to the enforcement of the Liens of the Administrative Agent on the Collateral of any UK Credit Party included in the Borrowing Base or FILO Borrowing Base, as applicable, including, without limitation, the prescribed part of each UK Credit Party’s net property that would be made available for the satisfaction of its unsecured debts pursuant to section 176A of the United Kingdom Insolvency Act 1986 together with each UK Credit Party’s liabilities which constitute preferential debts pursuant to section 386 of the United Kingdom Insolvency Act 1986 and any sums payable as administration or liquidation expenses pursuant to rules 2.67(1) and 4.218(1) of the United Kingdom Insolvency Rules 1986;

“UK Retail” shall mean Canada Goose UK Retail Limited;

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution;

“UK Serviceco” shall mean Canada Goose Services Limited;

“Uncontrolled Cash” shall have the meaning provided in Section 10.9(e);

“Unpaid Drawing” shall have the meaning provided in Section 3.4(a);

“Unrestricted Subsidiary” shall mean (i) any Subsidiary of CGI Borrower which at the time of determination is an Unrestricted Subsidiary (as designated by CGI Borrower, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary;

CGI Borrower may designate any Subsidiary of CGI Borrower (including any existing Subsidiary and any newly acquired or newly formed Subsidiary but excluding in all cases Swiss Borrower) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, a Borrower or any Subsidiary of a Borrower (other than any Subsidiary of the Subsidiary to be so designated or any Unrestricted Subsidiary); provided that,

(a)	such designation complies with Section 11.5,

(b)	immediately after giving effect to such designation no Event of Default shall have occurred and be continuing or would result therefrom, and

(c)

prior to making any such designation in respect of any Borrowing Base Party with Collateral included in a Borrowing Base and, prior to the FILO Credit Termination Date, the FILO Borrowing Base in an amount greater than $2,000,000, the Borrower Representative has delivered to the Administrative Agent an updated Borrowing Base Certificate giving effect to such designation on a Pro Forma Basis.

CGI Borrower may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation no Event of Default shall have occurred and be continuing.

Any such designation by CGI Borrower shall be notified by CGI Borrower to the Administrative Agent by promptly delivering to the Administrative Agent a certificate of an Authorized Officer of CGI Borrower certifying that such designation complied with the foregoing provisions;

“U.S.” and “United States” shall mean the United States of America;

“U.S. Credit Party” shall mean each Credit Party organized, formed or incorporated under the laws of the United States, any state thereof or the District of Columbia;

“U.S. Dollar” and “U.S.$” shall mean the lawful currency of the U.S.;

“U.S. GAAP” shall mean generally accepted accounting principles in the United States, as in effect from time to time;

“U.S. Pension Plan” shall mean any employee pension benefit plan (as defined in and subject to Section 3(2) of ERISA, but excluding any Multiemployer Plan) in respect of which any Credit Party or any Credit Party’s ERISA Affiliate is (or, if such plan were terminated, would under Section 4062 or Section 4069 of ERISA be reasonably likely to be deemed to be) an “employer” as defined in and subject to Section 3(5) of ERISA;

“U.S. Subsidiary” shall mean each Subsidiary of CGI Borrower that is organized under the laws of the United States, any state thereof, or the District of Columbia;

“Voting Stock” shall mean, with respect to any Person as of any date, the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors (or analogous governing body) of such Person;

“Weighted Average Life to Maturity” shall mean, when applied to any Indebtedness at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining scheduled installment, sinking fund, serial maturity or other required scheduled payments of principal, including payment at final scheduled maturity, in respect thereof, by (ii) the number of years

(calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (b) the then outstanding principal amount of such Indebtedness; provided that for purposes of determining the Weighted Average Life to Maturity of any Indebtedness that is being modified, refinanced, refunded, renewed, replaced or extended (the “Applicable Indebtedness”), the effects of any prepayments or amortization made on such Applicable Indebtedness prior to the date of the applicable modification, refinancing, refunding, renewal, replacement or extension shall be disregarded;

“Wholly-Owned Restricted Subsidiary” of any Person shall mean a Restricted Subsidiary of such Person, 100.0% of the outstanding Capital Stock or other ownership interests of which (other than (x) directors’ qualifying shares and (y) a nominal number of shares issued to foreign nationals to the extent required by applicable laws) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person;

“Wholly-Owned Subsidiary” of any Person shall mean a Subsidiary of such Person, 100.0% of the outstanding Capital Stock or other ownership interests of which (other than (x) directors’ qualifying shares or other ownership interests and (y) a nominal number of shares or other ownership interests issued to foreign nationals to the extent required by applicable laws) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person;

“Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Title IV of ERISA;

“Withholding Agent” shall mean any Credit Party, the Administrative Agent and, in the case of any U.S. federal withholding Tax, any other applicable withholding agent; and

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.2 Other Interpretive Provisions

With reference to this Agreement and each other Credit Document, unless otherwise specified herein or in such other Credit Document:

(a)	The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b)

The words “herein”, “hereto”, “hereof”, and “hereunder” and words of similar import when used in any Credit Document shall refer to such Credit Document as a whole and not to any particular provision thereof.

(c)	Section, Exhibit, and Schedule references are to the Credit Document in which such reference appears.

(d)	The term “including” is by way of example and not limitation.

(e)	The word “or” is not exclusive.

(f)

The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(g)

In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including”. On and after April 1, 2019, references herein to “month”, “quarter” and “year” shall be construed to reflect the following convention: (a) each quarter shall consist of 13 weeks, (b) (i) the first month of each quarter shall be comprised of the first consecutive four week period of such quarter (the “First Month”), (ii) the second month of each quarter shall be comprised of the consecutive four week period immediately following the First Month of such quarter (the “Second Month”), provided that for certain years as reasonably determined by the CGI Borrower, the Second Month of the fourth quarter of such year shall be comprised of five weeks, and (iii) the third month of each quarter shall be comprised of the consecutive five week period immediately following the Second Month of such quarter, and (c) each year shall consist of four such quarters; provided that the foregoing shall not apply in connection with the calculation of any Interest Period or any interest due on any LIBOR Loans or ABR Loans, including, without limitation, Sections 2.8, 2.9 and 6.5.

(h)	Section headings herein and in the other Credit Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Credit Document.

(i)

The words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(j)

All references to “knowledge” or “awareness” of any Credit Party or any Restricted Subsidiary thereof means the actual knowledge of an Authorized Officer of such Credit Party or such Restricted Subsidiary.

1.3 Accounting Terms

(a)

Except as expressly provided herein, all accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, IFRS, applied in a consistent manner.

(b)

Where reference is made to “CGI Borrower and the Restricted Subsidiaries on a consolidated basis” or similar language, such consolidation shall not include any Subsidiaries of CGI Borrower other than Restricted Subsidiaries.

(c)

Notwithstanding anything in this Agreement to the contrary, unless the Borrower has requested an amendment after the Sixth Closing Date pursuant to the definition of “IFRS” with respect to the treatment of leases (including operating leases and Capital Leases) under IFRS 16 (Leases) and until such amendment has become effective, each provision under this Agreement, shall, in each case, be determined without giving effect to IFRS 16 (Leases) (except that financial statements delivered pursuant to Section 10.1 may be prepared in accordance with IFRS (including giving effect to IFRS 16 (Leases)) as in effect at the time of such delivery).

1.4 Rounding

Any financial ratios required to be maintained by CGI Borrower pursuant to this Agreement (or required to be satisfied in order for a specific action to be permitted under this Agreement) shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number.

1.5 References to Agreements Laws, Etc.

Unless otherwise expressly provided herein, (a) references to Organizational Documents, agreements (including the Credit Documents), and other Contractual Requirements shall be deemed to include all subsequent amendments, restatements, amendment and restatements, extensions, supplements, modifications, replacements, refinancings, renewals, or increases, but only to the extent that such amendments, restatements, amendment and restatements, extensions, supplements, modifications, replacements, refinancings, renewals, or increases are not prohibited by any Credit Document; and (b) references to any Requirement of Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing, or interpreting such Requirement of Law.

1.6 Currency Equivalents Generally

(a)

Any amount specified in this Agreement (other than in Article 2, Article 13 and Article 14) or any of the other Credit Documents to be in Dollars shall also include the equivalent of such amount in any currency other than Dollars, such equivalent amount to be determined at the spot rate of exchange quoted by the Bank of Canada (or, in the event such rate is not available, by reference to such other publicly available service for displaying exchange rates as may be agreed upon by the Administrative Agent and the Borrower Representative, or, in the absence of such agreement, such rate shall instead be the arithmetic average of the spot rates of exchange of the Administrative Agent in the market where its foreign currency exchange operations in respect of such currency are then being conducted, at or about 10:00 a.m. (Toronto time) on such date for the purchase of Dollars for delivery two (2) Business Days later)

for the applicable currency at 12:00 p.m. (Toronto time) either, at the Borrower Representative’s election, (i) in the case of any Indebtedness, (x) on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt or (y) on the date of pricing or allocation among the applicable lenders, whichever the Borrower Representative elects, of such Indebtedness and (ii) in the case of the making of any Investment, any disposition or any other transaction, (x) on the date of consummation of such Investment, disposition or other transaction or (y) the date the agreement governing such Investment, disposition or other transaction was executed.

(b)

For purposes of determining the First Lien Net Leverage Ratio and the Total Net Leverage Ratio, the amount of Indebtedness shall reflect the currency translation effects, determined in accordance with IFRS, of Hedge Agreements permitted hereunder for currency exchange risks with respect to the applicable currency in effect on the date of determination of the Dollar equivalent of such Indebtedness.

(c)

Notwithstanding the foregoing, for purposes of determining compliance with Sections 11.1, 11.2, 11.4 and 11.5 with respect to the amount of any Indebtedness, Lien, Asset Sale, Investment or Restricted Payment in a currency other than Dollars, no Default or Event of Default shall be deemed to have occurred solely as a result of changes in rates of currency exchange occurring after the time such Indebtedness or Lien is incurred or such Asset Sale, Investment or Restricted Payment is made (so long as such Indebtedness, Lien, Asset Sale, Investment or Restricted Payment at the time incurred or made was permitted hereunder).

(d)

Each provision of this Agreement shall be subject to such reasonable changes of construction as the Administrative Agent may from time to time specify with the Borrower Representative’s consent to appropriately reflect a change in currency of any country and any relevant market conventions or practices relating to such change in currency.

1.7 Rates

The Administrative Agent does not warrant, nor accept responsibility, nor shall the Administrative Agent have any liability with respect to the administration, submission, or any other matter related to the rates in the definition of LIBO Rate, EURIBOR or BA Rate or with respect to any comparable or successor rate thereto.

1.8 Times of Day

Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

1.9 Timing of Payment or Performance

Except as otherwise expressly provided, when the payment of any obligation or the performance of any covenant, duty, or obligation is stated to be due or performance required on (or before) a day which is not a Business Day, the date of such payment (other than as described in the definition of Interest Period) or performance shall extend to the immediately succeeding Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.

1.10 Certifications

All certifications to be made hereunder by an officer or representative of a Credit Party shall be made by such a Person in his or her capacity solely as an officer or a representative of such Credit Party, on such Credit Party’s behalf and not in such Person’s individual capacity.

1.11 Compliance with Certain Sections

(a)

For purposes of determining compliance with Article 11, in the event that any Lien, Investment, Indebtedness (whether at the time of incurrence or upon application of all or a portion of the proceeds thereof), disposition, Restricted Payment, Affiliate transaction, Contractual Requirement, or prepayment of Indebtedness meets the criteria of one or more than one of the “baskets” or categories of transactions then permitted pursuant to any clause or subsection of Article 11, such transaction (or portion thereof) at any time shall be permitted under one or more of such clauses as determined by the Borrower Representative in its sole discretion at such time.

(b)

With respect to any amounts incurred or transactions entered into (or consummated) in reliance upon a provision of this Agreement that does not require compliance with a financial ratio or leverage test (any such amounts, the “Fixed Amounts”) substantially concurrently with any amounts incurred or transactions entered into (or consummated) in reliance on a provision of this Agreement that requires compliance with a financial ratio or leverage test (any such amounts, the “Incurrence-Based Amounts”), it is understood and agreed that the Fixed Amounts shall be disregarded in the calculation of the financial ratio or leverage test applicable to the Incurrence-Based Amounts. In addition, any Indebtedness (and associated Liens, subject to the applicable priorities required pursuant to the applicable Incurrence-Based Amounts), Investments, prepayments of debt and Restricted Payments incurred in reliance on Fixed Amounts may be reclassified at any time, as CGI Borrower may elect from time to time, as incurred under any applicable Incurrence-Based Amounts if CGI Borrower subsequently meets the applicable ratio or leverage test for such Incurrence-Based Amounts on a Pro Forma Basis (or would have met such ratio or leverage test, in which case, such reclassification shall be deemed to have automatically occurred if not elected by CGI Borrower).

1.12 Pro Forma and Other Calculations

(a)

Notwithstanding anything to the contrary herein, financial ratios and tests, including the First Lien Net Leverage Ratio, the Total Net Leverage Ratio, the Fixed Charge Coverage Ratio and the Interest Coverage Ratio, and compliance with covenants determined by reference to Consolidated EBITDA or Consolidated Total Assets, shall be calculated in the manner prescribed by this Section 1.12; provided, that notwithstanding anything to the contrary in clauses (b), (c), (d) or (e) of this Section 1.12, when calculating the Fixed Charge Coverage Ratio for purposes of Section 11.11 (other than for the purpose of determining pro forma compliance with Section 11.11), the events described in this Section 1.12 that occurred subsequent to the end of the applicable Test Period shall not be given pro forma effect.

(b)

For purposes of calculating any financial ratio or test or compliance with any covenant determined by reference to Consolidated EBITDA or Consolidated Total Assets, Specified Transactions (with any incurrence or repayment of any Indebtedness in connection therewith to be subject to clause (d) of this Section 1.12) that have been made (i) during the applicable Test Period or (ii) other than as described in the proviso to clause (a) above, subsequent to such Test Period and prior to or simultaneously with the event for which the calculation of any such ratio or test, or any such calculation of Consolidated EBITDA or Consolidated Total Assets, is made shall be calculated on a pro forma basis assuming that all such Specified Transactions (and any increase or decrease in Consolidated EBITDA and the component financial definitions used therein attributable to any Specified Transaction) had occurred on the first day of the applicable Test Period (or, in the case of Consolidated Total Assets, on the last day of the applicable Test Period). If since the beginning of any applicable Test Period any Person that subsequently became a Restricted Subsidiary or was merged, amalgamated or consolidated with or into CGI Borrower or any of the Restricted Subsidiaries since the beginning of such Test Period shall have made any Specified Transaction that would have required adjustment pursuant to this Section 1.12, then such financial ratio or test (or Consolidated EBITDA or Consolidated Total Assets) shall be calculated to give pro forma effect thereto in accordance with this Section 1.12.

(c)

Whenever pro forma effect is to be given to a Specified Transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Borrower Representative and may include, for the avoidance of doubt, the amount of “run- rate” cost savings, operating expense reductions and synergies resulting from or relating to such Specified Transaction projected by the Borrower Representative in good faith to be realized as a result of actions taken or with respect to which substantial steps have been taken or are expected to be taken (calculated on a pro forma basis as though such cost savings, operating expense reductions and synergies had been realized on the first day of such period and as if such cost savings, operating expense reductions and synergies were realized during the entirety of such period and such that “run-rate” means the full recurring benefit for a period that is associated with any action taken, for which substantial steps have been taken or are expected to be taken (including any savings expected to result from the elimination of a public target’s compliance costs with public company requirements) net of the amount of actual benefits realized during such period from such actions), and any such adjustments shall be included in the initial pro forma calculations of such financial ratios or tests relating to such Specified Transaction (and in respect of any subsequent pro forma calculations in which such Specified Transaction or cost savings, operating expense reductions and synergies are given pro forma effect) and during any applicable subsequent Test Period for any subsequent calculation of such financial ratios and tests; provided that (A) such amounts are reasonably identifiable and factually supportable in the good faith judgment of the Borrower Representative, (B) such actions are taken or substantial steps with respect to such actions are or are expected to be taken no later than eighteen (18) months after the date of such Specified Transaction, and (C) no amounts shall be added to the extent duplicative of any amounts that are otherwise added back in computing Consolidated EBITDA (or any other components thereof), whether through a pro forma adjustment or otherwise, with respect to such period.

(d)

In the event that (x) CGI Borrower or any Restricted Subsidiary incurs (including by assumption or guarantees) or repays (including by repurchase, redemption, repayment, retirement, discharge, defeasance or extinguishment) any Indebtedness (in each case, other than Indebtedness incurred or repaid under any revolving credit facility or line of credit in the ordinary course of business for working capital purposes) or (y) CGI Borrower or any Restricted Subsidiary issues, repurchases or redeems Disqualified Stock, (i) during the applicable Test Period or (ii) subsequent to the end of the applicable Test Period and prior to or simultaneously with the event for which the calculation of any such ratio is made, then such financial ratio or test shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, repurchase, redemption, repayment, retirement, discharge, defeasance or extinguishment of

Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock, in each case to the extent required, as if the same had occurred on the last day of the applicable Test Period (except (I) in the case of calculating the “Average Revolver Debt,” any such incurrence or repayment of any revolving loans, including the Revolving Loans under this Agreement and the revolving loans under the Term Loan Credit Documents (if any) will be given effect as if the same had occurred on the first day of the applicable Test Period and (II) in the case of the Fixed Charge Coverage Ratio and the Interest Coverage Ratio (or similar ratio), in which case such incurrence, assumption, guarantee, repurchase, redemption, repayment, retirement, discharge, defeasance or extinguishment of Indebtedness or such issuance, repurchase or redemption of Disqualified Stock will be given effect as if the same had occurred on the first day of the applicable Test Period).

(e)

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of the event for which the calculation of the Fixed Charge Coverage Ratio or the Interest Coverage Ratio, as applicable, is made had been the applicable rate for the entire period (taking into account any interest hedging arrangements applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by an Authorized Officer of the Borrower Representative to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Borrower Representative or any applicable Restricted Subsidiary may designate.

(f)	In connection with any action being taken in connection with a Limited Condition Transaction, for purposes of:

(i)

determining compliance with any provision of this Agreement which requires the calculation of any financial ratio or test, including the First Lien Net Leverage Ratio, the Total Net Leverage Ratio, the Fixed Charge Coverage Ratio and the Interest Coverage Ratio; or

(ii)	testing availability under baskets set forth in this Agreement (including baskets measured as a percentage of Consolidated EBITDA or Consolidated Total Assets);

in each case, at the option of CGI Borrower (CGI Borrower’s election to exercise such option in connection with any Limited Condition Transaction, an “LCT Election”), the date of determination of whether any such action is permitted hereunder shall be either (i) on the date of execution of the definitive agreement with respect to such Limited Condition Transaction or (ii) on the date of the consummation of such Limited Condition Transaction (the date chosen pursuant to such LCT Election, the “LCT Test Date”), and if, after giving Pro Forma Effect to the Limited Condition Transaction, CGI Borrower or any of its Restricted Subsidiaries would have been permitted to take such action on the relevant LCT Test Date in compliance with such ratio, test or basket, such ratio, test or basket shall be deemed to have been complied with. For the avoidance of doubt, if CGI Borrower has made an LCT Election and any of the ratios, tests or baskets for which compliance was determined or tested as of the LCT Test Date would have failed to have been satisfied as a result of fluctuations in any such ratio, test or basket, including due to fluctuations in Consolidated EBITDA or Consolidated Total Assets of CGI Borrower or the Person subject to such Limited Condition Transaction, at any time other than the LCT Test

Date at or prior (as applicable) to the consummation of the relevant transaction or action, such baskets, tests or ratios will not be deemed to have failed to have been satisfied as a result of such fluctuations. If CGI Borrower has made an LCT Election for any Limited Condition Transaction, then in connection with any event or transaction occurring after the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the date that the definitive agreement or date for redemption, repurchase, defeasance, satisfaction and discharge or repayment specified in an irrevocable notice for such Limited Condition Transaction is terminated, expires or passes, as applicable, without consummation of such Limited Condition Transaction (a “Subsequent Transaction”) in connection with which a ratio, test or basket availability calculation must be made on a Pro Forma Basis or giving Pro Forma Effect to such Subsequent Transaction, for purposes of determining whether such ratio, test or basket availability has been complied with under this Agreement, any such ratio, test or basket shall be required to be satisfied on a Pro Forma Basis assuming such Limited Condition Transaction and other transactions in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) have been consummated until such time as the applicable Limited Condition Transaction has actually closed or the definitive agreement with respect thereto has been terminated.

1.13 Quebec Matters

For purposes of any assets, liabilities or entities located in the Province of Quebec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Quebec or a court or tribunal exercising jurisdiction in the Province of Quebec, (a) “personal property” shall include “movable property”, (b) “real property” or “real estate” shall include “immovable property”, (c) “tangible property” shall include “corporeal property”, (d) “intangible property” shall include “incorporeal property”, (e) “security interest”, “mortgage” and “security” shall include a “hypothec”, “right of retention”, “prior claim” and a resolutory clause, (f) all references to filing, perfection, priority, remedies, registering or recording under the Uniform Commercial Code or a PPSA shall include publication under the Civil Code of Quebec, (g) all references to “perfection” of or “perfected” security or security interest shall include a reference to an “opposable” or “set up” hypothec, security or security interest as against third parties, (h) any “right of offset”, “right of setoff” or similar expression shall include a “right of compensation”, (i) “goods” shall include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall include a “mandatary”, (k) “construction security” shall include “legal hypothecs”, (l) “joint and several” shall include “solidary”, (m) “gross negligence or willful misconduct” shall be deemed to be “intentional or gross fault”, (n) “beneficial ownership” shall include “ownership on behalf of another as mandatary”; (o) “easement” shall include “servitude”, (p) “priority” shall include “prior claim”, (q) “survey” shall include “certificate of location and plan”, (r) “state” shall include “province”, (s) “fee simple title” shall include “absolute ownership”, and (t) “accounts” shall include “claims”.

1.14 Effect of Benchmark Transition Event

(a) Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Credit Document, upon the occurrence of a Benchmark Transition Event or an Early Opt-in Election with respect to an Affected Rate, as applicable, the Administrative Agent and the Borrower Representative may amend this Agreement to replace the Affected Rate with respect to the applicable Affected Currency with one or more Benchmark Replacements with respect to such Affected Currency, as applicable (it being understood that all Loans denominated in a given Affected Currency for which the Affected Rate is being replaced shall be subject to the same Benchmark Replacement). Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. on the fifth (5th) Business Day after the Administrative Agent has posted such proposed amendment to all Lenders so long as the Administrative Agent has not received, by such time, written notice of objection to the applicable Benchmark Replacements set forth therein from Lenders comprising the Required Lenders; provided that, with respect to any proposed amendment containing a SOFR-Based Rate, the Required Lenders shall be entitled to object only to the Benchmark Replacement Adjustment contained therein. Any such amendment with respect to an Early Opt-in Election will become effective on the date that Lenders comprising the Required Lenders have delivered to the Administrative Agent written notice that such Required Lenders accept such amendment. No replacement of an Affected Rate with a Benchmark Replacement pursuant to this Section 1.14 will occur prior to the applicable Benchmark Transition Start Date for such Affected Rate.

(b) Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Administrative Agent will have the right (in consultation with the Borrower Representative) to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement, provided that the Borrowers have received a copy of such amendments not less than ten (10) Business Days prior to the effective date thereof (or such shorter time as agreed to by the Borrower Representative in its sole discretion).

(c) Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower Representative and the Lenders of (i) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date and Benchmark Transition Start Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes and (iv) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or Lenders pursuant to this Section 1.14, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent or consultation from any other party hereto, except, in each case, as expressly required pursuant to this Section 1.14 (or as expressly set forth in the definitions set forth herein).

(d) Benchmark Unavailability Period. Upon the Borrower Representative’s receipt of notice of the commencement of a Benchmark Unavailability Period for (a) Loans in U.S. Dollars, the Borrower Representative may revoke any request for a Borrowing of, conversion to or continuation of LIBOR Rate Loans in U.S. Dollars to be made, converted or continued during such applicable Benchmark Unavailability Period and, failing that, the Borrower Representative will be deemed to have converted any such request for a Borrowing of, conversion to or continuation of LIBOR Rate Loans in U.S. Dollars into a request for a Borrowing of or conversion to ABR Loans in U.S. Dollars, (b) Loans in Dollars, the Borrower Representative may revoke any request for a Borrowing of, conversion to or continuation of BA Rate Loans in Dollars to be made, converted or continued during such applicable Benchmark Unavailability Period and, failing that, the Borrower Representative will be deemed to have converted any such request for a Borrowing of, conversion to or continuation of BA Rate Loans in Dollars into a request for a Borrowing of or conversion to Prime Rate Loans in Dollars and (c) Loans in Euros or Pounds Sterling, the Borrower Representative may revoke any request for a Borrowing of, conversion to or continuation of LIBOR Rate Loans in Pounds Sterling or EURIBOR Loans or European Base Rate Loans in Euros to be made, converted or continued

during such applicable Benchmark Unavailability Period and, failing that, the Borrower Representative will be deemed to have converted any such request for a Borrowing of, conversion to or continuation of LIBOR Rate Loans in Pounds Sterling or EURIBOR Loans or European Base Rate Loans in Euros into a request for a Borrowing of or conversion to Prime Rate Loans in Dollars. During any Benchmark Unavailability Period for Loans in U.S. Dollars, the component of ABR based upon the LIBO Rate will not be used in any determination of the ABR. During any Benchmark Unavailability Period for Loans in Canadian Dollars, the component of Prime Rate based on the “CDOR Page” will not be used in any determination of the Prime Rate.

(e)	Certain Defined Terms. As used in this Section 1.14:

“Affected Currency” shall mean Dollars, Euros, U.S. Dollars and Pounds Sterling.

“Affected Rate” shall mean (a) with respect to Revolving Loans in U.S. Dollars and Pounds Sterling, the LIBOR Rate, (b) with respect to Revolving Loans in Dollars, the BA Rate and (c) with respect to Revolving Loans in Euros, the EURIBOR and the European Base Rate.

“Benchmark Replacement” shall mean, with respect to all Loans denominated in a given Affected Currency, the sum of: (a) the alternate benchmark rate (which, in the case of Loans in U.S. Dollars, may include, without limitation, SOFR, Compounded SOFR or Term SOFR) that has been selected by the Administrative Agent and the Borrower Representative giving due consideration to (i) any selection or recommendation of a replacement rate or the mechanism for determining such a rate by the Relevant Governmental Body with respect to such Affected Currency or (ii) any evolving or then-prevailing market convention for determining a rate of interest as a replacement to the applicable Affected Rate for syndicated credit facilities of such type denominated in such Affected Currency and (b) the applicable Benchmark Replacement Adjustment for such Benchmark Replacement; provided that, if the applicable Benchmark Replacement as so determined would be less than zero, such Benchmark Replacement will be deemed to be zero for the purposes of this Agreement.

“Benchmark Replacement Adjustment” shall mean, with respect to any replacement of an applicable Affected Rate with an applicable Unadjusted Benchmark Replacement for each applicable Interest Period, the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero), that has been selected by the Administrative Agent and the Borrower Representative giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the applicable Affected Rate with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the applicable Affected Rate with the applicable Unadjusted Benchmark Replacement for syndicated credit facilities denominated in the applicable Affected Currency at such time.

“Benchmark Replacement Conforming Changes” shall mean, with respect to an applicable Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “ABR” or the “Prime Rate”, as applicable, the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest and other administrative matters with respect to Loans in the applicable Affected Rate) that the Administrative Agent (in consultation with the Borrower Representative) decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent (in consultation with the Borrower Representative) determines that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent (in consultation with the US Borrower) determines that no market practice for the administration of the Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides (in consultation with the US Borrower) is reasonably necessary in connection with the administration of this Agreement).

“Benchmark Replacement Date” shall mean the earlier to occur of the following events with respect to the Applicable Rate with respect to a given Applicable Currency:

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the applicable Affected Rate permanently or indefinitely ceases to provide the Affected Rate with respect to such Affected Currency; or

(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

“Benchmark Transition Event” shall mean the occurrence of one or more of the following events with respect to the Applicable Rate with respect to a given Affected Currency:

(1) a public statement or publication of information by or on behalf of the administrator of the applicable Affected Rate announcing that such administrator has ceased or will cease to provide the applicable Affected Rate with respect to such Affected Currency, permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the applicable Affected Rate with respect to such Affected Currency;

(2) a public statement or publication of information by the regulatory supervisor for the administrator of the applicable Affected Rate, the U.S. Federal Reserve System (in the case of LIBOR), an insolvency official with jurisdiction over the administrator for the applicable Affected Rate, a resolution authority with jurisdiction over the administrator for the applicable Affected Rate or a court or an entity with similar insolvency or resolution authority over the administrator for the applicable Affected Rate, which states that the administrator of the applicable Affected Rate has ceased or will cease to provide the Affected Rate permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the applicable Affected Rate with respect to such Affected Currency; or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of the applicable Affected Rate announcing that the Affected Rate with respect to such Affected Currency is no longer representative.

“Benchmark Transition Start Date” shall mean (a) in the case of a Benchmark Transition Event, the earlier of (i) the applicable Benchmark Replacement Date and (ii) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication) and (b) in the case of an Early Opt-in Election, the date specified by the Administrative Agent or the Required Lenders, as applicable, by notice to the Borrower Representative, the Administrative Agent (in the case of such notice by the Required Lenders) and the Lenders.

“Benchmark Unavailability Period” shall mean, with respect to all Loans denominated in a given Affected Currency, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the applicable Affected Rate and solely to the extent that such Affected Rate has not been replaced with a Benchmark Replacement with respect to Loans denominated in such Affected Currency, the period (x) beginning at the time that such Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the applicable Affected Rate for all purposes hereunder with respect to Loans denominated in such Affected Currency in accordance with Section 1.14, and (y) ending at the time that a Benchmark Replacement has replaced the applicable Affected Rate for all purposes hereunder with respect to Loans denominated in such Affected Currency pursuant to Section 1.14.

“Compounded SOFR” shall mean the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate (which may include compounding in arrears with a lookback and/or suspension period as a mechanism to determine the interest amount payable prior to the end of each Interest Period) being established by the Administrative Agent in accordance with: (1) the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded SOFR; provided that: (2) if, and to the extent that, the Administrative Agent determines that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that the Administrative Agent determines are substantially consistent with at least five currently outstanding U.S. dollar-denominated syndicated credit facilities at such time (as a result of amendment or as originally executed) that are publicly available for review.

“Corresponding Tenor” shall mean, with respect to a Benchmark Replacement for Loans denominated in such Affected Currency, a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the applicable Interest Period with respect to the then-current Benchmark.

“Early Opt-in Election” shall mean, with respect to an applicable Affected Rate, the occurrence of:

(1) (i) a determination by the Administrative Agent or (ii) a notification by the Required Lenders to the Administrative Agent (with a copy to the Borrowers) that the Required Lenders have determined that syndicated credit facilities denominated in the applicable Affected Currency being executed at such time, or that include language similar to that contained in this Section 1.14 with respect to the applicable Affected Rate, are being executed or amended, as applicable, to incorporate or adopt a new benchmark interest rate to replace the applicable Affected Rate with respect to such Affected Currency, and

(2) (i) the election by the Administrative Agent or (ii) the election by the Required Lenders to declare that an Early Opt-in Election with respect to such Affected Rate has occurred and the provision, as applicable, by the Administrative Agent of written notice of such election to the Borrower Representative and the Lenders or by the Required Lenders of written notice of such election to the Administrative Agent.

“Relevant Governmental Body” shall mean, with respect to any given Benchmark Replacement, (a) the central bank for the Affected Currency in which such Benchmark Replacement is denominated or any central bank or other supervisor which is responsible for supervising either (i) such Benchmark Replacement or (ii) the administrator of such Benchmark Replacement or (b) any working group or committee officially endorsed or convened by (i) the central bank for the Affected Currency in which such Benchmark Replacement is denominated, (ii) any central bank or other supervisor that is responsible for supervising either (A) such Benchmark Replacement or (B) the administrator of such Benchmark Replacement, (iii) a group of those central banks or other supervisors or (iv) the Financial Stability Board or any part thereof.

“SOFR”, with respect to any day, shall mean the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark, (or a successor administrator) on the Federal Reserve Bank of New York’s Website.

“SOFR-Based Rate” shall mean SOFR, Compounded SOFR or Term SOFR.

“Term SOFR” shall mean the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Unadjusted Benchmark Replacement” shall mean, with respect to a given Benchmark Replacement, such Benchmark Replacement excluding the Benchmark Replacement Adjustment for such Benchmark Replacement.

1.15 Divisions

For all purposes under the Credit Documents, in connection with any division or plan of division (whether under Delaware law or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its equity interests at such time.

ARTICLE 2

AMOUNT AND TERMS OF CREDIT

2.1 Revolving Credit Commitments

(a) Subject to and upon the terms and conditions herein set forth, each Lender with Revolving Credit Commitments severally agrees to make Revolving Credit Loans to the Borrowers (including, where applicable, loans by way of Banker’s Acceptances or BA Equivalent Notes) denominated in Dollars, U.S. Dollars, Euros, Pounds Sterling or such other currency as agreed by the Borrower Representative and the Administrative Agent in accordance with Section 2.16 (each such loan (including any Protective Advances), a “Revolving Credit Loan”) in an aggregate principal amount in Dollars or the Equivalent Amount in Dollars of a Revolving Credit Loan made in any other currency not to exceed at any time outstanding the amount of such Lender’s Revolving Credit Commitment at such time; provided that any of the foregoing such Revolving Credit Loans (A) shall be made at any time and from time to time on and after the Sixth Closing Date and prior to the Revolving Credit Maturity Date, (B) may, at the option of the Borrower Representative, be incurred, maintained and/or rolled over as, and/or converted into, Prime Rate Loans, Banker’s Acceptances or BA Equivalent Notes that are Revolving Credit Loans in Dollars, or ABR Loans or LIBOR Loans that are Revolving Credit Loans in U.S. Dollars or EURIBOR Loans or European Base Rate Loans that are Revolving Credit Loans in Euros or LIBOR Loans that are Revolving Credit Loans in Pounds Sterling; provided that all Revolving Credit Loans made by each of the Lenders pursuant to the same Borrowing shall, unless otherwise specifically provided herein, consist entirely of Revolving Credit Loans of the same Type, (C) may be repaid (without premium or penalty) and reborrowed in accordance with the provisions hereof, (D) shall not, for any Lender (other than the Swingline Lender in its capacity as such and the Administrative Agent in respect of Protective Advances) at any time, after giving effect thereto and to the application of the proceeds thereof, result in such Lender’s Revolving Credit Exposure in respect of any Class of Revolving Credit Loans at such time exceeding such Lender’s Commitments in respect of such Class of Revolving Credit Loans at such time, (E) shall not result in the aggregate amount of the Lenders’ Revolving Credit Exposures of any Class of Revolving Credit Loans at such time exceeding the aggregate Commitments with respect to such Class, (F) shall not, after giving effect thereto and to the application of the proceeds thereof, other than as described in Section 2.1(e), result at any time in the aggregate amount of the Lenders’ Revolving Credit Exposures to CGI Borrower with respect to such Class of Revolving Credit Loans at such time exceeding the CGI Line Cap then in effect, (G) shall not, after giving effect thereto and to the application of the proceeds thereof, other than as described in Section 2.1(e), result at any time in the aggregate amount of the

Lenders’ Revolving Credit Exposures to Swiss Borrower with respect to such Class of Revolving Credit Loans at such time exceeding the Swiss Line Cap then in effect; and (H) shall not, after giving effect thereto and to the application of the proceeds thereof, other than as described in Section 2.1(e), result at any time in the aggregate amount of the Lenders’ Revolving Credit Exposures to CGI Borrower, and the Lenders’ Revolving Credit Exposures to Swiss Borrower, in each case, with respect to such Class of Revolving Credit Loans at such time exceeding the Revolving Credit Line Cap then in effect.

(b) Subject to and upon the terms and conditions herein set forth, the Swingline Lender in its individual capacity agrees, at any time and from time to time on and after the Closing Date and prior to the Swingline Maturity Date, to make a loan or loans (each a “Swingline Loan” and, collectively the “Swingline Loans”) to CGI Borrower in Dollars, U.S. Dollars or Pounds Sterling and to Swiss Borrower in U.S. Dollars, Euros or Pounds Sterling, which Swingline Loans (i) shall be Prime Rate Loans, ABR Loans, European Base Rate Loans or LIBOR Loans in respect of Swingline Loans in Pounds Sterling, (ii) shall have the benefit of the provisions of Section 2.1(c), (iii) shall, in the aggregate for CGI Borrower and Swiss Borrower, not exceed at any time outstanding the Swingline Commitment, (iv) other than as described in Section 2.1(e), shall not, after giving effect thereto and to the application of the proceeds thereof, result at any time in the aggregate amount of the Lenders’ Revolving Credit Exposures with respect to Revolving Credit Commitments and Revolving Credit Loans to CGI Borrower at such time exceeding the CGI Line Cap then in effect, (v) shall not, after giving effect thereto and to the application of the proceeds thereof, other than as described in Section 2.1(e), result at any time in the aggregate amount of the Lenders’ Revolving Credit Exposures with respect to Revolving Credit Commitments and Revolving Credit Loans to Swiss Borrower at such time exceeding the Swiss Line Cap then in effect, (vi) shall not, after giving effect thereto and to the application of the proceeds thereof, other than as described in Section 2.1(e), result at any time in the aggregate amount of the Lenders’ Revolving Credit Exposures with respect to Revolving Credit Commitments and Revolving Credit Loans to CGI Borrower and the Lenders’ Revolving Credit Exposures with respect to Revolving Credit Commitments and Revolving Credit Loans to Swiss Borrower at such time exceeding the Revolving Credit Line Cap then in effect, and (viii) may be repaid and reborrowed in accordance with the provisions hereof. On the Swingline Maturity Date, all Swingline Loans shall be repaid in full. CGI Borrower shall be entitled to avail itself of Swingline Loans by drawing cheques on its Dollar chequing account and U.S. Dollar chequing account, as the case may be, maintained from time to time with the Swingline Lender at the Administrative Agent’s Office (or in such other accounts with the Swingline Lender at such other branch of the Swingline Lender as may be agreed upon by the Swingline Lender and the Borrower Representative from time to time). The debit balance from time to time in any such Dollar account shall be deemed to be a Prime Rate Loan outstanding to CGI Borrower from the Swingline Lender under the applicable Credit Facility. The debit balance from time to time in any such U.S. Dollar account shall be deemed to be an ABR Loan outstanding to CGI Borrower from the Swingline Lender under the applicable Credit Facility. If at any time CGI Borrower is a party to a cash concentration arrangement with the Swingline Lender, the amount of any overdraft from time to time in the Dollar or U.S. Dollar concentration account, as the case may be, of CGI Borrower established pursuant to such arrangement (which for greater certainty may include one of the Dollar or U.S. Dollar accounts identified above) shall, without duplication, be deemed to be a Prime Rate Loan or ABR Loan, as the case may be, outstanding to CGI Borrower from the Swingline Lender under the applicable Credit Facility. The Swingline Lender shall not make any Swingline Loan after receiving a written notice from the Borrower Representative, the Administrative Agent or the Required Lenders stating that a Default or Event of Default exists and is continuing until such time as the Swingline Lender shall have received written notice of (i) rescission of all such notices from the party or parties originally delivering such notice or (ii) the waiver of such Default or Event of Default in accordance with the provisions of Section 14.1. All Swingline Loans outstanding pursuant to the Existing Credit Agreement (if any) shall be deemed to be Swingline Loans outstanding under this Agreement on the Sixth Closing Date.

(c) On any Business Day, the Swingline Lender may, in its sole discretion, give notice to the Administrative Agent that all then-outstanding Swingline Loans shall be funded with a Borrowing of Revolving Loans by the applicable Borrower in which case Revolving Loans constituting ABR Loans in respect of Swingline Loans in U.S. Dollars, Prime Rate Loans in respect of Swingline Loans in Dollars, European Base Rate Loans in respect of Swingline Loans in Euros and LIBOR Loans in respect of Swingline Loans in Pounds Sterling shall be made on the immediately succeeding Business Day (each such Borrowing, a “Mandatory Borrowing”) by each Lender pro rata based on each Lender’s Revolving Credit Commitment Percentage, and the proceeds thereof shall be applied directly to the Swingline Lender to repay the Swingline Lender for such outstanding Swingline Loans. Each Lender hereby irrevocably agrees to make such Revolving Loans upon one Business Day’s notice pursuant to each Mandatory Borrowing in the amount and in the manner specified in the preceding sentence and on the date specified to it in writing by the Swingline Lender notwithstanding (i) that the amount of the Mandatory Borrowing may not comply with the minimum amount for each Borrowing specified in Section 2.2, (ii) whether any conditions specified in Article 8 are then satisfied, (iii) whether a Default or an Event of Default has occurred and is continuing, (iv) the date of such Mandatory Borrowing, or (v) any reduction in the Total Revolving Credit Commitment after any such Swingline Loans were made. In the event that, in the sole judgment of the Swingline Lender, any Mandatory Borrowing cannot for any reason be made on the date otherwise required above (including as a result of the commencement of a proceeding under any Insolvency Laws in respect of any Borrower), each Lender hereby agrees that it shall forthwith purchase from the Swingline Lender (without recourse or warranty) such participation of the outstanding Swingline Loans as shall be necessary to cause the Lenders to share in such Swingline Loans ratably based upon their respective Revolving Credit Commitment Percentages; provided that all principal and interest payable on such Swingline Loans shall be for the account of the Swingline Lender until the date the respective participation is purchased and, to the extent attributable to the purchased participation, shall be payable to such Lender purchasing same from and after such date of purchase.

(d) If the maturity date shall have occurred in respect of any Class of Commitments (the “Expiring Credit Commitment”) at a time when another Class or Classes of Commitments is or are in effect with a longer maturity date (each a “Non-Expiring Credit Commitment” and collectively, the “Non-Expiring Credit Commitments”), then with respect to each outstanding Swingline Loan, if consented to by the Swingline Lender (such consent not to be unreasonably withheld, conditioned or delayed), on the earliest occurring maturity date such Swingline Loan shall be deemed reallocated to the Class or Classes of the Non-Expiring Credit Commitments on a pro rata basis; provided that (x) to the extent that the amount of such reallocation would cause the aggregate credit exposure to exceed the aggregate amount of such Non-Expiring Credit Commitments, immediately prior to such reallocation the amount of Swingline Loans to be reallocated equal to such excess shall be repaid or Cash Collateralized and (y) notwithstanding the foregoing, if a Default or Event of Default has occurred and is continuing, each Borrower shall still be obligated to pay Swingline Loans borrowed by it and allocated to the Lenders holding the Expiring Credit Commitments at the maturity date of the Expiring Credit Commitment or if the Loans have been accelerated prior to the maturity date of the Expiring Credit Commitment. Upon the maturity date of any Class of Commitments, the sublimit for Swingline Loans may be reduced as agreed between the Swingline Lender and the Borrower Representative, without the consent of any other Person.

(e) Protective Advances.

(i)

The Administrative Agent shall be authorized, in its discretion, at any time that any conditions in Article 8 are not satisfied, to make Prime Rate Loans and ABR Loans that are Revolving Loans (other than FILO Credit Loans) (“Protective Advances”) to CGI Borrower and to Swiss Borrower (1) up to an aggregate amount of 10% of the Total Revolving Credit Commitments outstanding at any time, if the Administrative Agent deems such Revolving Credit Loans necessary or desirable to preserve or protect Collateral, the Secured Parties’ rights under the Credit Documents or which is otherwise for the benefit of the Secured Parties and/or to enhance the collectability or repayment of Obligations; or (2) to pay any other amounts chargeable to Credit Parties under any Credit Documents, including costs, fees and expenses. Each Protective Advance shall be subject to all the terms and conditions applicable to other Revolving Loans. Protective Advances may be made in a principal amount that would cause the aggregate of all of the Lenders’ Revolving Credit Exposure to exceed the Line Cap, that would cause the aggregate of all of the Lenders’ Revolving Credit Exposures to CGI Borrower with respect to the Revolving Credit Commitments and Revolving Credit Loans to exceed the CGI Line Cap or that would cause the aggregate of all of the Lenders’ Revolving Credit Exposures to Swiss Borrower with respect to the Revolving Credit Commitments and Revolving Credit Loans to exceed the Swiss Line Cap, but in no event shall Protective Advances be required that would cause the aggregate Revolving Credit Exposures of all Lenders with respect to the Revolving Credit Commitments and Revolving Credit Loans to exceed the aggregate Revolving Credit Commitments of all Lenders. Each Lender shall participate in each Protective Advance on a pro rata basis based upon its Revolving Credit Commitment Percentage. Supermajority Lenders may at any time revoke the Administrative Agent’s authority to make further Protective Advances by written notice to the Administrative Agent. Absent such revocation, the Administrative Agent’s determination that funding of a Protective Advance is appropriate shall be conclusive. At any time, the Administrative Agent may request the Lenders to make a Revolving Loan to repay a Protective Advance on the same terms as are applicable to Swingline Loans under Section 2.1(c). At any other time, the Administrative Agent may require the Lenders to fund their risk participations described in Section 2.1(e)(ii).

(ii)

Upon the making of a Protective Advance by the Administrative Agent (whether before or after the occurrence of a Default or Event of Default), each Lender shall be deemed, without further action by any party hereto, unconditionally and irrevocably to have purchased from the Administrative Agent without recourse or warranty, an undivided interest and participation in such Protective Advance in proportion to its Revolving Credit Commitment Percentage. From and after the date, if any, on which any Lender is required to fund its participation in any Protective Advance purchased hereunder, the Administrative Agent shall promptly distribute to such Lender, such Lender’s Revolving Credit Commitment Percentage of all payments of principal and interest and all proceeds of Collateral (if any) received by the Administrative Agent in respect of such Protective Advance.

(iii)

The making by the Administrative Agent of a Protective Advance shall not modify or abrogate any of the provisions hereof regarding the Lenders’ obligations to purchase participations with respect to Letters of Credit Outstanding or Swingline Loans.

2.1A FILO Credit Commitments

Subject to and upon the terms and conditions herein set forth, each Lender with FILO Credit Commitments severally agrees to make FILO Credit Loans to the Borrowers (including, where applicable, loans by way of Banker’s Acceptances or BA Equivalent Notes) denominated in Dollars, U.S. Dollars, Euros, Pounds Sterling or such other currency as agreed by the Borrower Representative and the Administrative Agent in accordance with Section 2.16 (each such loan, a “FILO Credit Loan”) in an aggregate principal amount in Dollars or the Equivalent Amount in Dollars of a FILO Credit Loan made in any other currency not to exceed at any time outstanding the amount of such Lender’s FILO Credit Commitment at such time; provided that any of the foregoing such FILO Credit Loans (A) shall be made at any time and from time to time on and after the Sixth Closing Date and prior to the FILO Credit Maturity Date, (B) may, at the option of the Borrower Representative, be incurred, maintained and/or rolled over as, and/or converted into, Prime Rate Loans, Banker’s Acceptances or BA Equivalent Notes that are FILO Credit Loans in Dollars, or ABR Loans or LIBOR Loans that are FILO Credit Loans in U.S. Dollars or EURIBOR Loans or European Base Rate Loans that are FILO Credit Loans in Euros or LIBOR Loans that are FILO Credit Loans in Pounds Sterling; provided that all FILO Credit Loans made by each of the Lenders pursuant to the same Borrowing shall, unless otherwise specifically provided herein, consist entirely of FILO Credit Loans of the same Type, (C) may be repaid (without premium or penalty) and reborrowed in accordance with the provisions hereof, (D) shall not, for any Lender, at any time, after giving effect thereto and to the application of the proceeds thereof, result in such Lender’s Revolving Credit Exposure with respect to the FILO Credit Loans and FILO Credit Commitments at such time exceeding such Lender’s FILO Credit Commitments at such time, and (E) shall not, after giving effect thereto and to the application of the proceeds thereof, other than as described in Section 2.1A, result at any time in the aggregate amount of the Lenders’ Revolving Credit Exposure with respect to the FILO Credit Commitments and FILO Credit Loans to exceed the FILO Credit Line Cap then in effect.

2.2 Minimum Amount of Each Borrowing; Maximum Number of Borrowings

The aggregate principal amount of each Borrowing of Revolving Loans shall be in a minimum amount of at least the Minimum Borrowing Amount for such Type of Loans and Swingline Loans shall be in a minimum amount of $100,000, U.S.$100,000, €100,000 or £100,000, as applicable, and in a multiple of $100,000, U.S.$100,000, €100,000 or £100,000, respectively, in excess thereof (except that Mandatory Borrowings shall be made in the amounts required by Section 2.1(c), Protective Advances shall be made in the amounts required by Section 2.1(e) and Revolving Loans to reimburse the Letter of Credit Issuer with respect to any Unpaid Drawing shall be made in the amounts required by Section 3.3 or Section 3.4, as applicable). More than one Borrowing may be incurred on any date; provided that at no time shall there be outstanding more than twenty-five (25) Borrowings by way of Banker’s Acceptances and BA Equivalent Notes, LIBOR Loans or EURIBOR Loans that are Revolving Loans under this Agreement.

2.3 Notice of Borrowing

(a) Whenever a Borrower desires to incur Revolving Loans (other than Mandatory Borrowings, Protective Advances or borrowings to repay Unpaid Drawings), the Borrower Representative shall give the Administrative Agent at the Administrative Agent’s Office, (i) prior to 1:00 p.m. (Toronto time) at least three (3) Business Days’ prior written notice of each Borrowing of Revolving Loans that are LIBOR Loans, EURIBOR Loans or by way of Banker’s Acceptances and BA Equivalent Notes and (ii) prior to 1:00 p.m. (Toronto time) one Business Day prior to such Borrowing written notice of each Borrowing of Revolving Loans that are Prime Rate Loans, ABR Loans or European Base Rate Loans (or such shorter notice as is approved by the Administrative Agent in its reasonable discretion). Each such notice (a “Notice of Borrowing”), except as otherwise expressly provided in Section 2.10, shall specify (v) the aggregate principal amount of the Revolving Loans, and the Class or Classes of Revolving Loans, to be made pursuant to such Borrowing, (w) the date of Borrowing (which shall be a Business Day), (x) whether the respective Borrowing shall be in Dollars and shall consist of Prime Rate Loans or Banker’s Acceptances and BA Equivalent Notes, shall be in U.S. Dollars and shall consist of ABR Loans or LIBOR Loans, shall be in Euros and shall consist of European Base Rate Loans or EURIBOR Loans or shall be in Pounds Sterling and shall consist of LIBOR Loans, in each case that are Revolving Loans, (y) in respect of Borrowings by way of Banker’s Acceptances and BA Equivalent Notes, LIBOR Loans or EURIBOR Loans, the Interest Period to be initially applicable thereto and (z) the identity of the applicable Borrower. If no election of an Interest Period is specified in any such Notice of Borrowing by way of Banker’s Acceptances and BA Equivalent Notes, LIBOR Loans or EURIBOR Loans, such notice shall be deemed a request for an Interest Period of one (1) month. If no election is made as to the Type of Revolving Loan, such notice shall be deemed a request for a Borrowing of Prime Rate Loans in Dollars, ABR Loans in U.S. Dollars, European Base Rate Loans in Euros or LIBOR Loans in Pounds Sterling, as applicable, and, if the currency is not specified, such notice shall be deemed a request for a Borrowing in Dollars by CGI Borrower and in U.S. Dollars by Swiss Borrower. The Administrative Agent shall promptly give each applicable Lender written notice of each proposed Borrowing of Revolving Loans, of such Lender’s Revolving Credit Commitment Percentage in respect of the Class of Revolving Loans being borrowed, of the identity of the Borrower, the Type of Borrowing being requested, the Interest Period or Interest Periods applicable thereto, as appropriate, and of the other matters covered by the related Notice of Borrowing.

(b) Whenever a Borrower desires to incur Swingline Loans hereunder, the Borrower Representative shall give the Swingline Lender written notice with a copy to the Administrative Agent of each Borrowing of Swingline Loans prior to 12:00 p.m. (Toronto time) on the date of such Borrowing. Each such notice shall specify (w) whether the Borrowing will be in U.S. Dollars, Dollars, Euros or Pounds Sterling, (x) the aggregate principal amount of the Swingline Loans to be made pursuant to such Borrowing, (y) the date of Borrowing (which shall be a Business Day), and (z) the identity of the applicable Borrower.

(c) Mandatory Borrowings shall be made upon the notice specified in Section 2.1(c), with each Borrower irrevocably agreeing, by its incurrence of any Swingline Loan, to the making of Mandatory Borrowings as set forth in such Section.

(d) Borrowings to reimburse Unpaid Drawings shall be made upon the notice specified in Section 3.4(a).

(e) Without in any way limiting the obligation of the Borrower Representative to confirm in writing any notice it shall give hereunder by telephone (which such obligation is absolute), the Administrative Agent may act prior to receipt of written confirmation without liability upon the basis of such telephonic notice believed by the Administrative Agent in good faith to be from an Authorized Officer of the Borrower Representative.

2.4 Disbursement of Funds

(a) No later than 1:00 p.m. (Toronto time) on the date specified in each Notice of Borrowing (including Mandatory Borrowings), each Lender shall make available to the Administrative Agent its pro rata portion, if any, of each Borrowing requested to be made on such date in the manner provided below; provided that all Swingline Loans to CGI Borrower shall be made available in the full amount thereof by the Swingline Lender no later than 4:00 p.m. (Toronto time) and all Swingline Loans to the Swiss Borrower shall be sent by ACH or wire transfer by the Swingline Lender to an account of the Swiss Borrower designated by the Borrower Representative to the Swingline Lender no later than 4:00 p.m. (Toronto time).

(b) Each Lender shall make available all amounts it is to fund to the applicable Borrower under any Borrowing for its applicable Commitments, and in Same Day Funds to the Administrative Agent at the Administrative Agent’s Office (or such other place as the Administrative Agent may request) and the Administrative Agent will (except in the case of Mandatory Borrowings and Borrowings to repay Unpaid Drawings) make available to the applicable Borrower, by depositing to an account or accounts designated by the Borrower Representative to the Administrative Agent the aggregate of the amounts so made available in Dollars, U.S. Dollars, Euros, Pounds Sterling or any applicable Alternative Currency, as applicable. Unless the Administrative Agent shall have been notified by any Lender prior to the date of any such Borrowing that such Lender does not intend to make available to the Administrative Agent its portion of the Borrowing or Borrowings to be made on such date, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent on such date of Borrowing, and the Administrative Agent, in reliance upon such assumption, may (in its sole discretion and without any obligation to do so) make available to the applicable Borrower a corresponding amount. If such corresponding amount is not in fact made available to the Administrative Agent by such Lender and the Administrative Agent has made available such amount to the applicable Borrower, the Administrative Agent shall be entitled to recover such corresponding amount from such Lender. If such Lender does not pay such corresponding amount forthwith upon the Administrative Agent’s demand therefor, the Administrative Agent shall promptly notify the Borrower Representative and the Borrower Representative shall immediately pay (or cause to be paid) such corresponding amount to the Administrative Agent in Dollars, U.S. Dollars, Euros or Pounds Sterling, as applicable. The Administrative Agent shall also be entitled to recover from such Lender or the applicable Borrower interest on such corresponding amount in respect of each day from the date such corresponding amount was made available by the Administrative Agent to the applicable Borrower to the date such corresponding amount is recovered by the Administrative Agent, at a rate per annum equal to (i) if paid by such Lender, the Overnight Rate or (ii) if paid by a Borrower, the then-applicable rate of interest or fees, calculated in accordance with Section 2.8, for the respective Loans.

(c) Nothing in this Section 2.4 shall be deemed to relieve any Lender from its obligation to fulfill its commitments hereunder or to prejudice any rights that the Borrowers may have against any Lender as a result of any default by such Lender hereunder (it being understood, however, that no Lender shall be responsible for the failure of any other Lender to fulfill its commitments hereunder).

2.5 Repayment of Loans; Evidence of Debt

(a) Each Borrower shall repay to the Administrative Agent, for the benefit of the Lenders, on the Revolving Credit Maturity Date, each then outstanding Revolving Credit Loan made to such Borrower in the currency in which such Revolving Credit Loan was denominated on the date advanced. Each Borrower shall repay to the Administrative Agent for the benefit of the Lenders, on each Extended Revolving Loan Maturity Date, each then-outstanding Extended Revolving Credit Loan made to such Borrower in the currency in which such Extended Revolving Credit Loan was denominated on the date advanced. Each Borrower shall repay to the Swingline Lender, on the Swingline Maturity Date, each then-outstanding Swingline Loan made to such Borrower in the currency in which such Swingline Loan was denominated on the date advanced.

(b) Subject to the provisions of Section 2.20, each Borrower shall repay to the Administrative Agent, for the benefit of the Lenders holding FILO Credit Loans on the FILO Credit Maturity Date, each then outstanding FILO Credit Loan made to such Borrower in the currency in which such FILO Credit Loan was denominated on the date advanced.

(c) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of the Borrowers to the appropriate lending office of such Lender resulting from each Loan made by such lending office of such Lender from time to time, including the amounts of principal and interest payable and paid to such lending office of such Lender from time to time under this Agreement and the currency in which such Loans are denominated.

(d) The Administrative Agent shall maintain the Register pursuant to Section 14.6(b), and a subaccount for each Lender, in which Register and subaccounts (taken together) shall be recorded (i) the amount of each Loan made hereunder, the currency in which such Loan is denominated, whether such Loan is a Revolving Credit Loan, FILO Credit Loan, Incremental Revolving Credit Loan, Extended Revolving Credit Loan or Swingline Loan, as applicable, the Type of each Loan made, the name of the applicable Borrower and the Interest Period, if any, applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrowers to each Lender hereunder, and (iii) the amount of any sum received by the Administrative Agent hereunder from the Borrowers and each Lender’s share thereof.

(e) The entries made in the Register and accounts and subaccounts maintained pursuant to clauses (c) and (d) of this Section 2.5 shall, to the extent permitted by applicable law, be prima facie evidence, absent manifest error, of the existence and amounts of the obligations of the Borrowers therein recorded; provided, however, that the failure of any Lender, the Administrative Agent or the Swingline Lender to maintain such account, such Register or subaccount, as applicable, or any error therein, shall not in any manner affect the obligation of any Borrower to repay (with applicable interest) the Loans made to such Borrower by such Lender in accordance with the terms of this Agreement.

(f) Each Borrower hereby agrees that, upon request of any Lender at any time and from time to time after a Borrower has made an initial borrowing hereunder, such Borrower shall provide to such Lender, at the Borrower’s own expense, a promissory note, substantially in the form of Exhibit G, evidencing the Revolving Loans and Swingline Loans, if any, respectively, owing by such Borrower to such Lender. Thereafter, unless otherwise agreed to by the applicable Lender, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 14.6) be represented by one or more promissory notes in such form payable to the payee named therein (or, if requested by such payee, to such payee or its registered assigns).

2.6 Conversions and Continuations

(a) Subject to the penultimate sentence of this clause (a), (x) the Borrowers shall have the option on any Business Day to convert all or a portion equal to at least $100,000 of the outstanding principal amount of Revolving Loans of one Type into a Borrowing or Borrowings of another Type in the same currency and (y) the Borrowers shall have the option on any Business Day to continue the outstanding principal amount of any LIBOR Loans as LIBOR Loans or EURIBOR Loans as EURIBOR Loans for an additional Interest Period and to rollover any Banker’s Acceptances and BA Equivalent Notes for an additional Interest Period; provided that (i) no partial conversion or rollover, as the case may be, of LIBOR Loans, EURIBOR Loans or Banker’s Acceptances and BA Equivalent Notes shall reduce the outstanding principal amount of LIBOR Loans, EURIBOR Loans or Banker’s Acceptances and BA Equivalent Notes made pursuant to a single Borrowing to less than the applicable Minimum Borrowing Amount, (ii) ABR Loans may not be converted into LIBOR Loans, Prime Rate Loans may not be converted into Banker’s Acceptances and BA Equivalent Notes and European Base Rate Loans may not be converted into EURIBOR Loans if an Event of Default is in existence on the date of the conversion and the Administrative Agent has or the Required Lenders have determined in its or their sole discretion not to permit such conversion, (iii) LIBOR Loans, Banker’s Acceptances and BA Equivalent Notes and EURIBOR Loans may not be continued or rolled over, as the case may be, as LIBOR Loans, Banker’s Acceptances and BA Equivalent Notes or EURIBOR Loans, respectively, for an additional Interest Period if an Event of Default is in existence on the date of the proposed continuation or rollover and the Administrative Agent has or the Required Lenders have determined, in its or their sole discretion, not to permit such continuation or such rollover, as applicable, (iv) Borrowings resulting from conversions pursuant to this Section 2.6 shall be limited in number as provided in Section 2.2, and (v) if less than a full Borrowing of Revolving Loans is converted, such conversion shall be made pro rata among the Lenders based upon their Revolving Credit Commitment Percentage of the applicable Class or Classes in accordance with the respective principal amounts of the Revolving Loans comprising such Borrowing held by such Lenders immediately prior to such conversion. Each such conversion, continuation or rollover shall be effected by the Borrower Representative by giving the Administrative Agent at the Administrative Agent’s Office, prior to 1:00 p.m. (Toronto time), at least (i) three (3) Business Days’, in the case of a continuation or rollover of, or conversion to, LIBOR Loans, EURIBOR Loans or Banker’s Acceptances and BA Equivalent Notes, or (ii) one Business Day’s, in the case of a conversion into Prime Rate Loans, ABR Loans or European Base Rate Loans, prior written notice (each, a “Notice of Conversion or Continuation” substantially in the form of Exhibit H) specifying the Loans to be so converted, continued or rolled over, as the case may be, the Type of Loans to be converted into, continued or rolled over, as the case may be, and, if such Loans are to be converted into, or continued or rolled over as LIBOR Loans, EURIBOR Loans or Banker’s Acceptances and BA Equivalent Notes, as applicable, the Interest Period to be applicable thereto. If no Interest Period is specified in any such notice with respect to any conversion to, or continuation or rollover of, a LIBOR Loan, EURIBOR Loans or Banker’s Acceptances and BA Equivalent Notes, the Borrower Representative shall be deemed to have selected an Interest Period of one-month’s duration. The Administrative Agent shall give each applicable Lender notice as promptly as practicable of any such proposed conversion, continuation or rollover affecting any of its Loans.

(b) If any Event of Default is in existence at the time of any proposed continuation or rollover of any LIBOR Loans, EURIBOR Loans or Banker’s Acceptances and BA Equivalent Notes and the Administrative Agent has or the Required Lenders have determined in its or their sole discretion not to permit such continuation or rollover, such LIBOR Loans shall be automatically converted on the last day of the current Interest Period into ABR Loans, such Banker’s Acceptances and BA Equivalent Notes shall be automatically rolled over on the last day of the current Interest Period into Prime Rate Loans and such EURIBOR Loans shall be automatically rolled over on the last day of the current Interest Period into European Base Rate Loans. If upon the expiration of any Interest Period in respect of LIBOR Loans, Banker’s Acceptances and BA Equivalent Notes or EURIBOR Loans, a Borrower has failed to elect a new Interest Period to be applicable thereto as provided in clause (a), such Borrower shall be deemed to have continued such LIBOR Loan as a LIBOR Loan with an Interest Period of one month or to have rolled over such Banker’s Acceptances and BA Equivalent Notes as Banker’s Acceptances and BA Equivalent Notes with an Interest Period of one month or to have continued such EURIBOR Loan as a EURIBOR Loan with an Interest Period of one month.

2.7 Pro Rata Borrowings

Each Borrowing of Revolving Credit Loans (other than Swingline Loans and Protective Advances) under this Agreement shall be made by the Lenders pro rata on the basis of their then-applicable Revolving Credit Commitments. Each Borrowing of FILO Credit Loans under this Agreement shall be made by the Lenders pro rata on the basis of their then-applicable FILO Credit Commitments. Each Borrowing of Incremental Revolving Credit Loans under this Agreement shall be made by the Lenders pro rata on the basis of their then-applicable Incremental Revolving Credit Commitments. Each Borrowing of Extended Revolving Credit Loans under this Agreement shall be made by the Extending Lenders pro rata on the basis of their then-applicable Extended Revolving Credit Commitments. It is understood that (a) no Lender shall be responsible for any default by any other Lender in its obligation to make Loans hereunder and that each Lender severally but not jointly shall be obligated to make the Loans provided to be made by it hereunder, regardless of the failure of any other Lender to fulfill its commitments hereunder and (b) other than as expressly provided herein with respect to a Defaulting Lender, failure by a Lender to perform any of its obligations under any of the Credit Documents shall not release any Person from performance of its obligation under any Credit Document.

2.8 Interest

(a) The unpaid principal amount of each Prime Rate Loan shall bear interest from the date of the Borrowing thereof until maturity (whether by acceleration or otherwise) at a rate per annum that shall at all times be the Applicable Margin for Prime Rate Loans plus the Prime Rate, in each case, in effect from time to time.

(b) The unpaid principal amount of each ABR Loan shall bear interest from the date of the Borrowing thereof until maturity (whether by acceleration or otherwise) at a rate per annum that shall at all times be the Applicable Margin for ABR Loans plus the ABR, in each case, in effect from time to time.

(c) The unpaid principal amount of each European Base Rate Loan shall bear interest from the date of the Borrowing thereof until maturity (whether by acceleration or otherwise) at a rate per annum that shall at all times be the Applicable Margin for European Base Rate Loans plus the European Base Rate, in each case, in effect from time to time

(d) The unpaid principal amount of each LIBOR Loan shall bear interest from the date of the Borrowing thereof until maturity thereof (whether by acceleration or otherwise) at a rate per annum that shall at all times be the Applicable Margin for LIBOR Loans plus the relevant LIBO Rate.

(e) The unpaid principal amount of each EURIBOR Loan shall bear interest from the date of the Borrowing thereof until maturity thereof (whether by acceleration or otherwise) at a rate per annum that shall at all times be the Applicable Margin for EURIBOR Loans plus the relevant EURIBOR.

(f) If all or a portion of (i) the principal amount of any Loan, (ii) any interest payable thereon, or (iii) any other amount payable hereunder, shall not be paid when due (whether at the stated maturity, by acceleration or otherwise but after giving effect to any grace period set forth herein), such overdue amount shall bear interest at a rate per annum that is (the “Default Rate”) (x) in the case of overdue principal or any interest thereon, the rate that would otherwise be applicable thereto plus 2.00% or (y) in the case of any other overdue amount, including overdue interest thereon, to the extent permitted by applicable law, the rate described in Section 2.8(a) plus 2.00% for amounts in Dollars, the rate described in Section 2.8(b) plus 2.00% for amounts in U.S. Dollars, the rate described in Section 2.8(c) plus 2.00 % for amounts in Euros and the rate described in Section 2.8(d) plus 2.00 % for amounts in Pounds Sterling, in each case from the date of such non-payment to the date on which such amount is paid in full (after as well as before judgment).

(g) Interest on each Loan shall accrue from and including the date of any Borrowing to but excluding the date of any repayment thereof; provided that any Loan that is repaid on the same date on which it is made shall bear interest for one day. Except as provided below, interest shall be payable (i) in respect of each Prime Rate Loan, ABR Loan and European Base Rate Loan, quarterly in arrears on the first Business Day of each April, July, October and January for the accrued and unpaid amount during the applicable preceding three-month period, (ii) in respect of each LIBOR Loan and EURIBOR Loan, on the last day of each Interest Period applicable thereto and, in the case of an Interest Period in excess of three months, on each date occurring at three-month intervals after the first day of such Interest Period, and (iii) in respect of each Loan, (A) on any prepayment in respect of LIBOR Loans or EURIBOR Loans, (B) at maturity (whether by acceleration or otherwise), and (C) after such maturity, on demand.

(h) All computations of interest hereunder shall be made in accordance with Section 6.5.

(i) The Administrative Agent, upon determining the interest rate for any Borrowing of LIBOR Loans or EURIBOR Loans, shall promptly notify the Borrower Representative and the relevant Lenders thereof. Each such determination shall, absent clearly demonstrable error, be final and conclusive and binding on all parties hereto.

(j) For the purposes of this Agreement, whenever interest is to be calculated on the basis of a period of time other than a calendar year, the annual rate of interest to which each rate of interest determined pursuant to such calculation is equivalent for the purposes of the Interest Act (Canada) is such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by the number of days used in the basis of such determination.

(k)

(i)	The rates of interest provided for in this Agreement, including, without limitation under this Section 2.8 are minimum interest rates.

(ii)

When entering into this Agreement, each of the parties hereto have assumed that the interest payable at the rates set out in this Section 2.8 or in other provisions of this Agreement is not and will not become subject to Swiss Withholding Tax. Notwithstanding the foregoing, if any payment of interest will be subject to Swiss Withholding Tax, they agree that, if a tax deduction (the “Tax Deduction”) is required by law to be made by the Swiss Borrower in respect of any interest payable by it under this Agreement (taking into account the exceptions set out in Section 6.4(a)(ii)) and should, in respect of the Swiss Borrower, Section 6.4(a)(ii) be unenforceable for any reason, the applicable interest rate in relation to that interest payment shall be (x) the interest rate which would have applied to that interest payment as provided for in this Agreement in the absence of this Section 2.8(k) divided by (y) 1 minus the rate at which the relevant Tax Deduction is required to be made (where the rate at which the relevant deduction or withholding of tax is required to be made is for this purpose expressed as a fraction of 1 rather than as a percentage) and (a) the Swiss Borrower shall be obliged to pay the relevant interest at the adjusted rate in accordance with this Section 2.8(k), (b) the Swiss Borrower shall make the Tax Deduction on the recalculated interest, (c) all references to a rate of interest in this Agreement shall be construed accordingly, and (d) all provisions in Section 6.4 (other than Section 6.4(a)(ii)) shall apply to the Tax Deduction on the recalculated interest payment.

(iii)

To the extent that interest payable by the Swiss Borrower under this Agreement becomes subject to Swiss Withholding Tax, each relevant affected Secured Party and the Swiss Borrower shall promptly co-operate in completing any procedural formalities (including submitting forms and documents required by the appropriate tax authority) to the extent possible and necessary for the Swiss Borrower to obtain authorization to make interest payments without them being subject to Swiss Withholding Tax.

2.9 Interest Periods

At the time the Borrower Representative gives a Notice of Borrowing in accordance with Section 2.3(a) in respect of the making of, or Notice of Conversion or Continuation in accordance with Section 2.6(a) in respect of a rollover of, conversion into or continuation as, as the case may be, a Borrowing by way of Banker’s Acceptances and BA Equivalent Notes, LIBOR Loans or EURIBOR Loans the Borrower Representative shall give the Administrative Agent written notice of the Interest Period applicable to such Borrowing, which Interest Period shall, at the option of the Borrower Representative be a 15 day or one, two, three or six month period (or if available to all the Lenders making such LIBOR Loans or EURIBOR Loans or issuing such Banker’s Acceptances and BA Equivalent Notes, as the case may be, as determined by such Lenders in good faith based on prevailing market conditions, a twelve month period or a period shorter than one month (other than a 15 day period)).

Notwithstanding anything to the contrary contained above:

(a)

the initial Interest Period for any Borrowing by way of Banker’s Acceptances and BA Equivalent Notes. LIBOR Loans or EURIBOR Loans shall commence on the date of such Borrowing (including the date of any conversion) and each Interest Period occurring thereafter in respect of such Borrowing shall commence on the day on which the next preceding Interest Period expires;

(b)

if any Interest Period relating to a Borrowing of LIBOR Loans or EURIBOR Loans begins on the last Business Day of a calendar month or begins on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period, such Interest Period shall end on the last Business Day of the calendar month at the end of such Interest Period;

(c)

if any Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day; provided that if any Interest Period in respect of a LIBOR Loan or EURIBOR Loan would otherwise expire on a day that is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the immediately preceding Business Day; and

(d)

the Borrowers shall not be entitled to elect any Interest Period in respect of any LIBOR Loan or EURIBOR Loan, or Borrowing by way of Banker’s Acceptances and BA Equivalent Notes if such Interest Period would extend beyond the Maturity Date of such Loan.

2.10 Increased Costs, Illegality, Etc. of LIBOR Loans and EURIBOR Loans

(a) In the event that (x) in the case of clause (i) below, the Administrative Agent and (y) in the case of clauses (ii) and (iii) below, the Required Lenders shall have reasonably determined (which determination shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto):

(i)

on any date for determining the LIBO Rate or EURIBOR (or any alternate rate designated pursuant to Section 1.14) for any Interest Period that (x) deposits in the principal amounts and currencies of the Loans comprising such LIBOR or EURIBOR Borrowing are not generally available in the relevant market or (y) by reason of any changes arising on or after the Closing Date affecting the interbank LIBOR or EURIBOR market, adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided for in the definition of LIBO Rate or EURIBOR; or

(ii)

at any time, that such Lenders shall incur increased costs or reductions in the amounts received or receivable hereunder with respect to any LIBOR Loans or EURIBOR Loan (including any increased costs or reductions attributable to Taxes, other than any increase or reduction attributable to (x) Taxes described in clauses (i) and (ii) of paragraph (d) of this Section 2.10 and (y) Other Taxes) because of any Change in Law; or

(iii)

at any time, that the making or continuance of any LIBOR Loan or EURIBOR Loan has become unlawful by compliance by such Lenders in good faith with any law, governmental rule, regulation, guideline or order (or would conflict with any such governmental rule, regulation, guideline or order not having the force of law even though the failure to comply therewith would not be unlawful), or has become impracticable as a result of a contingency occurring after the Closing Date that materially and adversely affects the interbank LIBOR market or EURIBOR market;

(such Loans, “Impacted Loans”), then, and in any such event, such Required Lenders (or the Administrative Agent, in the case of clause (i) above) shall within a reasonable time thereafter give notice (if by telephone, confirmed in writing) to the Borrower Representative, and to the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to each of the other Lenders). Thereafter (x) in the case of clause (i) above, LIBOR Loan or EURIBOR Loan shall no longer be available until such time as the Administrative Agent notifies the Borrower Representative and the Lenders that the circumstances giving rise to such notice by the Administrative Agent no longer exist (which notice the Administrative Agent agrees to give at such time when such circumstances no longer exist), and any Notice of Borrowing or Notice of Conversion or Continuation given by the Borrower Representative with respect to LIBOR Loan or EURIBOR Loan that have not yet been incurred shall be deemed rescinded by the Borrower Representative, (y) in the case of clause (ii) above, the applicable Borrower(s) shall pay to such Lenders, promptly after receipt of written demand therefor such additional amounts (in the form of an increased rate of, or a different method of calculating, interest or otherwise as such Required Lenders in their reasonable discretion shall determine) as shall be required to compensate such Lenders for such actual increased costs or reductions in amounts receivable hereunder (it being agreed that a written notice as to the additional amounts owed to such Lenders, showing in reasonable detail the basis for the calculation thereof, submitted to the Borrower Representative by such Lenders shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto), and (z) in the case of subclause (iii) above, the Borrower Representative shall take one of the actions specified in subclause (x) or (y), as applicable, of Section 2.10(b) promptly and, in any event, within the time period required by law.

Notwithstanding the foregoing, if the Administrative Agent has made the determination described in Section 2.10(a)(i)(x), the Administrative Agent, in consultation with the Borrower Representative and the affected Lenders, may establish an alternative interest rate for the Impacted Loans, in which case, such alternative rate of interest shall apply with respect to the Impacted Loans until (1) the Administrative Agent revokes the notice delivered with respect to the Impacted Loans under clause (x) of the first sentence of the immediately preceding paragraph, (2) the Administrative Agent notifies the Borrower Representative or the Required Lenders notify the Administrative Agent and the Borrower Representative that such alternative interest rate does not adequately and fairly reflect the cost to such Lenders of funding the Impacted Loans, or (3) any Lender reasonably determines that any law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for such Lender or its applicable lending office to make, maintain or fund Loans whose interest is determined by reference to such alternative rate of interest or to determine or charge interest rates based upon such rate or any Governmental Authority has imposed material restrictions on the authority of such Lender to do any of the foregoing and provides the Administrative Agent and the Borrower Representative written notice thereof.

(b) At any time that any LIBOR Loan or EURIBOR Loan is affected by the circumstances described in Section 2.10(a)(i)(y) or Section 2.10(a)(ii) or (iii), the Borrower Representative may (and in the case of a LIBOR Loan or EURIBOR Loan affected pursuant to Section 2.10(a)(iii) shall) either (x) if a Notice of Borrowing or Notice of Conversion or Continuation with respect to the affected LIBOR Loan or EURIBOR Loan has been submitted pursuant to Section 2.3 or Section 2.6, as applicable, but the affected LIBOR Loan or EURIBOR Loan has not been funded or continued, cancel such requested Borrowing by giving the Administrative Agent written notice thereof on the same date that the Borrower Representative was notified by the Administrative Agent pursuant to Section 2.10(a)(i)(y) or the Lenders pursuant to Section 2.10(a)(ii) or (iii), as applicable, or (y) if the affected LIBOR Loan or EURIBOR Loan is then outstanding, (I) upon at least three (3) Business Days’ notice to the Administrative Agent, require the affected Lender to convert each such LIBOR Loan or EURIBOR Loan into an ABR Loan or European Base Rate Loan, respectively, and (II) unless the Administrative Agent and the Borrower Representative agree to a substitute rate, in which case such substitute rate shall be deemed to be the “LIBO Rate,” (1) in the case of any LIBOR Loan or EURIBOR Loan denominated in any currency other than U.S. Dollars, Euros or Pounds Sterling affected by the circumstances described in Section 2.10(a)(i)(y) or (a)(ii), prepay each such LIBOR Loan or EURIBOR Loan, as applicable, at the end of the current Interest Period or (2) in the case of any LIBOR Loan or EURIBOR Loan denominated in any currency other than U.S. Dollars, Euros or Pounds Sterling affected by the circumstances described in Section 2.10(a)(iii), immediately prepay each such LIBOR Loan or EURIBOR Loan, as applicable; provided that if more than one Lender is affected at any time, then all affected Lenders must be treated in the same manner pursuant to this Section 2.10(b).

(c) If, after the Closing Date, any Change in Law relating to capital adequacy or liquidity of any Lender or compliance by any Lender or its parent with any Change in Law relating to capital adequacy or liquidity occurring after the Closing Date, has or would have the effect of reducing the actual rate of return on such Lender’s or its parent’s or its Affiliate’s capital or assets as a consequence of such Lender’s commitments or obligations hereunder to a level below that which such Lender or its parent or its Affiliate could have achieved but for such Change in Law (taking into consideration such Lender’s or its parent’s policies with respect to capital adequacy or liquidity), then from time to time, promptly after demand by such Lender (with a copy to the Administrative Agent), the applicable Borrower shall pay to such Lender such actual additional amount or amounts as will compensate such Lender or its parent for such actual reduction, it being understood and agreed, however, that a Lender shall not be entitled to such compensation as a result of such Lender’s compliance with, or pursuant to any request or directive to comply with, any law, rule or regulation as in effect on the Closing Date or to the extent such Lender is not imposing such charges on, or requesting such compensation from, borrowers (similarly situated to the Borrowers hereunder) under comparable syndicated credit facilities similar to the Credit Facilities. Each Lender, upon determining in good faith that any additional amounts will be payable pursuant to this Section 2.10(c), will give prompt written notice thereof to the Borrower Representative, which notice shall set forth in reasonable detail the basis of the calculation of such additional amounts, although the failure to give any such notice shall not, subject to Section 2.13, release or diminish the applicable Borrower’s obligations to pay additional amounts pursuant to this Section 2.10(c) promptly following receipt of such notice.

(d) It is understood that this Section 2.10 shall not apply to (i) Taxes indemnifiable under Section 6.4 or (ii) Excluded Taxes.

2.11 Compensation

If (a) any payment of principal of any Banker’s Acceptance, BA Equivalent Note, LIBOR Loan or EURIBOR Loan is made by a Borrower to or for the account of a Lender prior to the last day of the Interest Period for such Banker’s Acceptance, BA Equivalent Note, LIBOR Loan or EURIBOR Loan as a result of a payment or conversion pursuant to Sections 2.5, 2.6, 2.10, 6.1, 6.2 or 14.7, as a result of acceleration of the maturity of the Loans pursuant to Article 12 or for any other reason, (b) any Borrowing by way of Banker’s Acceptance, BA Equivalent Note, LIBOR Loans or EURIBOR Loans is not made as a result of a withdrawn Notice of Borrowing or a failure to satisfy borrowing conditions, (c) any ABR Loan is not converted into a LIBOR Loan as a result of a withdrawn Notice of Conversion or Continuation, (d) any Prime Rate Loan is not converted into a Borrowing by way of Banker’s Acceptances or BA Equivalent Note as a result of a withdrawn Notice of Conversion or Continuation, (e) any European Base Rate Loan is not converted into a EURIBOR Loan as a result of a withdrawn Notice of Conversion or Continuation, (f) any Borrowing by way of Banker’s Acceptance, BA Equivalent Note, LIBOR Loan or EURIBOR Loan is not continued as a Borrowing by way of Banker’s Acceptance, BA Equivalent Note, LIBOR Loan or EURIBOR Loan, respectively, as a result of a withdrawn Notice of Conversion or Continuation or (g) any prepayment of principal of any Banker’s Acceptance, BA Equivalent Note, LIBOR Loan or EURIBOR Loan is not made as a result of a withdrawn notice of prepayment pursuant to Sections 6.1 or 6.2, the applicable Borrower shall, after receipt of a written request by such Lender (which request shall set forth in reasonable detail the basis for requesting such amount), promptly pay to the Administrative Agent for the account of such Lender any amounts required to compensate such Lender for any losses, costs or expenses that such Lender may reasonably incur as a result of such payment, failure to convert, failure to continue or failure to prepay, including any loss, cost or expense (excluding loss of anticipated profits) actually incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Lender to fund or maintain such Banker’s Acceptance, BA Equivalent Note, LIBOR Loan or EURIBOR Loan. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender as specified in this Section 2.11 and setting forth in reasonable detail the manner in which such amount or amounts were determined shall be delivered to the Borrower Representative and shall be conclusive, absent manifest error.

Without limitation of the foregoing, in connection with each payment of Banker’s Acceptances and BA Equivalent Notes prior to the expiry of the applicable Interest Period, the applicable Borrower shall Cash Collateralize the full face amount at maturity of each such Banker’s Acceptance and BA Equivalent Note in accordance with Section 3.7.

2.12 Change of Lending Office

Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Sections 2.10(a)(ii), 2.10(a)(iii), 2.10(b), 2.10(c), 3.5 or 6.4 with respect to such Lender, it will, if requested by the Borrower Representative use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans affected by such event; provided that such designation is made on such terms that such Lender and its lending office suffer no material unreimbursed cost or other material economic, legal or regulatory disadvantage, with the object of avoiding the consequence of the event giving rise to the operation of any such Section, provided, further, that each of the Borrowers and the other Credit Parties acknowledge that Canadian Imperial Bank of Commerce and certain of the other Lenders may provide Loans and other accommodations under this Agreement to Swiss Borrower from their respective lending offices in Canada or the United States and each of the Borrowers and the other Credit Parties agree that no such Lender shall be required to comply with this Section 2.12 in the event that providing Loans and other accommodations under this Agreement to Swiss Borrower from their respective lending offices in Canada or the United States gives rise to the operation of Sections 2.10(a)(ii), 2.10(a)(iii), 2.10(b), 2.10(c), 3.5 or 6.4 with respect to such Lender. Nothing in this Section 2.12 shall affect or postpone any of the obligations of the Borrowers or the right of any Lender provided in Sections 2.10, 3.5 or 6.4.

2.13 Notice of Certain Costs

Notwithstanding anything in this Agreement to the contrary, to the extent any notice required by Sections 2.10, 2.11, 3.5 or 6.4 is given by any Lender more than 120 days after such Lender has knowledge (or should have had knowledge) of the occurrence of the event giving rise to the additional cost, reduction in amounts, loss, or other additional amounts described in such Sections, such Lender shall not be entitled to compensation under Sections 2.10, 2.11, 3.5 or 6.4, as the case may be, for any such amounts incurred or accruing prior to the 121st day prior to the giving of such notice to the Borrower Representative.

2.14 Incremental Facilities

(a) The Borrower Representative may by written notice to the Administrative Agent elect to request the establishment of one or more increases in Commitments of any Class (the “Incremental Revolving Credit Commitments”), by an aggregate amount not in excess of the Maximum Incremental Facilities Amount at the time of incurrence thereof and not less than $5,000,000 individually (or such lesser amount as (x) may be approved by the Administrative Agent or (y) shall constitute the Maximum Incremental Facilities Amount at such time) and in a multiple of $100,000 in excess thereof (for certainty, the FILO Credit Commitments provided on the Sixth Closing Date do not constitute Incremental Revolving Credit Commitments and are not established pursuant to this Section 2.14). Each such notice shall specify the date (each, an “Increased Amount Date”) on which the Borrower Representative proposes that the Incremental Revolving Credit Commitments shall be effective. The Borrower Representative may approach any Lender or any Person (other than a natural Person) to provide all or a portion of the Incremental Revolving Credit Commitments; provided that any Lender offered or approached to provide all or a portion of the Incremental Revolving Credit Commitments may elect or decline, in its sole discretion, to provide an Incremental Revolving Credit Commitment, and the Borrower Representative shall have no obligation to approach any existing Lender to provide any Incremental Revolving Credit Commitment. If the existing Lenders approached by the Borrower Representative (if any) are unwilling to increase their applicable commitments by an amount equal to the requested Incremental Revolving Credit Commitments, the Administrative Agent, at the request of and in consultation with Borrower Representative, will use its commercially reasonable efforts to obtain one or more Persons (other than any natural Person) which are not then Lenders (which Persons may be suggested by the Borrower Representative) to become party to the Credit Documents and to provide a commitment to the extent necessary to satisfy Borrower Representative’s request for Incremental Revolving Credit Commitments, as the case may be; provided, however, (a) compensation for any such assistance by the Administrative Agent shall be mutually agreed by the Administrative Agent and Borrower Representative, (b) such assistance shall be subject to the execution of a customary engagement letter and (c) Administrative Agent shall have no obligation to provide any such Incremental Revolving Credit Commitment. In each case, such Incremental Revolving Credit Commitments shall become effective as of the applicable Increased Amount Date; provided that (i) (x) other than as described in the immediately succeeding clause (y), no Event of Default shall exist on such Increased Amount Date immediately before or immediately after giving effect to such Incremental Revolving Credit Commitments or (y) if such Incremental Revolving Credit Commitment is being provided in connection with a Permitted Acquisition or other acquisition constituting a permitted Investment or in connection with refinancing of any Indebtedness that requires an irrevocable prepayment or redemption notice, then no Event of Default under Section 12.1 or Section 12.5 shall exist on such Increased Amount Date, (ii) the Incremental Revolving Credit Commitments shall be effected pursuant to one or more Joinder Agreements executed and delivered by the Borrower Representative and Administrative Agent, and each of which shall be recorded in the Register and shall be subject to the requirements set forth in Section 6.4(e) and (iii) the Borrowers shall make any payments required pursuant to Section 2.11 in connection with the Incremental Revolving Credit Commitments, as applicable. No Lender shall have any obligation to provide any Commitments pursuant to this Section 2.14(a). For all purposes of this Agreement, any Incremental Revolving Credit Commitments made on an Increased Amount Date shall be designated a part of the series of existing Commitments of the applicable Class subject to such increase.

(b) On any Increased Amount Date on which Incremental Revolving Credit Commitments are effected, subject to the satisfaction of the foregoing terms and conditions, (i) each loan made (including, where applicable, a loan made by way of Banker’s Acceptances or BA Equivalent Notes) under an Incremental Revolving Credit Commitment (an “Incremental Revolving Credit Loan”) shall be deemed, for all purposes, a Loan and (ii) each Lender with an Incremental Revolving Credit Commitment (each an “Incremental Revolving Loan Lender”) shall become a Lender with respect to the Incremental Revolving Credit Commitment and all matters relating thereto; provided that the Administrative Agent shall have consented (not to be unreasonably withheld or delayed) to such Incremental Revolving Loan Lender’s providing such Incremental Revolving Credit Commitment to the extent such consent, if any, would be required under Section 14.6(b) for an assignment of Incremental Revolving Credit Loans or Incremental Revolving Credit Commitments, as applicable, to such Incremental Revolving Loan Lender.

(c) On any Increased Amount Date, each Lender in respect of the applicable Class of Commitments immediately prior to such increase will automatically and without further act be deemed to have assigned to each Incremental Revolving Loan Lender in respect of such increase, and each such Incremental Revolving Loan Lender will automatically and without further act be deemed to have assumed, a portion of such Lender’s participations hereunder in outstanding Letters of Credit, so that after giving effect to each such deemed assignment and assumption of participations, the percentage of the aggregate outstanding participations hereunder in such Letters of Credit held by each Lender holding Revolving Loans (including each such Incremental Revolving Loan Lender), as applicable, will equal the percentage of the aggregate Total Revolving Credit Commitments of all Lenders under the Credit Facilities. In connection with any Incremental Revolving Credit Commitment hereunder, upon the request of the Borrower Representative, the Letter of Credit Commitment may be increased with the approval of the Letter of Credit Issuer and the Administrative Agent by an amount not to exceed the amount of such Incremental Revolving Credit Commitment, in their sole and absolute discretion. Additionally, if any Revolving Loans of the Class of Revolving Loans that are being increased are outstanding at the time any Incremental Revolving Credit Commitments are established, the applicable Lenders immediately after effectiveness of such Incremental Revolving Credit Commitments shall purchase and assign at par such amounts of the Revolving Loans of such Class outstanding at such time as the Administrative Agent may require such that all of the Lenders effectively participate in each of the outstanding Revolving Loans of such Class on a pro rata basis of their Revolving Credit Commitment Percentages in respect of such Class immediately after giving effect to all such assignments. The Administrative Agent and the Lenders hereby agree that the minimum borrowing, pro rata borrowing and pro rata payment requirements contained elsewhere in this Agreement shall not apply to the transactions effected pursuant to the immediately preceding sentence.

(d) Incremental Revolving Credit Commitments and Incremental Revolving Credit Loans shall be identical to the Class of Commitments subject to such increase and the related Revolving Loans of such Class; provided, that underwriting, arrangement, upfront or similar fees that may be agreed to among the Borrower Representative and the Lenders providing and/or arranging such Incremental Revolving Credit Commitments may be paid in connection with such Incremental Revolving Credit Commitments.

(e) Each Joinder Agreement may, without the consent of any other Lenders, effect technical and corresponding amendments to this Agreement and the other Credit Documents as may be necessary or appropriate, in the opinion of the Administrative Agent and the Borrower Representative, to effect the provisions of this Section 2.14.

2.15 Extended Facilities

(a) The Borrower Representative may at any time and from time to time request that all or a portion of any Revolving Credit Commitments, any Extended Revolving Credit Commitments and/or any Incremental Revolving Credit Commitments, each existing at the time of such request (each, an “Existing Revolving Credit Commitment” and any related Revolving Loans thereunder, “Existing Revolving Credit Loans”; each Existing Revolving Credit Commitment and related Existing Revolving Credit Loans together being referred to as an “Existing Class”) be converted to extend the termination date thereof (any such Existing Revolving Credit Commitments which have been so extended, “Extended Revolving Credit Commitments” and any related Loans (including, where applicable, loans by way of Banker’s Acceptances or BA Equivalent Notes), “Extended Revolving Credit Loans”) and to provide for other terms consistent with this Section 2.15(a). In order to establish any Extended Revolving Credit Commitments, the Borrower Representative shall provide a notice to the Administrative Agent (who shall provide a copy of such notice to each of the Lenders of the applicable Class of Existing Revolving Credit Commitments which such request shall be offered equally to all such Lenders) (an “Extension Request”) setting forth the proposed terms of the Extended Revolving Credit Commitments to be established, which shall be identical to the terms of the applicable Existing Revolving Credit Commitments (the “Specified Existing Revolving Credit Commitment”) unless (x) the Lenders providing Existing Revolving Credit Commitments receive the benefit of such more favorable terms applicable before the Revolving Credit Termination Date or (y) any such provisions apply after the Revolving Credit Termination Date, in each case, to the extent provided in the applicable Extension Amendment; provided, however, that (w) all or any of the final maturity dates of such Extended Revolving Credit Commitments may be delayed to later dates than the final maturity dates of the Specified Existing Revolving Credit Commitments, (x) (A) the interest margins with respect to the Extended Revolving Credit Commitments may be higher or lower than the interest margins for the Specified Existing Revolving Credit Commitments and/or (B) additional fees and premiums may be payable to the Lenders providing such Extended Revolving Credit Commitments in addition to or in lieu of any increased margins contemplated by the preceding clause (A) and (y) the revolving credit commitment fee rate with respect to the Extended Revolving Credit Commitments may be higher or lower than the revolving credit commitment fee rate for the Specified Existing Revolving Credit Commitment; provided that, notwithstanding anything to the contrary in this Section 2.15 or otherwise, (1) the borrowing and repayment (other than (I) in connection with a permanent repayment and termination of commitments or (II) payments of interest and fees in different rates on Extended Revolving Credit Commitments) of Loans with respect to any Original Revolving Credit Commitments shall be made on a pro rata basis with all other Original Revolving Credit Commitments and (2) assignments and participations of Extended Revolving Credit Commitments and Extended Revolving Credit Loans shall be governed by the same assignment and participation provisions applicable to Revolving Credit Commitments and the Revolving Credit Loans related to such Commitments set forth in Section 14.6. No Lender shall have any obligation to agree to have any of its Revolving Loans or Commitments of any Existing Class converted into Extended Revolving Credit Loans or Extended Revolving Credit Commitments pursuant to any Extension Request. Any Extended Revolving Credit Commitments of any Extension Series shall constitute a separate Class of revolving credit commitments from the Specified Existing Revolving Credit Commitments and from any other Existing Revolving Credit Commitments; provided that any Extended Revolving Credit Commitments converted from an Existing Revolving Credit Commitment may, to the extent provided in the applicable Extension Amendment, be designated as an increase in any then outstanding Class of Commitments other than the Class of Existing Revolving Credit Commitments from which such Extended Revolving Credit Commitments were converted.

(b) Any Lender (an “Extending Lender”) wishing to have all or a portion of its Revolving Credit Commitment, Incremental Revolving Credit Commitment or Extended Revolving Credit Commitment of the Existing Class or Existing Classes subject to such Extension Request converted into Extended Revolving Credit Commitments shall notify the Administrative Agent (an “Extension Election”) on or prior to the date specified in such Extension Request of the amount of its Revolving Credit Commitments, Incremental Revolving Credit Commitments or Extended Revolving Credit Commitments of the Existing Class or Existing Classes, as applicable, subject to such Extension Request that it has elected to convert into Extended Revolving Credit Commitments. In the event that the aggregate amount of Revolving Credit Commitments, Incremental Revolving Credit Commitments or Extended Revolving Credit Commitments of the Existing Class or Existing Classes, as applicable, subject to Extension Elections exceeds the amount of Extended Revolving Credit Commitments requested pursuant to the Extension Request, Revolving Credit Commitments, Incremental Revolving Credit Commitments or Extended Revolving Credit Commitments of the Existing Class or Existing Classes, as applicable, subject to Extension Elections shall be converted to Extended Revolving Credit Commitments on a pro rata basis based on the amount of Revolving Credit Commitments, Incremental Revolving Credit Commitments or Extended Revolving Credit Commitments included in each such Extension Election. Notwithstanding the conversion of any Existing Revolving Credit Commitment into an Extended Revolving Credit Commitment, such Extended Revolving Credit Commitment shall be treated identically to all other Original Revolving Credit Commitments for purposes of the obligations of a Lender in respect of Swingline Loans under Section 2.1(b), Protective Advances pursuant to Section 2.1(e) and Letters of Credit under Article 3, except that the applicable Extension Amendment may provide that the Swingline Maturity Date and/or the L/C Facility Maturity Date may be extended and the related obligations to make Swingline Loans and issue Letters of Credit may be continued so long as the Swingline Lender and/or the Letter of Credit Issuer, as applicable, have consented to such extensions in their sole discretion (it being understood that no consent of any other Lender shall be required in connection with any such extension).

(c) Extended Revolving Credit Commitments shall be established pursuant to an amendment (an “Extension Amendment”) to this Agreement (which, except to the extent expressly contemplated by the last sentence of this Section 2.15(c) and notwithstanding anything to the contrary set forth in Section 14.1, shall not require the consent of any Lender other than the Extending Lenders with respect to the Extended Revolving Credit Commitments established thereby) executed by the Borrower Representative, the Administrative Agent and the Extending Lenders. No Extension Amendment shall provide for any Class of Extended Revolving Credit Commitments in an aggregate principal amount that is less than $5,000,000, and the Borrower Representative may condition the effectiveness of any Extension Amendment on an Extension Minimum Condition, which may be waived by the Borrower Representative in its sole discretion. In addition to any terms and changes required or permitted by Section 2.15(a), each Extension Amendment may, but shall not be required to, impose additional requirements (not inconsistent with the provisions of this Agreement in effect at such time) with respect to the final maturity of Incremental Revolving Credit Commitments incurred following the date of such Extension Amendment. Notwithstanding anything to the contrary in this Section 2.15(c) and without limiting the generality or applicability of Section 14.1 to any Section 2.15 Additional Amendments, any Extension Amendment may provide for additional terms and/or additional amendments other than those referred to or contemplated above (any such additional amendment, a “Section 2.15 Additional Amendment”) to this Agreement and the other Credit Documents; provided that such Section 2.15 Additional Amendments are within the requirements of Section 2.15 and do not become effective prior to the time that such Section 2.15 Additional Amendments have been consented to (including, without limitation, pursuant to (1) consents applicable to holders of Incremental Revolving Credit Commitments provided for in any Joinder Agreement and (2) consents applicable to holders of any Extended Revolving Credit Commitments provided for in any Extension Amendment) by such of the Lenders, Credit Parties and other parties (if any) as may be required in order for such Section 2.15 Additional Amendments to become effective in accordance with Section 14.1.

(d) Notwithstanding anything to the contrary contained in this Agreement, on any date on which any Existing Class is converted to extend the related scheduled maturity date(s) in accordance with Section 2.15(a) (an “Extension Date”), (A) in the case of the Specified Existing Revolving Credit Commitments of each Extending Lender, the aggregate principal amount of such Specified Existing Revolving Credit Commitments shall be deemed reduced by an amount equal to the aggregate principal amount of Extended Revolving Credit Commitments so converted by such Lender on such date, and such Extended Revolving Credit Commitments shall be established as a separate Class of revolving credit commitments from the Specified Existing Revolving Credit Commitments; provided that any Extended Revolving Credit Commitments converted from an Existing Revolving Credit Commitment may, to the extent provided in the applicable Extension Amendment, be designated as an increase in any then outstanding Class of Commitments other than the Class of Existing Revolving Credit Commitments from which such Extended Revolving Credit Commitments were converted and (B) if any Loans of any Extending Lender are outstanding under the applicable Specified Existing Revolving Credit Commitments, such Loans (and any related participations) shall be deemed to be allocated as Extended Revolving Credit Loans (and related participations) and Existing Revolving Credit Loans (and related participations) in the same proportion as such Extending Lender’s Specified Existing Revolving Credit Commitments to Extended Revolving Credit Commitments.

(e) The Administrative Agent and the Lenders (other than the Swingline Lender to the extent such consent is expressly required by this Section 2.15) hereby consent to the consummation of the transactions contemplated by this Section 2.15 (including, for the avoidance of doubt, payment of any interest, fees, or premium in respect of any Extended Revolving Credit Commitment on such terms as may be set forth in the relevant Extension Amendment) and hereby waive the requirements of any provision of this Agreement (including, without limitation, any pro rata payment or amendment section) or any other Credit Document that may otherwise prohibit or restrict any such extension or any other transaction contemplated by this Section 2.15.

(f) No conversion of Loans pursuant to any extension in accordance with this Section 2.15(f) shall constitute a voluntary or mandatory payment or prepayment for purposes of this Agreement.

2.16 Borrowing in Other Currencies

The Borrower Representative may from time to time request that Revolving Loans be made and/or Letters of Credit be issued on behalf of either Borrower in currencies other than Dollars, U.S. Dollars, Euros and Pounds Sterling by written notice to the Administrative Agent (each such other currency approved by the Administrative Agent and the Lenders and, in the case of a Letter of Credit denominated in a currency other than Dollars, U.S. Dollars, Euros or Pounds Sterling, the Letter of Credit Issuer, “Alternative Currency”); provided that (i) the Equivalent Amount in Dollars of all such Loans outstanding at any time shall not exceed $40,000,000, (ii) all of the terms and conditions of the Revolving Credit Loans provided in this Agreement shall apply to such Loans, unless otherwise expressly provided by the Administrative Agent and the Lenders or the application of such terms and conditions are not reasonably practicable, and (iii) each such Revolving Loan shall be subject to such other terms and conditions as the Administrative Agent and the Lenders require for Revolving Loans in the applicable currency, including with respect to pricing, availability, interest periods, repayment provisions and maturity.

2.17 Defaulting Lenders

(a) Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable law:

(i)

Waivers and Amendments. Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in the definition of Required Lenders and Section 14.1.

(ii)

Defaulting Lender Waterfall. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article 12 or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 14.8 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to the

Letter of Credit Issuer, Swingline Lender or the Administrative Agent (in respect of Protective Advances) hereunder; third, to Cash Collateralize the Letter of Credit Issuer’s Fronting Exposure with respect to such Defaulting Lender in accordance with Section 3.7; fourth, as the Borrower Representative may request (so long as no Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrower Representative, to be held in a deposit account and released pro rata in order to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement and (y) Cash Collateralize the Letter of Credit Issuer’s future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with Section 3.7; sixth, to the payment of any amounts owing to the Borrowers, the Lenders, the Administrative Agent, the Letter of Credit Issuer or the Swingline Lender as a result of any judgment of a court of competent jurisdiction obtained by any Borrower, any Lender, the Administrative Agent, the Letter of Credit Issuer or the Swingline Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and seventh, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or L/C Borrowings in respect of which such Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made or the related Letters of Credit were issued at a time when the conditions set forth in Article 8 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and L/C Obligations owed to, all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or L/C Obligations owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in L/C Obligations and Swingline Loans are held by the Lenders pro rata in accordance with the Commitments hereunder without giving effect to Section 2.17(a)(iv). Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.17(a)(ii) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

(iii)	Certain Fees.

(A)

No Defaulting Lender shall be entitled to receive any fee payable under Article 4 or any interest at the Default Rate payable under Section 2.8(f) for any period during which that Lender is a Defaulting Lender (and the Borrowers shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender).

(B)

Each Defaulting Lender shall be entitled to receive Letter of Credit Fees for any period during which that Lender is a Defaulting Lender only to the extent allocable to its Revolving Credit Commitment Percentage of the Stated Amount of Letters of Credit for which it has provided Cash Collateral pursuant to Section 3.7.

(C)

With respect to any Letter of Credit Fee not required to be paid to any Defaulting Lender pursuant to clause (A) or (B) above, the Borrowers shall (x) pay to each Non-Defaulting Lender that portion of any such fee otherwise payable to such Defaulting Lender with respect to such Defaulting Lender’s participation in L/C Obligations that has been reallocated to such Non-Defaulting Lender pursuant to clause (iv) below, (y) pay to the Letter of Credit Issuer the amount of any such fee otherwise payable to such Defaulting Lender to the extent allocable to such Letter of Credit Issuer’s Fronting Exposure to such Defaulting Lender, and (z) not be required to pay the remaining amount of any such fee.

(iv)

Reallocation of Applicable Percentages to Reduce Fronting Exposure. All or any part of such Defaulting Lender’s participation in L/C Obligations and Swingline Loans shall be reallocated among the Non-Defaulting Lenders in accordance with their respective Revolving Credit Commitment Percentages (calculated without regard to such Defaulting Lender’s Commitment) but only to the extent that such reallocation does not cause the aggregate Revolving Credit Exposure of any Non- Defaulting Lender with respect to Revolving Credit Commitments and Revolving Credit Loans to exceed such Non-Defaulting Lender’s Revolving Credit Commitment. Subject to Section 14.23, no reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation.

(v)

Cash Collateral, Repayment of Swingline Loans. If the reallocation described in clause (a)(iv) above cannot, or can only partially, be effected, the Borrowers shall, without prejudice to any right or remedy available to them hereunder or under applicable law, (x) first, prepay Swingline Loans in an amount equal to the Swingline Lenders’ Fronting Exposure and (y) second, Cash Collateralize the Letter of Credit Issuers’ Fronting Exposure in accordance with the procedures set forth in Section 3.7.

(b) Defaulting Lender Cure. If the Borrower Representative, the Administrative Agent, the Swingline Lender, and the Letter of Credit Issuer agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Revolving Loans and funded and unfunded participations in Letters of Credit and Swingline Loans to be held on a pro rata basis by the Lenders in accordance with their respective Revolving Credit Commitment Percentages (without giving effect to Section 2.17(a)(iv)), whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrowers while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

2.18 Borrower Representative

Swiss Borrower designates CGI Borrower (and any Successor Borrower thereto) as its representative and agent (in such capacity, the “Borrower Representative”) for all purposes under the Credit Documents, including requests for Loans and Letters of Credit, designation of interest rates, delivery or receipt of communications, preparation and delivery of financial reports, requests for waivers, amendments or other accommodations, actions under the Credit Documents (including in respect of compliance with covenants), and all other dealings with the applicable Agent, the Letter of Credit Issuer, the Swingline Lender or any Lender. CGI Borrower hereby accepts such appointment as Borrower Representative. The Agents, the Letter of Credit Issuer, the Swingline Lender and the Lenders shall be entitled to rely upon, and shall be fully protected in relying upon, any notice or communication (including any notice of borrowing) delivered by the Borrower Representative on behalf of any Borrower. The Administrative Agent, the Letter of Credit Issuer, the Swingline Lender and the Lenders may give any notice to, or communication with, a Borrower hereunder to the Borrower Representative on behalf of such Borrower. Each of the Administrative Agent, Letter of Credit Issuer, the Swingline Lender and the Lenders shall have the right, in its discretion, to deal exclusively with the Borrower Representative for any or all purposes under the Credit Documents. Anything contained herein to the contrary notwithstanding, no Borrower (other than the Borrower Representative) shall be authorized to request any Borrowing or Letter of Credit hereunder without the prior written consent of CGI Borrower.

2.19 Borrowing Base Reserves; Changes to Borrowing Base Reserves

(a) The Borrowing Base Reserves as of the Sixth Closing Date are those set forth in the Borrowing Base Certificate delivered to the Administrative Agent on the Sixth Closing Date pursuant to Section 14.24(b)(ix) hereof.

(b) The Administrative Agent may hereafter establish additional Borrowing Base Reserves or change any of the Borrowing Base Reserves in effect on the Sixth Closing Date, in the exercise of its Permitted Discretion; provided that such Borrowing Base Reserves shall not be established or changed except upon not less than five (5) Business Days’ prior written notice to the Borrower Representative (during which period the Administrative Agent shall be available to discuss any such proposed Borrowing Base Reserve with the Borrower Representative); provided further that no such prior notice shall be required (1) if a Specified Default has occurred and is continuing or (2) for changes to any Borrowing Base Reserves resulting solely by virtue of mathematical calculations of the amount of the Borrowing Base Reserve in accordance with the methodology of calculation previously utilized. Upon delivery of a notice described above, the Credit Parties may take such action as may be required so that the event, condition, circumstance or new fact that is the basis for such Borrowing Base Reserve or increase no longer exists, in a manner and to the extent reasonably satisfactory to the Administrative Agent.

(c) The amount of any Borrowing Base Reserve established by the Administrative Agent shall have a reasonable relationship as determined by the Administrative Agent in its Permitted Discretion to the event, condition or other matter that is the basis for such Borrowing Base Reserve. Notwithstanding anything herein to the contrary, (i) a Borrowing Base Reserve shall not be established to the extent it is duplicative of any specific item excluded as ineligible in the definitions of Eligible Credit Card Receivables, Eligible In-Transit Inventory, Eligible Inventory, Eligible Letter of Credit and Eligible Trade Receivables, but the Administrative Agent shall retain the right, subject to the requirements of this clause (c), to establish a Borrowing Base Reserve with respect to prospective changes in Eligible Credit Card Receivables, Eligible In-Transit Inventory, Eligible Inventory, Eligible Letter of Credit or Eligible Trade Receivables that may reasonably be anticipated and (ii) circumstances, conditions, events or contingencies existing or arising prior to the Closing Date of which the Administrative Agent had knowledge as of the Closing Date shall not be the basis for the establishment of Borrowing Base Reserves unless the Administrative Agent establishes such Borrowing Base Reserves on or prior to the Closing Date (subject to the notice requirements of the above clause (b)) or such circumstances, conditions, events or contingencies shall have changed in a manner adverse to the Administrative Agent and the Lenders since the Closing Date; provided, for greater certainty, that this clause (ii) shall not limit or prohibit any Borrowing Base Reserve in respect of any Borrowing Base Party or the ABL Priority Collateral in respect of any Relevant Jurisdiction following the Closing Date that was not expressly included in the definition of Relevant Jurisdiction on the Closing Date.

2.20 FILO Credit Commitment

Notwithstanding anything contained in this Agreement to the contrary, the Lenders and the Borrowers hereby agree as follows:

(a) On the Sixth Closing Date, each Lender with FILO Credit Commitments (each Lender holding FILO Credit Commitments hereunder, a “FILO Credit Lender”) severally agrees to fund via reallocation, purchase and assumption FILO Credit Loans (the “Sixth Closing Date FILO Credit Loans”) pursuant to Section 2.1A in an amount equal to the outstanding principal amount of Revolving Credit Loans (excluding Letters of Credit and loans by way of Banker’s Acceptances, BA Equivalent Notes, LIBOR Loans and EURIBOR Loans (all such Loans in this parenthesis but for Letters of Credit referred to as “Restricted Loans” and each a “Restricted Loan”)) on the Sixth Closing Date (and, for certainty, not to exceed the FILO Credit Line Cap) (such outstanding Revolving Credit Loans that are not Restricted Loans referred to as “Re-Allocated Revolving Loans”); and in connection therewith (x) the Administrative Agent is hereby authorized to, and shall, on the Sixth Closing Date reallocate such Re-Allocated Revolving Loans in accordance with this Agreement to Sixth Closing Date FILO Credit Loans, and (y) the Sixth Closing Date FILO Credit Loans shall be reallocated in the same Types, currencies and amounts as the Re-Allocated Revolving Loans. Notwithstanding anything in this Agreement to the contrary, on the maturity of the applicable Interest Period of each Restricted Loan, such Restricted Loan shall be automatically reallocated and purchased as a FILO Credit Loan by the FILO Credit Lenders and all such Restricted Loans shall be so reallocated until such time that the Revolving Credit Exposure for the FILO Credit Lenders is equal to the FILO Credit Commitment. Should the Obligations be accelerated pursuant to Section 12.13 of this Agreement prior to the expiration of the applicable Interest Periods for all Restricted Loans (which, for certainty, is August 5, 2020) and should the FILO Credit Commitments not at such time be fully utilized, then in such circumstances the FILO Credit Lenders shall purchase participations in Revolving Credit Loans (excluding, for certainty, Letters of Credit but including, if necessary, Restricted Loans) from Revolving Credit Lenders in an amount sufficient so that either (a) the FILO Credit Commitments are fully utilized, or (b) the aggregate Revolving Credit Loans (excluding Letters of Credit) are reduced to nil. A Borrower shall not be required to deliver a notice of borrowing, repayment and Commitment reduction pursuant to Sections 2.3, 2.5 and 4.2 in connection with this paragraph.

(b) Each FILO Credit Lender hereby severally agrees that (x) on each date that the Borrower effects a termination or reduction of FILO Credit Commitments pursuant to Section 4.2 (each, a “FILO Credit Commitment Early Conversion”), the aggregate principal amount of any FILO Credit Commitment held by such FILO Credit Lender that is so terminated or reduced pursuant to such FILO Credit Commitment Early Conversion shall automatically, and without any further action by any Person, be converted to a Revolving Credit Commitment (“Early Converted Revolving Credit Commitments”) and (y) on the FILO Credit Termination Date, the aggregate outstanding principal amount of FILO Credit Commitments held by such Lender shall automatically, and without any further action by any Person, be converted (together with each FILO Credit Commitment Early Conversion, each a “FILO Credit Commitment Conversion”; and each date that a FILO Credit Commitment Conversion occurs, a “Revolving Credit Commitment Conversion Date”) to a Revolving Credit Commitment (collectively, the “Converted Revolving Credit Commitments”); provided that (i) each FILO Credit Commitment Conversion to Revolving Credit Commitments shall happen automatically under this Agreement without any further action by any Person, shall not be subject to any right of consent by any Person and shall not be subject to any conditions precedent (it being understood and agreed that all conditions precedent required for each FILO Credit Commitment Conversion were satisfied in full on the Sixth Closing Date pursuant to Article 7), (ii) each FILO Credit Commitment Conversion and the provision of Revolving Credit Commitments pursuant to Converted Revolving Credit Commitments by each such Lender shall occur simultaneously with the associated termination of Revolving Credit Commitments (and, for certainty, no termination of Revolving Credit Commitments shall be effected hereunder unless and until a corresponding principal amount of Converted Revolving Credit Commitments are made available to the Borrower pursuant to the applicable FILO Credit Commitment Conversion, (iii) subject to the Revolving Credit Line Cap, to the extent any FILO Credit Loans are outstanding on the FILO Credit Termination Date, each Lender with Revolving Credit Commitments pursuant to a FILO Credit Commitment Conversion shall be automatically deemed to make Revolving Credit Loans pursuant to its Converted Revolving Credit Commitments in an equivalent principal amount to such outstanding FILO Credit Loans (“Converted Revolving Credit Loans”), and the Administrative Agent is hereby authorized to, and shall, apply the Converted Revolving Credit Loans to repay and replace such FILO Credit Loans, (iv) all Converted Revolving Credit Commitments shall constitute “Revolving Credit Commitments” under this Agreement, and shall be deemed to increase, any existing Revolving Credit Commitments and Revolving Credit Loans and (v) on each Revolving Credit Commitment Conversion Date, each of the Lenders with then-existing Revolving Credit Exposure with respect to the Revolving Credit Commitments and Revolving Credit Loans (each, a “Existing Revolving Credit Commitment Lender”) shall assign to each Lender holding Converted Revolving Credit Commitments, and each Lender holding Converted Revolving Credit Commitments shall purchase at par from each Existing Revolving Credit Commitment Lender, such interests in the Revolving Credit Exposure as shall be necessary in order that, after giving effect to all such assignments and purchases, and taking into account all Borrowings and conversions in respect of the Revolving Credit Commitments, such Revolving Credit Exposures will be held rateably in accordance with their Revolving Credit Commitments. A Borrower shall not be required to deliver a notice of borrowing, repayment and Commitment reduction pursuant to Sections 2.3, 2.5 and 4.2 in connection with this paragraph. Should any LIBOR Loans or EURIBOR Loans be outstanding and require repayment due to a FILO Credit Commitment Conversion, the applicable Borrower shall prepay such LIBOR Loan or EURIBOR Loan, as applicable, and shall promptly pay to the Administrative Agent for the account of such Lender such breakage costs that may be payable pursuant to Section 2.11.

Should any Bankers Acceptance or BA Equivalent Note be outstanding and require repayment due to a FILO Credit Commitment Conversion, the applicable Borrower shall Cash Collateralize such Bankers Acceptance or BA Equivalent Note as required pursuant to Section 2.11. The Lenders acknowledge and agree that the Administrative Agent is hereby authorized, in its discretion, following any FILO Credit Commitment Conversion to re-allocate Revolving Credit Loans as may be necessary among Revolving Credit Lenders to cause each Revolving Credit Lender’s Revolving Credit Exposure to be held rateably in accordance with its Revolving Credit Commitment.

(c) Notwithstanding anything in this Agreement to the contrary, until the aggregate Revolving Credit Exposure with respect to the FILO Credit Commitments and FILO Credit Loans is equal to the aggregate FILO Credit Commitments, no Loans (other than Letters of Credit, Swingline Loans, Protective Advances and Unpaid Drawings) will be advanced (however Mandatory Borrowings will still be permitted) by Lenders pursuant to other Commitments. For certainty, the foregoing shall not apply to Letters of Credit and Swingline Loans which shall be issued pursuant to the Revolving Credit Commitment. Once the FILO Credit Commitment is fully drawn, the Borrowers may thereafter obtain Loans pursuant to other Commitments.

(d) Notwithstanding anything in this Agreement to the contrary, prior to the FILO Credit Maturity Date but subject to voluntary reductions or cancellation of the FILO Credit Commitment, the Borrowers shall fully repay outstanding Revolving Credit Loans (excluding Letters of Credit) prior to repaying FILO Credit Loans.

(e) Notwithstanding anything in this Agreement to the contrary, the Borrowers shall not enter into FILO Credit Loans that have Interest Periods that extend beyond the FILO Credit Maturity Date.

(f) All Loans pursuant to the FILO Credit Commitment shall be subject to “FILO Credit Commitment” pricing noted in the definition “Applicable Margin”.

(g) On the FILO Credit Termination Date, all Loans outstanding pursuant to the FILO Credit Commitment shall be paid in full by the Borrowers.

(h) At any time prior to the FILO Commitment Termination Date, the Borrowers may reduce the FILO Credit Commitments in accordance with the provisions of Section 4.2.

ARTICLE 3

LETTERS OF CREDIT

3.1 Letters of Credit

(a) Subject to and upon the terms and conditions herein set forth, at any time and from time to time on and after the Closing Date and prior to the L/C Facility Maturity Date, the Letter of Credit Issuer agrees, in reliance upon the agreements of the Lenders set forth in this Article 3, to issue from time to time from the Closing Date through the L/C Facility Maturity Date for the account of any Borrower (or, so long as a Borrower is the primary obligor, for the account of Holdings or any Restricted Subsidiary (other than a Restricted Subsidiary that is a Borrower)) letters of credit or bank guarantees in such form as may be approved by the Letter of Credit Issuer in its reasonable discretion.

(b) Notwithstanding the foregoing, (i) no Letter of Credit shall be issued the Stated Amount of which, when added to the Letters of Credit Outstanding at such time, would exceed the Letter of Credit Commitment then in effect; (ii) no Letter of Credit shall be issued the Stated Amount of which would cause the aggregate amount of the Lenders’ Revolving Credit Exposures with respect to the Revolving Credit Commitments and Revolving Credit Loans at the time of the issuance thereof to exceed the Revolving Credit Line Cap then in effect; (iii) no Letter of Credit shall be issued for the account of CGI Borrower the Stated Amount of which would cause the aggregate amount of the Lenders’ Revolving Credit Exposures to CGI Borrower with respect to Revolving Credit Commitments and Revolving Credit Loans at the time of the issuance thereof to exceed the CGI Line Cap then in effect; (iv) no Letter of Credit shall be issued for the account of Swiss Borrower the Stated Amount of which would cause the aggregate amount of the Lenders’ Revolving Credit Exposures to Swiss Borrower with respect to Revolving Credit Commitments and Revolving Credit Loans at the time of the issuance thereof to exceed the Swiss Line Cap then in effect; (v) no Letter of Credit shall be issued in an Alternative Currency, the Stated Amount of which in the Equivalent Amount in Dollars, when added to the Letters of Credit Outstanding in all such Alternative Currencies at such time would exceed the Letter of Credit Sub-Commitment then in effect; (vi) unless otherwise agreed to by the Letter of Credit Issuer and the Administrative Agent, each Letter of Credit shall have an expiration date occurring no later than one year after the date of issuance thereof (except with respect to trade or commercial Letters of Credit, which may have an expiration date occurring no later than 180 days after the date of issuance thereof, or as set forth in Section 3.2(d)), provided that in no event shall such expiration date occur later than the L/C Facility Maturity Date, in each case, unless otherwise agreed upon by the Administrative Agent, the Letter of Credit Issuer and, unless such Letter of Credit has been Cash Collateralized, the Lenders; (vii) no Letter of Credit shall be issued if it would be illegal under any applicable law for the beneficiary of the Letter of Credit to have a Letter of Credit issued in its favor; and (viii) no Letter of Credit shall be issued by the Letter of Credit Issuer after it has received a written notice from any Credit Party or the Administrative Agent or the Required Lenders stating that a Default or Event of Default has occurred and is continuing until such time as the Letter of Credit Issuer shall have received a written notice of (x) rescission of such notice from the party or parties originally delivering such notice or (y) the waiver of such Default or Event of Default in accordance with the provisions of Section 14.1.

(c) Upon at least two (2) Business Days’ prior written notice to the Administrative Agent and the Letter of Credit Issuer (which notice the Administrative Agent shall promptly transmit to each of the Lenders), the Borrowers shall have the right, on any day, permanently to terminate or reduce the Letter of Credit Commitment in whole or in part; provided that, after giving effect to such termination or reduction, the Letters of Credit Outstanding shall not exceed the Letter of Credit Commitment and the Letters of Credit Outstanding issued in Alternative Currencies shall not exceed the Equivalent Amount in Dollars of the Letter of Credit Sub-Commitment.

(d) The Letter of Credit Issuer shall not be under any obligation to issue any Letter of Credit if:

(i)

any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms enjoin or restrain the Letter of Credit Issuer from issuing such Letter of Credit, or any law applicable to the Letter of Credit Issuer or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the Letter of Credit Issuer shall prohibit, or request that the Letter of Credit Issuer refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon the Letter of Credit Issuer with respect to such Letter of Credit any restriction, reserve or capital requirement (in each case, for which the Letter of Credit Issuer is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon the Letter of Credit Issuer any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which the Letter of Credit Issuer in good faith deems material to it;

(ii)	the issuance of such Letter of Credit would violate one or more policies of the Letter of Credit Issuer applicable to letters of credit generally;

(iii)

except as otherwise agreed by the Administrative Agent and the Letter of Credit Issuer, such Letter of Credit is in an initial Stated Amount less than $50,000, U.S.$50,000, €50,000 or £50,000, in the case of a commercial Letter of Credit, or $10,000, U.S.$10,000, €10,000 or £50,000, in the case of a standby Letter of Credit;

(iv)

unless otherwise agreed by the Administrative Agent and the Letter of Credit Issuer in accordance with Section 2.16, such Letter of Credit is denominated in a currency other than Dollars, U.S. Dollars, Euros or Pounds Sterling;

(v)	such Letter of Credit contains any provisions for automatic reinstatement of the Stated Amount after any drawing thereunder; or

(vi)

a default of any Lender’s obligations to fund under Section 3.3 exists or any Lender is at such time a Defaulting Lender hereunder, unless, in each case, the Borrowers have entered into arrangements reasonably satisfactory to the Letter of Credit Issuer to eliminate the Letter of Credit Issuer’s risk with respect to such Lender or such risk has been reallocated in accordance with Section 2.17.

(e) The Letter of Credit Issuer shall not increase the Stated Amount of any Letter of Credit if the Letter of Credit Issuer would not be permitted at such time to issue such Letter of Credit in its amended form under the terms hereof.

(f) The Letter of Credit Issuer shall be under no obligation to amend any Letter of Credit if (A) the Letter of Credit Issuer would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof, or (B) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

(g) The Letter of Credit Issuer shall act on behalf of the Lenders with respect to any Letters of Credit issued by it and the documents associated therewith and the Letter of Credit Issuer shall have all of the benefits and immunities (A) provided to the Administrative Agent in Article 14 with respect to any acts taken or omissions suffered by the Letter of Credit Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and Issuer Documents pertaining to such Letters of Credit as fully as if the term “Administrative Agent” as used in Article 14 included the Letter of Credit Issuer with respect to such acts or omissions, and (B) as additionally provided herein with respect to the Letter of Credit Issuer.

3.2 Letter of Credit Requests

(a) Whenever a Borrower desires that a Letter of Credit be issued for its account or amended, the Borrower Representative shall give the Administrative Agent and the Letter of Credit Issuer a Letter of Credit Request by no later than 1:00 p.m. (Toronto time) at least two (2) Business Days (or such other period as may be agreed upon by the Borrower Representative, the Administrative Agent and the Letter of Credit Issuer) prior to the proposed date of issuance or amendment. Following the delivery of a Letter of Credit Request, the Borrower Representative shall promptly execute and deliver additional customary Issuer Documents to the extent reasonably required by the Letter of Credit Issuer. Each Letter of Credit Request shall be executed by the Borrower Representative. Such Letter of Credit Request may be sent by facsimile, by overnight courier, by electronic transmission using the system provided by the Letter of Credit Issuer, by personal delivery or by any other means acceptable to the Letter of Credit Issuer.

(b) In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit Request shall specify in form and detail reasonably satisfactory to the Letter of Credit Issuer: (A) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (B) the Stated Amount thereof and the currency; (C) the expiry date thereof (which shall comply with Section 3.1(b)(vi)); (D) the name and address of the beneficiary thereof; (E) the documents to be presented by such beneficiary in case of any drawing thereunder; (F) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; (G) the identity of the applicant; and (H) such other matters as the Letter of Credit Issuer may reasonably require. In the case of a request for an amendment of any outstanding Letter of Credit, such Letter of Credit Request shall specify in form and detail reasonably satisfactory to the Letter of Credit Issuer (I) the Letter of Credit to be amended; (II) the proposed date of amendment thereof (which shall be a Business Day); (III) the nature of the proposed amendment; and (IV) such other matters as the Letter of Credit Issuer may reasonably require. Additionally, the Borrower Representative shall furnish to the Letter of Credit Issuer and the Administrative Agent such other documents and information pertaining to such requested Letter of Credit issuance or amendment, including any other Issuer Documents, as the Letter of Credit Issuer or the Administrative Agent may reasonably require.

(c) Promptly after receipt of any Letter of Credit Request, the Letter of Credit Issuer (other than Canadian Imperial Bank of Commerce or any of its Affiliates) will confirm with the Administrative Agent in writing that the Administrative Agent has received a copy of such Letter of Credit Request from the Borrower Representative and, if not, the Letter of Credit Issuer will provide the Administrative Agent with a copy thereof. Unless the Letter of Credit Issuer has received written notice from any Lender, the Administrative Agent or any Credit Party, at least one (1) Business Day prior to the requested date of issuance or amendment of the Letter of Credit, that one or more applicable conditions contained in Article 7 (solely with respect to any Letter of Credit issued on the Closing Date) and Article 8 shall not then be satisfied to the extent required thereby or waived in accordance with Section 14.1, then, subject to the terms and conditions hereof, the Letter of Credit Issuer shall, on the requested date, issue a Letter of Credit for the account of such Borrower (or, so long as a Borrower is the primary obligor, for the account of Holdings or any Restricted Subsidiary) or enter into the applicable amendment, as the case may be, in each case in accordance with the Letter of Credit Issuer’s usual and customary business practices.

(d) If the Borrower Representative so requests in any Letter of Credit Request, the Letter of Credit Issuer shall agree to issue a Letter of Credit that has automatic extension provisions (each, an “Auto-Extension Letter of Credit”); provided that any such Auto-Extension Letter of Credit must permit the Letter of Credit Issuer to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof and the Borrower Representative not later than a day (the “Non-Extension Notice Date”) in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued. Unless otherwise directed by the Letter of Credit Issuer, the Borrower Representative shall not be required to make a specific request to the Letter of Credit Issuer for any such extension. Once an Auto-Extension Letter of Credit has been issued, the Lenders shall be deemed to have authorized (but may not require) the Letter of Credit Issuer to permit the extension of such Letter of Credit at any time to an expiry date not later than the L/C Facility Maturity Date, unless otherwise agreed upon by the Administrative Agent and the Letter of Credit Issuer; provided, however, that the Letter of Credit Issuer shall not permit any such extension if (A) the Letter of Credit Issuer has reasonably determined that it would not be permitted, or would have no obligation, at such time to issue such Letter of Credit in its revised form (as extended) under the terms hereof (by reason of the provisions of clause (b) of Section 3.1 or otherwise), or (B) it has received written notice on or before the day that is seven (7) Business Days before the Non-Extension Notice Date from the Administrative Agent, any Lender or the Borrower Representative that one or more of the applicable conditions specified in Article 8 are not then satisfied, and in each such case directing the Letter of Credit Issuer not to permit such extension until such conditions can be satisfied or are waived in accordance with Section 14.1.

(e) Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit to an advising bank with respect thereto or to the beneficiary thereof, the Letter of Credit Issuer will also deliver to the Borrower Representative and the Administrative Agent a true and complete copy of such Letter of Credit or amendment. On the first Business Day of each month, the Letter of Credit Issuer (other than Canadian Imperial Bank of Commerce or any of its Affiliates) shall provide the Administrative Agent a list of all Letters of Credit issued by it that are outstanding at such time.

3.3 Letter of Credit Participations

(a) Immediately upon the issuance by the Letter of Credit Issuer of any Letter of Credit, the Letter of Credit Issuer shall be deemed to have sold and transferred to each Lender (each such Lender, in its capacity under this Section 3.3, an “L/C Participant”), and each such L/C Participant shall be deemed irrevocably and unconditionally to have purchased and received from the Letter of Credit Issuer, without recourse or warranty, an undivided interest and participation (each an “L/C Participation”), to the extent of such L/C Participant’s Revolving Credit Commitment Percentage in each Letter of Credit, each substitute therefor, each drawing made thereunder and the obligations of the Borrowers under this Agreement with respect thereto, and any security therefor or guaranty pertaining thereto; provided that the Letter of Credit Fees will be paid directly to the Administrative Agent for the ratable account of the L/C Participants as provided in Section 4.1(c) and the L/C Participants shall have no right to receive any portion of any Fronting Fees.

(b) In determining whether to pay under any Letter of Credit, the relevant Letter of Credit Issuer shall have no obligation relative to the L/C Participants other than to confirm that any documents required to be delivered under such Letter of Credit have been delivered and that they appear to comply on their face with the requirements of such Letter of Credit. Any action taken or omitted to be taken by the relevant Letter of Credit Issuer under or in connection with any Letter of Credit issued by it, if taken or omitted in the absence of gross negligence or willful misconduct as determined in the final non-appealable judgment of a court of competent jurisdiction, shall not create for the Letter of Credit Issuer any resulting liability.

(c) In the event that the Letter of Credit Issuer makes any payment under any Letter of Credit issued by it and the applicable Borrower shall not have repaid such amount in full to the respective Letter of Credit Issuer through the Administrative Agent pursuant to Section 3.4(a), the Administrative Agent shall promptly notify each L/C Participant of such failure, and each L/C Participant shall promptly and unconditionally pay to the Administrative Agent for the account of the Letter of Credit Issuer, the amount of such L/C Participant’s Revolving Credit Commitment Percentage of such unreimbursed payment in Same Day Funds. If and to the extent such L/C Participant shall not have so made its Revolving Credit Commitment Percentage of such amount available to the Administrative Agent for the account of the Letter of Credit Issuer, such L/C Participant agrees to pay to the Administrative Agent for the account of the Letter of Credit Issuer, forthwith on demand, such amount, together with interest thereon for each day from such date until the date such amount is paid to the Administrative Agent for the account of the Letter of Credit Issuer at a rate per annum equal to the Overnight Rate from time to time then in effect, plus any administrative, processing or similar fees that are reasonably and customarily charged by the Letter of Credit Issuer in connection with the foregoing. The failure of any L/C Participant to make available to the Administrative Agent for the account of the Letter of Credit Issuer its Revolving Credit Commitment Percentage of any payment under any Letter of Credit shall not relieve any other L/C Participant of its obligation hereunder to make available to the Administrative Agent for the account of the Letter of Credit Issuer its Revolving Credit Commitment Percentage of any payment under such Letter of Credit on the date required, as specified above, but no L/C Participant shall be responsible for the failure of any other L/C Participant to make available to the Administrative Agent such other L/C Participant’s Revolving Credit Commitment Percentage of any such payment.

(d) Whenever the Administrative Agent receives a payment in respect of an unpaid reimbursement obligation as to which the Administrative Agent has received for the account of the Letter of Credit Issuer any payments from the L/C Participants pursuant to clause (c) above, the Administrative Agent shall promptly pay to each L/C Participant that has paid its Revolving Credit Commitment Percentage of such reimbursement obligation, in Same Day Funds, an amount equal to such L/C Participant’s share (based upon the proportionate aggregate amount originally funded by such L/C Participant to the aggregate amount funded by all L/C Participants) of the amount so paid in respect of such reimbursement obligation and interest thereon accruing after the purchase of the respective L/C Participations at the Overnight Rate.

(e) The obligations of the L/C Participants to make payments to the Administrative Agent for the account of the Letter of Credit Issuer with respect to Letters of Credit shall be irrevocable and not subject to counterclaim, set-off or other defense or any other qualification or exception whatsoever and shall be made in accordance with the terms and conditions of this Agreement under all circumstances.

(f) If any payment received by the Administrative Agent for the account of the Letter of Credit Issuer pursuant to Section 3.3(c) is required to be returned under any of the circumstances described in Section 14.19 (including pursuant to any settlement entered into by the Letter of Credit Issuer in its discretion), each Lender shall pay to the Administrative Agent for the account of the Letter of Credit Issuer its Revolving Credit Commitment Percentage thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Lender, at a rate per annum equal to the applicable Overnight Rate from time to time in effect. The obligations of the Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement.

3.4 Agreement to Repay Letter of Credit Drawings

(a) Each Borrower hereby agrees to reimburse the Letter of Credit Issuer, by making payment with respect to any drawing under any Letter of Credit issued for the account of such Borrower (or under which such Borrower is the primary obligor) in the currency of such Letter of Credit. Any such reimbursement shall be made by the applicable Borrower to the Administrative Agent in Same Day Funds (whether with its own funds or with the proceeds of any Borrowings under this Agreement) for any payment or disbursement made by the Letter of Credit Issuer under any Letter of Credit (each such amount so paid until reimbursed, an “Unpaid Drawing”) no later than the date that is one (1) Business Day after the date on which the Borrower Representative receives written notice of such payment or disbursement (the “Reimbursement Date”), with interest on the amount so paid or disbursed by the Letter of Credit Issuer, to the extent not reimbursed prior to 5:00 p.m. (Toronto time) on the Reimbursement Date, from the Reimbursement Date to the date the Letter of Credit Issuer is reimbursed therefor at a rate per annum that shall at all times be (u) the Applicable Margin for Prime Rate Loans that are Revolving Credit Loans, plus the Prime Rate as in effect from time to time if the payment or reimbursement obligation is in Dollars, (v) the Applicable Margin for ABR Loans that are Revolving Credit Loans, plus the ABR as in effect from time to time if the payment or reimbursement obligation is in U.S. Dollars, (w) the Applicable Margin for European Base Rate Loans that are Revolving Credit Loans, plus the European Base Rate as in effect from time to time if the payment or reimbursement obligation is in Euros, (x) the Applicable Margin for LIBOR Loans that are Revolving Credit Loans, plus the LIBO Rate as in effect from time to time if the payment or reimbursement obligation is in Pounds Sterling, (y) the rate referred to in clause (u) above in respect of Letters of Credit issued to CGI Borrower in any currency other than Dollars, U.S. Dollars or Pounds Sterling on the Equivalent Amount in Dollars of the reimbursement obligation, and (z) the rate referred to in clause (v) above in respect of Letters of Credit issued to Swiss Borrower in any currency other than U.S. Dollars, Euros or Pounds Sterling on the Equivalent Amount in U.S. Dollars of the reimbursement obligation; provided that, notwithstanding anything contained in this Agreement to the contrary, (i) unless the Borrower Representative shall have notified the Administrative Agent and the relevant Letter of Credit Issuer prior to 1:00 p.m. (Toronto time) on the Reimbursement Date that the Borrower intends to reimburse the relevant Letter of Credit Issuer for the amount of such drawing with funds other than the proceeds of Loans, the Borrower Representative shall be deemed to have given a Notice of Borrowing requesting that, with respect to Letters of Credit, the Lenders make Prime Rate Loans for Letters of Credit in Dollars (which shall be Prime Rate Loans), ABR Loans for Letters of Credit in U.S. Dollars (which shall be ABR Loans), European Base Rate Loans for Letters of Credit in Euros (which shall be European Base Rate Loans) or LIBOR Loans for Letters of Credit in Pounds Sterling (which shall be LIBOR Loans) on the Reimbursement Date in the amount of such drawing and (ii) the Administrative Agent shall promptly notify each L/C Participant of such drawing and the amount of its Revolving Loan to be made in respect thereof, and each L/C Participant shall be irrevocably obligated to make a Revolving Loan to the Borrowers in such currency in the manner deemed to have been requested in the amount of its Revolving Credit Commitment Percentage of the applicable Unpaid Drawing by 2:00 p.m. (Toronto time) on such Reimbursement Date by making the amount of such Revolving Loan available to the Administrative Agent. Such Revolving Loans shall be made without regard to the Minimum Borrowing Amount. The Administrative Agent shall use the proceeds of such Revolving Loans solely for purpose of reimbursing the Letter of Credit Issuer for the related Unpaid Drawing. In the event that the Borrowers fail to Cash Collateralize any Letter of Credit that is outstanding on the L/C Facility Maturity Date, the full amount of the Letters of Credit Outstanding in respect of such Letter of Credit shall be deemed to be an Unpaid Drawing subject to the provisions of this Section 3.4, except that the Letter of Credit Issuer shall hold the proceeds received from the L/C Participants as contemplated above as Cash Collateral for such Letter of Credit to reimburse any drawing under such Letter of Credit and shall use such proceeds first, to reimburse itself for any drawings made in respect of such Letter of Credit following the L/C Facility Maturity Date, second, to the extent such Letter of Credit expires or is returned undrawn while any such Cash Collateral remains, to the repayment of obligations in respect of any Revolving Loans that have not been paid at such time and third, to the Borrowers or as otherwise directed by a court of competent jurisdiction. Nothing in this Section 3.4(a) shall affect each Borrower’s obligation to repay all outstanding Revolving Loans made to such Borrower when due in accordance with the terms of this Agreement.

(b) The obligation of each Borrower to reimburse the Letter of Credit Issuer for each drawing under each Letter of Credit issued for its account or under which it is the primary obligor and to repay each L/C Borrowing in its favor shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

(i)	any lack of validity or enforceability of this Agreement or any of the other Credit Documents;

(ii)

the existence of any claim, set-off, defense or other right that any Borrower may have at any time against a beneficiary named in a Letter of Credit, any transferee of any Letter of Credit (or any Person for whom any such transferee may be acting), the Administrative Agent, the Letter of Credit Issuer, any Lender or other Person, whether in connection with this Agreement, any Letter of Credit, the transactions contemplated herein or any unrelated transactions (including any underlying transaction between a Borrower and the beneficiary named in any such Letter of Credit);

(iii)

any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

(iv)

waiver by the Letter of Credit Issuer of any requirement that exists for the Letter of Credit Issuer’s protection and not the protection of a Borrower (or Holdings or any Restricted Subsidiary) or any waiver by the Letter of Credit Issuer which does not in fact materially prejudice such Borrower (or Holdings or any Restricted Subsidiary);

(v)

any payment made by the Letter of Credit Issuer in respect of an otherwise complying item presented after the date specified as the expiration date of, or the date by which documents must be received under, such Letter of Credit if presentation after such date is authorized by the UCC, the PPSA, the ISP or the UCP, as applicable;

(vi)	any payment by the Letter of Credit Issuer under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit; or any payment made by the Letter of Credit Issuer under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Insolvency Law;

(vii)	honor of a demand for payment presented electronically even if such Letter of Credit requires that demand be in the form of a draft; or

(viii)

any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, a Borrower (or any Restricted Subsidiary) (other than the defense of payment or performance).

(c) The Borrowers shall not be obligated to reimburse the Letter of Credit Issuer for any wrongful payment made by the Letter of Credit Issuer under the Letter of Credit issued by it as a result of acts or omissions constituting willful misconduct or gross negligence on the part of the Letter of Credit Issuer as determined in the final non-appealable judgment of a court of competent jurisdiction.

3.5 Increased Costs

If after the Closing Date, the adoption of any applicable law, treaty, rule, or regulation, or any change therein, or any change in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or actual compliance by the Letter of Credit Issuer or any L/C Participant with any request or directive made or adopted after the Closing Date (whether or not having the force of law), by any such authority, central bank or comparable agency shall either (x) impose, modify or make applicable any reserve, deposit, capital adequacy or similar requirement against letters of credit issued by the Letter of Credit Issuer, or any L/C Participant’s L/C Participation therein, or (y) impose on the Letter of Credit Issuer or any L/C Participant any other conditions or costs affecting its obligations under this Agreement in respect of Letters of Credit or L/C Participations therein or any Letter of Credit or such L/C Participant’s L/C Participation therein, and the result of any of the foregoing is to increase the actual cost to the Letter of Credit Issuer or such L/C Participant of issuing, maintaining or participating in any Letter of Credit, or to reduce the actual amount of any sum received or receivable by the Letter of Credit Issuer or such L/C Participant hereunder (including any increased costs or reductions attributable to Taxes, other than any such increase or reduction attributable to (i) Taxes indemnifiable under Section 6.4, (ii) Excluded Taxes or (iii) Other Taxes) in respect of Letters of Credit or L/C Participations therein, then, promptly after receipt of written demand to the Borrower Representative by the Letter of Credit Issuer or such L/C Participant, as the case may be (a copy of which notice shall be sent by the Letter of Credit Issuer or such L/C Participant to the Administrative Agent), the applicable Borrower shall pay to the Letter of Credit Issuer or such L/C Participant such actual additional amount or amounts as will compensate the Letter of Credit Issuer or such L/C Participant for such increased cost or reduction relating to Letters of Credit issued for the account of such Borrower (or under which such Borrower is the primary obligor), it being understood and agreed, however, that the Letter of Credit Issuer or an L/C Participant shall not be entitled to such compensation as a result of such Person’s compliance with, or pursuant to any request or directive to comply with, any such law, rule or regulation as in effect on the Closing Date or to the extent such Letter of Credit Issuer or L/C Participant is not imposing such charges on, or requesting such compensation from, borrowers (similarly situated to the Borrowers hereunder) under comparable letter of credit facilities similar to the Letter of Credit Commitment. A certificate submitted to the Borrower Representative by the relevant Letter of Credit Issuer or an L/C Participant, as the case may be (a copy of which certificate shall be sent by the Letter of Credit Issuer or such L/C Participant to the Administrative Agent), setting forth in reasonable detail the basis for the determination of such actual additional amount or amounts necessary to compensate the Letter of Credit Issuer or such L/C Participant as aforesaid shall be conclusive and binding on the Borrowers absent clearly demonstrable error.

3.6 Role of Letter of Credit Issuer

Each Lender and each Borrower agree that, in paying any drawing under a Letter of Credit, the Letter of Credit Issuer shall not have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of the Letter of Credit Issuer, the Administrative Agent, any of their respective Affiliates nor any correspondent, participant or assignee of the Letter of Credit Issuer shall be liable to any Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of the Required Lenders; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct as determined in the final non-appealable judgment of a court of competent jurisdiction; or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Issuer Document. The Borrowers hereby assume all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; provided that this assumption is not intended to, and shall not, preclude the Borrowers’ pursuit of such rights and remedies as they may have against the beneficiary or transferee at law or under any other agreement. None of the Letter of Credit Issuer, the Administrative Agent, any of their respective Affiliates nor any correspondent, participant or assignee of the Letter of Credit Issuer shall be liable or responsible for any of the matters described in Section 3.3(b); provided that anything in such Section to the contrary notwithstanding, the Borrowers may have a claim against the Letter of Credit Issuer, and the Letter of Credit Issuer may be liable to the Borrowers, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by the Borrowers which the Borrowers prove were caused by the Letter of Credit Issuer’s willful misconduct or gross negligence or the Letter of Credit Issuer’s willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit in each case as determined in the final non-appealable judgment of a court of competent jurisdiction. In furtherance and not in limitation of the foregoing, the Letter of Credit Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and the Letter of Credit Issuer shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

The Letter of Credit Issuer may send a Letter of Credit or conduct any communication to or from the beneficiary via the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) message or overnight courier, or any other commercially reasonable means of communicating with a beneficiary.

3.7 Cash Collateral

(a) Certain Credit Support Events. Upon the written request of the Administrative Agent or the Letter of Credit Issuer, if (i) as of the L/C Facility Maturity Date, any L/C Obligation for any reason remains outstanding, (ii) the Borrowers shall be required to provide Cash Collateral pursuant to Section 2.1(d), 2.11, 3.1(b), 3.4(a), 3.11, 6.2, 12.13 or 12.14, or (iii) the provisions of Section 2.17(a)(v) are in effect, the Borrowers shall immediately (in the case of clause (ii) above) or within one (1) Business Day (in all other cases) following any written request by the Administrative Agent or the Letter of Credit Issuer, provide Cash Collateral in an amount not less than the applicable Minimum Collateral Amount (determined in the case of Cash Collateral provided pursuant to clause (iii) above, after giving effect to Section 2.17(a)(iv) and any Cash Collateral provided by the Defaulting Lender).

(b) Grant of Security Interest. Each Borrower, and to the extent provided by any Defaulting Lender, such Defaulting Lender, hereby grants to (and subject to the control of) the Administrative Agent, for the benefit of the Administrative Agent, the Letter of Credit Issuer and the Lenders, and agrees to maintain, a first priority security interest, with respect to such Borrower, in all such cash, deposit accounts and all balances therein as described in Section 3.7(a), and all other property so provided as collateral pursuant hereto, and in all proceeds of the foregoing, all as security for the obligations to which such Cash Collateral may be applied pursuant to Section 3.7(c). If at any time the Administrative Agent determines that Cash Collateral is subject to any right or claim of any Person other than the Administrative Agent or the Letter of Credit Issuer as herein provided, other than Permitted Liens, or that the total amount of such Cash Collateral is less than the Minimum Collateral Amount, the applicable Borrower will, promptly upon written demand by the Administrative Agent, pay or provide to the Administrative Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency. Cash Collateral shall be maintained in blocked, interest bearing deposit accounts with the Administrative Agent. Each Borrower shall pay on demand therefor from time to time all customary account opening, activity and other administrative fees and charges in connection with the maintenance and disbursement of Cash Collateral deposited by such Borrower.

(c) Application. Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under any of this Section 3.7 or Section 2.17, 6.2 or 12.13 in respect of Letters of Credit shall be held and applied to the satisfaction of the specific L/C Obligations, obligations to fund participations therein (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) and other obligations for which the Cash Collateral was so provided, prior to any other application of such property as may otherwise be provided for herein.

(d) Cash Collateral (or the appropriate portion thereof) provided to reduce Fronting Exposure or to secure other obligations shall be released promptly following (i) the elimination of the applicable Fronting Exposure or other obligations giving rise thereto (including by the termination of Defaulting Lender status of the applicable Lender (or, as appropriate, its assignee following compliance with Section 14.6(b)(ii)) or there is no longer existing an Event of Default) or (ii) the determination by the Administrative Agent and the Letter of Credit Issuer that there exists excess Cash Collateral.

3.8 Applicability of ISP and UCP

Unless otherwise expressly agreed by the Letter of Credit Issuer and the applicable Borrower when a Letter of Credit is issued, (i) the rules of the ISP shall apply to each standby Letter of Credit, and (ii) the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce at the time of issuance, shall apply to each trade or commercial Letter of Credit. Notwithstanding the foregoing, the Letter of Credit Issuer shall not be responsible to such Borrower for, and the Letter of Credit Issuer’s rights and remedies against such Borrower shall not be impaired by, any action or inaction of the Letter of Credit Issuer required or permitted under any law, order, or practice that is required or permitted to be applied to any Letter of Credit or this Agreement, including the applicable law or any order of a jurisdiction where the Letter of Credit Issuer or the beneficiary is located, the practice stated in the ISP or UCP, as applicable, or in the decisions, opinions, practice statements, or official commentary of the ICC Banking Commission, the Banker’s Association for Finance and Trade—International Financial Services Association (BAFT-IFSA), or the Institute of International Banking Law & Practice, whether or not any Letter of Credit chooses such law or practice.

3.9 Conflict with Issuer Documents

In the event of any conflict between the terms hereof and the terms of any Issuer Document, the terms hereof shall control and any grant of security interest in any Issuer Documents shall be void.

3.10 Letters of Credit Issued for Holdings and Restricted Subsidiaries

Notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, Holdings or a Restricted Subsidiary, the applicable Borrower shall be obligated to reimburse the Letter of Credit Issuer hereunder for any and all drawings under such Letter of Credit under which it is the primary obligor. The Borrowers hereby acknowledge that the issuance of Letters of Credit for the account of Holdings or any Restricted Subsidiaries inures to the benefit of each Borrower and that each Borrower’s business derives substantial benefits from the businesses of Holdings and the Restricted Subsidiaries.

3.11 Provisions Related to Extended Revolving Credit Commitments

If the L/C Facility Maturity Date in respect of any Class of Commitments occurs prior to the expiry date of any Letter of Credit, then (i) if consented to by the Letter of Credit Issuer which issued such Letter of Credit, if one or more other Classes of Commitments in respect of which the L/C Facility Maturity Date shall not have so occurred are then in effect, such Letters of Credit for which consent has been obtained shall automatically be deemed to have been issued (including for purposes of the obligations of the Lenders to purchase participations therein and to make Revolving Loans and payments in respect thereof pursuant to Sections 3.3 and 3.4) under (and ratably participated in by Lenders pursuant to) the Commitments in respect of such non-terminating Classes up to an aggregate amount not to exceed the aggregate amount of the unutilized Commitments thereunder at such time (it being understood that no partial face amount of any Letter of Credit may be so reallocated) and (ii) to the extent not reallocated pursuant to immediately preceding clause (i), the Borrowers shall Cash Collateralize any such Letter of Credit in accordance with Section 3.7. Upon the maturity date of any Class of Commitments, the sublimit for Letters of Credit may be reduced as agreed between the Letter of Credit Issuer and the Borrower Representative, without the consent of any other Person.

ARTICLE 4

FEES

4.1 Fees

(a) CGI Borrower agrees to pay to the Administrative Agent in Dollars, for the account of each Lender with Revolving Credit Commitments (in each case pro rata according to the respective Revolving Credit Commitments of all such Lenders), a commitment fee (the “Commitment Fee”) for each day from the Closing Date to the Revolving Credit Termination Date. Each Commitment Fee shall be payable (x) quarterly in arrears on the first Business Day of each April, July, October and January (for the three-month period (or portion thereof) ended prior to such day for which no payment has been received) and (y) on the Revolving Credit Termination Date (for the period ended on such date for which no payment has been received pursuant to clause (x) above), and shall be computed for each day during such period at a rate per annum equal to the Commitment Fee Rate in effect on such day on the Available Commitment in effect on such day.

(b) CGI Borrower agrees to pay to the Administrative Agent in Dollars, for the account of each Lender with FILO Credit Commitments (in each case pro rata according to the respective FILO Credit Commitments of all such Lenders), a commitment fee (the “FILO Commitment Fee”) for each day from the Sixth Closing Date to the FILO Credit Termination Date. Each FILO Commitment Fee shall be payable (x) quarterly in arrears on the first Business Day of each April, July, October and January (for the three-month period (or portion thereof) ended prior to such day for which no payment has been received) and (y) on the FILO Credit Termination Date (for the period ended on such date for which no payment has been received pursuant to clause (x) above), and shall be computed for each day during such period at a rate per annum equal to the FILO Commitment Fee Rate in effect on such day on the Available FILO Commitment in effect on such day.

(c) CGI Borrower agrees to pay to the Administrative Agent in Dollars for the account of the Lenders pro rata on the basis of their respective Letter of Credit Exposure, a fee on the Stated Amount in respect of each Letter of Credit issued on any Borrower’s, Holdings or any Restricted Subsidiaries’ behalf (the “Letter of Credit Fee”), for the period from the date of issuance of such Letter of Credit to the termination date of such Letter of Credit computed at the per annum rate for each day equal to (i) in the case of any standby Letter of Credit, the then applicable Letter of Credit Fee Rate, and (ii) in the case of any trade or commercial Letter of Credit, fifty percent (50%) of the then applicable Letter of Credit Fee Rate. Except as provided below, such Letter of Credit Fees shall be due and payable (x) quarterly in arrears on the first Business Day of each April, July, October and January for the accrued and unpaid amount during the applicable preceding three-month period and (y) on the date upon which the Total Revolving Credit Commitment terminates and the Letters of Credit Outstanding shall have been reduced to zero.

(d) CGI Borrower agrees to pay to the Administrative Agent in Dollars, for its own account, administrative agent fees as have been previously agreed in writing, or as may be agreed in writing, by the Borrower Representative from time to time and on the Closing Date for the account of each Lender in accordance with its Revolving Credit Commitment Percentage, the facility fee in an amount equal to 15 basis points multiplied by the aggregate Revolving Credit Commitments (Peak Season).

(e) Without duplication, each Borrower agrees to pay to the Letter of Credit Issuer a fee in the currency thereof in respect of each Letter of Credit issued by it for the account of such Borrower or under which such Borrower is the primary obligor (the “Fronting Fee”), for the period from the date of issuance of such Letter of Credit to the termination date of such Letter of Credit computed at the rate for each day equal to 0.125% per annum on the Stated Amount of such Letter of Credit (or at such other rate per annum as agreed in writing between the Borrower Representative and the Letter of Credit Issuer). Such Fronting Fees shall be due and payable (x) quarterly in arrears on the first Business Day of each April, July, October and January for the accrued and unpaid amount during the applicable preceding three-month period, and (y) on the date upon which the Total Revolving Credit Commitment terminates and the Letters of Credit Outstanding shall have been reduced to zero.

(f) Without duplication, each of Swiss Borrower and CGI Borrower, as applicable, agrees to pay directly to the Letter of Credit Issuer in Dollars upon each issuance or renewal of, drawing under, and/or amendment of, or other administration of, a Letter of Credit issued by it for the account of such Borrower or under which such Borrower is the primary obligor such amount as shall at the time of such issuance or renewal of, drawing under, and/or amendment or other administration be the processing charge that the Letter of Credit Issuer is customarily charging for issuances or renewals of, drawings under or amendments of, or other administration of, letters of credit issued by it.

(g) CGI Borrower agrees to pay to the Administrative Agent in Dollars a monitoring fee in the amount of $1,000 per month payable quarterly in advance on the Closing Date and thereafter on the first Business Day of each April, July, October and January (for the three-month period (or portion thereof) beginning on such date).

(h) Notwithstanding the foregoing, no Borrower shall be obligated to pay any amounts to any Defaulting Lender pursuant to this Section 4.1.

4.2 Voluntary Reduction or Termination of Commitments

(a) Upon at least three (3) Business Days’ prior written notice to the Administrative Agent at the Administrative Agent’s Office (or such shorter period of time as agreed to by the Administrative Agent in its reasonable discretion) (which notice the Administrative Agent shall promptly transmit to each of the Lenders), the Borrowers shall have the right, without premium or penalty, on any day, to terminate or permanently reduce any Commitments of any Class in whole or in part; provided that (a) any such reduction shall apply proportionately and permanently to reduce the Commitment of each of the Lenders of any applicable Class (other than the reduction in Revolving Credit Commitments on the Sixth Closing Date in connection with the establishment of the FILO Credit Commitments) and any such reduction or termination shall be accompanied by any repayment of Revolving Loans of such Class required under Section 6.2(a), except that (i) notwithstanding the foregoing, in connection with the establishment on any date of any Extended Revolving Credit Commitments pursuant to Section 2.15 the Commitments of any one or more Lenders providing any such Extended Revolving Credit Commitments on such date shall be reduced in an amount equal to the amount of Commitments so extended on such date (provided that after giving effect to any such reduction and to the repayment of any applicable Revolving Loans made on such date, the Revolving Credit Exposure of any such Lender with respect to the applicable Class does not exceed the Commitment thereof) and (ii) the Borrowers may at their election permanently reduce any Commitment of a Defaulting Lender to $0 without affecting the Commitments of any other Lender, and

(b) After giving effect to such termination or reduction and to any prepayments of the Loans made on the date thereof in accordance with this Agreement, the aggregate amount of the Lenders’ Revolving Credit Exposures with respect to the Revolving Credit Commitments and Revolving Credit Loans shall not exceed the Revolving Credit Line Cap, the Lenders’ Revolving Credit Exposure with respect to the FILO Credit Commitments and FILO Credit Loans, if applicable, shall not exceed the FILO Credit Line Cap, and the aggregate of the Lenders’ Revolving Credit Exposure shall not exceed the Line Cap. Each such reduction shall be in the principal amount of $1,000,000 and any whole multiple of $1,000,000 in excess thereof (or if less, the remaining applicable amount at the time of such termination or reduction). Each such reduction or termination shall (i) be applied ratably to each Lender holding the Commitments of the applicable Class and (ii) be irrevocable at the effective time of any such termination or reduction. The Borrowers shall pay to the Administrative Agent for application as provided herein at the effective time of any such termination (but not any partial reduction), all earned and unpaid fees and the Commitment Fee and FILO Commitment Fee, as applicable, accrued on the Revolving Credit Commitments or FILO Credit Commitment, as applicable, so terminated. Notwithstanding anything to the contrary contained in this Agreement, the Borrower Representative may rescind, or extend the date for termination or reduction specified in, any notice delivered under this Section 4.2 if such termination or reduction would have occurred in connection with a refinancing of all or any portion of any Credit Facility or Credit Facilities or other conditional event, which refinancing or other conditional event shall not be consummated or shall otherwise be delayed.

4.3 Mandatory Termination of Commitments

(a) The Revolving Credit Commitments shall terminate at 5:00 p.m. (Toronto time) on the Revolving Credit Maturity Date.

(b) The Swingline Commitment shall terminate at 5:00 p.m. (Toronto time) on the Swingline Maturity Date.

(c) The FILO Credit Commitment shall terminate at 5:00 p.m. (Toronto time) on the FILO Credit Maturity Date. On the termination of the FILO Credit Commitments, such Commitments shall automatically convert to Revolving Credit Commitments as set forth in Section 2.20(b) of this Agreement.

ARTICLE 5

BANKER’S ACCEPTANCES

5.1 Drafts and BA Equivalent Notes

(a) To facilitate the procedures contemplated in this Agreement, each Borrower irrevocably appoints each Lender from time to time as the attorney-in-fact of it to execute, endorse and deliver on behalf of it drafts (including book based forms and electronic paper) in the forms prescribed by such Lender (if such Lender is a BA Lender) for banker’s acceptances denominated in Dollars (each such executed draft which has not yet been accepted by a Lender being referred to as a “Draft”) or non-interest-bearing promissory notes of such Borrower in favour of such Lender (if such Lender is a Non BA Lender) (each such promissory note being referred to as a “BA Equivalent Note”). Each Banker’s Acceptance and BA Equivalent Note executed and delivered by a Lender on behalf of a Borrower as provided for in this Section 5.1 shall be as binding upon such Borrower as if it had been executed and delivered by a duly authorized officer of such Borrower.

(b) Notwithstanding Section 5.1(a), each Borrower will from time to time as required by the applicable Lender provide to the Lenders an appropriate number of Drafts drawn by such Borrower upon each BA Lender and either payable to a clearing service (if such BA Lender is a member thereof) or payable to such Borrower and endorsed in blank by such Borrower (if such BA Lender is not a member of such clearing service) and an appropriate number of BA Equivalent Notes in favour of each Non BA Lender. The dates, the maturity dates and the principal amounts of all Drafts and BA Equivalent Notes delivered by a Borrower shall be left blank, to be completed by the Lenders as required by this Agreement. All such Drafts or BA Equivalent Notes shall be held by each Lender subject to the same degree of care as if they were such Lender’s own property kept at the place at which the Drafts or BA Equivalent Notes are ordinarily kept by such Lender. Each Lender, upon written request of a Borrower, will promptly advise such Borrower of the number and designation, if any, of the Drafts and BA Equivalent Notes then held by it. No Lender shall be liable for its failure to accept a Draft or purchase a BA Equivalent Note as required by this Agreement if the cause of such failure is, in whole or in part, due to the failure of a Borrower to provide on a timely basis appropriate Drafts or BA Equivalent Notes to the applicable Lender as may be requested by such Lender on a timely basis from time to time.

5.2 Borrowings of Banker’s Acceptances and BA Equivalent Notes

(a) The Administrative Agent, promptly following receipt of a Notice of Borrowing requesting Banker’s Acceptances, shall (i) advise each BA Lender of the face amount and the term of the Draft to be accepted by it and (ii) advise each applicable Non BA Lender of the face amount and term of the BA Equivalent Note to be purchased by it. All Drafts to be accepted from time to time by each BA Lender that is a member of a clearing service shall be payable to such clearing service. The term of all Banker’s Acceptances and BA Equivalent Notes issued pursuant to any Notice of Borrowing shall be identical. Each Banker’s Acceptance and BA Equivalent Note shall be dated the date on which it is issued and shall be for a term of 15 days or 1, 2, 3 or 6 months, subject to availability (or if available to all the BA Lenders accepting Banker’s Acceptances as determined by such BA Lenders in good faith based on prevailing market conditions, a twelve month period), provided that in no event shall the term of a Banker’s Acceptance or a BA Equivalent Note extend beyond the Maturity Date applicable to such Borrowing. The face amount of the Draft (or the aggregate face amount of the Drafts) to be accepted at any time by each Lender which is a BA Lender, and the face amount of the BA Equivalent Notes to be purchased at any time by each Lender which is a Non BA Lender, shall be determined by the Administrative Agent based upon the amounts of their respective Commitments of the applicable Class. In determining a Lender’s Revolving Credit Commitment Percentage of the applicable Class in respect of a request for Banker’s Acceptances, the Administrative Agent, in its sole discretion, shall be entitled to increase or decrease the face amount of any Draft, or BA Equivalent Note to the nearest $1,000.

(b) Each BA Lender shall complete and accept on the applicable drawdown date a Draft having a face amount (or Drafts having the face amounts) and term advised by the Administrative Agent pursuant to subsection 5.2(a). Each applicable BA Lender shall purchase on the date specified in the applicable Notice of Borrowing the Banker’s Acceptance accepted by it, for an aggregate price equal to the BA Discount Proceeds of such Banker’s Acceptance. Each Borrower shall ensure that there is delivered to each applicable BA Lender that is a member of a clearing service the completed Banker’s Acceptances, and such BA Lender is hereby authorized to release the Banker’s Acceptance accepted by it to such clearing house upon receipt of confirmation that such clearing house holds such Banker’s Acceptance for the account of such BA Lender.

(c) Each Non BA Lender, in lieu of accepting Drafts or purchasing Banker’s Acceptances on any date of Borrowing, will complete and purchase from the applicable Borrower on such date a BA Equivalent Note in a face amount and for a term identical to the face amount and term of the Draft which such Non BA Lender would have been required to accept on such date if it were a BA Lender, for a price equal to the BA Discount Proceeds of such BA Equivalent Note. Each Non BA Lender shall be entitled without charge to exchange any BA Equivalent Note held by it for two or more BA Equivalent Notes of identical date and aggregate face amount, and, upon request of such Non BA Lender, the applicable Borrower will execute and deliver to such Non BA Lender such replacement BA Equivalent Notes and such Non BA Lender shall return the original BA Equivalent Note to such Borrower for cancellation.

(d) The signature of any duly authorized officer of a Borrower (or the Borrower Representative on behalf of any Borrower) on a Draft or a BA Equivalent Note may be mechanically reproduced in facsimile, and all Drafts and BA Equivalent Notes bearing such facsimile signature shall be as binding upon such Borrower as if it had been manually signed by such officer, notwithstanding that such Person whose manual or facsimile signature appears on such Draft or BA Equivalent Note may no longer hold office at the date of such Draft or BA Equivalent Note or at the date of acceptance of such Draft by a BA Lender or at any time thereafter.

5.3 Fees

(a) The applicable Borrower shall pay to each BA Lender in respect of each Draft tendered by such Borrower to and accepted by such BA Lender, and to each Non BA Lender in respect of each BA Equivalent Note tendered to and purchased by such Non BA Lender, as a condition of such acceptance or purchase, the BA Stamping Fee.

(b) Upon acceptance of each Draft or purchase of each BA Equivalent Note, the applicable Borrower shall pay to the applicable Lender the related fee specified in Section 5.3(a), and to facilitate payment such Lender shall be entitled to deduct and retain for its own account the amount of such fee from the amount to be transferred by such Lender to the Administrative Agent for the account of such Borrower pursuant to this Agreement in respect of the sale of the related Banker’s Acceptance or of such BA Equivalent Note.

5.4 Repayment

(a) On the date of maturity of each Banker’s Acceptance or BA Equivalent Note, the applicable Borrower shall pay to the Administrative Agent, for the account of the holder of such Banker’s Acceptance or BA Equivalent Note, in Dollars an amount equal to the face amount of such Banker’s Acceptance or BA Equivalent Note, as the case may be (subject to standard and customary mechanics in connection with rollovers or conversions pursuant to Section 2.6). The obligation of a Borrower to make such payment shall not be prejudiced by the fact that the holder of such Banker’s Acceptance is the Lender that accepted such Banker’s Acceptances. No days of grace shall be claimed by a Borrower for the payment at maturity of any Banker’s Acceptance or BA Equivalent Note. If a Borrower does not make such payment, from the proceeds of a Borrowing obtained under this Agreement or otherwise, the amount of such required payment shall be deemed to be a Prime Rate Loan to such Borrower from the Lender that accepted such Banker’s Acceptance or purchased such BA Equivalent Note.

5.5 Major Disruption

(a) If

(i)

the Administrative Agent makes a determination (acting reasonably and in good faith), which determination shall, absent clearly demonstrable error, be conclusive and binding upon the Borrowers, and notifies the Borrower Representative, that there no longer exists an active market for Banker’s Acceptances accepted by the Lenders;

(ii)

the Required Lenders advise the Administrative Agent who in turn advises the Borrower Representative that for any reason after the Closing Date affecting the market for Banker’s Acceptances, adequate and fair means do not exist for the Lenders to readily sell Banker’s Acceptances or perform their obligations under this Agreement with respect to Banker’s Acceptances; or

(iii)

the Administrative Agent is advised by the Required Lenders by written notice (each, a “Lender BA Suspension Notice”) that such Lenders have determined (acting reasonably and in good faith) that the BA Rate will not or does not accurately reflect the cost of funds of such Lenders or the discount rate which would be applicable to a sale of Banker’s Acceptances accepted by such Lenders in the market;

then:

(iv)

the right of the Borrowers to request Banker’s Acceptances or BA Equivalent Notes from any Lender shall be suspended until the Administrative Agent determines that the circumstances causing such suspension no longer exist, and so notifies the Borrower Representative and the Lenders;

(v)

any outstanding Notice of Borrowing requesting a Borrowing by way of Banker’s Acceptances or BA Equivalent Notes shall be deemed to be a Notice of Borrowing requesting a Borrowing by way of Prime Rate Loans in the amount specified in the original Notice of Borrowing;

(vi)

any outstanding Notice of Conversion or Continuation requesting a conversion of a Borrowing by way of Banker’s Acceptances or BA Equivalent Notes shall be deemed to be a Notice of Conversion or Continuation requesting a conversion of such Borrowings into a Borrowing by way of Prime Rate Loans; and

(vii)

any outstanding Notice of Conversion or Continuation requesting a rollover of a Borrowing by way of Banker’s Acceptances or BA Equivalent Notes, shall be deemed to be a Notice of Conversion or Continuation requesting a conversion of such Borrowings into a Borrowing by way of Prime Rate Loans.

(b) The Administrative Agent shall promptly notify the Borrower Representative and the Lenders of any suspension of the Borrowers’ right to request Borrowings by way of Banker’s Acceptances or BA Equivalent Notes and of any termination of any such suspension. A Lender BA Suspension Notice shall be effective upon receipt of the same by the Administrative Agent if received prior to 2:00 p.m. (Toronto time) on a Business Day and if not, then on the next following Business Day, except in connection with an outstanding Notice of Borrowing, Notice of Conversion or Continuation, in which case the applicable Lender BA Suspension Notice shall only be effective with respect to such outstanding Notice of Borrowing or Notice of Conversion or Continuation if received by the Administrative Agent prior to 2:00 p.m. (Toronto time) two (2) Business Days prior to the proposed date of Borrowing, date of conversion or date of rollover (as applicable) applicable to such outstanding Notice of Borrowing or Notice of Conversion or Continuation, as applicable.

ARTICLE 6

PAYMENTS

6.1 Voluntary Prepayments

(a) The Borrowers shall have the right to prepay Loans, including Revolving Loans and Swingline Loans, as applicable, without premium or penalty, in whole or in part from time to time on the following terms and conditions: (a) the Borrower Representative shall give the Administrative Agent at the Administrative Agent’s Office written notice of a Borrower’s intent to make such prepayment, the amount of such prepayment and, in the case of LIBOR Loans, EURIBOR Loans, Banker’s Acceptances and BA Equivalent Notes, the specific Borrowing(s) pursuant to which made, which notice shall be given by the Borrower Representative no later than (i) 1:00 p.m. (Toronto time) (A) in the case of LIBOR Loans, EURIBOR Loans, Banker’s Acceptances and BA Equivalent Notes three (3) Business Days prior to, or (B) in the case of Prime Rate Loans, ABR Loans and European Base Rate Loans, one (1) Business Day prior to, or (ii) 2:00 p.m. (Toronto time) in the case of Swingline Loans, on, the date of such prepayment (or, in any case under the foregoing clause (a)(i) or clause (a)(ii), such shorter period of time as agreed to by the Administrative Agent in its reasonable discretion) and shall promptly be transmitted by the Administrative Agent to each of the Lenders or the Swingline Lender, as the case may be; (b) each partial prepayment of (i) any Borrowing by way of Banker’s Acceptances and BA Equivalent Notes shall be in a minimum amount of $100,000 and in multiples of $100,000 in excess thereof, (ii) any Prime Rate Loans (including Swingline Loans) shall be in a minimum amount of $100,000 and in multiples of $100,000 in excess thereof, (iii) any Borrowing of LIBOR Loans shall be in a minimum amount of U.S.$100,000 or £100,000 and in multiples of U.S.$100,000 or £100,000, as applicable, in excess thereof and (iv) any ABR Loans (including Swingline Loans) shall be in a minimum amount of U.S.$100,000 and in multiples of U.S.$100,000 in excess thereof, (v) any Borrowing of EURIBOR Loans shall be in a minimum amount of €100,000 and in multiples of €100,000 in excess thereof and (vi) any Borrowing of European Base Rate Loans shall be in a minimum amount of €100,000 and in multiples of €100,000 in excess thereof; provided that no partial prepayment of LIBOR Loans or EURIBOR Loans made pursuant to a single Borrowing shall reduce the outstanding LIBOR Loans or EURIBOR Loans made pursuant to such Borrowing to an amount less than the applicable Minimum Borrowing Amount for such LIBOR Loans or EURIBOR Loans; (c) notwithstanding the foregoing, Banker’s Acceptances and BA Equivalent Notes may not be repaid prior to their respective maturity or expiry dates but may be Cash Collateralized together with delivery of such documentation as may be required by the Administrative Agent as specified in Section 3.7; and (d) in the case of any prepayment of LIBOR Loans or EURIBOR Loans pursuant to this Section 6.1 on any day prior to the last day of an Interest Period applicable thereto, the applicable Borrower shall, promptly after receipt of a written request by any applicable Lender (which request shall set forth in reasonable detail the basis for requesting such amount), pay to the Administrative Agent for the account of such Lender any amounts required pursuant to Section 2.11.

(b) Application to Revolving Loans. Each prepayment in respect of any Loans pursuant to Section 6.1(a), other than Banker’s Acceptances and BA Equivalent Notes specifically identified for prepayment in the applicable prepayment notice, shall be applied pro rata to the Class or Classes of Loans as are outstanding at the time of such prepayment except where such prepayment is in connection with the termination of any Class of Commitments pursuant to Section 4.2, in which case such prepayment may be directed to the Class of Commitments being terminated at such time. At the Borrower Representative’s election in connection with any prepayment pursuant to this Section 6.1, subject to compliance with Section 2.17(a)(ii), such prepayment shall not be applied to any Revolving Loan of a Defaulting Lender. Each prepayment under Section 6.1(a) of Revolving Loans of any particular Class (x) made pursuant to a Borrowing shall be applied pro rata among such Revolving Loans; and (y) notwithstanding the provisions of the preceding clause (x), subject to compliance with Section 2.17(a)(ii), no prepayment of Revolving Loans shall be applied to the Revolving Loans of any Defaulting Lender unless otherwise agreed in writing by the Borrower Representative. Notwithstanding the foregoing, with respect to each prepayment of Revolving Loans, the Borrower Representative may designate the Types of Loans that are to be prepaid and the specific Borrowing(s) pursuant to which made. In the absence of a designation by the Borrower Representative as described in the preceding sentence with respect to the Type of Loans that are to be prepaid, the Administrative Agent shall, subject to the above, make such designation in its reasonable discretion with a view, but no obligation, to minimize breakage costs owing under Section 2.11. The voluntary prepayments set forth in this Section 6.1 shall not reduce the aggregate amount of Commitments and amounts prepaid may be reborrowed. Notwithstanding the foregoing and prior to the FILO Credit Maturity Date (and subject to Section 12.14 of this Agreement) all repayments of Revolving Loans shall be applied first to outstanding Revolving Loans pursuant to the Revolving Credit Commitments and once fully paid (excluding Letters of Credit) to outstanding Revolving Loans pursuant to the FILO Credit Commitment.

(c) Notwithstanding anything to the contrary contained in this Agreement, the Borrower Representative may rescind, or extend the date for prepayment specified in, any notice of prepayment under Section 6.1(a) if such prepayment would have resulted from a refinancing of all or any portion of any Credit Facility or Credit Facilities or other conditional event, which refinancing or other conditional event shall not be consummated or shall otherwise be delayed; provided that the applicable Borrower shall pay to the Administrative Agent for the account of such Lender any amounts required pursuant to Section 2.11.

6.2 Mandatory Prepayments

(a) Repayment of Revolving Loans.

(i)

Except with respect to Protective Advances permitted under Section 2.1(e), if on any date (A) the Revolving Credit Exposure with respect to the Revolving Credit Loans and Revolving Credit Commitments exceeds the Revolving Credit Line Cap then in effect, (B) the Revolving Credit Exposure to CGI Borrower with respect to the Revolving Credit Loans and Revolving Credit Commitments exceeds the CGI Line Cap then in effect, and (C) the Revolving Credit Exposure to the Swiss Borrower with respect to the Revolving Credit Loans and Revolving Credit Commitments exceeds the Swiss Line Cap then in effect, the applicable

Borrower(s) shall forthwith repay within one (1) Business Day after the date on which the Borrower Representative receives notice of such excess, Revolving Credit Loans of such Borrower in an aggregate amount equal to such excess; provided that Banker’s Acceptances and BA Equivalent Notes may not be repaid prior to their respective maturity or expiry dates but shall be Cash Collateralized in accordance with Section 3.7. If after giving effect to the prepayment (or Cash Collateralization) of all outstanding Revolving Credit Loans in accordance with the foregoing, the Lenders’ Revolving Credit Exposure with respect to the Revolving Credit Loans and Revolving Credit Commitments for any reason exceed the Revolving Credit Line Cap then in effect, the aggregate amount of the Lenders’ Revolving Credit Exposure to Swiss Borrower with respect to the Revolving Credit Loans and Revolving Credit Commitments for any reason exceed the Swiss Line Cap then in effect or the aggregate amount of the Lenders’ Revolving Credit Exposure to CGI Borrower with respect to the Revolving Credit Loans and Revolving Credit Commitments for any reason exceed the CGI Line Cap then in effect, the applicable Borrower(s) shall Cash Collateralize, in accordance with Section 3.7, the Letters of Credit Outstanding (and any Banker’s Acceptances and BA Equivalent Notes outstanding) of such Borrower in relation to such Class to the extent of such excess within one (1) Business Day after the date on which the Borrower Representative receives notice of such excess.

(ii)

If after giving effect to the prepayment (or Cash Collateralization) of all outstanding Revolving Credit Loans in accordance with the foregoing clause (i), if on any date the Revolving Credit Exposure with respect to FILO Credit Commitments and FILO Credit Loans exceeds the FILO Credit Line Cap then in effect, the applicable Borrower(s) shall forthwith repay within one (1) Business Day after the date on which the Borrower Representative receives notice of such excess, FILO Credit Loans of such Borrower in an aggregate amount equal to such excess; provided that Banker’s Acceptances and BA Equivalent Notes may not be repaid prior to their respective maturity or expiry dates but shall be Cash Collateralized in accordance with Section 3.7.

(iii)	The Revolving Loans shall be repaid daily in accordance with (and to the extent required under) the provisions of Section 10.9, to the extent then applicable.

(b) Application to Revolving Loans. With respect to each prepayment of Revolving Loans required by Section 6.2(a), the Borrower Representative may designate (i) the Types of Loans that are to be prepaid and the specific Borrowing(s) pursuant to which made and (ii) the Revolving Loans to be prepaid, provided that (x) each prepayment shall be applied first, ratably to outstanding Swingline Loans and Unpaid Drawings and second, to the prepayment of outstanding Revolving Loans, (y) after giving effect to clause (x), each prepayment of any Loans made pursuant to a Borrowing shall be applied pro rata among such Loans; and (z) notwithstanding the provisions of the preceding clauses (x) or (y), subject to compliance with Section 2.17(a)(ii), no prepayment of Revolving Loans shall be applied to the Revolving Loans of any Defaulting Lender unless otherwise agreed in writing by the Borrower Representative. In the absence of a designation by the Borrower Representative as described in the preceding sentence, the Administrative Agent shall, subject to the above, make such designation in its reasonable discretion with a view, but no obligation, to minimize breakage costs owing under Section 2.11. The mandatory prepayments set forth in this Section 6.2 shall not reduce the aggregate amount of Commitments and amounts prepaid may be reborrowed in accordance with the terms hereof. Notwithstanding the foregoing and prior to the FILO Credit Maturity Date (and subject to Section 12.14 of this Agreement) all repayments of Revolving Loans shall be applied first to outstanding Revolving Loans pursuant to the Revolving Credit Commitments and once fully paid (excluding Letters of Credit) to outstanding Revolving Loans pursuant to the FILO Credit Commitment.

6.3 Method and Place of Payment

(a) Except as otherwise specifically provided herein, all payments under this Agreement shall be made by the Borrowers, without set-off, counterclaim or deduction of any kind, to the Administrative Agent for the ratable account of the Lenders entitled thereto (or, in the case of the Swingline Loans to the Swingline Lender) or the Letter of Credit Issuer entitled thereto, as the case may, be not later than 2:00 p.m. (Toronto time), in each case, on the date when due and shall be made in Same Day Funds at the Administrative Agent’s Office or at such other office as the Administrative Agent shall specify for such purpose by notice to the Borrower Representative (or, in the case of the Swingline Loans, at such office as the Swingline Lender shall specify for such purpose by notice to the Borrower Representative), it being understood that written or facsimile notice by the Borrower Representative to the Administrative Agent to make a payment from the funds in the Borrowers’ account at the Administrative Agent’s Office shall constitute the making of such payment to the extent of such funds held in such account. All repayments or prepayments of any Loans (whether of principal, interest or otherwise) hereunder shall be made in Dollars. The Administrative Agent will thereafter cause to be distributed on the same day (if payment was actually received by the Administrative Agent prior to 2:00 p.m. (Toronto time) or, otherwise, on the next Business Day) like funds relating to the payment of principal or interest or Fees ratably to the Lenders entitled thereto.

(b) Any payments under this Agreement that are made later than 2:00 p.m. (Toronto time) may, solely for purposes of calculating interest and fees, be deemed to have been made on the next succeeding Business Day in the Administrative Agent’s reasonable discretion (or, in the case of the Swingline Loans, at the Swingline Lender’s reasonable discretion). Whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest shall be payable during such extension at the applicable rate in effect immediately prior to such extension.

6.4 Net Payments

(a) Payments Free of Taxes; Obligation to Withhold; Payments on Account of Taxes.

(i)

Any and all payments by or on account of any obligation of any Credit Party hereunder or under any other Credit Document shall to the extent permitted by applicable laws be made free and clear of and without reduction or withholding for any Taxes.

(ii)

A payment shall not be increased under paragraph (i) above by reason of Swiss Withholding Tax if (A) the Non-Bank Rules would not have been violated if the assigning Lender would have complied with its obligation to obtain the consent of the Borrower Representative to the assignment of all or a portion of its Loans and Commitment under Section 14.6 (Successors and Assigns) or if (B) the Lender in relation to which the Swiss Borrower makes the payment was a Qualifying Bank when it became a Lender under this Agreement but on that date such Lender is not or has ceased to be a Qualifying Bank, other than as a result of any Change in Law after the date it became a Lender under this Agreement.

(iii)

If any Credit Party, the Administrative Agent or any other applicable Withholding Agent shall be required by applicable law to withhold or deduct any Taxes from any payment, then (A) such Withholding Agent shall withhold or make such deductions as are reasonably determined by such Withholding Agent to be required by applicable law, (B) such Withholding Agent shall timely pay the full amount withheld or deducted to the relevant Governmental Authority, and (C) to the extent that the withholding or deduction is made on account of Indemnified Taxes or Other Taxes, the sum payable by the applicable Credit Party shall be increased as necessary so that after any required withholding or deductions have been made (including withholding or deductions applicable to additional sums payable under this Section 6.4) each Lender (or, in the case of a payment to the Administrative Agent for its own account, the Administrative Agent) receives an amount equal to the sum it would have received had no such withholding or deductions been made.

(b) Payment of Other Taxes by the Borrowers. Without limiting the provisions of subsection (a) above, the Borrowers shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law or timely reimburse the Administrative Agent or any Lender for the payment of any Other Taxes.

(c) Tax Indemnifications. Without limiting the provisions of subsection (a) or (b) above (but subject to the exclusion set out in paragraph (ii) of subsection (a) above), each Borrower shall, severally and not jointly, indemnify the Administrative Agent and each Lender, and shall make payment in respect thereof within 15 days after demand therefor, for the full amount of Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 6.4) payable by the Administrative Agent or such Lender, as the case may be, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of any such payment or liability (along with a written statement setting forth in reasonable detail the basis and calculation of such amounts) delivered to the Borrower Representative by a Lender, or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error. If the Borrower Representative reasonably believes that any such Indemnified Taxes or Other Taxes were not correctly or legally asserted, the Administrative Agent and/or each affected Lender will use reasonable efforts to cooperate with the Borrower Representative in pursuing a refund of such Indemnified Taxes or Other Taxes so long as such efforts would not, in the sole determination of the Administrative Agent or affected Lender, result in any additional costs, expenses or risks or be otherwise disadvantageous to it.

(d) Evidence of Payments. After any payment of Taxes by any Credit Party or the Administrative Agent to a Governmental Authority as provided in this Section 6.4, the Borrower Representative shall deliver to the Administrative Agent or the Administrative Agent shall deliver to the Borrower Representative, as the case may be, the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of any return required by laws to report such payment or other evidence of such payment reasonably satisfactory to the Borrower Representative or the Administrative Agent, as the case may be.

(e) Status of Lenders and Tax Documentation.

(i)

Each Lender shall deliver to the Borrower Representative and to the Administrative Agent, at such time or times reasonably requested by the Borrower Representative or the Administrative Agent, such properly completed and executed documentation prescribed by applicable laws or by the taxing authorities of any jurisdiction and such other reasonably requested information as will permit the Borrower Representative or the Administrative Agent, as the case may be, to determine (A) whether or not any payments made hereunder or under any other Credit Document are subject to Taxes, (B) if applicable, the required rate of withholding or deduction, (C) such Lender’s entitlement to any available exemption from, or reduction of, applicable Taxes in respect of any payments to be made to such Lender by any Credit Party pursuant to any Credit Document or otherwise to establish such Lender’s status for withholding tax purposes in the applicable jurisdiction and (D) information satisfactory for the Borrower Representative to determine if such Lender is or is not a Qualifying Bank. Any documentation and information required to be delivered by a Lender pursuant to this Section 6.4(e) shall be delivered by such Lender (i) on or prior to the Closing Date (or on or prior to the date it becomes a party to this Agreement), (ii) on or before any date on which such documentation expires or becomes obsolete or invalid, (iii) after the occurrence of any change in the Lender’s circumstances requiring a change in the most recent documentation previously delivered by it to the Borrower Representative and the Administrative Agent, and (iv) from time to time thereafter if reasonably requested by the Borrower Representative or the Administrative Agent, and each such Lender shall promptly notify in writing the Borrower Representative and the Administrative Agent if such Lender is no longer legally eligible to provide any documentation previously provided.

(ii)	Notwithstanding anything to the contrary in this Section 6.4, no Lender or the Administrative Agent shall be required to deliver any documentation that it is not legally eligible to deliver.

(f) Treatment of Certain Refunds. If the Administrative Agent or any Lender determines, in its sole discretion exercised in good faith, that it has received a refund of any Indemnified Taxes or Other Taxes as to which it has been indemnified by any Credit Party or with respect to which any Credit Party has paid additional amounts pursuant to this Section 6.4, the Administrative Agent or such Lender (as applicable) shall promptly pay to the Borrowers an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by the Credit Parties under this Section 6.4 with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses (including any

Taxes) incurred by the Administrative Agent or such Lender, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided that the Borrowers, upon the request of the Administrative Agent or such Lender, agree to repay the amount paid over to the Borrowers (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. In such event, the Administrative Agent or such Lender, as the case may be, shall, at the Borrower Representative’s request, provide the Borrower Representative with a copy of any notice of assessment or other evidence of the requirement to repay such refund received from the relevant taxing authority (provided that the Administrative Agent or such Lender may delete any information therein that it deems confidential). Notwithstanding anything to the contrary in this paragraph, in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph the payment of which would place the indemnified party in a less favourable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This subsection shall not be construed to require the Administrative Agent or any Lender to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to any Credit Party or any other Person.

(g) For the avoidance of doubt, for purposes of this Section 6.4, the term Lender includes the Letter of Credit Issuer and the Swingline Lender and the term “applicable law” includes FATCA.

(h) Each party’s obligations under this Section 6.4 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under the Credit Documents.

6.5 Computations of Interest and Fees

(a) All interest on Loans shall be calculated on the basis of a 365- (or 366-, as the case may be) day year for the actual days elapsed, except interest on LIBOR Loans and EURIBOR Loans shall be calculated on the basis of a 360-day year for the actual days elapsed.

(b) Fees and the average daily Stated Amount of Letters of Credit shall be calculated on the basis of a 360-day year for the actual days elapsed.

6.6 Limit on Rate of Interest

(a) No Payment Shall Exceed Lawful Rate. Notwithstanding any other term of this Agreement, the Borrowers shall not be obliged to pay any interest or other amounts under or in connection with this Agreement or otherwise in respect of the Obligations in excess of the amount or rate permitted under or consistent with any applicable law, rule or regulation.

(b) Payment at Highest Lawful Rate. If the Borrowers are not obliged to make a payment that they would otherwise be required to make, as a result of Section 6.6(a), the Borrowers shall make such payment to the maximum extent permitted by or consistent with applicable laws, rules, and regulations.

(c) Adjustment if Any Payment Exceeds Lawful Rate. If any provision of this Agreement or any of the other Credit Documents would obligate the Borrowers to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate that would be prohibited by any applicable law, rule or regulation, then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law (the “Maximum Rate”), such adjustment to be effected, to the extent necessary, by reducing the amount or rate of interest required to be paid by the Borrowers to the affected Lender under Section 2.8; provided that to the extent lawful, the interest or other amounts that would have been payable but were not payable as a result of the operation of this Section shall be cumulated and the interest payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if any Lender shall have received from the Borrowers an amount in excess of the maximum permitted by any applicable law, rule or regulation, then the Borrowers shall be entitled, by notice in writing to the Administrative Agent to obtain reimbursement from that Lender in an amount equal to such excess, and pending such reimbursement, such amount shall be deemed to be an amount payable by that Lender to the Borrowers.

ARTICLE 7

CONDITIONS PRECEDENT TO INITIAL BORROWING

The initial Borrowing under the Existing Credit Agreement was subject to the satisfaction of the following conditions precedent on the Closing Date, except as otherwise agreed between the Borrowers and the Administrative Agent.

7.1 Credit Documents

The Administrative Agent (or its counsel) shall have received:

(a)	this Agreement, executed and delivered by a duly Authorized Officer of Holdings, CGI Borrower and Swiss Borrower;

(b)

a guarantee from each of Holdings, CGI Borrower, each other Canadian Credit Party and each U.S. Credit Party guaranteeing the due payment and performance to the Administrative Agent and the Lenders of all present and future Obligations of each of the other Credit Parties to the Administrative Agent, the Lenders and the other Secured Parties or any one or more of them under the Credit Documents, executed and delivered by a duly Authorized Officer of each Credit Party;

(c)

a general security agreement from each Credit Party (other than Swiss Borrower and the UK Credit Parties) in favor of the Administrative Agent constituting a first-priority Lien (subject only to Permitted Liens) on substantially all of its present and future property (other than Excluded Property), executed and delivered by a duly Authorized Officer of each such Credit Party;

(d)

a securities pledge agreement from Holdings, in favor of the Administrative Agent constituting a first-priority Lien (subject to Permitted Liens) on all Equity Interests (other than Excluded Stock and Stock Equivalents) that it owns, executed and delivered by a duly Authorized Officer of Holdings;

(e)

a securities pledge agreement from CGI Borrower, in favor of the Administrative Agent constituting a first-priority Lien (subject to Permitted Liens) on all Equity Interests that it owns (other than Excluded Stock and Stock Equivalents), executed and delivered by a duly Authorized Officer of CGI Borrower;

(f)	the Holdings Subordination Agreement, executed and delivered by a duly Authorized Officer of Holdings and CGI Borrower; and

(g)	the Shareholder Subordination Agreement, executed and delivered by a duly Authorized Officer of the Shareholder and Holdings.

7.2 Collateral

(a) All outstanding Equity Interests in whatever form of CGI Borrower and each Restricted Subsidiary that are directly owned by any Credit Party and required to be pledged pursuant to the Security Documents shall have been pledged pursuant thereto;

(b) The Administrative Agent shall have received the certificates representing securities of the Borrowers and of each Credit Party’s Wholly-Owned Restricted Subsidiaries to the extent required to be delivered and pledged under the Security Documents (to the extent certificated, accompanied by undated stock (or equivalent) powers endorsed in blank); and

(c) All Uniform Commercial Code, PPSA financing statements and the equivalent filings and registrations in each of the Relevant Jurisdictions of each Credit Party reasonably requested by the Administrative Agent to be filed, registered or recorded to create the Liens intended to be created by any Security Document and perfect such Liens to the extent required by, and with the priority required by, such Security Document shall have been delivered to the Administrative Agent for filing, registration or recording and in the case of any Collateral located in Canada, and such other Relevant Jurisdiction where pre-filing or registration are permitted, shall have been filed, registered or recorded;

provided that each of the requirements set forth in this Section 7.2 shall be subject to Section 10.14(d) and Schedule 10.14(d) and shall not constitute conditions precedent to the initial Borrowing on the Closing Date, and CGI Borrower agrees to deliver, or cause to be delivered, such documents and instruments, or take or cause to be taken such other actions, as may be required to perfect such security interests in accordance with Section 10.14(d) and Schedule 10.14(d).

7.3 Legal Opinions

The Administrative Agent (or its counsel) shall have received the executed legal opinions, in customary form, of each of:

(a)	Stikeman Elliott LLP, Ontario and British Columbia counsel to the Credit Parties;

(b)	Aikins MacAulay & Thorvaldson LLP, Manitoba counsel to the Credit Parties;

(c)	Ropes & Gray LLP, U.S. counsel to the Credit Parties;

(d)	Homburger AG, Swiss counsel to the Credit Parties;

(e)	Stewart McKelvey, Nova Scotia counsel; and

(f)	Borel & Barbey, Swiss counsel to the Administrative Agent.

7.4 Closing Certificates

(a) The Administrative Agent (or its counsel) shall have received a certificate of the Borrowers and each other Credit Party, dated the Closing Date, substantially in the form of Exhibit I, with appropriate insertions, and attaching the documents referred to in Section 7.5.

(b) The Administrative Agent (or its counsel) shall have received a certificate of status or good standing (or an equivalent), as applicable, from each Credit Party’s jurisdiction of incorporation or organization.

(c) The Administrative Agent shall have received certificates of insurance acceptable to the Administrative Agent, acting reasonably, showing, inter alia, the Administrative Agent as a loss payee as its interest may appear on all property insurance policies.

7.5 Authorization of Proceedings of Guarantors and the Borrowers; Corporate Documents

The Administrative Agent shall have received (i) a copy of the resolutions of the board of directors or other governing body of the Borrowers and each other Credit Party (or a duly authorized committee thereof) authorizing (a) the execution, delivery, and performance of the Credit Documents (and any agreements relating thereto) to which it is a party, and (b) in the case of the Borrowers, the extensions of credit contemplated hereunder, (ii) the certificate of incorporation and by-laws, certificate of formation and operating agreement, up-to-date trade register excerpts or other comparable Organizational Documents, as applicable, of each Borrower and each other Credit Party, (iii) signature and incumbency certificates (or other comparable documents evidencing the same) of the authorized officers of the Borrowers and each other Credit Party executing the Credit Documents to which it is a party, and (iv) in the case of CGI Borrower, copies of the Holdings Loan Agreement and Shareholder Loan Agreement.

7.6 Fees

The Agents and Lenders shall have received, substantially simultaneously with the funding of the initial Borrowing, fees required to be paid on the Closing Date pursuant to this Agreement and, to the extent invoiced at least three (3) Business Days prior to the Closing Date (except as otherwise reasonably agreed by the Borrower Representative), reasonable out-of-pocket expenses previously agreed in writing to be paid on the Closing Date.

7.7 Representations and Warranties

The representations and warranties set forth in Article 9 and in the other Credit Documents are true and correct in all material respects (except for representations and warranties that are already qualified by materiality, which representations and warranties shall be true and correct in all respects after giving effect to such materiality qualifier) on and as of the Closing Date and an Authorized Officer of CGI Borrower shall have certified the same to the Lenders.

7.8 Anti-terrorism; Patriot Act; etc.

The Administrative Agent shall have received (at least two Business Days prior to the Closing Date to the extent requested with reasonable advance notice) all documentation and information about the Borrowers and each other Credit Party that is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the Patriot Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).

7.9 Financial Statements

The Administrative Agent shall have received the Historical Financial Statements.

7.10 No Material Adverse Effect; No Default or Event of Default

(a) Since December 31, 2015, a Material Adverse Effect will not have occurred or arisen and an Authorized Officer of CGI Borrower shall have certified the same to the Lenders.

(b) No Default or Event of Default has occurred and is continuing on the Closing Date or would result from making the initial Borrowing and an Authorized Officer of CGI Borrower shall have certified the same to the Lenders.

7.11 Refinancing

Prior to, or substantially concurrently with, the execution and delivery of this Agreement and, if applicable, the funding of the initial Borrowing hereunder, the Closing Refinancing shall be consummated.

7.12 Initial Borrowing Base Certificate

The Administrative Agent shall have received an initial Borrowing Base Certificate.

7.13 Notice of Borrowing; Letter of Credit Request

(a) Prior to the making of any Revolving Credit Loan and any Swingline Loan on the Closing Date, the Administrative Agent shall have received a Notice of Borrowing meeting the requirements of Section 2.3.

(b) Prior to the issuance of any Letter of Credit on the Closing Date, the Administrative Agent and the Letter of Credit Issuer shall have received a Letter of Credit Request meeting the requirements of Section 3.2(a).

7.14 Collateral, Closing Date Excess Availability

The Borrowing Base on the Closing Date shall be sufficient in value, as reasonably determined by the Administrative Agent, to provide CGI Borrower with Excess Availability, after giving effect to the extensions of credit to be made hereunder on the Closing Date (on a pro forma basis, with trade payables being paid currently, and expenses and liabilities being paid in the ordinary course of business and without acceleration of sales or deterioration of working capital) of at least $10,000,000. For purposes of determining compliance with the conditions specified in Article 7 on the Closing Date, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

ARTICLE 8

CONDITIONS PRECEDENT TO ALL CREDIT EVENTS AFTER THE CLOSING DATE

The agreement of each Lender to make any Loan requested to be made by it on any date after the Closing Date (excluding Mandatory Borrowings, Revolving Loans required to be made by the Lenders in respect of Unpaid Drawings pursuant to Sections 3.3 and 3.4 and any Protective Advance, any Incremental Revolving Credit Loan made to finance a Permitted Acquisition or Permitted Investment, or in connection with refinancing of any Indebtedness that requires an irrevocable prepayment or redemption notice, in accordance with Section 2.14 and, for the avoidance of doubt, any conversion or continuation of any Loan pursuant to Section 2.6) and the obligation of the Letter of Credit Issuer to issue Letters of Credit on any date after the Closing Date is subject to the satisfaction (or waiver) of the following conditions precedent:

8.1 No Default; Representations and Warranties

At the time of each Credit Event and also after giving effect thereto (a) no Default or Event of Default shall have occurred and be continuing and (b) all representations and warranties made by any Credit Party contained herein or in the other Credit Documents shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of the date of such Credit Event (except where such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date).

8.2 Notice of Borrowing; Letter of Credit Request

(a) Prior to the making of each Revolving Loan (other than any Revolving Loan made pursuant to Section 3.4(a)) and each Swingline Loan, the Administrative Agent shall have received a Notice of Borrowing meeting the requirements of Section 2.3.

(b) Prior to the issuance of each Letter of Credit, the Administrative Agent and the Letter of Credit Issuer shall have received a Letter of Credit Request meeting the requirements of Section 3.2(a).

(c) After giving effect to any requested Credit Event, the aggregate of all Lenders’ Revolving Credit Exposures with respect to the Revolving Credit Commitments and Revolving Credit Loans does not exceed the Revolving Credit Line Cap then in effect, the aggregate of all Lenders’ Revolving Credit Exposures to CGI Borrower with respect to the Revolving Credit Commitments and Revolving Credit Loans does not exceed the CGI Line Cap then in effect and the aggregate of all Lenders’ Revolving Credit Exposures to Swiss Borrower with respect to the Revolving Credit Commitments and Revolving Credit Loans does not exceed the Swiss Line

Cap then in effect and, commencing with the Sixth Closing Date and until and excluding the FILO Credit Termination Date, the aggregate of all Lenders’ Revolving Credit Exposures with respect to the FILO Credit Commitments and FILO Credit Loans does not exceed the FILO Credit Line Cap then in effect.

The acceptance of the benefits of each Credit Event shall constitute a representation and warranty by each Credit Party to each of the Lenders that all the applicable conditions specified in Article 8 above have been satisfied as of that time.

ARTICLE 9

REPRESENTATIONS AND WARRANTIES

In order to induce the Agents and the Lenders to enter into this Agreement, to make the Loans and issue or participate in Letters of Credit as provided for herein, each of the Borrowers and, in respect of Sections 9.1, 9.2, 9.3 and 9.18 only, Holdings make the following representations and warranties to the Agents and the Lenders, all of which shall survive the execution and delivery of this Agreement and the making of the Loans and the issuance of the Letters of Credit (it being understood that the following representations and warranties shall be deemed made with respect to any Foreign Subsidiary only to the extent relevant under applicable law):

9.1 Corporate Status and Structure

Each Credit Party (a) is a duly organized and validly existing corporation, limited liability company, unlimited liability company or other entity in good standing (if applicable) under the laws of the jurisdiction of its organization and has the corporate, limited liability company, unlimited liability company or other organizational power and authority to own its property and assets and to transact the business in which it is engaged and (b) has duly qualified and is authorized to do business and is in good standing (if applicable) in all jurisdictions where it is required, to be so qualified, except where the failure to be so qualified, authorized and in good standing would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect. The corporate structure of Holdings and its Subsidiaries, as at the Sixth Closing Date, together with details of the authorized and issued share capital, partnership interests, membership interest or other similar interest of each of CGI Borrower and its Subsidiaries, the name of the registered and beneficial owner of all of the issued and outstanding securities of each of CGI Borrower and its Subsidiaries and the full and correct name of Holdings and each of its Subsidiaries (including any French and English forms of name) are as set out in Schedule 9.1.

9.2 Corporate Power and Authority

Each Credit Party has the corporate or other organizational power and authority to execute, deliver and carry out the terms and provisions of the Credit Documents to which it is a party and has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance of the Credit Documents to which it is a party. Each Credit Party has duly executed and delivered each Credit Document to which it is a party and each such Credit Document constitutes the legal, valid, and binding obligation of such Credit Party enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditors’ rights generally and subject to general principles of equity.

9.3 No Violation

Neither the execution, delivery or performance by any Credit Party of the Credit Documents to which it is a party nor compliance with the terms and provisions thereof nor the consummation of the Transactions contemplated hereby (a) contravene any applicable provision of any law, statute, rule, regulation, order, writ, injunction or decree of any court or governmental instrumentality that would be, individually or in the aggregate, reasonably expected to result in a Material Adverse Effect, (b) violate any provision of the certificate of incorporation, by-laws, articles or other Organizational Documents of such Credit Party or any of the Restricted Subsidiaries or (c) result in a breach or material contravention of the documentation governing any material Indebtedness of a Credit Party, in each case under this Section 9.3, in a manner that would be, individually or in the aggregate, reasonably expected to result in a Material Adverse Effect.

9.4 Litigation

There are no actions, suits or proceedings pending or, to the knowledge of CGI Borrower, threatened in writing against any of CGI Borrower or any of the Restricted Subsidiaries that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

9.5 Margin Regulations

Neither the making of any Loan hereunder nor the use of the proceeds thereof will violate the provisions of Regulation T, U or X of the Board.

9.6 Governmental Approvals

The execution, delivery and performance of each Credit Document by any Credit Party does not require any consent or approval of, registration or filing with, or other action by, any Governmental Authority, except for (i) such as have been obtained or made and are in full force and effect, (ii) filings, consents, approvals, registrations and recordings in respect of the Liens created pursuant to the Security Documents (and to release existing Liens), and (iii) such licenses, approvals, authorizations, registrations, filings, consents or other actions the failure of which to obtain or make would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

9.7 Investment Company Act

None of Holdings, CGI Borrower, or any Restricted Subsidiary is required to be registered as an “investment company” under the Investment Company Act of 1940.

9.8 True and Complete Disclosure

(a) None of the written factual information and written data (taken as a whole) heretofore or contemporaneously furnished by or on behalf of CGI Borrower or any of its Restricted Subsidiaries or any of their respective authorized representatives to the Administrative Agent, any Joint Lead Arranger and Bookrunner, and/or any Lender on or before the Sixth Closing Date (as updated prior to the Sixth Closing Date) concerning Holdings, the Borrowers and their respective Subsidiaries for purposes of or in connection with this Agreement or any transaction contemplated herein contained any untrue statement of any material fact or omitted to state any material fact necessary to make such information and data (taken as a whole) not materially misleading at such time in light of the circumstances under which such information or data was furnished (after giving effect to all supplements and updates), it being understood and agreed that for purposes of this Section 9.8(a), such factual information and data shall not include pro forma financial information, projections, estimates (including financial estimates, forecasts, and other forward-looking information) or other forward looking information or information of a general economic or general industry nature.

(b) The projections (including financial estimates and forecasts) contained in the information and data referred to in paragraph (a) above were based on good faith estimates and assumptions believed by the Borrowers to be reasonable at the time made, it being recognized by the Lenders that such projections as to future events are not to be viewed as facts or a guarantee of performance, are subject to significant uncertainties and contingencies, many of which are beyond the control of the CGI Borrower and its Subsidiaries and that actual results during the period or periods covered by any such projections may differ from the projected results and such differences may be material.

9.9 Financial Condition; Financial Statements

(a) The Historical Financial Statements present fairly, in all material respects, the combined financial position of CGI Borrower and its Subsidiaries at the respective dates thereof and their results of operations for the period covered thereby in accordance with IFRS consistently applied throughout the periods covered thereby, except as otherwise expressly noted therein (subject, in the case of the any unaudited quarterly Historical Financial Statements to changes resulting from normal year-end adjustments and the absence of footnotes).

(b) There has been no Material Adverse Effect since the Closing Date.

Each Lender and the Administrative Agent hereby acknowledges and agrees that CGI Borrower and its Subsidiaries may be required to restate historical financial statements as the result of the implementation of changes in IFRS, or the respective interpretation thereof, and that such restatements will not result in a Default or an Event of Default under the Credit Documents.

9.10 Compliance with Laws

Each Credit Party is in compliance with all Requirements of Law applicable to it or its property, except where the failure to be so in compliance would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

9.11 Tax Matters

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) CGI Borrower and each of the Restricted Subsidiaries has filed all Tax returns required to be filed by it and has timely paid all Taxes payable by it (whether or not shown on a Tax return and including in its capacity as withholding agent) that have become due, other than those being contested in good faith and by proper actions if it has maintained adequate reserves (in the good faith judgment of management of CGI Borrower or such Restricted Subsidiary, as applicable) with respect thereto to the extent required by IFRS and (b) each of CGI Borrower and each of its Restricted Subsidiaries has paid, or has provided adequate reserves (in the good faith judgment of management of CGI Borrower or such

Restricted Subsidiary, as applicable) in accordance with IFRS for the payment of all Taxes not yet due and payable. There is no current or proposed Tax assessment, deficiency or other claim against CGI Borrower or any Restricted Subsidiary that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

9.12 Pension Plans; Compliance with ERISA

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) no steps have been taken to terminate any Canadian Pension Plan (wholly or in part) which could result in any Credit Party being required to make a material additional contribution to any Canadian Pension Plan; (ii) no contribution failure has occurred with respect to any Canadian Pension Plan sufficient to give rise to a Lien under any applicable pension benefits laws of any other jurisdiction (for certainty, not including payments in respect of contributions payable but not yet due); and (iii) no condition exists and no event or transaction has occurred with respect to any Canadian Pension Plan which is reasonably likely to result in any Credit Party incurring any liability, fine or penalty. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Canadian Pension Plan is in compliance with all applicable pension benefits and tax laws; (ii) all contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made to the appropriate funding agency have been made in accordance with all Requirements of Law and the terms of each Canadian Pension Plan; (iii) all liabilities under each Canadian Pension Plan are funded in accordance with the terms of the respective Canadian Pension Plans, the requirements of applicable pension benefits laws and of applicable Governmental Authorities and (v) no event has occurred and no conditions exist with respect to any Canadian Pension Plan that has resulted or could reasonably be expected to result in any Canadian Pension Plan having its registration revoked or refused by any administration of any relevant pension benefits regulatory authority or being required to pay any taxes (other than taxes the amounts of which are immaterial) or penalties under any applicable pension benefits or tax laws. As of the Closing Date and at all times thereafter until the Sixth Closing Date, none of the Credit Parties contributed to a Canadian DB Plan.

(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, no ERISA Event or Foreign Plan Event has occurred or is reasonably expected to occur.

(c) Except as set forth on Schedule 9.12, as of the Sixth Closing Date no Foreign Plan of any Credit Party or any of their respective Related Parties is a pension plan or subject to any pension benefits legislation. Except as set forth on Schedule 9.12, as of the Sixth Closing Date no Canadian Credit Party has any Canadian Pension Plan.

9.13 Intellectual Property

As of the Sixth Closing Date, all Intellectual Property owned or licensed by any of CGI Borrower and its Subsidiaries that will be subject to a Lien under any of the Security Documents and which is registered, or in respect of which an application for registration has been made, with the United States Patent and Trademark Office, the United States Copyright Office, the Canadian Intellectual Property Office or with any equivalent Governmental Authority in the United Kingdom and Switzerland are described in Schedule 9.13. Each of CGI Borrower and the Restricted Subsidiaries owns or has the right to use all Intellectual Property that is used in or otherwise necessary for the operation of their respective businesses as currently conducted, except where the failure of the foregoing would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Except as set forth on Schedule 9.13, or as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, the operation of their respective businesses by CGI Borrower and the Restricted Subsidiaries does not infringe upon, misappropriate, violate or otherwise conflict with the Intellectual Property of any third party.

9.14 Environmental Laws

(a) Except as set forth on Schedule 9.14, or as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect: (i) each of CGI Borrower and the Restricted Subsidiaries and their respective operations and properties are in compliance with all applicable Environmental Laws; (ii) none of CGI Borrower or any Restricted Subsidiary has received written notice of any Environmental Claim; (iii) none of CGI Borrower or any Restricted Subsidiary is conducting any investigation, removal, remedial or other corrective action pursuant to any Environmental Law at any location; and (iv) to the knowledge of CGI Borrower, no underground or above ground storage tank or related piping, or any impoundment or other disposal area containing Hazardous Materials is located at, on or under any Real Estate currently owned or leased by CGI Borrower or any of the Restricted Subsidiaries.

(b) Except as set forth on Schedule 9.14, none of CGI Borrower or any Restricted Subsidiary has treated, stored, transported, Released or arranged for disposal or transport for disposal or treatment of Hazardous Materials at, on, under or from any currently or, formerly owned or operated property nor, to the knowledge of CGI Borrower, has there been any other Release of Hazardous Materials at, on, under or from any such properties, in each case, in a manner that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

9.15 Properties

(a) Each of CGI Borrower and the Restricted Subsidiaries has good and valid record title to, valid leasehold interests in, or rights to use, all properties that are necessary for the ordinary operation of their respective businesses as currently conducted, free and clear of all Liens (other than any Liens permitted by this Agreement) and except where the failure to have such good title or interest or right to use would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(b) Schedule 9.15 contains a description as of the Sixth Closing Date of (i) the full address (including postal code or zip code) of each such Credit Party’s chief executive office, (ii) all real property owned by each Credit Party including municipal addresses, legal description (to the extent available), the name of the Credit Party that owns such property and a brief description of such property’s use), (iii) all real property leased by each Credit Party (including municipal addresses, the name of the Credit Party that leases such property and the name of the landlord), and (iv) all real property not owned or leased by a Credit Party at which any of its Inventory may from time to time be stored or located (including municipal addresses, the name of the Credit Party which keeps Inventory at such property and the name of the bailee or third party holding such Inventory at such property) and (v) if different than above, the address at which the books and records of each Credit Party are located.

9.16 Solvency

On the Sixth Closing Date CGI Borrower on a consolidated basis with its Restricted Subsidiaries will be Solvent.

9.17 Patriot Act; Anti-Terrorism Laws

No proceeds of the Loans (if any) will be used by Holdings, CGI Borrower and its Subsidiaries (i) in violation of United States Foreign Corrupt Practices Act of 1977, (ii) in violation of the Patriot Act, (iii) in violation of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Criminal Code (Canada), Freezing Assets of Corrupt Foreign Officials Act (Canada), Special Economic Measures Act (Canada), United Nations Act (Canada) or any other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws of Canada or any province or territory thereof, and (iv) for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC, in each case, in any material respect.

9.18 Security Interest in Collateral

Subject to the terms of the proviso in Section 7.2, the provisions of this Agreement and the other Credit Documents create legal, valid, and enforceable Liens on all of the Collateral in favor of the Administrative Agent, for the benefit of itself and the other Secured Parties, subject, as to enforceability, to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and to general principles of equity and principles of good faith and dealing, and, subject to the proper recordation of Mortgages and fixture filings with respect to any Mortgaged Property and to the filing of UCC financing statements (and similar public filings and registration in other applicable jurisdictions) in each case in favor of the Administrative Agent for the benefit of the Secured Parties, such Liens constitute perfected Liens on the Collateral of the type required by the Security Documents securing the Obligations to the extent such Liens may be perfected by such filings and the taking of such other actions required to be taken hereunder or under the applicable Credit Documents, including by (i) with respect to Intellectual Property included in the Collateral that is registered or in respect of which an application for registration has been made with a Governmental Authority, the filing of appropriate notices with the Canadian Intellectual Property Office, the U.S. Patent and Trademark Office and the U.S. Copyright Office and the filings, registrations or other actions required under the laws of Switzerland and the United Kingdom; and (ii) the delivery to the Administrative Agent of any stock or equivalent certificates or promissory notes required to be delivered pursuant to the applicable Credit Documents.

Notwithstanding anything to the contrary, the Borrowers and the other Credit Parties shall not be required, nor shall the Administrative Agent be authorized, (i) to perfect any pledges, security interests and mortgages by any means other than by (A) (I) filings pursuant to the UCC in the office of the secretary of state (or similar central filing office) of the relevant state(s), (II) PPSA filings or the registration of one or more hypothecs in Canada or the relevant province or territory thereof, and (III) customary filings and registrations and other necessary perfection steps pursuant to the laws of the United Kingdom, Switzerland and, to the extent permitted by applicable law, solely with respect to Collateral included in the Borrowing Base and, prior to the FILO Credit Termination Date, the FILO Borrowing Base located in another Relevant Jurisdiction, other Relevant Jurisdictions outside of Canada, the United States, the United Kingdom and Switzerland; (B) filings in the United States, Canadian, United Kingdom and Swiss government offices with respect to Intellectual Property as expressly required in the

Security Documents; (C) delivery to the Administrative Agent for its possession of all Collateral consisting of material intercompany notes, stock certificates of CGI Borrower and its Material Subsidiaries (other than Excluded Stock and Stock Equivalents) and material instruments issued to a Borrower or other Credit Party, (D) Mortgages, solely to the extent required pursuant to Section 10.14, or (E) control agreements solely to the extent required by Section 10.9 or (ii) to take any action other than the actions listed in clause (i)(A), (B), (D) and (E) above with respect to any Collateral titled or located outside of the United States, Canada, the United Kingdom, Switzerland or, solely with respect to Collateral included in the Borrowing Base and, prior to the FILO Credit Termination Date, the FILO Borrowing Base, any other Relevant Jurisdiction, including The Netherlands.

9.19 Anti-Terrorism Laws

(a) To the extent applicable, each of Holdings, the Borrowers and the Restricted Subsidiaries is in compliance, in all material respects, with the Trading with the Enemy Act, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR Subtitle B, Chapter V) and any other enabling legislation or executive order relating thereto.

(b) No part of the proceeds of the Loans will be used by Holdings, the Borrowers or any of the Restricted Subsidiaries, directly or, to the knowledge of CGI Borrower, indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain retain or direct business obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977 or under similar Requirements of Law in Canada.

(c) None of Holdings, the Borrowers or any of the Restricted Subsidiaries nor, to the knowledge of CGI Borrower, any director, officer or employee of Holdings, any Borrower or any of the Restricted Subsidiaries, (i) is a person on the list of “Specially Designated Nationals and Blocked Persons” or (ii) is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

9.20 Borrowing Base Certificates

The information set forth in each Borrowing Base Certificate is true and correct in all material respects and has been prepared in accordance with the requirements of this Agreement.

9.21 Non-Bank Rules

Swiss Borrower is in compliance with the Non-Bank Rules, it being understood, however, that the Swiss Borrower shall not be in breach of this representation if the relevant number of creditors is exceeded solely (i) by reason of a failure by one or more Lenders to comply with their obligations under Section 14.6, (ii) by a Lender having made a misrepresentation in respect of the information provided under Section 6.4(e)(i)(D), or (iii) by a Lender having lost its status as Qualifying Bank.

ARTICLE 10

AFFIRMATIVE COVENANTS

Each Borrower hereby covenants and agrees that on the Closing Date and thereafter, until the Commitments, the Swingline Commitment and each Letter of Credit, Banker’s Acceptance and BA Equivalent Note have terminated or been Cash Collateralized in accordance with the terms of this Agreement, the Secured Bank Product Obligations and Secured Hedge Obligations have been paid in full or other arrangements reasonably satisfactory to the applicable Lender (or its applicable Affiliate) have been made in respect thereof and the Loans and Unpaid Drawings, together with interest, Fees and all other Obligations incurred hereunder (other than contingent obligations, Secured Cash Management Obligations), are paid in full:

10.1 Information Covenants

The Borrower Representative will furnish to the Administrative Agent (which shall promptly make such information available to the Lenders in accordance with its customary practice):

(a)

Annual Financial Statements. On or before the date that is 120 days after the end of each fiscal year, the consolidated balance sheets of Holdings, CGI Borrower and its Subsidiaries as at the end of such fiscal year, and the related consolidated statements of income or operations and cash flows for such fiscal year, and setting forth comparative consolidated figures for the prior fiscal year, all in reasonable detail and prepared in accordance with IFRS, and, in each case, certified by Deloitte, LLP or independent certified public accountants of recognized national standing whose opinion shall not be qualified as to the scope of audit or as to the status of CGI Borrower or any Restricted Subsidiaries as a going concern (other than any exception, explanatory paragraph or qualification, that is expressly solely with respect to, or expressly resulting solely from, (i) an upcoming maturity date under any Indebtedness of CGI Borrower and its Restricted Subsidiaries occurring within one year from the time such opinion is delivered or (ii) any prospective or actual default of a financial maintenance covenant), together with a narrative providing a summary description of the highlights of results of operations of CGI Borrower and its Restricted Subsidiaries for such fiscal year; provided, that if at the end of any applicable fiscal year there are any Unrestricted Subsidiaries, Borrower Representative shall also furnish the related consolidating balance sheets of CGI Borrower and its Restricted Subsidiaries as at the end of such fiscal year, and the related consolidating statements of income or operations and cash flows for such fiscal year, in each case, reflecting the adjustments necessary to eliminate such Unrestricted Subsidiaries from the consolidated balance sheets of CGI Borrower and its Restricted Subsidiaries as at the end of such fiscal year, and the related consolidated statements of income or operations and cash flows for such fiscal year; provided, further, that no consolidating financial statements provided pursuant to the immediately preceding proviso shall be required to be audited.

(b)

Quarterly Financial Statements. On or before the date that is 45 days after the end of each of the first three fiscal quarters of each fiscal year, the consolidated balance sheets of Holdings, CGI Borrower and its Subsidiaries as at the end of such fiscal quarter and the related consolidated statements of income or operations for such fiscal quarter and for the elapsed portion of the fiscal year ended with the last day of such fiscal quarter, and the related consolidated statement of cash flows for the elapsed portion of the fiscal year ended with the last day of such fiscal quarter, and a narrative providing a summary description of the highlights of results of operations of CGI Borrower and its Restricted Subsidiaries for such fiscal quarter and for the elapsed portion of the fiscal year ended with the last day of such fiscal quarter setting forth comparative consolidated figures for the related periods in the prior fiscal year or, in the case of such consolidated balance sheet, for the last day of the related period in the prior fiscal year, all of which shall be certified by an Authorized Officer of CGI Borrower as fairly presenting in all material respects the financial position, results of operations and cash flows of CGI Borrower and its Subsidiaries in accordance with IFRS (except as noted therein), subject to changes resulting from normal year-end adjustments and the absence of footnotes; provided, that if at the end of any applicable fiscal quarter there are any Unrestricted Subsidiaries, Borrower Representative shall also furnish the related consolidating balance sheets of CGI Borrower and its Restricted Subsidiaries as at the end of such fiscal quarter, and the related consolidating statements of income or operations and cash flows for such fiscal quarter, in each case, reflecting the adjustments necessary to eliminate such Unrestricted Subsidiaries from the consolidated balance sheets of CGI Borrower and its Restricted Subsidiaries as at the end of such fiscal quarter, and the related consolidated statements of income or operations and cash flows for such fiscal quarter.

(c)	[Reserved].

(d)

Budgets. Within 90 days after the commencement of each fiscal year of CGI Borrower, a budget of CGI Borrower and its Restricted Subsidiaries in reasonable detail on a quarterly basis for such fiscal year, setting forth the principal assumptions upon which such budget is based and containing a “Monthly Availability Model” (collectively, the “Projections”), which Projections shall in each case be accompanied by a certificate of an Authorized Officer of CGI Borrower stating that such Projections have been prepared in good faith on the basis of the assumptions stated therein, which assumptions were based on good faith estimates and assumptions believed by such Persons to be reasonable at the time of preparation of such Projections, it being recognized by the Lenders that such Projections and assumptions as to future events are not to be viewed as facts or a guarantee of performance, are subject to significant uncertainties and contingencies, many of which are beyond the control of CGI Borrower and its Subsidiaries and that actual results during the period or periods covered by any such Projections may differ from the projected results and such differences may be material.

(e)

Officer’s Certificates. Not later than five days after the delivery of the financial statements provided for in Sections 10.1(a) and (b), a certificate of an Authorized Officer of CGI Borrower to the effect that no Event of Default exists or, if any Event of Default does exist, specifying the nature and extent thereof, as the case may be, which certificate shall set forth (i) a specification of any change in the identity of the Restricted Subsidiaries and Unrestricted Subsidiaries as at the end of such fiscal year or period, as the case may be, from the Restricted Subsidiaries and Unrestricted Subsidiaries, respectively, provided to the Administrative Agent on the

Closing Date or the most recent fiscal year or period, as the case may be and (ii) a reasonably detailed calculation of the Fixed Charge Coverage Ratio and, to the extent then applicable, compliance with the provisions of Section 11.11. At the time of the delivery of the financial statements provided for in Section 10.1(a), a certificate of an Authorized Officer of CGI Borrower setting forth changes to the legal name, jurisdiction of formation, type of entity and organizational number (or equivalent) (to the extent such Person is organized in a jurisdiction where an organizational identification number is required to be included in a Uniform Commercial Code financing statement or any other similar requirement in any Relevant Jurisdiction), in each case for each Credit Party or confirming that there has been no change in such information since the Closing Date, the date of the most recent certificate delivered pursuant to this clause (e) or the most recent disclosure of any such information to the Administrative Agent, as the case may be.

(f)

Notice of Events of Default, Litigation; etc. Promptly after an Authorized Officer of CGI Borrower or any of the Restricted Subsidiaries obtains knowledge thereof, notice of (i) the occurrence of any event that constitutes a Default or an Event of Default, which notice shall specify the nature thereof, the period of existence thereof and what action the Borrowers and the other Credit Parties propose to take with respect thereto, (ii) any litigation or governmental proceeding pending against Holdings, any Borrower or any of their Subsidiaries that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (iii) any casualty or other insured damage to any portion of the Collateral included in the Borrowing Base in excess of $2,000,000, or the commencement of any action or proceeding for the taking of any interest in a portion of the Collateral included in the Borrowing Base in excess of $2,000,000 under power of eminent domain or by condemnation, expropriation or similar proceeding, and (iv) the occurrence of any event or circumstance that would reasonably be expected to have a Material Adverse Effect.

(g)

Environmental Matters. Promptly after an Authorized Officer of a Borrower or any of the Restricted Subsidiaries obtains knowledge of any one or more of the following environmental matters, unless such environmental matters would not reasonably be expected to result in a Material Adverse Effect, notice of:

(i)	any pending or threatened Environmental Claim against any Credit Party or any Real Estate; and

(ii)

the conduct of any investigation, or any removal, remedial or other corrective action in response to the actual or alleged presence, Release or threatened Release of any Hazardous Material on, at, under or from any Real Estate.

All such notices shall describe in reasonable detail the nature of the claim, investigation or removal, remedial or other corrective action in response thereto. The term “Real Estate” shall mean land, buildings, facilities and improvements owned or leased by any Credit Party.

(h)

Other Information. Promptly upon filing thereof, copies of any filings (including on the Annual Information Form, Form 10-K, 10-Q or 8-K) or prospectus or registration statements with, and reports to, any Canadian provincial or territorial securities regulator, the SEC or any analogous Governmental Authority in any relevant jurisdiction by CGI Borrower or any of the Restricted Subsidiaries (other than amendments to any prospectus or registration statement (to the extent such prospectus or registration statement, in the form it becomes effective, is delivered to the Administrative Agent), exhibits to any of the foregoing and, if applicable, any registration statements on Form S-8 or any analogous form under Canadian Securities Laws) and copies of all financial statements, notices of default and reports that CGI Borrower or any of the Restricted Subsidiaries shall send to the holders of any publicly issued debt of CGI Borrower and/or any of the Restricted Subsidiaries, in their capacity as such holders (in each case to the extent not theretofore delivered to the Administrative Agent pursuant to this Agreement) and, with reasonable promptness, such other information (financial or otherwise) as the Administrative Agent on its own behalf or on behalf of any Lender (acting through the Administrative Agent) may reasonably request in writing from time to time; provided, that none of CGI Borrower or any Restricted Subsidiary will be required to disclose or permit the inspection or discussion of, any document, information or other matter (i) that constitutes non-registered Intellectual Property, non-financial trade secrets or non-financial proprietary information, (ii) in respect of which disclosure to the Administrative Agent or any Lender (or their respective contractors) is prohibited by law or any binding agreement or (iii) that is subject to attorney-client or similar privilege or constitutes attorney work product.

(i)

Borrowing Base Certificates. The Borrower Representative will furnish to the Administrative Agent a certificate for each Borrower in substantially the form of Exhibit I (each a “Borrowing Base Certificate”), each certified as true and correct in all material respects on behalf of the Borrower Representative by a Financial Officer of the Borrower Representative and containing necessary supporting calculations, as follows:

(A)

no later than (x) with respect to the Borrowing Base Certificate for CGI Borrower, the fifteenth (15th) Business Day following the end of each fiscal month (or on the third (3rd) Business Day of each week if the Borrower Representative shall so elect in its sole discretion, subject to the proviso at the end of this clause (i)(A)) or (y) with respect to the Borrowing Base Certificate for Swiss Borrower, the fifteenth (15th) Swiss Business Day following the end of each fiscal month (or on the third (3rd) Swiss Business Day of each week if the Borrower Representative shall so elect in its sole discretion, subject to the proviso at the end of this clause (i)(A)), in each case, showing the Borrowing Base and, commencing with the Sixth Closing Date and until and excluding the FILO Credit Termination Date, the FILO Borrowing Base, as applicable, as of the close of business on the last day of the immediately preceding fiscal month (or in the case of a voluntary weekly delivery of Borrowing Base Certificates at the election of the Borrower Representative, showing each Borrowing Base as of the close of business on the immediately preceding Friday); provided, that if the Borrower Representative elects to furnish the Administrative Agent with Borrowing Base Certificates on a weekly basis, then the Borrower Representative shall continue to furnish Borrowing Base Certificates on such weekly basis until at least the date that is 60 days from the date of such election;

(B)

solely during an Accelerated Borrowing Base Delivery Period, more frequently (but not more frequently than weekly) as shall be determined by the Administrative Agent in its Permitted Discretion (if such Borrowing Base Certificates are required to be delivered on a weekly basis pursuant to this clause (i)(B), such Borrowing Base Certificates (which shall include information relating to the Inventory only to the extent then available) shall be delivered (x) with respect to the Borrowing Base Certificate for CGI Borrower, on the third (3rd) Business Day of each week or (y) with respect to the Borrowing Base Certificate for Swiss Borrower, on the third (3rd) Swiss Business Day of each week, in each case showing each Borrowing Base as of the close of business on the immediately preceding Friday); and

(C)

upon any Asset Sale of ABL Priority Collateral included in the Borrowing Base and, prior to the FILO Credit Termination Date, the FILO Borrowing Base, if the Net Cash Proceeds thereof are in excess of $2,000,000, the Borrower Representative shall also furnish an updated Borrowing Base Certificate to the Administrative Agent giving Pro Forma Effect to such Asset Sale promptly upon the receipt of such Net Cash Proceeds.

All calculations of Excess Availability in any Borrowing Base Certificate shall originally be made by the Borrowers and certified by a Financial Officer of the Borrower Representative in accordance with this Section 10.1(i); provided that the Administrative Agent may from time to time review and, in all respects in accordance with Section 2.19 (including with notice to the Borrower Representative as required thereunder), adjust any such calculation to the extent the calculation is not made in accordance with this Agreement or does not accurately reflect the Borrowing Base Reserves, in each case, as determined by the Administrative Agent in its Permitted Discretion.

The Borrower Representative will furnish to the Administrative Agent at the time of delivery of each Borrowing Base Certificate such additional information as the Administrative Agent may reasonably request in advance of such delivery, including, with respect to customer deposits, agings, freight/duty payables, gift card balances, a schedule of rent expenses organized by location, the amount of any unpaid Taxes, the amount of any overdue rent, overdue amounts owed to any warehousemen or bailee, any overdue amount owed to any third party manufacturer, a schedule of inventory organized by location and with respect to any disputes regarding Intellectual Property that would reasonably be expected to have a material impact on the realizable value of any Eligible Inventory.

Notwithstanding the foregoing, the obligations in clauses (a) and (b) of this Section 10.1 may be satisfied with respect to financial information of Holdings, CGI Borrower and its Subsidiaries by furnishing (A) the applicable financial statements of any direct or indirect parent company of CGI Borrower or (B) the Form 10-K or 10-Q (or any equivalent form under applicable Canadian Securities Laws), as applicable, of CGI Borrower or any direct or indirect parent of CGI Borrower, as applicable, filed with the SEC or Canadian Securities Administrator (or the Ontario Securities Commission, British Columbia Securities Commission or other securities commission in Canada or any province or territory thereof); provided that, with respect to each of subclauses (A) and (B) of this paragraph, to the extent such information relates to a parent of CGI Borrower, such information is accompanied by unaudited consolidating or other information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to CGI Borrower and the Restricted Subsidiaries on a standalone basis, on the other hand.

10.2 Books, Records, Inspections, Audit Rights and Appraisals

(a) CGI Borrower will, and will cause each Restricted Subsidiary to, permit officers and designated representatives of the Administrative Agent to visit and inspect any of the properties or assets of CGI Borrower and any such Restricted Subsidiary in whomsoever’s possession to the extent that it is within such party’s control to permit such inspection (and shall use commercially reasonable efforts to cause such inspection to be permitted to the extent that it is not within such party’s control to permit such inspection), and to examine the books and records of CGI Borrower and any such Restricted Subsidiary and discuss the affairs, finances and accounts of CGI Borrower and of any such Restricted Subsidiary with, and be advised as to the same by, its and their officers and independent accountants, all at such reasonable times and intervals, and reasonable advance notice, and to such reasonable extent as the Administrative Agent may request (and subject, in the case of any such meetings or advice from such independent accountants, to such accountants’ customary policies and procedures); provided that, subject to clause (b) below and excluding any such visits and inspections during the continuation of an Event of Default, (1) only the Administrative Agent on behalf of the Required Lenders may exercise rights of the Administrative Agent and the Lenders under this Section 10.2, (2) the Administrative Agent shall not exercise such rights more than one time in any calendar year, which such visit will be at CGI Borrower’s expense and (3) notwithstanding anything to the contrary in this Section 10.2, none of CGI Borrower nor any of the Restricted Subsidiaries will be required to disclose, permit the inspection, examination or making copies or abstracts of, or discussion of, any document, information or other matter that (x) constitutes non-registered Intellectual Property, non-financial trade secrets or non-financial proprietary information, (y) in respect of which disclosure to the Administrative Agent or any Lender (or their respective representatives or contractors) is prohibited by law or any binding agreement or (z) is subject to attorney-client or similar privilege or constitutes attorney work product; provided, further, that when an Event of Default exists, the Administrative Agent (or any of its respective representatives or independent contractors) may do any of the foregoing at the expense of the Borrowers at any time during normal business hours and upon reasonable advance notice. The Administrative Agent shall give the Borrower Representative the opportunity to participate in any discussions with CGI Borrower’s independent public accountants.

(b) Subject to the limitations in this Section 10.2(b), the Borrower Representative will from time to time upon the request of the Administrative Agent, permit the Administrative Agent or professionals (including consultants, accountants, lawyers and appraisers) retained by the Administrative Agent, on reasonable prior notice and during normal business hours, to conduct appraisals and commercial finance examinations, including, without limitation, of (i) the Borrowers’ practices in the computation of their respective Borrowing Base and, commencing with the Sixth Closing Date and until and excluding the the FILO Credit Termination Date, the FILO Borrowing Base, and (ii) the assets included in such Borrowing Base and, commencing with the Sixth Closing Date and until and excluding the the FILO Credit Termination Date, the FILO Borrowing Base, and related financial information such as, but not limited to, gross margins, payables, accruals and reserves. Subject to the limitations in the following clauses (b)(i) and (b)(ii), the Borrowers shall pay the reasonable out-of-pocket fees and expenses of the Administrative Agent and such professionals with respect to such evaluations, examinations and appraisals.

(i)

The Administrative Agent may conduct (A) one (1) commercial finance examination in each calendar year of the Credit Parties, at the Credit Parties’ expense, and (B) one (1) additional commercial finance examination in any calendar year of the Credit Parties, at the Credit Parties’ expense, solely during any period in such calendar year commencing on the date that Excess Availability shall have been less than the greater of (x) $15,000,000 and (y) 20% of the Line Cap for five (5) consecutive Business Days and ending on the date thereafter that Excess Availability shall have been at least the greater of (i) $15,000,000 and (ii) 20% of the Line Cap for thirty (30) consecutive calendar days. Notwithstanding anything to the contrary contained herein, (A) the Administrative Agent may undertake one (1) additional commercial finance examination in each calendar year at the sole expense of the Administrative Agent, and (B) after the occurrence and during the continuance of any Specified Default, the Administrative Agent may cause such additional commercial finance examinations to be taken for each of the Credit Parties (each, at the expense of the Credit Parties) as the Administrative Agent, in its Permitted Discretion, determines are necessary or appropriate.

(ii)

The Administrative Agent may conduct (A) one (1) appraisal of the Inventory included in the Borrowing Base and, prior to the FILO Credit Termination Date, the FILO Borrowing Base in each calendar year of the Credit Parties, at the Credit Parties’ expense, and (B) one (1) additional appraisal of the Inventory in any calendar year of the Credit Parties, at the Credit Parties’ expense, solely during any period in such calendar year commencing on the date that Excess Availability shall have been less than the greater of (x) $15,000,000 and (y) 20% of the Line Cap for five (5) consecutive Business Days and ending on the date thereafter that Excess Availability shall have been at least the greater of (i) $15,000,000 and (ii) 20% of the Line Cap for thirty (30) consecutive calendar days. Notwithstanding anything to the contrary contained herein, (A) the Administrative Agent may undertake one (1) additional Inventory appraisal in each calendar year at the sole expense of the Administrative Agent, and (B) after the occurrence and during the continuance of any Specified Default, the Administrative Agent may cause such additional appraisals of the Inventory to be taken for each of the Credit Parties (each, at the expense of the Credit Parties) as the Administrative Agent, in its Permitted Discretion, determines are necessary or appropriate.

10.3 Maintenance of Insurance

(a) Each Borrower will, and will cause each Material Subsidiary to, at all times maintain in full force and effect, pursuant to self-insurance arrangements or arrangements with insurance companies that CGI Borrower believes (in the good faith judgment of the management of CGI Borrower) are financially sound and responsible at the time the relevant coverage is placed or renewed, insurance in at least such amounts (after giving effect to any self-insurance) which CGI Borrower believes (in the good faith judgment of management of CGI Borrower) and against at least such risks (and with such risk retentions) as CGI Borrower believes (in the good faith judgment of management of CGI Borrower) is reasonable and prudent in light of the size and nature of its business and the availability of insurance on a cost-effective basis; and will furnish to the Administrative Agent, promptly following written request from the Administrative Agent, certificates of insurance, copies of the polices of insurance and information presented in reasonable detail as to the insurance so carried.

(b) With respect to any Mortgaged Property, each Borrower will obtain flood insurance in such total amount as may reasonably be required by the Administrative Agent, if at any time the area in which any improvements located on any Mortgaged Property is designated a “special flood hazard area” in any Flood Insurance Rate Map published by the Federal Emergency Management Agency (or any successor agency), and otherwise comply with the National Flood Insurance Program as set forth in the Flood Disaster Protection Act of 1973.

(c) Each policy of insurance maintained by a Borrower or other Credit Party shall (i) in the case of each general liability and umbrella liability insurance policy, name the Administrative Agent, on behalf of the Secured Parties, as an additional insured thereunder as its interests may appear, (ii) in the case of each casualty insurance policy, contain a loss payable clause or endorsement that names the Administrative Agent, on behalf of the Secured Parties, as first loss payee thereunder, and (iii) contain such standard mortgage clauses as the Agent shall reasonably require for the Lenders’ protection.

10.4 Payment of Taxes

CGI Borrower will pay and discharge, and will cause each of the Restricted Subsidiaries to pay and discharge, all Taxes imposed upon it (including in its capacity as a withholding agent) or upon its income or profits, or upon any properties belonging to it, prior to the date on which penalties attach thereto, and all lawful material claims in respect of any Taxes imposed, assessed or levied that, if unpaid, would reasonably be expected to become a material Lien upon any properties of CGI Borrower or any of the Restricted Subsidiaries; provided, that neither CGI Borrower nor any of the Restricted Subsidiaries shall be required to pay or discharge any such Tax the failure to pay or discharge would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

10.5 Preservation of Existence; Consolidated Corporate Franchises

Each Borrower will, and will cause each Material Subsidiary to, take all actions necessary (a) to preserve and keep in full force and effect its existence, organizational rights and authority and (b) to maintain its rights, privileges (including its good standing (if applicable)), permits, licenses and franchises necessary in the normal conduct of its business, in each case, except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect; provided, however, that CGI Borrower and its Subsidiaries may consummate any transaction permitted under Permitted Investments and Section 11.2, 11.3, 11.4 or 11.5.

10.6 Compliance with Statutes, Regulations, Etc.

Each Borrower will, and will cause each Restricted Subsidiary to, (a) comply with all Requirements of Laws, including, without limitation, applicable laws administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury and the Foreign Corrupt Practices Act of 1977, and the rules and regulations promulgated thereunder, and all similar Requirements of Law in any other Relevant Jurisdiction, and all governmental approvals or authorizations required to conduct its business, and to maintain all such governmental approvals or authorizations in full force and effect, (b) comply with, and use commercially reasonable efforts to ensure compliance by all tenants and subtenants, if any, with, all Environmental Laws, and obtain and comply with and maintain, and use commercially reasonable efforts to ensure that all tenants and subtenants obtain and comply with and maintain, any and all licenses, approvals, notifications, registrations or permits required by Environmental Laws, and (c) conduct and complete all investigations, studies, sampling and testing, and all remedial, removal, and other actions required under Environmental Laws and promptly comply with all lawful orders and directives of all Governmental Authorities regarding Environmental Laws, other than such orders and directives which are being timely contested in good faith by proper actions, except in each case of (a), (b), and (c) of this Section 10.6, where the failure to do so would not reasonably be expected to result in a Material Adverse Effect.

10.7 ERISA

The Borrower Representative will notify the Administrative Agent promptly following the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, would reasonably be expected to result in liability of any Credit Party that would reasonably be expected to have a Material Adverse Effect.

10.8	Maintenance of Properties

CGI Borrower will, and will cause each of the Restricted Subsidiaries to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear, casualty, and condemnation excepted, except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect.

10.9	Maintenance of Cash Management Systems

(a) Attached hereto as Schedule 10.9 is a list of all deposit accounts and securities accounts (including any DDAs), maintained by the Credit Parties as of the Sixth Closing Date, which schedule includes, with respect to each account, (i) the name and address of the financial institution at which such account is established; (ii) the account number(s) for such account; and (iii) a contact person at such financial institution.

(b) Schedule 10.9 contains a list describing, as of the Sixth Closing Date, all arrangements to which any Credit Party is a party with respect to the payment to such Credit Party of the proceeds of all credit card and debit card charges for sales and services provided by such Credit Party.

(c) To the extent not previously delivered, each Credit Party shall:

(i)

on or prior to the 30 day anniversary of the Closing Date or such later date as the Administrative Agent shall agree in writing, deliver to the Administrative Agent notifications (each, a “Credit Card Notification”) substantially in the form attached hereto as Exhibit K which have been executed on behalf of such Credit Party and addressed to such Credit Party’s credit card and debit card clearinghouses and processors listed on Schedule 10.9; and

(ii)

on or prior to the 90 day anniversary of the Closing Date or such later date as the Administrative Agent shall agree in writing (such date, the “Blocked Account Date”), enter into a blocked account agreement (each, a “Blocked Account Agreement”), reasonably satisfactory to the Administrative Agent, with any Blocked Account Bank with respect to the DDAs existing as of the Closing Date (other than any Excluded DDA) (any DDAs, to the extent, subject to a Blocked Account Agreement, collectively, the “Blocked Accounts”) failing which, within 30 days after the last day of such 90 day period (subject to extensions as may be agreed to by the Administrative Agent), CGI Borrower shall and shall cause each other Credit Party to: (x) move each DDA (other than any Excluded DDA) to the Administrative Agent or to another bank that will provide such control or other agreements on terms reasonably acceptable to the Administrative Agent and CGI Borrower, and (y) negotiate, execute and deliver to the Administrative Agent a control agreement with respect to each such account that is reasonably acceptable to the Administrative Agent and CGI Borrower.

(d) The Credit Parties shall ACH or wire transfer no less frequently than once each Business Day (and whether or not there are then any outstanding Obligations) to a Blocked Account all amounts on deposit in each DDA (other than, for the avoidance of doubt, Excluded DDAs, and net of such minimum balance consistent with past practices, but not to exceed $75,000 in the aggregate for all such DDAs in any event) and all payments received by any Credit Party from credit card processors.

(e) Each Credit Card Notification and Blocked Account Agreement entered into by a Credit Party shall require (after delivery of notice to the credit card processor or Blocked Account Bank, as applicable, from the Administrative Agent (which notice may (or, at the direction of the Required Lenders, shall) be given by the Administrative Agent, as applicable, during the continuance of a Cash Dominion Period)), the ACH or wire transfer on each Business Day of all cash receipts and collections (the “Cash Receipts”) (other than Uncontrolled Cash which may be deposited into a segregated DDA which the Borrower Representative designates in writing to the Administrative Agent as being the “Uncontrolled Cash Account” (the “Designated Account”)) to the concentration account maintained by the Administrative Agent at Canadian Imperial Bank of Commerce (the “Concentration Account”), from:

(i)	the sale of Inventory and other ABL Priority Collateral;

(ii)	all proceeds of collections of Accounts;

(iii)	any amounts on deposit in a Blocked Account (including all cash deposited therein net of any minimum balance required to be maintained therein); and

(iv)	the cash proceeds of all credit card and debit card charges.

If any cash or Cash Equivalents owned by any Credit Party (other than (i) amounts not in excess of $3,500,000 on deposit in the Designated Account, which funds, when withdrawn from the Designated Account, shall not be replenished by funds constituting proceeds of ABL Priority Collateral so long as such Cash Dominion Period continues (“Uncontrolled Cash”), (ii) amounts in petty cash accounts funded in the ordinary course of business, the deposits in which shall not aggregate more than $500,000 or exceed $100,000 with respect to any one account (or in each case, such greater amounts to which the Administrative Agent may agree in its sole discretion), (iii) amounts in zero balance disbursement accounts, (iv) amounts in payroll, trust, tax, employee health and benefits, pension and 401(k) accounts, in each case, funded in the ordinary course of business and, to the extent applicable, required by applicable law, and (v) any account held at, and subject to the sole dominion and control of, any Term Loan Administrative Agent under any Term Loan Credit Documents in respect of a Permitted Term Loan, in which any proceeds from any disposition of Term Priority Collateral is held pending reinvestment or other application of such proceeds pursuant to such Term Loan Credit Document (the Designated Account, together with the accounts described in the foregoing clauses (ii) through (v), collectively, the “Excluded DDAs”), and other than in the case of a Permitted Acquisition or other acquisition permitted under this Agreement covered by Section 10.9(f)) are deposited to any account, or held or invested in any manner, otherwise than in a Blocked Account (or a DDA which is swept daily to a Blocked Account), then (a) the Borrowers shall cause all funds in such accounts or so held or so invested to be transferred daily or with such other frequency as may be reasonably required by the Administrative Agent to a Blocked Account (or a DDA which is swept daily to a Blocked Account) and (b) the Administrative Agent may require the applicable Credit Party to close such account and have all funds therein transferred to a Blocked Account, and all future deposits made to a Blocked Account.

(f) The Credit Parties may close DDAs or Blocked Accounts and/or open new DDAs or Blocked Accounts, subject to the execution and delivery to the Administrative Agent of appropriate Blocked Account Agreements (unless expressly waived by the Administrative Agent) consistent with the provisions of this Section 10.9 and otherwise reasonably satisfactory to the Administrative Agent (provided that, the Credit Parties shall not be required to deliver a Blocked Account Agreement with respect to any DDA acquired by a Credit Party in connection with a Permitted Acquisition or other acquisition permitted under this Agreement until the date that is 90 days (or such later date as the Administrative Agent may agree) after the consummation of such Permitted Acquisition or other acquisition). The Borrower Representative shall furnish the Administrative Agent with prior written notice of their intention to open or close a DDA and the Administrative Agent shall promptly notify the Borrower Representative as to whether the Administrative Agent shall require a Blocked Account Agreement with the Person with whom such account will be maintained. Unless consented to in writing by the Administrative Agent, the Borrowers shall not enter into any agreements with credit card or debit card processors other than the ones expressly contemplated herein unless contemporaneously therewith a Credit Card Notification is executed and delivered to the Administrative Agent.

(g) The Concentration Account shall at all times be under the sole dominion and control of the Administrative Agent. Each Borrower hereby acknowledges and agrees that (i) such Borrower has no right of withdrawal from the Concentration Account, (ii) the funds on deposit in the Concentration Account shall at all times continue to be collateral security for all of the Obligations, and (iii) the funds on deposit in the Concentration Account shall be applied as provided in this Agreement. In the event that, notwithstanding the provisions of this Section 10.9, during the continuation of a Cash Dominion Period, any Borrower receives or otherwise has dominion and control of any Cash Receipts (other than amounts permitted to be deposited into Excluded DDAs), such Cash Receipts shall be held in trust by such Borrower for the Administrative Agent, shall not be commingled with any of such Borrower’s other funds or deposited in any account of such Borrower and shall promptly be deposited into the Concentration Account or dealt with in such other fashion as such Borrower may be instructed by the Administrative Agent.

(h) Any amounts received in the Concentration Account at any time when all of the Obligations then due have been and remain fully repaid shall be remitted to the operating account of the Borrower Representative maintained with the Administrative Agent.

(i) The Administrative Agent shall promptly (but in any event within one (1) Business Day) furnish written notice to each Person with whom a Blocked Account is maintained of any termination of a Cash Dominion Period.

(j) The following shall apply to deposits and payments under and pursuant to this Agreement:

(i)

funds shall be deemed to have been deposited to the Concentration Account on the Business Day on which deposited; provided that such deposit is available to the Administrative Agent by 4:00 p.m. (Toronto time) on that Business Day (except that if the Obligations are being paid in full, by 2:00 p.m. (Toronto time), on that Business Day);

(ii)

funds paid to the Administrative Agent, other than by deposit to the Concentration Account, shall be deemed to have been received on the Business Day when they are good and collected funds; provided that such payment is available to the Administrative Agent by 4:00 p.m. (Toronto time) on that Business Day (except that if the Obligations are being paid in full, by 2:00 p.m. (Toronto time), on that Business Day);

(iii)

if a deposit to the Concentration Account or payment is not available to the Administrative Agent until after 4:00 p.m. (Toronto time) on a Business Day, such deposit or payment shall be deemed to have been made at 9:00 a.m. (Toronto time) on the next Business Day; and

(iv)	all amounts received under this Section 10.9 shall be applied in the manner set forth in Section 12.14.

10.10 Physical Inventories

The Credit Parties, at their own expense, shall cause not less than one (1) physical count of Inventory to be undertaken in each twelve (12) month period (or alternatively, at the Borrower Representative’s election, periodic cycle counts) in conjunction with the preparation of its annual audited financial statements, conducted following such methodology as is consistent with the methodology used in the immediately preceding Inventory (or cycle count) or as otherwise may be reasonably satisfactory to the Administrative Agent. Following the completion of such Inventory count, and in any event by the next date required for the delivery of a Borrowing Base Certificate hereunder, the Borrowers shall deliver the results of such physical inventory to the Administrative Agent and shall post such results to the Credit Parties’ stock ledgers and general ledgers, as applicable.

10.11 Additional Guarantors and Grantors

Subject to any applicable limitations set forth in this Agreement, CGI Borrower will cause each direct or indirect Subsidiary (other than any Excluded Subsidiary) formed or otherwise purchased or acquired after the Closing Date (including pursuant to a Permitted Acquisition), and each other Subsidiary that ceases to constitute an Excluded Subsidiary, within 60 days from the date of such formation, acquisition or cessation, as applicable (or, in each case, such longer period as the Administrative Agent may agree in its reasonable discretion), and CGI Borrower may at its option cause any Subsidiary, to execute a supplement to the Guarantee and the applicable Security Documents in order to become a Guarantor under the applicable Guarantee and a grantor under such Security Documents or, to the extent reasonably requested by the Administrative Agent, enter into a new Guarantee or Security Document substantially consistent with the analogous existing Guarantees or Security Documents or otherwise in form and substance reasonably satisfactory to the Administrative Agent and take all other action reasonably requested by the Administrative Agent to grant a perfected (with respect to Collateral consisting of Intellectual Property, if and to the extent required under the Security Documents of existing Credit Parties in the applicable jurisdiction) security interest in, and Lien on, its assets to substantially the same extent as required to be created by the Credit Parties on the Closing Date. For the avoidance of doubt, no Credit Party or any Subsidiary of CGI Borrower shall be required to take any action outside Canada, the United States, Switzerland and the United Kingdom, and any other jurisdiction in which the owner of Collateral that will be included in the Borrowing Base and, prior to the FILO Credit Termination Date, the FILO Borrowing Base is located and in the jurisdiction in which such Collateral included in the Borrowing Base and, prior to the FILO Credit Termination Date, the FILO Borrowing Base is located, to grant, maintain or perfect any security interest in the Collateral.

10.12 Pledge of Additional Stock and Evidence of Indebtedness

Subject to any applicable limitations set forth in the Credit Documents and other than (x) when in the reasonable determination of the Administrative Agent and the Borrower Representative, the cost, burden or other consequences of doing so would be excessive in view of the benefits to be obtained by the Lenders therefrom or (y) to the extent doing so would result in material adverse tax consequences as reasonably determined by the Borrower Representative and the Administrative Agent, CGI Borrower will cause (i) all certificates representing Capital Stock of any Restricted Subsidiary (other than any Excluded Stock and Stock Equivalents) held directly by a Borrower or any Guarantor, (ii) all evidences of Indebtedness in excess of $1,500,000 received by a Borrower or any of the Credit Parties in connection with any disposition of assets pursuant to Section 11.4(b), and (iii) any promissory notes executed after the Closing Date evidencing Indebtedness in excess of $1,500,000 that is owing to a Borrower or any Credit Party, in each case, to be delivered to the Administrative Agent as security for the Obligations accompanied by undated instruments of transfer executed in blank pursuant to the terms of the Security Documents ; provided, however, that in no event shall Holdings be required to deliver the DTR Note to the Administrative Agent. Notwithstanding the foregoing any promissory note among a Borrower and/or its Subsidiaries need not be delivered to the Administrative Agent so long as (i) a global intercompany note, including any Intercompany Note, superseding such promissory note has been delivered to the Administrative Agent, (ii) such promissory note is not delivered to any other party other than a Borrower or its Subsidiaries, in each case, owed money thereunder, and (iii) such promissory note indicates on its face that it is subject to the security interest of the Administrative Agent.

10.13 Use of Proceeds

After the Sixth Closing Date, the Borrowers will use the proceeds of the Loans to finance working capital of the Borrowers and their Subsidiaries, to fund cash to the applicable Borrower’s balance sheet and for general corporate purposes of the Borrowers and their Subsidiaries (including for capital expenditures, acquisitions and other Investments, Restricted Payments and any other transaction not prohibited by the Credit Documents).

10.14	Further Assurances

(a) Subject to the terms of, and limitations and exceptions contained in, Sections 10.11 and 10.12, this Section 10.14 and the Security Documents, each Borrower will, and will cause each other Credit Party to, execute any and all further documents, financing statements, agreements, and instruments, and take all such further actions (including the filing and recording of financing statements, fixture filings, mortgages, deeds of trust, and other documents) that may be required under any applicable law, or that the Administrative Agent or the Required Lenders may reasonably request, in order to grant, preserve, protect, and perfect the validity and priority of the security interests created or intended to be created by the applicable Security Documents, all at the expense of the Borrowers and the Restricted Subsidiaries.

(b) Subject to any applicable limitations set forth in the Credit Documents and other than (x) when in the reasonable determination of the Administrative Agent and CGI Borrower (as agreed to in writing), the cost or other consequences of doing so would be excessive in view of the benefits to be obtained by the Lenders therefrom or (y) to the extent doing so would result in material adverse tax consequences as reasonably determined by the Borrower Representative and the Administrative Agent, if any assets (other than Excluded Property) (including any fee-owned real estate or improvements thereto or any interest therein but excluding Capital Stock and Stock Equivalents of any Subsidiary and excluding any real estate which CGI Borrower or other applicable Credit Party intends to dispose of pursuant to a Permitted Sale Leaseback so long as actually disposed of within 270 days of acquisition (or such longer period as the Administrative Agent may reasonably agree)) with a book value in excess of $5,000,000 (at the time of acquisition) are acquired by a Borrower or any other Credit Party after the Closing Date (other than assets constituting Collateral under a Security Document that become subject to the Lien of the applicable Security Document upon acquisition thereof) that are of a nature secured by a Security Document or that constitute a fee interest in real property in Canada or the United States, CGI Borrower will notify the Administrative Agent, and, if requested by the Administrative Agent, CGI Borrower will cause such assets to be subjected to a Lien securing the Obligations (provided, that in the event such real property required to be subject to a Mortgage pursuant to this Section 10.14(b) is located in a jurisdiction which imposes mortgage recording tax, intangibles tax or any similar taxes, fees or charges, such Mortgage shall only secure an amount equal to the Fair Market Value of such real property) and will take, and cause the other applicable Credit Parties to take, such actions as shall be necessary or reasonably requested by the Administrative Agent, as soon as commercially reasonable but in no event later than 90 days, unless extended by the Administrative Agent in its reasonable discretion, to grant and perfect such Liens consistent with the applicable requirements of the Security Documents, including actions described in clause (a) of this Section 10.14.

(c) Any Mortgage delivered to the Administrative Agent in accordance with the preceding clause (b) shall, if requested by the Administrative Agent, be received no later than 90 days after acquisition of such Mortgaged Property, unless extended by the Administrative Agent in its reasonable discretion, and shall be accompanied by (w) a policy or policies (or an unconditional binding commitment therefor to be replaced by a final title policy) of title insurance issued by a nationally recognized title insurance company, in such amounts as are reasonably acceptable to the Administrative Agent not to exceed the Fair Market Value of the applicable Mortgaged Property, insuring the Lien of each Mortgage as a valid junior Lien on the Mortgaged Property described therein, free of any other Liens except as permitted by Section 11.2 or as otherwise permitted by the Administrative Agent and otherwise in form and substance reasonably acceptable to the Administrative Agent and the Borrower Representative, together with such endorsements, coinsurance and reinsurance as the Administrative Agent may reasonably request but only to the extent such endorsements are (i) available in the relevant jurisdiction (provided in no event shall the Administrative Agent request a creditors’ rights endorsement), and (ii) available at commercially reasonable rates, (x) to the extent reasonably requested by the Administrative Agent, an opinion of local counsel to the applicable Credit Party as to enforceability and perfection of the Mortgage, in form and substance reasonably acceptable to the Administrative Agent, (y) a completed “Life-of-Loan” Federal Emergency Management Agency Standard Flood Hazard Determination, and if any improvements on such Mortgaged Property are located in a special flood hazard area, (i) a notice about special flood hazard area status and flood disaster assistance duly executed by the applicable Credit Parties and (ii) certificates of insurance evidencing the insurance required by Section 10.3 in form and substance reasonably satisfactory to the Administrative Agent, and (z) an ALTA survey in a form and substance reasonably acceptable to the Administrative Agent or such existing survey together with a no-change affidavit sufficient for the title company to remove all standard survey exceptions from the title policy related to such Mortgaged Property and issue the endorsements required in (w) above.

(d) Each Borrower agrees that it will deliver, or will cause to be delivered, to the Administrative Agent the items described on Schedule 10.14(d) by the times specified on such Schedule 10.14(d) with respect to such items, or such later time as the Administrative Agent may agree in its discretion. All conditions precedent, covenants and representations and warranties contained in this Agreement and the other Credit Documents shall be deemed modified to the extent necessary to effect the foregoing (and to permit the taking of the actions described on Schedule 10.14(d) within the time periods required by this Section 10.14(d), rather than as elsewhere provided in the Credit Documents); provided that (x) to the extent any representation and warranty would not be true, or any provision of any covenant breached, because the foregoing actions were not taken on the Closing Date, the respective representation and warranty shall be required to be true and correct in all material respects, and the covenant complied with, at the time the respective action is taken (or was required to be taken) in accordance with the foregoing provisions of this Section 10.14(d) and (y) all representations and warranties and covenants relating to the Security Documents shall be required to be true or, in the case of any covenant, complied with, immediately after the actions required to be taken by this Section 10.14(d) have been taken (or were required to be taken). For greater certainty, each of Swiss Borrower and each other Credit Party a party hereto acknowledges and agrees that Swiss Borrower shall not be permitted to make any Borrowings or obtain Letters of Credit under this Agreement until satisfaction of the requirements under Items 1(a), (i), (j), (k), (l), (m), (n), (o), (p), (q) and (z) of Schedule 10.14(d).

10.15 Lines of Business

CGI Borrower and the Restricted Subsidiaries, taken as a whole, will not fundamentally and substantively alter the character of their business, taken as a whole, from the business conducted or proposed to be conducted by CGI Borrower and the Restricted Subsidiaries, taken as a whole, on the Closing Date and other business activities which are extensions thereof or otherwise similar, incidental, complementary, synergistic, reasonably related, or ancillary to any of the foregoing (and non-core incidental businesses acquired in connection with any Permitted Acquisition or permitted Investment), in each case as determined by CGI Borrower in good faith.

10.16 Canadian Pension Benefit Plan

In each case except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect, each Canadian Credit Party shall cause each of its Canadian Pension Plans to be administered in all respects in compliance with, as applicable, the Supplemental Pension Plans Act (Quebec), the Pension Benefits Act (Ontario), all other applicable laws (including regulations, orders and directives) and the terms of the Canadian Pension Plans and any agreements relating thereto. In each case except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect, each Canadian Credit Party shall ensure: (a) it has no unfunded, solvency, or deficiency on windup liability and no accumulated funding deficiency (whether or not waived), or any amount of unfunded benefit liabilities in respect of any Canadian Pension Plan; (b) no liability upon it or them or Lien on any of its or their asset property arises or exists in respect of any Canadian Pension Plan and (c) it makes all required contributions to Canadian Pension Plans when due.

ARTICLE 11

NEGATIVE COVENANTS

Each Borrower hereby covenants and agrees that on the Closing Date and thereafter, until the Commitments, the Swingline Commitment and each Letter of Credit Banker’s Acceptance and BA Equivalent Note have terminated or been Cash Collateralized in accordance with the terms of this Agreement, the Secured Bank Product Obligations and Secured Hedge Obligations have been paid in full or other arrangements reasonably satisfactory to the applicable Lender (or its applicable Affiliate) have been made in respect thereof and the Loans and Unpaid Drawings, together with interest, Fees, and all other Obligations incurred hereunder (other than contingent obligations and Secured Cash Management Obligations), are paid in full:

11.1 Limitation on Indebtedness

CGI Borrower will not, and will not permit any Restricted Subsidiary to create, incur, issue, assume, guarantee or otherwise become liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and CGI Borrower will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or, in the case of Restricted Subsidiaries that are not Borrowers or Guarantors, preferred Capital Stock; provided that CGI Borrower may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of preferred Capital Stock, in an aggregate outstanding amount at the time of incurrence or issuance not greater than (1) the greater of (x) $20,000,000 and (y) 40.0% of Consolidated EBITDA of CGI Borrower for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of such incurrence or issuance, in each case plus (2) unlimited additional amounts if, after giving effect thereto, CGI Borrower shall on a consolidated basis have an

Interest Coverage Ratio of not less than 2.00:1.00 on a Pro Forma Basis at the time of incurrence or issuance; provided, further, that the amount of Indebtedness (including Acquired Indebtedness), Disqualified Stock and preferred Capital Stock that may be incurred and issued pursuant to the foregoing together with any amounts incurred under Section 11.1(m)(x) by Restricted Subsidiaries that are not Guarantors shall not exceed an aggregate amount equal to at any one time outstanding the greater of (x) $15,000,000 and (y) 30.0% of Consolidated EBITDA of CGI Borrower for the most recently ended Test Period (calculated on a Pro Forma Basis).

The foregoing limitations will not apply to:

(a)	Indebtedness arising under the Credit Documents;

(b)

(i) Indebtedness (including any unused commitment) outstanding on the Sixth Closing Date listed on Schedule 11.1 and (ii) intercompany Indebtedness (including any unused commitment) outstanding on the Sixth Closing Date owed by a Borrower to a Restricted Subsidiary, by a Restricted Subsidiary to CGI Borrower or by a Restricted Subsidiary to another Restricted Subsidiary;

(c)

Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and preferred Capital Stock incurred or issued by CGI Borrower or any Restricted Subsidiary to finance the purchase, lease, construction, installation, maintenance, replacement or improvement of property (real or personal) or equipment that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets and Indebtedness arising from the conversion of the obligations of CGI Borrower or any Restricted Subsidiary under or pursuant to any “synthetic lease” transactions to on-balance sheet Indebtedness of such Borrower or such Restricted Subsidiary, in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness, Disqualified Stock and preferred Capital Stock then outstanding and incurred or issued pursuant to this clause (c), does not exceed the greater of (x) $15,000,000 and (y) 30.0% of Consolidated EBITDA of CGI Borrower for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of incurrence or issuance; provided that Capitalized Lease Obligations incurred by CGI Borrower or any Restricted Subsidiary pursuant to this clause (c) in connection with a Permitted Sale Leaseback shall not be subject to the foregoing limitation so long as the Net Cash Proceeds of such Permitted Sale Leaseback are used by CGI Borrower or such Restricted Subsidiary to permanently repay outstanding Permitted Term Loans or other Indebtedness secured by a Lien on the assets subject to such Permitted Sale Leaseback;

(d)

Indebtedness incurred by CGI Borrower or any Restricted Subsidiary (including letter of credit obligations constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business), in respect of workers’ compensation claims, bid, appeal, performance or surety bonds, performance or completion guarantees, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement or indemnification type obligations regarding workers’ compensation claims, bid, appeal, performance or surety bonds, performance or completion guarantees, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance;

(e)

Indebtedness arising from agreements of CGI Borrower or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earnout or any similar obligations, in each case, incurred or assumed in connection with any transaction not expressly prohibited by this Agreement;

(f)

Indebtedness of CGI Borrower to Holdings or a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Borrower or a Guarantor is subordinated in right of payment to the Obligations pursuant to an Intercompany Note or otherwise and any such Indebtedness owing by CGI Borrower to Holdings shall be subject to the Holdings Subordination Agreement for so long as the Holdings Subordination Agreement is in effect in accordance with its terms; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to Holdings, CGI Borrower or any Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case to be an incurrence of such Indebtedness not permitted by this clause (f);

(g)

Indebtedness of a Restricted Subsidiary owing to CGI Borrower or any Restricted Subsidiary; provided that (i) if a Borrower or a Guarantor incurs such Indebtedness owing to a Restricted Subsidiary that is not a Borrower or a Guarantor, such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor or the other Obligations of such Borrower, as applicable, and (ii) if a Restricted Subsidiary that is not a Credit Party incurs such Indebtedness owing to a Credit Party, such Investment shall be permitted by Section 11.5; provided, further, that any subsequent transfer of any such Indebtedness (except to Holdings, CGI Borrower or any Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case to be an incurrence of such Indebtedness not permitted by this clause (g);

(h)

shares of preferred Capital Stock of a Restricted Subsidiary issued to CGI Borrower or any Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of preferred Capital Stock (except to CGI Borrower or any Restricted Subsidiary or any pledge of such preferred Capital Stock constituting a Permitted Lien) shall be deemed in each case to be an issuance of such shares of preferred Capital Stock not permitted by this clause;

(i)

Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) and obligations in respect of Bank Products, in each case, both as defined under this Agreement and as defined under any Term Loan Credit Document;

(j)

obligations in respect of self-insurance, performance, bid, appeal, and surety bonds and completion guarantees and similar obligations provided by CGI Borrower or any Restricted Subsidiary or obligations in respect of letters of credit, banker’s acceptances, warehouse receipts, bank guarantees or similar instruments related thereto, in each case, in the ordinary course of business or consistent with past practice;

(k)

(i) Indebtedness, Disqualified Stock and preferred Capital Stock of CGI Borrower or any Restricted Subsidiary in an aggregate principal amount or liquidation preference up to 100.0% of the net cash proceeds received by CGI Borrower since immediately after the Closing Date from the issue or sale of Equity Interests of CGI Borrower or cash contributed to the capital of CGI Borrower (in each case, other than Excluded Contributions, proceeds of Disqualified Stock or sales of Equity Interests to CGI Borrower or any of its Subsidiaries) to the extent such net cash proceeds or cash have not been applied to make Restricted Payments or to make other Investments, payments or exchanges pursuant to Section 11.5(b) or to make Permitted Investments (other than Permitted Investments specified in clauses (a) and (c) of the definition thereof) and (ii) Indebtedness, Disqualified Stock and preferred Capital Stock of CGI Borrower or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and preferred Capital Stock then outstanding and incurred or issued pursuant to this clause (k)(ii), does not at any one time outstanding exceed the greater of (x) $20,000,000 and (y) 40.0% of Consolidated EBITDA of CGI Borrower for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of incurrence or issuance (it being understood that any Indebtedness, Disqualified Stock or preferred Capital Stock incurred or issued pursuant to this clause (k)(ii) shall cease to be deemed incurred, issued or outstanding for purposes of this clause (k)(ii) but shall be deemed incurred or issued for the purposes of the first paragraph of this Section 11.1 from and after the first date on which CGI Borrower or such Restricted Subsidiary could have incurred or issued such Indebtedness, Disqualified Stock or preferred Capital Stock under the first paragraph of this Section 11.1 without reliance on this clause (k)(ii));

(l)

the incurrence or issuance by CGI Borrower or any Restricted Subsidiary of Indebtedness, Disqualified Stock or preferred Capital Stock which serves to refinance any Indebtedness, Disqualified Stock or preferred Capital Stock incurred or issued as permitted under the first paragraph of this Section 11.1 and Sections 11.1(b), 11.1(c), 11.1(k)(i), 11.1(m), 11.1(u) and this Section 11.1(l) or any Indebtedness, Disqualified Stock or preferred Capital Stock incurred or issued to so refinance, replace, refund, extend, renew, defease, restructure, amend, restate or otherwise modify (collectively, “refinance”) such Indebtedness, Disqualified Stock or preferred Capital Stock (the “Refinancing Indebtedness”) prior to its respective maturity, so long as the aggregate principal amount, accreted value or liquidation preference, as applicable, of such Refinancing Indebtedness shall equal no more than the aggregate outstanding principal amount, accreted value or liquidation preference of the refinanced Indebtedness, Disqualified Stock or preferred Capital Stock (plus the amount of any unused commitments thereunder), plus accrued interest, fees, defeasance costs and premium (including call and tender premiums), if any, under the refinanced Indebtedness, Disqualified Stock or preferred Capital Stock, plus underwriting discounts, fees, commissions and expenses (including original issue discount, upfront fees and similar items) in connection with the refinancing of such Indebtedness, Disqualified Stock or preferred Capital Stock and the incurrence or issuance of such Refinancing Indebtedness; provided, that such Refinancing Indebtedness (other than such Refinancing Indebtedness incurred or issued in respect of Indebtedness under Section 11.1(c)) (1) has a Weighted Average Life to Maturity at the time such

Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or preferred Capital Stock being refinanced, (2) to the extent such Refinancing Indebtedness refinances (i) Indebtedness that is unsecured or secured by a Lien ranking junior to the Liens on the ABL Priority Collateral securing the Obligations, such Refinancing Indebtedness is unsecured or secured by a Lien ranking junior to the Liens on the ABL Priority Collateral securing the Obligations or (ii) Disqualified Stock or preferred Capital Stock, such Refinancing Indebtedness must be Disqualified Stock or preferred Capital Stock, respectively, and (3) shall not include Indebtedness, Disqualified Stock or preferred Capital Stock of a Subsidiary of CGI Borrower that is not a Borrower or a Guarantor that refinances Indebtedness, Disqualified Stock or preferred Capital Stock of a Borrower or a Guarantor;

(m)

Indebtedness, Disqualified Stock or preferred Capital Stock of (x) CGI Borrower or a Restricted Subsidiary incurred, assumed or issued to finance an acquisition, merger, amalgamation or consolidation; provided that the amount of Indebtedness (including Acquired Indebtedness), Disqualified Stock and preferred Capital Stock that may be incurred or issued pursuant to the foregoing, together with any amounts incurred or issued under the first paragraph of this Section 11.1, in each case, by Restricted Subsidiaries that are not Guarantors shall not exceed the greater of (A) $15,000,000 and (B) 30.0% of Consolidated EBITDA of CGI Borrower for the most recently ended Test Period (calculated on a Pro Forma Basis) at any one time outstanding, or (y) Persons that are acquired by CGI Borrower or any Restricted Subsidiary or merged into or amalgamated or consolidated with CGI Borrower or a Restricted Subsidiary in accordance with the terms hereof (including designating an Unrestricted Subsidiary a Restricted Subsidiary); provided that after giving effect to any such acquisition, merger, amalgamation, consolidation or designation described in this clause (m), the aggregate amount of Indebtedness, Disqualified Stock or preferred Capital Stock incurred or issued pursuant to this clause (m) shall not exceed the sum of (A) $15,000,000 plus (B) unlimited additional amounts if, after giving effect thereto for the most recently ended Test Period (on a Pro Forma Basis) at the time of such acquisition, merger, amalgamation, consolidation or designation either (1) the Interest Coverage Ratio of CGI Borrower (on Pro Forma Basis) (x) is not less than 2.00:1.00 or (y) is not less than the Interest Coverage Ratio of CGI Borrower immediately prior to such acquisition, merger, amalgamation, consolidation or designation or (2) (x) the Total Net Leverage Test is met or (y) the Total Net Leverage Ratio of CGI Borrower is not higher than the Total Net Leverage Ratio of CGI Borrower immediately prior to such acquisition, merger, amalgamation, consolidation or designation;

(n)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business;

(o)

(i) Indebtedness of CGI Borrower or any Restricted Subsidiary supported by a letter of credit, in a principal amount not in excess of the stated amount of such letter of credit so long as such letter of credit is otherwise permitted to be incurred pursuant to this Section 11.1 or (ii) obligations in respect of letters of support, guarantees or similar obligations issued, made or incurred for the benefit of any Subsidiary of CGI Borrower to the extent required by law or in connection with any statutory filing or the delivery of audit opinions performed in jurisdictions other than within Canada and the United States;

(p)

(i) any guarantee by CGI Borrower or a Restricted Subsidiary of Indebtedness of any Restricted Subsidiary so long as in the case of a guarantee of Indebtedness by a Restricted Subsidiary that is not a Guarantor, such Indebtedness could have been incurred directly by the Restricted Subsidiary providing such guarantee without violating this Agreement or any of the other Credit Documents or (ii) any guarantee by a Restricted Subsidiary of Indebtedness of CGI Borrower;

(q)

Indebtedness of (or Disqualified Stock or preferred Capital Stock issued by) Restricted Subsidiaries that are not Guarantors in an amount not to exceed, in the aggregate at any one time outstanding, the greater of (x) $8,000,000 and (y) 17.5% of Consolidated EBITDA of CGI Borrower for the most recently ended Test Period (calculated on a Pro Forma Basis) (it being understood that any Indebtedness, Disqualified Stock or preferred Capital Stock incurred or issued pursuant to this clause (q) shall cease to be deemed incurred, issued or outstanding for purposes of this clause (q) but shall be deemed incurred or issued for the purposes of the first paragraph of this covenant from and after the first date on which such Restricted Subsidiary could have incurred such Indebtedness or issued such Disqualified Stock or preferred Capital Stock under the first paragraph of this covenant without reliance on this clause (q));

(r)

Indebtedness of CGI Borrower or any of the Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take or pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business or consistent with past practice;

(s)

Indebtedness of CGI Borrower or any of the Restricted Subsidiaries undertaken in connection with cash management (including netting services, automatic clearinghouse arrangements, overdraft protections, employee credit card programs and related or similar services or activities) with respect to CGI Borrower, any Subsidiary or any joint venture in the ordinary course of business, including with respect to financial accommodations of the type described in the definition of Cash Management Services;

(t)

Indebtedness consisting of Indebtedness issued by CGI Borrower or any of the Restricted Subsidiaries to future, current or former officers, directors, managers and employees thereof, their respective trusts, heirs, estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of CGI Borrower or any direct or indirect parent company of CGI Borrower to the extent described in clause (iv) of Section 11.5(b);

(u)

any first lien secured, junior lien secured or unsecured loans or notes, or secured or unsecured “Mezzanine” debt (“Permitted Term Loans”) in an aggregate principal amount not to exceed (1) on the date of initial incurrence or issuance of Permitted Term Loans (the “Initial Permitted Term Loan Closing Date”), an unlimited amount so long as such amount outstanding at such time could be incurred without causing the First Lien Net Leverage Ratio to exceed 6.00:1.00 on a Pro Forma Basis (treating, for this purpose only, all such Permitted Term Loans incurred on the Initial Permitted Term Loan Closing Date as being secured on a first lien basis by the Collateral), plus, (2) after the Initial Permitted Term Loan Closing Date, an additional aggregate principal amount not to exceed (i) the greater of (x) $50,000,000 and (y) 100.0% of Consolidated EBITDA for the most recently ended Test Period, plus (ii) all voluntary prepayments of the Permitted Term Loans (other than with the proceeds of long-term debt) (other than with loans under any revolving credit facility)), plus (iii) an unlimited amount so long as, in the case of this clause (u)(2)(iii) only, such amount outstanding at such time could be incurred without causing (x) in the case of Indebtedness secured on a first lien basis by the Term Priority Collateral and a junior lien basis by the ABL Priority Collateral (without regard to control of remedies), the First Lien Net Leverage Ratio to exceed 5.00:1.00 as of the most recently ended Test Period on a Pro Forma Basis, or (y) in the case of unsecured Indebtedness or Indebtedness that is secured by a Lien (I) on the ABL Priority Collateral that is junior in right of security to the Lien on the ABL Priority Collateral securing the Obligations and (II) on the Term Priority Collateral that is junior in right of security to the Lien on the Term Priority Collateral securing other Indebtedness that is secured by the Term Priority Collateral on a first lien basis, the Total Net Leverage Ratio to exceed 6.00:1.00 as of the most recently ended Test Period on a Pro Forma Basis, in each case, after giving effect to any acquisition consummated in connection therewith and all other appropriate pro forma adjustments, and assuming for purposes of this calculation that (I) the full committed amount of any revolving facility then being established shall be treated as outstanding for such purpose and (II) cash proceeds of any such Permitted Term Loans then being incurred shall not be netted from indebtedness for purposes of calculating such First Lien Net Leverage Ratio or Total Net Leverage Ratio, as applicable; provided, however, that if amounts incurred under this clause (u)(2)(iii) are incurred concurrently with the incurrence of Permitted Term Loans in reliance on clause (u)(2)(i) and/or clause (u)(2)(ii) above, the First Lien Net Leverage Ratio or the Total Net Leverage Ratio, as applicable, shall be permitted to exceed 5.00:1.00 or 6.00:1.00, as applicable, to the extent of such amounts incurred in reliance on clause (u)(2)(i) and/or clause (u)(2)(ii), on terms agreed by CGI Borrower and the lender(s), purchaser(s) or holder(s) providing, purchasing or holding the respective Permitted Term Loans (it being understood that (A) if the First Lien Net Leverage Ratio or the Total Net Leverage Ratio, as applicable, incurrence test in clause (x) and (y), respectively, is met, then, at the election of CGI Borrower, any Permitted Term Loans may be incurred under clause (c) above regardless of whether there is capacity under clause (u)(2)(i) and/or clause (u)(2)(ii) above and (B) any portion of any Permitted Term Loans incurred in reliance on clause (u)(2)(i) and/or (u) (2)(ii) shall be reclassified, as CGI Borrower may elect from time to time, as incurred under clause (u)(2)(iii) if CGI Borrower meets the applicable leverage ratio under clause (u)(2)(iii) at such time on a Pro Forma Basis);

(v)	Indebtedness constituting any part of any Permitted Reorganization;

(w)

Indebtedness representing deferred compensation to, or similar arrangements with, employees and independent contractors of CGI Borrower or any Subsidiary to the extent incurred in the ordinary course of business;

(x)

to the extent constituting Indebtedness, customer deposits and advance payments (including progress payments) received in the ordinary course of business from customers for goods and services purchased in the ordinary course of business;

(y)

to the extent constituting Indebtedness, all premiums (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in the first paragraph of this Section 11.1, clauses (a) through (x) above and clause (z) below; and

(z)

as long as the Payment Conditions are satisfied at the time of incurrence or issuance on a Pro Forma Basis, unsecured Subordinated Indebtedness and other unsecured Indebtedness, in each case, the terms of which do not provide for any scheduled repayment, mandatory repayment, or redemption or sinking fund obligations prior to, at the time of incurrence or issuance, the Revolving Credit Maturity Date (other than, in each case, customary offers or obligations to repurchase or prepay upon a change of control, asset sale, or casualty or condemnation event, AHYDO Payments and customary acceleration rights after an event of default).

For purposes of determining compliance with this Section 11.1: (i) in the event that an item of Indebtedness, Disqualified Stock or preferred Capital Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or preferred Capital Stock described in clauses (a) through (z) above or is entitled to be incurred pursuant to the first paragraph of this Section 11.1, CGI Borrower, in its sole discretion, will classify and may reclassify such item of Indebtedness, Disqualified Stock or preferred Capital Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or preferred Capital Stock in one of the above clauses or paragraphs; and (ii) at the time of incurrence or issuance or at the time of any reclassification, CGI Borrower will be entitled to divide and classify (or reclassify) an item of Indebtedness, Disqualified Stock or preferred Capital Stock in more than one of the types of Indebtedness, Disqualified Stock or preferred Capital Stock described in this Section 11.1.

Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or preferred Capital Stock will not be deemed to be an incurrence or issuance of Indebtedness, Disqualified Stock or preferred Capital Stock for purposes of this covenant.

For purposes of determining compliance with any Dollar-denominated restriction on the incurrence of Indebtedness (including pursuant to Sections 2.14, 2.15 and 2.16), the principal amount of Indebtedness denominated in any other currency shall be calculated based on the relevant currency exchange rate in effect on, at the Borrower Representative’s election, either (x) the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt or (y) the date of pricing or allocation among the applicable lenders, whichever the Borrower Representative elects, of such Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a different currency, and such refinancing would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, or the date of pricing or allocation among the applicable lenders of such Indebtedness, as applicable, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (i) the principal amount of such Indebtedness being refinanced (plus unused commitments thereunder) plus (ii) the aggregate amount of accrued interest, premiums (including call and tender premiums), defeasance costs, underwriting discounts, fees, commissions, costs and expenses (including original issue discount, upfront fees and similar items) incurred in connection with such refinancing.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

This Agreement will not treat (1) unsecured Indebtedness as subordinated or junior to secured Indebtedness merely because it is unsecured or (2) senior Indebtedness as subordinated or junior to any other senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Notwithstanding any provision in this Section 11.1 to the contrary, any Indebtedness issued pursuant to clause (k)(i), (m) or (u) of this Section 11.1 (other than assumed Indebtedness) or the first paragraph of this Section 11.1 (in all of the foregoing cases, other than such Indebtedness in an outstanding principal amount at any time not exceeding $5,000,000) shall not have a final maturity date prior to the Revolving Credit Maturity Date.

11.2 Limitation on Liens

(a) CGI Borrower will not, and will not permit any of the Restricted Subsidiaries to, create, incur, assume or suffer to exist any Lien upon any property or assets of any kind (real or personal, tangible or intangible) of CGI Borrower or any Restricted Subsidiary, whether now owned or hereafter acquired (each, a “Subject Lien”) that secures obligations under any Indebtedness on any asset or property of CGI Borrower or any Restricted Subsidiary, except:

(i)	in the case of any Subject Liens on any Collateral, if such Subject Lien is a Permitted Lien; and

(ii)

in the case of any Subject Lien on any other property or assets of CGI Borrower or any Restricted Subsidiary other than Collateral, any such Lien if (i) the Obligations are equally and ratably secured with (or, with respect to any Lien on the ABL Priority Collateral, on a senior basis to) the obligations secured by such Subject Lien or (ii) such Lien is a Permitted Lien.

(b) Any Lien created for the benefit of the Secured Parties pursuant to clause (a)(ii) of this Section 11.2 shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Subject Lien that gave rise to the obligation to so secure the Obligations.

11.3 Limitation on Fundamental Changes

CGI Borrower will not, and will not permit any of the Restricted Subsidiaries to, enter into any merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease, assign, transfer or otherwise dispose of, all or substantially all its business units, assets or other properties, except that:

(a)

so long as no Event of Default has occurred and is continuing or would result therefrom, any Subsidiary of CGI Borrower or any other Person may be merged, amalgamated or consolidated with or into CGI Borrower; provided that (A) CGI Borrower shall be the continuing or surviving entity or (B) if the Person formed by or surviving any such merger, amalgamation or consolidation is not CGI Borrower (such other Person, the “Successor Borrower”), (1) the Successor Borrower shall be an entity organized or existing under the laws of Canada or any province thereof or of the United States, any state thereof or the District of Columbia, (2) the Successor Borrower shall expressly assume all the obligations of CGI Borrower under this Agreement and the other Credit Documents in a manner and pursuant to documentation reasonably satisfactory to the Administrative Agent, (3) each Guarantor, unless it is the other party to such merger, amalgamation or consolidation, shall have by a supplement to the Guarantee confirmed that its guarantee thereunder shall apply to any Successor Borrower’s obligations under this Agreement, (4) each Subsidiary grantor and each Subsidiary pledgor, unless it is the other party to such merger, amalgamation or consolidation, shall have by a supplement to any applicable Security Document affirmed that its obligations thereunder shall apply to its Guarantee as reaffirmed pursuant to clause (3), (5) each mortgagor of a Mortgaged Property, if any, unless it is the other party to such merger, amalgamation or consolidation, shall have affirmed that its obligations under the applicable Mortgage shall apply to its Guarantee as reaffirmed pursuant to clause (3), (6) the Successor Borrower shall have delivered to the Administrative Agent (x) an officer’s certificate of an Authorized Officer stating that such merger, amalgamation, or consolidation complies with the applicable requirements set forth in this clause (a) and (y) if reasonably requested by the Administrative Agent, an opinion of counsel as to corporate matters and to the effect that the provisions set forth in the preceding clauses (3) through (5), preserve the enforceability of the Guarantee and the perfection of the Liens created under the applicable Security Documents, (7) such transaction does not result in any adverse tax consequences to any Lender (unless reimbursed hereunder) or to the Administrative Agent (unless reimbursed hereunder), and (8) the Administrative Agent shall have received at least five (5) Business Days’ prior written notice of the proposed transaction and the Borrower Representative shall promptly and in any event at least two (2) Business Days’ prior to the consummation of the transaction provide all information any Lender or any Agent may reasonably request to satisfy its “know your customer” and other similar requirements necessary for such Person to comply with its internal compliance and regulatory requirements with respect to the proposed Successor Borrower (it being understood that if the foregoing are satisfied, the Successor Borrower will succeed to, and be substituted for, such Borrower under this Agreement);

(b)

so long as no Event of Default has occurred and is continuing or would result therefrom, any Subsidiary of CGI Borrower or any other Person (in each case, other than CGI Borrower) may be merged, amalgamated or consolidated with or into any one or more Subsidiaries of CGI Borrower; provided that (i) in the case of any merger, amalgamation or consolidation involving one or more Restricted Subsidiaries, (A) a Restricted Subsidiary shall be the continuing or surviving

Person or (B) CGI Borrower shall cause the Person formed by or surviving any such merger, amalgamation or consolidation (if other than a Restricted Subsidiary) to become a Restricted Subsidiary, (ii) in the case of any merger, amalgamation or consolidation involving one or more Guarantors, (x) a Guarantor shall be the continuing or surviving Person or the Person formed by or surviving any such merger, amalgamation or consolidation and if the surviving Person is not already a Guarantor, such Person shall execute a Guarantee and the relevant Security Documents in form and substance reasonably satisfactory to the Administrative Agent in order to become a Guarantor and pledgor, mortgagor and grantor, as applicable, thereunder for the benefit of the Secured Parties, or (y) such merger, amalgamation or consolidation shall constitute a Permitted Investment or an Investment permitted under Section 11.5 and (iii) CGI Borrower shall have delivered to the Administrative Agent an officer’s certificate stating that such merger, amalgamation or consolidation complies with the applicable requirements set forth in this clause (b);

(c)

(i) any Restricted Subsidiary that is not a Credit Party may convey, sell, lease, assign, transfer or otherwise dispose of any or all of its assets (upon voluntary liquidation or dissolution or otherwise) to CGI Borrower or to any Restricted Subsidiary or (ii) any Credit Party (other than CGI Borrower) may convey, sell, lease, assign, transfer or otherwise dispose of any or all of its assets (upon voluntary liquidation or dissolution or otherwise) to any other Credit Party;

(d)

any Restricted Subsidiary may liquidate or dissolve if CGI Borrower determines in good faith that such liquidation or dissolution is in the best interests of CGI Borrower and is not materially disadvantageous to the Lenders;

(e)

CGI Borrower and the Restricted Subsidiaries may consummate a merger, amalgamation, dissolution, liquidation, consolidation, investment or conveyance, sale, lease, license, sublicense, assignment or disposition, the purpose of which is to effect a disposition not prohibited by Section 11.4 or an investment permitted pursuant to Section 11.5 or an investment that constitutes a Permitted Investment;

(f)	so long as no Event of Default has occurred and is continuing or would result therefrom, CGI Borrower or any Restricted Subsidiary may change its legal form;

(g)	CGI Borrowers and the Restricted Subsidiaries may consummate any Permitted Reorganization;

(h)	CGI Borrowers, the Restricted Subsidiaries and the Unrestricted Subsidiaries may enter into and consummate an Intercompany License Agreement; and

(i)

any merger the purpose and only substantive effect of which is to reincorporate or reorganize CGI Borrower or any Subsidiary in another jurisdiction in the United States, any state thereof or the District of Columbia shall be permitted.

11.4 Limitation on Asset Sales

CGI Borrower will not, and will not permit any Restricted Subsidiary to, consummate an Asset Sale, unless:

(a)

CGI Borrower or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value (as determined at the time of contractually agreeing to such Asset Sale) of the assets sold or otherwise disposed of; and

(b)

except in the case of a Permitted Asset Swap, if the property or assets sold or otherwise disposed of have a Fair Market Value in excess of the greater of (x) $46,000,000 and (y) 20.0% of Consolidated EBITDA of CGI Borrower for the most recently ended Test Period (calculated on a Pro Forma Basis), at least 75.0% of the consideration therefor received by CGI Borrower or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

(i)

any liabilities (as reflected on CGI Borrower’s or such Restricted Subsidiary’s most recent consolidated balance sheet or in the footnotes thereto, or if incurred or accrued subsequent to the date of such balance sheet, such liabilities that would have been reflected on CGI Borrower’s consolidated balance sheet or in the footnotes thereto if such incurrence or accrual had taken place on or prior to the date of such balance sheet, as determined in good faith by CGI Borrower) of CGI Borrower or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Loans or any guarantee of the Loans, that (A) are assumed by the transferee of any such assets or (B) are otherwise cancelled, extinguished or terminated in connection with the transactions relating to such Asset Sale and, in the case of clause (A) only, for which CGI Borrower and all such Restricted Subsidiaries have been validly released by all applicable creditors in writing;

(ii)

any securities, notes or other obligations or assets received by CGI Borrower or such Restricted Subsidiary from such transferee that are converted by CGI Borrower or such Restricted Subsidiary into cash or Cash Equivalents, or by their terms are required to be satisfied for cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received), in each case, within 180 days following the closing of such Asset Sale; and

(iii)

any Designated Non-Cash Consideration received by such Borrower or such Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (iii) that is at that time outstanding, not to exceed the greater of $5,000,000 and 10.0% of Consolidated EBITDA of CGI Borrower for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of the receipt of such Designated Non-Cash Consideration, with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose;

provided, however, that no Asset Sale of ABL Priority Collateral may be consummated pursuant to this Section 11.4 unless (x) the Payment Conditions are satisfied immediately after giving effect to such Asset Sale on a Pro Forma Basis and (y) to the extent required by Section 10.1(i)(C), the Borrower Representative shall have furnished an updated Borrowing Base Certificate giving Pro Forma Effect to such Asset Sale promptly upon consummation thereof (it being acknowledged that the Administrative Agent shall have the right to establish Borrowing Base Reserves in its Permitted Discretion for the anticipated effects thereof on the orderly liquidation value of any Inventory included in such ABL Priority Collateral pending the next appraisal thereof).

11.5 Limitation on Restricted Payments

(a) CGI Borrower will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(i)

declare or pay any dividend or make any payment or distribution on account of CGI Borrower’s or any Restricted Subsidiary’s Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation, other than:

(A)	dividends or distributions by CGI Borrower payable in Equity Interests (other than Disqualified Stock) of CGI Borrower or in options, warrants or other rights to purchase such Equity Interests, or

(B)

dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly-Owned Subsidiary, CGI Borrower or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(ii)

purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of CGI Borrower or any direct or indirect parent company of CGI Borrower, including in connection with any merger, amalgamation or consolidation, in each case held by Persons other than CGI Borrower or a Restricted Subsidiary which is a Credit Party;

(iii)

make any principal payment on, or redeem, purchase, repurchase, defease or otherwise acquire or retire for value, in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness with an aggregate principal amount in excess of $5,000,000 (it being understood that payments of regularly scheduled principal, interest and mandatory prepayments shall be permitted), other than (A) Indebtedness permitted under clauses (f) and (g) of Section 11.1, subject, in the case of Subordinated Indebtedness, to the applicable subordination provisions thereof, (B) the purchase, repurchase, redemption, defeasance, retirement for value or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of payment, redemption, purchase, repurchase, defeasance, acquisition or retirement or (C) AHYDO Payments with respect to Indebtedness permitted under Section 11.1; or

(iv)	make any Restricted Investment;

(all such payments and other actions set forth in clauses (i) through (iv) above (other than any exception thereto) being collectively referred to as “Restricted Payments”).

(b) The foregoing provisions of Section 11.5(a) will not prohibit:

(i)

the payment of any dividend or distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration thereof or the giving of such irrevocable notice, as applicable, if at the date of declaration or the giving of such notice such payment would have complied with the provisions of this Agreement;

(ii)

(a) the redemption, repurchase, retirement or other acquisition of any Equity Interests, including any accrued and unpaid dividends or distributions thereon (“Retired Capital Stock”), or Subordinated Indebtedness of CGI Borrower or any Restricted Subsidiary, or any Equity Interests of any direct or indirect parent company of CGI Borrower, in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of CGI Borrower or any direct or indirect parent company of CGI Borrower to the extent contributed to CGI Borrower (in the case of proceeds only) (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”) and (b) the declaration and payment of dividends or distributions on Retired Capital Stock out of the proceeds of the substantially concurrent sale or issuance (other than to a Restricted Subsidiary) of Refunding Capital Stock;

(iii)

the prepayment, redemption, defeasance, repurchase or other acquisition or retirement for value of Subordinated Indebtedness of CGI Borrower or a Restricted Subsidiary made by exchange for, or out of the proceeds of, the substantially concurrent sale of, new Indebtedness of CGI Borrower or a Restricted Subsidiary, as the case may be, which is incurred or issued in compliance with Section 11.1 so long as: (A) if such Subordinated Indebtedness is subordinated in right of payment to the Obligations, such new Indebtedness is subordinated in right of payment to the Obligations or the applicable Guarantee at least to the same extent, in all material respects, as such Subordinated Indebtedness so purchased, exchanged, redeemed, defeased, repurchased, acquired or retired for value, (B) such new Indebtedness meets the applicable requirements set forth in Section 11.1(l) and, to the extent secured, is secured by Permitted Liens and (C) if such new Indebtedness is incurred in reliance on clause (m) of Section 11.1 (other than assumed

Indebtedness) or the first paragraph of Section 11.1 (in all of the foregoing cases, other than such Indebtedness in an outstanding aggregate principal amount at any time not exceeding $5,000,000) it shall have (x) a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, defeased, repurchased, exchanged, acquired or retired and (y) a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, defeased, repurchased, exchanged, acquired or retired;

(iv)

a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of CGI Borrower or any direct or indirect parent company of CGI Borrower held by any future, present or former employee, director, manager or consultant of CGI Borrower, any of its Subsidiaries or any direct or indirect parent company of CGI Borrower, or their estates, descendants, family, trusts, heirs, spouse or former spouse pursuant to any management equity plan or stock or other equity option plan or any other management or employee benefit plan or agreement, or any stock or other equity subscription or equityholder agreement (including, for the avoidance of doubt, any principal and interest payable on any notes issued by CGI Borrower or any direct or indirect parent company of CGI Borrower in connection with such repurchase, retirement or other acquisition), provided that, except with respect to non-discretionary purchases, the aggregate Restricted Payments made under this clause (iv) subsequent to the Closing Date do not exceed in any calendar year $6,000,000 (with unused amounts in any calendar year being carried over to the next succeeding calendar year subject to maximum aggregate Restricted Payments under this clause (without giving effect to the following proviso) of $12,000,000 in any calendar year); provided, further, that such amount in any calendar year may be increased by an amount not to exceed: (A) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of CGI Borrower and, to the extent contributed to CGI Borrower, the cash proceeds from the sale of Equity Interests of any direct or indirect parent company of CGI Borrower, in each case to any future, present or former employees, directors, managers or consultants of CGI Borrower, any of its Subsidiaries or any direct or indirect parent company of CGI Borrower that occurs after the Closing Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of any “restricted payments” with substantially the same definition as “Restricted Payments” hereunder under the Term Loan Credit Documents (or comparable “builder basket” provision in respect of Refinancing Indebtedness in respect thereof) and are not used for any Cure Amount, plus (B) the cash proceeds of key man life insurance policies received by CGI Borrower and the Restricted Subsidiaries after the Closing Date, less (C) the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this clause (iv); and provided, further, that cancellation of Indebtedness owing to CGI Borrower or any Restricted Subsidiary from any future, present or former employees, directors, managers or consultants of CGI Borrower, any direct or indirect parent company of CGI Borrower or any Restricted Subsidiary, or their estates, descendants, family, trusts, heirs, spouse or former spouse pursuant in connection with a repurchase of Equity Interests of CGI Borrower or any direct or indirect parent company of CGI Borrower will not be deemed to constitute a Restricted Payment for purposes of this Section 11.5 or any other provision of this Agreement;

(v)

the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of CGI Borrower or any Restricted Subsidiary or any class or series of preferred Capital Stock of any Restricted Subsidiary, in each case, issued in accordance with Section 11.1 to the extent such dividends or distributions are included in the definition of Fixed Charges;

(vi)

Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (vi) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash, Cash Equivalents or marketable securities, not to exceed the greater of (x) $10,000,000 and (y) 20.0% of Consolidated EBITDA of CGI Borrower for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(vii)

payments made or expected to be made by CGI Borrower or any Restricted Subsidiary in respect of withholding, employment or similar taxes payable by any future, present or former employee, director, manager, or consultant of CGI Borrower or any of its Restricted Subsidiaries or any direct or indirect parent company of CGI Borrower and any repurchases of Equity Interests deemed to occur upon exercise, vesting or settlement of, or payment with respect to, any equity or equity-based award, including, without limitation, stock or other equity options, stock or other equity appreciation rights, warrants, restricted equity units, restricted equity, deferred equity units or similar rights if such Equity Interests are used by the holder of such award to pay a portion of the exercise price of such options, appreciation rights, warrants or similar rights or to satisfy any required withholding or similar taxes with respect to any such award;

(viii)

the declaration and payment of dividends or distributions on CGI Borrower’s common Equity Interests (or the payment of dividends or distributions to any direct or indirect parent company of CGI Borrower to fund a payment of dividends or distributions on such parent’s common Equity Interests), following consummation of the first public offering of CGI Borrower’s common Equity Interests or the common Equity Interests of any direct or indirect parent company of CGI Borrower after the Closing Date, of up to 6.0% per annum of the net cash proceeds received by or contributed to CGI Borrower in or from any such public offering, other than public offerings with respect to CGI Borrower’s common Equity Interests registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

(ix)

other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause not to exceed the greater of (x) $5,000,000 and (y) 10.0% of Consolidated EBITDA of CGI Borrower for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time made;

(x)	any Restricted Payment to the extent that at the time such Restricted Payment is made, the Payment Conditions have been satisfied with respect thereto on a Pro Forma Basis;

(xi)	CGI Borrower and the Restricted Subsidiaries may make Restricted Payments with the Net Cash Proceeds of Permitted Equity Issuances;

(xii)

the declaration and payment of dividends or distributions by CGI Borrower to, or the making of loans or advances to, any direct or indirect parent company of CGI Borrower in amounts required for any direct or indirect parent company (or such company’s direct or indirect equity owners) to pay:

(A)

(i) franchise, excise and similar taxes, and other fees and expenses, required to maintain its corporate, legal and organizational existence and (ii) distributions to such Parent Entity’s equity owners in proportion to their equity interests sufficient to allow each such equity owner to receive an amount at least equal to the aggregate amount of its out-of-pocket costs to any unaffiliated third parties directly attributable to creating (including any incorporation or registration fees) and maintaining the existence of the applicable equity owner (including doing business fees, franchise taxes, excise taxes and similar taxes, fees, or expenses), and legal and accounting and other costs directly attributable to maintaining its corporate, legal, or organizational existence and complying with applicable legal requirements, including such costs attributable to the preparation of tax returns or compliance with tax laws,

(B)	any Tax Distribution;

(C)

customary salary, bonus, severance (including, in each case, payroll, social security and similar taxes in respect thereof) and other benefits payable to, and indemnities provided on behalf of, officers, employees, directors, consultants and managers of any direct or indirect parent company of CGI Borrower to the extent such salaries, bonuses, and other benefits are attributable to the ownership or operation of CGI Borrower and the Restricted Subsidiaries, including CGI Borrower’s proportionate share of such amount relating to such parent company being a public company,

(D)

general corporate, administrative, compliance or other operating (including, without limitation, expenses related to auditing or other accounting matters) and overhead costs and expenses of any direct or indirect parent company of CGI Borrower to the extent such costs and expenses are attributable to the ownership or operation of CGI Borrower and the Restricted Subsidiaries, including CGI Borrower’s proportionate share of such amount relating to such parent company being a public company,

(E)

amounts required for any direct or indirect parent company of CGI Borrower to pay fees and expenses incurred by any direct or indirect parent company of CGI Borrower related to (i) the maintenance by such parent entity of its corporate or other entity existence and (ii) transactions of such parent company of CGI Borrower of the type described in clause (xi) of the definition of Consolidated Net Income,

(F)

cash payments in lieu of issuing fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of CGI Borrower or any such direct or indirect parent company of CGI Borrower,

(G)	repurchases deemed to occur upon the cashless exercise of stock or other equity options,

(H)

to finance Permitted Acquisition and other Investments or other acquisitions otherwise permitted to be made pursuant to this Section 11.5 if made by CGI Borrower; provided, that (i) such Restricted Payment shall be made substantially concurrently with the closing of such Investment or other acquisition, (ii) such direct or indirect parent company shall, promptly following the closing thereof, cause (1) all property acquired (whether assets or Equity Interests) to be contributed to CGI Borrower or one of its Restricted Subsidiaries or (2) the merger, amalgamation, consolidation, or sale of the Person formed or acquired into CGI Borrower or one of its Restricted Subsidiaries (in a manner not prohibited by Section 11.3) in order to consummate such Investment or other acquisition, (iii) such direct or indirect parent company and its Affiliates (other than CGI Borrower or a Restricted Subsidiary) receives no consideration or other payment in connection with such transaction except to the extent CGI Borrower or a Restricted Subsidiary could have given such consideration or made such payment in compliance herewith, (iv) any property received by CGI Borrower shall not constitute an Excluded Contribution and (v) to the extent constituting an Investment, such Investment shall be deemed to be made by CGI Borrower or such Restricted Subsidiary pursuant to another provision of this Section 11.5 or pursuant to the definition of Permitted Investments (other than clause (a) thereof); and

(I)	to the extent constituting Restricted Payments, amounts that would be permitted to be paid directly by CGI Borrower or its Restricted Subsidiaries under Section 11.10 (other than Section 11.10(b));

(xiii)

the repurchase, redemption or other acquisition for value of Equity Interests of CGI Borrower deemed to occur in connection with paying cash in lieu of fractional shares of such Equity Interests in connection with a share dividend, distribution, share split, reverse share split, merger, consolidation, amalgamation or other business combination of CGI Borrower, in each case, permitted under this Agreement;

(xiv)

the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to CGI Borrower or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents) or the proceeds thereof;

(xv)	any Restricted Payment constituting any part of a Permitted Reorganization;

(xvi)

the prepayment, redemption, defeasance, repurchase or other acquisition or retirement for value of Subordinated Indebtedness in an aggregate amount pursuant to this clause (xvi) not to exceed the greater of (x) $5,000,000 and (y) 10.0% of Consolidated EBITDA of CGI Borrower for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time such prepayment, redemption, defeasance, repurchase or other acquisition or retirement for value is made;

(xvii)	a Restricted Payment by CGI Borrower to Holdings in respect of the Holdings Subordinate Debt to the extent permitted by the terms of the Holdings Subordination Agreement; and

(xviii)

the payment of dividends or distributions to Holdings or any other direct or indirect parent of CGI Borrower up to an amount equal to the Net Cash Proceeds of the Permitted Term Loans incurred or issued on the Initial Permitted Term Loan Closing Date;

provided that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (ix) and (xvi), no Event of Default shall have occurred and be continuing or would occur as a consequence thereof (or in the case of a Restricted Investment, no Event of Default under Section 12.1 or 12.5 shall have occurred and be continuing or would occur as a consequence thereof).

CGI Borrower will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the penultimate sentence of the definition of Unrestricted Subsidiary. For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by CGI Borrower and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be an Investment in an amount determined as set forth in the last sentence of the definition of Investment. Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to clauses (vi), (ix), (x) or (xi) of Section 11.5(b), or pursuant to the definition of Permitted Investments, and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in this Agreement.

For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment or Investment (or a portion thereof) meets the criteria of clauses (i) through (xviii) above and/or one or more of the exceptions contained in the definition of Permitted Investments, CGI Borrower will be entitled to classify or later reclassify (based on circumstances existing on the date of such reclassification) such Restricted Payment (or portion thereof) among such clauses (i) through (xviii), in a manner that otherwise complies with this covenant.

11.6 Limitation on Subsidiary Distributions

CGI Borrower will:

(a)

not, and will not permit any of the Restricted Subsidiaries that are not Borrowers or Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to (i) pay dividends or make any other distributions to CGI Borrower or any Restricted Subsidiary that is a Guarantor or Borrower on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits or (ii) pay any Indebtedness owed to CGI Borrower or any Restricted Subsidiary that is a Guarantor or Borrower; (iii) make loans or advances to CGI Borrower or any Restricted Subsidiary that is a Guarantor or Borrower; or (iv) sell, lease or transfer any of its properties or assets to CGI Borrower or any Restricted Subsidiary that is a Guarantor or Borrower; or

(b)

not, and will not permit any other Credit Party to, enter into any agreement prohibiting the creation of any Lien upon any of its properties or assets, whether now owned or hereafter acquired, to secure the Obligations;

except (in each case under the foregoing clauses (a) and (b)) for such encumbrances or restrictions (x) which CGI Borrower has reasonably determined in good faith will not materially impair the Borrowers’ ability to make payments under this Agreement when due or (y) existing under or by reason of:

(i)	contractual encumbrances or restrictions in effect on the Closing Date, including pursuant to this Agreement and the related documentation and related Hedging Obligations;

(ii)	any Term Loan Credit Documents and any Permitted Term Loans;

(iii)

purchase money obligations and Capitalized Lease Obligations that impose restrictions of the nature discussed in clause (a) or (b) above on the property so acquired, any replacements of such property or assets and additions and accessions thereto, after-acquired property subject to such arrangement, the proceeds and the products thereof and customary security deposits in respect thereof and in the case of multiple financings of equipment provided by any lender, other equipment financed by such lender (it being understood that such restriction shall not be permitted to apply to any property to which such restriction would not have applied but for such acquisition);

(iv)	Requirement of Law or any applicable rule, regulation or order, or any request of any Governmental Authority having regulatory authority over CGI Borrower or any of its Subsidiaries;

(v)

any agreement or other instrument of a Person acquired by or merged or consolidated with or into CGI Borrower or any Restricted Subsidiary, or of an Unrestricted Subsidiary that is designated a Restricted Subsidiary, or that is assumed in connection with the acquisition of assets from such Person, in each case that is in existence at the time of such transaction (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired or designated, any replacements of such property or assets and additions and accessions thereto, after-acquired property subject to such agreement or instrument, the proceeds and the products thereof and customary security deposits in respect thereof and in the case of multiple financings of equipment provided by any lender, other equipment financed by such lender (it being understood that such encumbrance or restriction shall not be permitted to apply to any property to which such encumbrance or restriction would not have applied but for such acquisition);

(vi)

contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of CGI Borrower pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary and restrictions on transfer of assets subject to Permitted Liens;

(vii)

(x) secured Indebtedness otherwise permitted to be incurred pursuant to Sections 11.1 and 11.2 that limit the right of the debtor to dispose of the assets securing such Indebtedness and (y) restrictions on transfers of assets subject to Permitted Liens (but, with respect to any such Permitted Lien, only to the extent that such transfer restrictions apply solely to the assets that are the subject of such Permitted Lien);

(viii)

restrictions on cash or other deposits or net worth imposed by customers under, or made necessary or advisable by, contracts entered into in the ordinary course of business or consistent with past practice;

(ix)

solely with respect to clause (a) above, other Indebtedness, Disqualified Stock or preferred Capital Stock of Restricted Subsidiaries permitted to be incurred subsequent to the Closing Date pursuant to the provisions of Section 11.1;

(x)	customary provisions in joint venture agreements or arrangements and other similar agreements or arrangements relating solely to such joint venture and the Equity Interests issued thereby;

(xi)	customary provisions contained in leases, sub-leases, licenses, sub-licenses or similar agreements, in each case, entered into in the ordinary course of business, or consistent with past practice;

(xii)

customary restrictions on leases, subleases, licenses, sublicenses or asset sale agreements otherwise permitted hereby so long as such restrictions relate to property interest, rights or the assets subject thereto;

(xiii)	customary provisions restricting assignment of any agreement entered into in the ordinary course of business; or

(xiv)

any encumbrances or restrictions of the type referred to in clauses (a) and (b) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (i) through (xiv) above (other than, in the case of clause (b) above, clause (ix)); provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, or refinancings (x) are, in the good faith judgment of CGI Borrower, no more restrictive in any material respect with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing or (y) do not materially impair CGI Borrowers’ ability to pay their respective obligations under the Credit Documents as and when due (as determined in good faith by the Borrower Representative).

11.7 Modifications of Organizational Documents and Subordinated Indebtedness

(a) CGI Borrower shall not agree, and shall not permit any of the Restricted Subsidiaries to agree, to any material amendment, restatement, supplement or other modification to, or waiver of, any of its Organizational Documents after the Closing Date in a manner that is materially adverse to the Lenders, except as required by law.

(b) CGI Borrower shall not, and shall not permit any Restricted Subsidiaries to, amend documentation governing Subordinated Indebtedness having a principal amount of more than $5,000,000 in a manner materially adverse to the Lenders , other than in connection with (i) a refinancing or replacement of such Indebtedness permitted hereunder or (ii) in a manner expressly permitted by, or not prohibited under, the applicable intercreditor or subordination terms or agreement(s) governing the relationship between the Secured Parties, on the one hand, and the lenders or purchasers of the applicable Subordinated Indebtedness, on the other hand.

11.8 Permitted Activities

Holdings shall not engage in any material operating or business activities; provided that the following and any activities incidental thereto shall be permitted in any event: (i) its ownership of the Equity Interests of CGI Borrower and activities incidental thereto, including receipt and payment of Restricted Payments and other amounts in respect of Equity Interests, (ii) the maintenance of its legal existence (including the ability to incur fees, costs and expenses relating to such maintenance), (iii) the performance of its obligations with respect to the Transactions, the Credit Documents, any Term Loan Credit Documents and any other documents governing Indebtedness permitted hereby, (iv) any public offering of its common equity or any other issuance or sale of its Equity Interests, (v) financing activities, including the issuance of securities, incurrence of debt, payment of dividends and distributions, making contributions to the capital of CGI Borrower, guaranteeing the obligations of CGI Borrower and its other Subsidiaries and receipt of the DTR Note and any transaction involving the satisfaction of the DTR Note in accordance with its terms, (vi) if applicable, participating in tax, accounting and other administrative matters as a member of the consolidated group of Holdings and CGI Borrower, (vii) holding any cash or property (but not operate any property), (viii) making of any Restricted Payments or Investments permitted hereunder, (ix) providing indemnification to officers and directors, (x) activities relating to any Permitted Reorganization, (xi) merging, amalgamating or consolidating with or into any direct or indirect parent or subsidiary of Holdings (pursuant to the definition of Holdings), (xii) repurchases of Indebtedness through open market purchases and Dutch auctions, (xiii) activities incidental to Permitted Acquisitions or similar Investments consummated by CGI Borrower and the Restricted Subsidiaries, including the formation of acquisition vehicle entities and intercompany loans and/or Investments incidental to such Permitted Acquisitions or similar Investments and (xiv) any activities incidental or reasonably related to the foregoing.

11.9 Fiscal Years

CGI Borrower shall not change its fiscal year end from on or about March 31 and shall not permit any Restricted Subsidiary to, change its fiscal year to end on dates inconsistent with past practice; provided, however, that CGI Borrower may, upon written notice to the Administrative Agent change the financial reporting convention specified above to (x) align the dates of such fiscal year and for any Restricted Subsidiary whose fiscal years end on dates different from those of CGI Borrower or (y) any other financial reporting convention reasonably acceptable to the Administrative Agent, in which case CGI Borrower and the Administrative Agent will, and are hereby authorized by the Lenders to, make any adjustments to this Agreement that are necessary in order to reflect such change in financial reporting.

11.10 Affiliate Transactions

CGI Borrower shall not conduct, and shall not permit the Restricted Subsidiaries to conduct, any transactions (or series of related transactions) with an aggregate value in excess of $2,000,000 with any of its Affiliates (other than Holdings, CGI Borrower and the Restricted Subsidiaries or any entity that becomes a Restricted Subsidiary as a result of such transaction), unless such transaction is on terms that are not materially less favorable to CGI Borrower or such Restricted Subsidiary than those that would have been obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate, as determined by the board of directors (or analogous governing body) of CGI Borrower or such Restricted Subsidiary in good faith for any such transaction with a value in excess of $7,500,000; provided that the foregoing restrictions shall not apply to:

(a)

(i) the payment of management, monitoring, consulting, advisory and other fees (including termination and transaction fees) to the Sponsor pursuant to the Sponsor Management Agreement (plus any unpaid management, monitoring, consulting, advisory and other fees (including transaction and termination fees) accrued in any prior year); provided that the annual management fee payable under this clause (a)(i) (x) may only be paid in an aggregate amount in any fiscal year not to exceed the amount permitted to be paid in such fiscal year pursuant to the Sponsor Management Agreement as in effect on the Closing Date (plus any accrued and unpaid amounts) and (y) may accrue but may not be paid during the continuance of an Event of Default under Section 12.1 or Section 12.5, (ii) customary payments by CGI Borrower and any of the Restricted Subsidiaries to the Sponsor made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities (including in connection with acquisitions or divestitures), which payments are approved by the majority of the members of the board of directors (or analogous governing body) or a majority of the disinterested members of the board of directors (or analogous governing body) of CGI Borrower in good faith and (iii) indemnification and reimbursement of expenses pursuant to the Sponsor Management Agreement (plus any unpaid indemnities and expenses accrued in any prior year),

(b)	Restricted Payments permitted by Section 11.5 or Investments permitted by the definition of Permitted Investments,

(c)	consummation of the Transactions and the payment of fees and expenses (including the Transaction Expenses) related to the Transactions,

(d)

the issuance and transfer of Qualified Stock or Stock Equivalents of CGI Borrower (or any direct or indirect parent thereof) or any of its Subsidiaries not otherwise prohibited by the Credit Documents,

(e)

loans, advances and other transactions between or among CGI Borrower, any Restricted Subsidiary or any joint venture (regardless of the form of legal entity) in which CGI Borrower or any Subsidiary has invested (and which Subsidiary or joint venture would not be an Affiliate of CGI Borrower but for CGI Borrower’s or a Subsidiary’s ownership of Capital Stock or Stock Equivalents in such joint venture or Subsidiary) to the extent permitted under Article 11,

(f)

(i) employment, consulting and severance arrangements between CGI Borrower and the Restricted Subsidiaries (or any direct or indirect parent of CGI Borrower) and their respective officers, employees, directors or consultants in the ordinary course of business (including loans and advances in connection therewith) and (ii) transactions pursuant to any equityholder, employee or director equity plan or equity option plan or any other management or employee benefit plan or agreement, other compensatory arrangement or any equity subscription, co-invest agreement or equityholder agreement,

(g)

payments by CGI Borrower (and any direct or indirect parent thereof) and the Subsidiaries pursuant to tax sharing agreements among CGI Borrower (and any such parent) and the Subsidiaries on customary terms to the extent attributable to the ownership or operations of CGI Borrower and the Restricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that CGI Borrower, the Restricted Subsidiaries and the Unrestricted Subsidiaries (to the extent of the amount received from Unrestricted Subsidiaries) would have been required to pay in respect of such foreign, federal, state and/or local taxes for such fiscal year had CGI Borrower, the Restricted Subsidiaries and the Unrestricted Subsidiaries (to the extent described above) paid such taxes separately from any such direct or indirect parent company of CGI Borrower,

(h)

the payment of customary fees and reasonable out of pocket costs to, and indemnities provided on behalf of, directors, managers, consultants, officers, employees of CGI Borrower (or any direct or indirect parent thereof) and the Subsidiaries,

(i)	[reserved],

(j)

transactions pursuant to any agreement or arrangement as in effect as of the Closing Date, or any amendment, modification, supplement or replacement thereto (so long as any such amendment, modification, supplement or replacement is not disadvantageous in any material respect to the Lenders when taken as a whole as compared to the applicable agreement as in effect on the Closing Date as determined by the Borrower Representative in good faith),

(k)

transactions in which Holdings, CGI Borrower or any Restricted Subsidiary, as the case may be, delivers to the Administrative Agent a letter from an Independent Financial Advisor stating that such transaction is fair to CGI Borrower or such Restricted Subsidiary from a financial point of view and is not disadvantageous in any material respect to the Lenders,

(l)

the existence and performance of agreements and transactions with any Unrestricted Subsidiary that were entered into prior to the designation of a Restricted Subsidiary as such Unrestricted Subsidiary to the extent that the transaction was permitted at the time that it was entered into with such Restricted Subsidiary and transactions entered into by an Unrestricted Subsidiary with an Affiliate prior to the redesignation of any such Unrestricted Subsidiary as a Restricted Subsidiary; provided that such transaction was not entered into in contemplation of such designation or redesignation, as applicable,

(m)

Affiliate repurchases of the Loans or Commitments to the extent permitted hereunder, and of the loans and commitments pursuant to the terms of the Term Loan Credit Documents, and the holding of such Loans, Commitments, loans or commitments and, in the case of each of the foregoing, the payments and other transactions reasonably related thereto,

(n)

(i) investments by Permitted Holders in securities of CGI Borrower or any Restricted Subsidiary (and payment of reasonable out-of-pocket expenses incurred by such Permitted Holders in connection therewith) so long as the investment is being offered by CGI Borrower or such Restricted Subsidiary generally to other investors on the same or more favorable terms, and (ii) payments to Permitted Holders in respect of securities or loans of CGI Borrower or any Restricted Subsidiary contemplated in the foregoing clause (i) or that were acquired from Persons other than CGI Borrower and its Restricted Subsidiaries, in each case, in accordance with the terms of such securities or loans; provided that with respect to securities of CGI Borrower or any Restricted Subsidiary contemplated in clause (i) above, such investment constitutes less than 10% of the proposed or outstanding issue amount of such class of securities and the issuance of such securities is otherwise permitted under Article 11,

(o)

transactions pursuant to any arrangement or agreement set forth on Schedule 11.10, or any amendment, modification or replacement of any such arrangement or agreement (so long as any such amendment, modification or replacement is not adverse to the Lenders in any material respect in the good faith judgment of the Borrower Representative when taken as a whole), and

(p)

the payment of reasonable out-of-pocket costs and expenses relating to registration rights and indemnities provided to shareholders of Holdings or any direct or indirect parent thereof pursuant to the equityholders agreement, limited liability company agreement or the registration rights agreement entered into on or after the Closing Date.

11.11 Financial Covenant

If Excess Availability at any time (a) when there are no FILO Credit Commitments is less than the greater of (x) 10% of the Line Cap, and (y) $7,500,000, and (b) when there are FILO Credit Commitments, is less than 20% of the Line Cap (a “Financial Covenant Trigger Event”), Borrowers shall not permit the Fixed Charge Coverage Ratio to be less than 1.00 to 1.00 as of the last day of any Test Period, commencing with the Test Period ended on or immediately prior to the date that the Financial Covenant Trigger Event occurs; provided that such requirement to maintain a Fixed Charge Coverage Ratio of at least 1.00 to 1.00 shall no longer apply (unless and until a subsequent Financial Covenant Trigger Event occurs) if Excess Availability on each day during any period of 30 consecutive calendar days commencing after the date of such Financial Covenant Trigger Event shall be (a) when there are no FILO Credit Commitments, at least the greater of (x) 10% of the Line Cap and (y) $7,500,000, and (b) when there are FILO Credit Commitments, at least 20% of the Line Cap.

11.12 Canadian Pension Plans

No Credit Parties shall, without the consent of the Administrative Agent, maintain, administer, establish or contribute to, or shall become liable in respect of any Canadian DB Plan.

11.13 Non-Bank Rules

No Swiss Credit Party shall breach the Non-Bank Rules; it being understood, however, that no Swiss Credit Party shall be in breach of this covenant if the relevant number of creditors is exceeded solely by reason of (i) a failure by one or more Lenders to comply with their obligations under Section 14.6, (ii) by a Lender having made a misrepresentation in respect of the information provided under Section 6.4(e)(i)(D), or (iii) by a Lender having lost its status as Qualifying Bank.

ARTICLE 12

EVENTS OF DEFAULT

Upon the occurrence of any of the following specified events (each an “Event of Default”):

12.1 Payments

Any Borrower shall (a) default in the payment when due of any principal of the Loans, (b) default, and such default shall continue for five (5) or more Business Days, in the payment when due of any interest on the Loans or Unpaid Drawings or (c) default, and such default shall continue for ten (10) or more Business Days, in the payment when due of any Fees or of any other amounts owing hereunder or under any other Credit Document; or

12.2 Representations, Etc.

On and after the Closing Date, any representation and warranty made or deemed made by any Credit Party herein or in any other Credit Document or any certificate delivered or required to be delivered pursuant hereto or thereto shall prove to be untrue in any material respect on the date as of which made or deemed made, and, to the extent capable of being cured, such incorrect representation and warranty shall remain incorrect in any material respect for a period of 30 days after written notice thereof from the Administrative Agent to the Borrower Representative; or

12.3 Covenants

Any Credit Party shall:

(a)

default in the due performance or observance by it of any term, covenant or agreement contained in Section 10.1(f)(i), Section 10.5(a) (solely with respect to any Borrower’s existence), Section 10.9 (solely during a Cash Dominion Period), or Article 11; provided, that any Event of Default under Section 11.11 is subject to the provisions of Section 12.15; or

(b)

default in the due performance or observance by it of any term, covenant or agreement contained in Section 10.1(i) or Section 10.9(d) and, in the case of any of the foregoing, such default shall continue unremedied for a period of at least five (5) Business Days (or, solely in the event Borrowing Base Certificates are required to be delivered weekly at such time under Section 10.1(i), such default under Section 10.1(i) shall continue unremedied for a period of at least two (2) Business Days); or

(c)

default in the due performance or observance by it of any term, covenant or agreement (other than those referred to in Section 12.1 or 12.2 or clause (a) or (b) of this Section 12.3) contained in this Agreement or any Security Document and such default shall continue unremedied for a period of at least 30 days after receipt of written notice by the Borrower Representative from the Administrative Agent or the Required Lenders; or

12.4 Default Under Other Agreements

(a) Holdings, CGI Borrower or any of the Restricted Subsidiaries shall (i) default in any payment with respect to any Indebtedness (other than the Obligations) in excess of $20,000,000 in the aggregate, for Holdings, CGI Borrower and the Restricted Subsidiaries, beyond the period of grace and following all required notices, if any, provided in the instrument or agreement under which such Indebtedness was created or (ii) default in the observance or performance of any agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist (after giving effect to all applicable grace period and delivery of all required notices) (other than, with respect to Indebtedness consisting of any Hedge Agreements, termination events or equivalent events pursuant to the terms of such Hedge Agreements (it being understood that clause (i) shall apply to any failure to make any payment in excess of $20,000,000 that is required as a result of any such event of default, termination or similar event and that is not otherwise being contested in good faith)), the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, any such Indebtedness to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity; or

(b) without limiting the provisions of clause (a) above, any such Indebtedness in excess of $20,000,000 shall be declared to be due and payable, or required to be prepaid other than by a regularly scheduled required prepayment or as a mandatory prepayment (and, with respect to Indebtedness consisting of any Hedge Agreements, other than due to a termination event or equivalent event pursuant to the terms of such Hedge Agreements (it being understood that clause (a)(i) above shall apply to any failure to make any payment in excess of $20,000,000 that is required as a result of any such termination or equivalent event under a Hedge Agreement and that is not otherwise being contested in good faith)), prior to the stated maturity thereof; provided that clauses (a) and (b) shall not apply to (x) secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness, if such sale or transfer is permitted hereunder and under the documents providing for such Indebtedness, (y) Indebtedness which is convertible into Equity Interests and converts to Equity Interests in accordance with its terms and such conversion is not prohibited hereunder, or (z) any breach or default that is (I) remedied by Holdings, CGI Borrower or the applicable Restricted Subsidiary or (II) waived (including in the form of amendment) by the required holders of the applicable item of Indebtedness, in either case, prior to the acceleration of Loans pursuant to this Article 12. Notwithstanding the foregoing provisions of this Section 12.4, no breach, default or event of default under any Term Loan Credit Documents shall constitute an Event of Default under this Section 12.4, except (W) any such breach, default or event of default, giving effect to any applicable grace period, under the provisions of such Term Loan Credit Documents corresponding to Section 12.1 or Section 12.5 of this Agreement or any similar provision of such Term Loan Credit Document (or any successor provision thereto), (X) any event of default (except any event of default described in the immediately preceding clause (W)), giving effect to any applicable grace period, under such Term Loan Credit Documents that remains unremedied and unwaived for sixty (60) consecutive days after the occurrence thereof, (Y) any acceleration of such Permitted Term Loans or termination of the commitments of the lenders under such Term Loan Credit Documents prior to the scheduled maturity thereof as a result of an event of default under such Term Loan Credit Documents or (Z) the exercise of any secured creditor remedy by the Term Loan Administrative Agent or any other Person entitled to exercise such remedy under such Term Loan Credit Documents; or

12.5 Bankruptcy, Etc.

Except as otherwise permitted by Section 11.3, Holdings, a Borrower or any other Material Subsidiary shall commence a voluntary case, proceeding or action concerning itself under any applicable Insolvency Law, including, Title 11 of the United States Code entitled “Bankruptcy” (the “Bankruptcy Code”), the BIA or the Companies’ Creditors Arrangement Act (Canada), in each case as now or hereafter in effect, or any successor thereto; or an involuntary case, proceeding or action is commenced against Holdings, a Borrower or any other Material Subsidiary and the petition is not dismissed or stayed within 60 days after commencement of the case, proceeding or action; or a custodian (as defined in the Bankruptcy Code), judicial manager, compulsory manager, receiver, receiver manager, interim receiver, trustee, monitor, liquidator, administrator, administrative receiver or similar Person is appointed for, or takes charge of, all or substantially all of the property of Holdings, a Borrower or any other Material Subsidiary; or Holdings, a Borrower or any other Material Subsidiary commences any other voluntary proceeding or action under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency, winding-up, administration, arrangement or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to Holdings, a Borrower or any other Material Subsidiary; or there is commenced against Holdings, a Borrower or any other Material Subsidiary any such proceeding or action that remains undismissed or unstayed for a period of 60 days; or Holdings, a Borrower or any other Material Subsidiary is adjudicated bankrupt; or any order of relief or other order approving any such case or proceeding or action is entered; or Holdings, a Borrower or any other Material Subsidiary suffers any appointment of any custodian receiver, receiver manager, interim receiver, trustee, monitor, administrator or the like for it or any substantial part of its property to continue undischarged or unstayed for a period of 60 days; or Holdings, a Borrower or any other Material Subsidiary makes a general assignment for the benefit of creditors.

In particular, with respect to a Swiss Credit Party, without limitation, the institution or limitation of bankruptcy or insolvency or any composition proceedings (Konkurs oder Nachlassverfahren) within the meaning of articles 166 et seq of the Swiss Debt Enforcement and Bankruptcy Act (Bundesgesetz über Schuldbetreibung und Konkurz), including, but not limited to, pursuant to articles 166, 188, 190, 191 or 293; or

12.6 ERISA; Canadian Pension Plan

(a) An ERISA Event shall have occurred and such ERISA Event, together with all other such ERISA Events, if any, would reasonably be expected to result in a Material Adverse Effect, or (b)(i) any event or condition shall occur or exist with respect to a Canadian Pension Plan that could reasonably be expected to subject CGI Borrower or any other Canadian Credit Party to any tax, penalty or other liabilities under the Supplemental Pension Plans Act (Quebec), the Pension Benefits Act (Ontario) or any other applicable laws which would reasonably be expected to result in a Material Adverse Effect, or (ii) CGI Borrower or any other Canadian Credit Party is in default with respect to required payments to a Canadian Pension Plan, which default would reasonably be expected to result in a Material Adverse Effect.

12.7 Guarantee

Any Guarantee provided by Holdings, any Borrower or any Guarantor that is a Material Subsidiary, or any material provision thereof, shall cease to be in full force or effect (other than pursuant to the terms hereof and thereof, including in connection with a Foreign Guarantor Release Event) or any Credit Party shall deny or disaffirm in writing any such Guarantor’s material obligations under its Guarantee; or

12.8 Security Documents

Any Security Document pursuant to which the Capital Stock of any Borrower or any Subsidiary is pledged or any material provision thereof shall cease to be in full force or effect (other than pursuant to the terms hereof or thereof, as a result of acts or omissions of the Administrative Agent or any Lender or as a result of the Administrative Agent’s failure to maintain possession of any Capital Stock that has been previously delivered to it) or any pledgor thereunder or any Credit Party shall deny or disaffirm in writing any pledgor’s obligations under any Security Document; or

12.9 Security Agreement

The Canadian Security Agreement or any other Security Document pursuant to which the assets of Holdings, a Borrower or any Material Subsidiary are pledged as Collateral or any material provision thereof shall cease to be in full force or effect (other than pursuant to the terms hereof or thereof, as a result of acts or omissions of the Administrative Agent in respect of certificates, promissory notes or instruments actually delivered to it or as a result of the Administrative Agent’s failure to file a Uniform Commercial Code continuation statement or similar filing in any Relevant Jurisdiction), which results in the Administrative Agent ceasing to have (on behalf of the Secured Parties) a perfected security interest on a material portion of the Collateral on the terms and conditions set forth in such Security Documents or any grantor thereunder or any Credit Party shall deny or disaffirm in writing any grantor’s obligations under the Canadian Security Agreement or any other Security Document; or

12.10 Termination of Business

Except as otherwise expressly permitted hereunder, any Credit Party shall take any action to suspend the operation of the business of the Credit Parties, taken as a whole, in the ordinary course or liquidate all or substantially all of the assets of the Credit Parties, taken as a whole; or

12.11 Judgments

One or more final judgments or decrees shall be entered against Holdings, CGI Borrower or any of the Restricted Subsidiaries for payment of money in an amount of $20,000,000 or more in the aggregate for all such judgments and decrees for Holdings, CGI Borrower and the Restricted Subsidiaries (to the extent not paid or covered by insurance or indemnities as to which the applicable insurance company or third party has not denied coverage) and any such judgments or decrees shall not have been satisfied, vacated, discharged or stayed or bonded pending appeal within 60 consecutive days after the entry thereof; or

12.12 Change of Control

A Change of Control shall occur.

12.13 Remedies Upon Event of Default

If an Event of Default occurs and is continuing, the Administrative Agent shall, upon the written request of the Required Lenders, by written notice to the Borrower Representative, take any or all of the following actions, without prejudice to the rights of the Administrative Agent or any Lender to enforce its claims against Holdings, the Borrowers and any other Credit Parties, except as otherwise specifically provided for in this Agreement (provided that, if an Event of Default specified in Section 12.5 shall occur with respect to any Borrower or Holdings, the result that would occur upon the giving of written notice by the Administrative Agent as specified in clauses (i), (ii), (iii), and (iv) below shall occur automatically without the giving of any such notice): (i) declare the Total Revolving Credit Commitment and Swingline Commitment terminated, whereupon the Commitments and Swingline Commitment, if any, of each Lender or the Swingline Lender, as the case may be, shall forthwith terminate immediately and any Fees theretofore accrued shall forthwith become due and payable without any other notice of any kind; (ii) declare the principal of and any accrued interest and fees in respect of all Loans and all Obligations to be, whereupon the same shall become, forthwith due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by each Borrower to the extent permitted by applicable law; (iii) require the Borrowers to Cash Collateralize any outstanding Letters of Credit, Banker’s Acceptances and BA Equivalent Notes; and/or (iv) direct the Borrowers to pay (and each Borrower agrees that upon receipt of such notice, or upon the occurrence of an Event of Default specified in Section 12.5 with respect to Holdings or any Borrower, it will pay) to the Administrative Agent at the Administrative Agent’s Office such additional amounts of cash as are necessary to Cash Collateralize all outstanding Letters of Credit, Banker’s Acceptances and BA Equivalent Notes, to be held as security for the Borrowers’ respective reimbursement obligations for drawings that may subsequently occur thereunder; provided, that in the case of an Event of Default under Section 12.3(a) in respect of a failure to observe or perform the covenant under Section 11.11, such actions will be permitted to occur only following the expiration of the ability to effectuate the Cure Right if such Cure Right has not been so exercised.

12.14 Application of Proceeds

Subject to the terms of any ABL/Term Loan Intercreditor Agreement, any amount received by the Administrative Agent from any Credit Party (or from proceeds of any Collateral) during the continuance of a Cash Dominion Period or following any acceleration of the Obligations under this Agreement or any Event of Default with respect to any Borrower under Section 12.5 shall be applied:

(a)

first, to the payment of all reasonable and documented costs and expenses incurred by the Administrative Agent in connection with any collection or sale of the Collateral or otherwise in connection with any Credit Document, including all court costs and the reasonable fees and expenses of its agents and legal counsel, the repayment of all Protective Advances and any other advances made by the Administrative Agent hereunder or under any other Credit Document on behalf of any Credit Party and any other Obligations owing to, and reasonable and documented costs or expenses incurred by the Administrative Agent in connection with the exercise of any right or remedy hereunder or under any other Credit Document to the extent reimbursable hereunder or thereunder;

(b)	second, to the payment of reasonable and documented costs or expenses incurred by any Lender to the extent reimbursable hereunder;

(c)

third, to payment of all accrued unpaid interest on the Obligations (excluding FILO Credit Commitment Obligations) and Fees owed to the Administrative Agent, the Lenders, and the Letter of Credit Issuer;

(d)

fourth, to payment of principal of the Obligations (other than Secured Cash Management Obligations and FILO Credit Commitment Obligations), including without limitation, Secured Bank Product Obligations and Secured Hedge Obligations, any Unpaid Drawings and amounts necessary to Cash Collateralize all Letters of Credit Outstanding and any outstanding Banker’s Acceptances and BA Equivalent Notes on the date of any payment;

(e)	fifth, to payment of any other Obligations (excluding FILO Credit Commitment Obligations), including Secured Cash Management Obligations;

(f)	sixth, to payment of all FILO Credit Commitment Obligations; and

(g)

seventh, any surplus then remaining shall be paid to the applicable Credit Parties or their successors or assigns or to whomsoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct;

provided that any amount applied to Cash Collateralize any Letters of Credit Outstanding that has not been applied to reimbursement of Unpaid Drawings under the applicable Letters of Credit at the time of expiration of all such Letters of Credit shall be applied by the Administrative Agent in the order specified in clauses (a) through (g) above. In carrying out the foregoing, (i) amounts received shall be applied in the numerical order provided until exhausted prior to the application to the next succeeding category, (ii) each of the Lenders or other Persons entitled to payment shall receive an amount equal to its pro rata share of amounts available to be applied pursuant to clauses (b) through (g) above, and (iii) amounts applied to the principal of any Loans shall be applied first, to outstanding Swingline Loans and second, to outstanding Revolving Loans. Notwithstanding the foregoing, amounts received from any Guarantor that is not an “Eligible Contract Participant” (as defined in the Commodity Exchange Act) shall not be applied to Obligations that are Excluded Swap Obligations.

12.15 Equity Cure

Notwithstanding anything to the contrary contained in this Article 12, in the event that CGI Borrower fails to comply with the requirement of the financial covenant set forth in Section 11.11, any holder of Capital Stock or Stock Equivalents of CGI Borrower or any direct or indirect parent of CGI Borrower shall have the right to cure such failure (the “Cure Right”) by causing cash equity proceeds derived from an issuance of Capital Stock or Stock Equivalents (other than Disqualified Stock, unless reasonably satisfactory to the Administrative Agent) by CGI Borrower or any direct or indirect parent of CGI Borrower, or cash proceeds derived from any issuance of Holdings Subordinate Debt by CGI Borrower to Holdings or any issuance of Shareholder Subordinate Debt by Holdings to Shareholder, in each case, to be contributed, directly or indirectly, to CGI Borrower in the form of common equity capital or additional Holdings Subordinate Debt, as the case may be (such cash amount being referred to as the “Cure Amount”), in each case, received at any time from the first day of the last fiscal quarter of the Test Period in respect of which such financial covenant is being measured until the last to occur of (x) fifteen (15) days after the event that triggered the requirement to comply with the financial covenant in Section 11.11 and (y) the expiration of the fifteenth (15th) day following the date financial statements referred to in Section 10.1(a) or (b) are required to be delivered in respect of such fiscal period for which such financial covenant is being measured (such date, the “Cure Expiration Date”), and upon such election by CGI Borrower to exercise such Cure Right, such financial covenant shall be recalculated giving effect to the following pro forma adjustments:

(a)

Consolidated EBITDA shall be increased, solely for the purpose of determining the existence of an Event of Default resulting from a breach of the financial covenant set forth in Section 11.11 with respect to any period of four consecutive fiscal quarters that includes the fiscal quarter for which the Cure Right was exercised and not for any other purpose under this Agreement, by an amount equal to the Cure Amount;

(b)

if, after giving effect to the foregoing recalculations, CGI Borrower shall then be in compliance with the requirements of the financial covenant set forth in Section 11.11, CGI Borrower shall be deemed to have satisfied the requirements of the financial covenant set forth in Section 11.11 as of the relevant date of determination with the same effect as though there had been no failure to comply therewith at such date, and the applicable breach or default of such financial covenant that had occurred shall be deemed cured for the purposes of this Agreement; provided that (i) in each period of four consecutive fiscal quarters there shall be at least two fiscal quarters in which no Cure Right is exercised, (ii) there shall be a maximum of five Cure Rights exercised during the term of this Agreement, (iii) each Cure Amount shall be no greater than the amount required to cause CGI Borrower to be in compliance with the financial covenant set forth in Section 11.11; (iv) all Cure Amounts shall be disregarded for the purposes of any financial ratio determination under the Credit Documents other than for determining compliance with Section 11.11; and (v) except to the extent such Indebtedness is actually repaid, there shall be no pro forma reduction in Indebtedness with the proceeds of any Cure Amount for determining compliance with the financial maintenance covenant in Section 11.11 in respect of the Test Period ending with the fiscal quarter for which the Cure Right is exercised; and

(c)

neither the Administrative Agent nor any Lender or Secured Party shall exercise any remedy under the Credit Documents or applicable law on the basis of an Event of Default caused by the failure to comply with Section 11.11 until after the Cure Expiration Date and CGI Borrower has not exercised the Cure Right (except to the extent that the Borrower Representative has confirmed in writing that it does not intend to exercise the Cure Right).

CGI Borrower may provide written notice to the Administrative Agent that it intends to exercise the Cure Right (the “Notice of Intent to Cure”) in advance of receipt of the Cure Amount (it being understood that to the extent such notice is provided in advance of delivery of a Compliance Certificate for the applicable fiscal period, the amount of such net equity proceeds that is designated as the Cure Amount may be lower than specified in the Notice of Intent to Cure to the extent the amount necessary to cure such Event of Default is less than the full amount originally designated). Upon receipt by the Administrative Agent of the Notice of Intent to Cure, CGI Borrower shall be deemed to satisfied the requirement of the financial covenant in Section 11.11 as set forth in clause (b) above; provided that if the Cure Expiration Date has occurred without the Cure Amount having been received and designated, any such Default or Event of Default shall be deemed reinstated. Notwithstanding the foregoing, the Lenders and the Letter of Credit Issuer shall not be obligated to fund any Loans or honor any Letter of Credit Request until receipt by the Administrative Agent of the Cure Amount.

ARTICLE 13

THE AGENTS

13.1 Appointment

(a) Each Secured Party hereby irrevocably designates Canadian Imperial Bank of Commerce as Administrative Agent under this Agreement and the other Credit Documents. The general administration of the Credit Documents shall be by the Administrative Agent. The Secured Parties each hereby (a) irrevocably authorizes the Administrative Agent (i) to enter in its name and on its behalf into the Credit Documents to which it is a party, and (ii) at its discretion, to take or refrain from taking such actions as agent in its name and on its behalf and to exercise or refrain from exercising such powers under the Credit Documents as are delegated by the terms hereof or thereof, as appropriate, together with all powers reasonably incidental thereto, and (b) agrees and consents to all of the provisions of the Security Documents. The Administrative Agent shall have no duties or responsibilities except as set forth in this Agreement and the other Credit Documents, nor shall it have any fiduciary relationship with any other Secured Party, and no implied covenants, responsibilities, duties, obligations, or liabilities shall be read into the Credit Documents or otherwise exist against the Administrative Agent.

(b) Each Secured Party hereby irrevocably designates the Administrative Agent as collateral agent under this Agreement and the other Credit Documents. The Secured Parties each hereby (i) irrevocably authorizes the Administrative Agent (x) to enter in its name and on its behalf into the Credit Documents to which it is a party, and (y) at its discretion, to take or refrain from taking such actions as agent in its name and on its behalf and to exercise or refrain from exercising such powers under the Credit Documents as are delegated by the terms hereof or thereof, as appropriate, together with all powers reasonably incidental thereto, and (ii) agrees and consents to all of the provisions of the Security Documents. All Collateral shall be held or administered by the Administrative Agent (or its duly-appointed agent) for its own benefit, and for the ratable benefit of the other Secured Parties. Any proceeds received by the Administrative Agent from the foreclosure, sale, lease or other disposition of any of the Collateral and any other proceeds received pursuant to the terms of the Security Documents or the other Credit Documents shall be paid over to the Administrative Agent for application as provided in Section 12.14 (if applicable) and, otherwise, in accordance with this Agreement and the other Credit Documents. The Administrative Agent shall have no duties or responsibilities except as set forth in this Agreement and the other Credit Documents, nor shall it have any fiduciary relationship with any other Secured Party, and no implied covenants, responsibilities, duties, obligations, or liabilities shall be read into the Credit Documents or otherwise exist against the Administrative Agent.

(c) No Joint Lead Arranger and Bookrunner, in its capacity as such, shall have any obligations, duties or responsibilities under this Agreement but each Joint Lead Arranger and Bookrunner shall be entitled to all benefits of this Article 13.

(d) For the purposes of the grant of security under the laws of the Province of Quebec which may now or in the future be required to be provided by any Canadian Credit Party, Canadian Imperial Bank of Commerce, or any successor thereto, as part of its duties as the Administrative Agent, is hereby irrevocably authorized and appointed to act as the hypothecary representative (within the meaning of Article 2692 of the Civil Code of Québec) for all Secured Parties in order to hold any hypothec granted under the laws of the Province of Quebec pursuant to a deed of hypothec as security for any Obligations and to exercise such rights and duties as are conferred upon a hypothecary representative under the relevant deed of hypothec and applicable laws (with the power to delegate any such rights or duties). The execution prior to the date hereof by the Administrative Agent of any deed of hypothec made pursuant to the laws of the Province of Quebec, is hereby ratified and confirmed. For greater certainty, the Administrative Agent, acting as hypothecary representative, shall have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favour of the Administrative Agent which shall apply mutatis mutandis. In the event of the resignation and appointment of a successor Administrative Agent such successor Administrative Agent shall also act as the successor hypothecary representative on behalf of all Secured Parties under each deed of hypothec without any further documentation or other formality being required to evidence the appointment of the successor hypothecary representative (subject to the registration of a notice of replacement as required by Article 2692 of the Civil Code of Québec). Notwithstanding any provision herein to the contrary, this provision shall be governed and construed in accordance with the laws of the Province of Quebec.

(e) Without limiting the generality of the foregoing Section 13.1(b), for the purposes of Swiss law, each Secured Party hereby appoints the Administrative Agent to act, as the case may be, as its direct representative (direkter Stellvertreter) for all purposes of any Security Document governed by Swiss law which is a pledge (Pfandrecht) (the “Swiss Pledge”) and authorizes the Administrative Agent to exercise in such capacity the rights and powers specifically given to the Administrative Agent under or in connection with the Credit Documents together with any other incidental rights and powers, and in particular on behalf of each Secured Party to enter into any Swiss Pledge, to hold and release any security created under any Swiss Pledge and to deal with any formalities or take any actions in relation to the perfection or enforcement of any Swiss Pledge.

13.2 Liability of Agents

(a) The Agents, when acting on behalf of the Secured Parties, may execute any of their respective duties under this Agreement or any of the other Credit Documents by or through any of their respective officers, agents and employees, and none of the Agents nor any of their respective directors, officers, agents or employees shall be liable to any other Secured Party for any action taken or omitted to be taken in good faith, or be responsible to any other Secured Party for the consequences of any oversight or error of judgment, or for any loss, except to the extent of any liability imposed by law by reason of such Agent’s own gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision). None of the Agents nor any of their respective directors, officers, agents and employees shall in any event be liable to any other Secured Party for any action taken or omitted to be taken by it pursuant to instructions received by it from the Required Lenders, all Lenders or affected Lenders, as applicable, or in reliance upon the advice of counsel selected by it. Without limiting the foregoing none of the Agents, nor any of their respective directors, officers, employees, or agents shall be: (i) responsible to any other Secured Party for the due execution, validity, genuineness, effectiveness, sufficiency, or enforceability of, or for any recital, statement, warranty or representation in, this Agreement, any other Credit Document or any related agreement, document or order; (ii) required to ascertain or to make any inquiry concerning the performance or observance by any Credit Party of any of the terms, conditions, covenants, or agreements of this Agreement or any of the Credit Documents; (iii) responsible to any other Secured Party for the state or condition of any properties of the Credit Parties or any other obligor hereunder constituting Collateral for the Obligations or any information contained in the books or records of the Credit Parties; (iv) responsible to any other Secured Party for the validity, enforceability, collectability, effectiveness or genuineness of this Agreement or any other Credit Document or any other certificate, document or instrument furnished in connection therewith; or (v) responsible to any other Secured Party for the validity, priority or perfection of any Lien securing or purporting to secure the Obligations or for the value or sufficiency of any of the Collateral.

(b) The Agents may execute any of their duties under this Agreement or any other Credit Document by or through their agents or attorneys-in-fact, and shall be entitled to the advice of counsel concerning all matters pertaining to its rights and duties hereunder or under the other Credit Documents. The Agents shall not be responsible for the negligence or misconduct of any agent or attorneys-in-fact selected by them with reasonable care.

(c) None of the Agents nor any of their respective directors, officers, employees, or agents shall have any responsibility to any Credit Party on account of the failure or delay in performance or breach by any other Secured Party (other than by each such Agent in its capacity as a Lender) of any of its respective obligations under this Agreement or any of the other Credit Documents or in connection herewith or therewith.

(d) The Agents shall be entitled to rely, and shall be fully protected in relying, upon any notice, consent, certificate, affidavit, or other document or writing believed by them to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and upon the advice and statements of legal counsel (including counsel to the Credit Parties), independent accountants and other experts selected by any Credit Party or any Secured Party. The Agents shall be fully justified in failing or refusing to take any action under this Agreement or any other Credit Document unless they shall first receive such advice or concurrence of the Required Lenders, all Lenders or affected Lenders, as applicable, as they deem appropriate or they shall first be indemnified to their satisfaction by the other Secured Parties against any and all liability and expense which may be incurred by them by reason of the taking or failing to take any such action.

13.3 Notice of Default

No Agent shall be deemed to have knowledge or notice of the occurrence of any Default or Event of Default unless such Agent has actual knowledge of the same or has received notice from a Secured Party or Credit Party referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default”. In the event that an Agent obtains such actual knowledge or receives such a notice, such Agent shall give prompt notice thereof to each of the other Secured Parties. Upon the occurrence of an Event of Default, the Agents shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders. Unless and until the Agents shall have received such direction, the Agents may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to any such Default or Event of Default as they shall deem advisable in the best interest of the Secured Parties. In no event shall the Agents be required to comply with any such directions to the extent that the Agents believe that their compliance with such directions would be unlawful.

13.4 Non-Reliance on Administrative Agent and Other Lenders

Each Secured Party (other than the Agents) acknowledges that it has, independently and without reliance upon the Agents or any other Secured Party, and based on the financial statements prepared by the Credit Parties and such other documents and information as it has deemed appropriate, made its own credit analysis and investigation into the business, assets, operations, property, and financial and other condition of the Credit Parties and has made its own decision to enter into this Agreement and the other Credit Documents. Each Secured Party (other than the Administrative Agent) also acknowledges that it will, independently and without reliance upon the Agents or any other Secured Party, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in determining whether or not conditions precedent to closing any Credit Event hereunder have been satisfied and in taking or not taking any action under this Agreement and the other Credit Documents.

13.5 Reimbursement and Indemnification

Each Secured Party (other than the Administrative Agent ) agrees to (i) reimburse the Administrative Agent for such Secured Party’s pro rata share of outstanding Revolving Credit Loans, Swingline Loans and Letters of Credit held by such Secured Party (or, in the case of any Lender that has assigned its Commitments pursuant to Section 14.6 hereof, where the applicable assignee has not ratably assumed such Lender’s obligations under this Section 13.5 with respect to acts or omissions that occurred prior to such assignment, such assigning Lender’s Revolving Credit Commitment Percentage prior to such assignment) of (x) any expenses and fees incurred by such Agent for the benefit of Secured Parties under this Agreement and any of the other Credit Documents, including, without limitation, counsel fees and compensation of agents and employees paid for services rendered on behalf of the Secured Parties, and any other expense incurred in connection with the operation or enforcement thereof not reimbursed by the Credit Parties, and (y) any expenses of such Agent incurred for the benefit of the Secured Parties that the Credit Parties have agreed to reimburse pursuant to this Agreement or any other Credit Document and have failed to so reimburse, and (ii) indemnify and hold harmless such Agent and any of its directors, officers, employees, or agents, on demand, in the amount of such Secured Party’s Revolving Credit Commitment Percentage (or, in the case of any Lender that has assigned its Commitments pursuant to Section 14.6 hereof, where the applicable assignee has not ratably assumed such Lender’s obligations under this Section 13.5 with respect to acts or omissions that occurred prior to such assignment, such assigning Lender’s Revolving Credit Commitment Percentage prior to such assignment), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against such Agent or any Secured Party in any way relating to or arising out of this Agreement or any of the other Credit Documents or any action taken or omitted by it or any of them under this Agreement or any of the other Credit Documents, to the extent not reimbursed by the Credit Parties, including, without limitation, costs of any suit initiated either by such Agent against any Secured Party or against such Agent or Secured Party (except such as shall have been determined by a court of competent jurisdiction or another independent tribunal having jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or willful misconduct of such Agent); provided, however, that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against such Secured Party in its capacity as such. The provisions of this Section 13.5 shall survive the repayment or assignment of the Obligations and the termination of the Commitments and, in the case of any Lender that has assigned its Commitments pursuant to Section 14.6 hereof where the applicable assignee has not ratably assumed such Lender’s obligations under this Section 13.5 with respect to acts or omissions that occurred prior to such assignment, with respect to events which have occurred prior to any such assignment.

13.6 Agents in Their Individual Capacities

The agency hereby created shall in no way impair or affect any of the rights and powers of, or impose any duties or obligations upon, any Agent in its individual capacity as a Lender hereunder. Each Agent and its Affiliates may make loans to, accept deposits from and generally engage in any kind of business with any Credit Party as though such Agent were not an Agent hereunder and under the other Credit Documents. With respect to the Loans made by it, each Agent shall have the same rights and powers under this Agreement and the other Credit Documents as any Lender and may exercise the same as though it were not an Agent, and the terms Lender and Lenders shall include each Agent in its individual capacity.

13.7 Successor Agents

Any Agent may resign at any time by giving thirty (30) Business Days’ prior written notice thereof to the other Secured Parties and the Borrower Representative. Upon any such resignation of an Agent, the Required Lenders shall have the right to appoint a successor Agent, which, so long as there is no Event of Default that has occurred and is continuing under Section 12.1 or Section 12.5 (with respect to CGI Borrower), shall be subject to the approval of the Borrower Representative (whose approval in any event shall not be unreasonably withheld or delayed). If no successor Agent shall have been so appointed by the Required Lenders and/or none shall have accepted such appointment within thirty (30) days after the retiring Agent’s giving of notice of resignation, the retiring Agent may, on behalf of the other Secured Parties, appoint a successor Agent which shall be a commercial bank (or Affiliate thereof) organized as a Schedule I or Schedule II bank under the Bank Act (Canada), or under the laws of the United States of America or of any state thereof, and having a combined capital and surplus of a least $1,000,000,000, or capable of complying with all of the duties of such Agent hereunder (in the opinion of the retiring Agent and as certified to the other Secured Parties in writing by such successor Agent) which, so long as there is no Specified Default, shall be reasonably satisfactory to the Borrower Representative (whose consent shall not in any event be unreasonably withheld or delayed). Upon the acceptance of any appointment as Agent by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent and the retiring Agent shall be discharged from its duties and obligations under this Agreement (other than under Section 14.16). After any retiring Agent’s resignation hereunder as such Agent, the provisions of this Article 13 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was such Agent under this Agreement.

Notwithstanding anything to the contrary contained herein, any Letter of Credit Issuer or the Swingline Lender may, upon thirty (30) days’ prior written notice to the Borrower Representative and the Lenders, resign as a Letter of Credit Issuer or the Swingline Lender, respectively; provided that on or prior to the expiration of such 30-day period with respect to such resignation, the relevant Letter of Credit Issuer or the Swingline Lender shall have identified a successor Letter of Credit Issuer or Swingline Lender reasonably acceptable to the Borrower Representative willing to accept its appointment as successor Letter of Credit Issuer or Swingline Lender, as applicable. In the event of any such resignation of a Letter of Credit Issuer or the Swingline Lender, the Borrower Representative shall be entitled to appoint from among the Lenders willing to accept such appointment a successor Letter of Credit Issuer or Swingline Lender hereunder; provided that no failure by the Borrower Representative to appoint any such successor shall affect the resignation of the relevant Letter of Credit Issuer or the Swingline Lender, as the case may be, except as expressly provided above. If a Letter of Credit Issuer resigns as a Letter of Credit Issuer, it shall retain all the rights and obligations of a Letter of Credit Issuer hereunder with respect to all Letters of Credit outstanding as of the effective date of its resignation as a Letter of Credit Issuer and all Obligations with respect thereto (including the right to require the Lenders to make Prime Rate Loans, ABR Loans, European Base Rate Loans or fund risk participations in Letters of Credit). If the Swingline Lender resigns as Swingline Lender, it shall retain all the rights of the Swingline Lender provided for hereunder with respect to Swingline Loans made by it and outstanding as of the effective date of such resignation, including the right to require the Lenders to make ABR Loans, Prime Rate Loans, European Base Rate Loans or fund risk participations in outstanding Swingline Loans.

13.8 Withholding Tax

To the extent required by any applicable law, the Administrative Agent may withhold from any payment to any Lender, the Letter of Credit Issuer and the Swingline Lender under any Credit Document an amount equivalent to any applicable withholding Tax. If the Canada Revenue Agency or Governmental Authority of any other jurisdiction asserts a claim that the Administrative Agent did not properly withhold Tax from amounts paid to or for the account of any Lender for any reason (including, because the appropriate form was not delivered, was not properly executed, or because such Lender, the Letter of Credit Issuer or the Swingline Lender, as applicable, failed to notify the Administrative Agent of a change in circumstances that rendered the exemption from, or reduction of, withholding Tax ineffective) or if the Administrative Agent reasonably determines that a payment was made to a Lender, the Letter of Credit Issuer or the Swingline Lender pursuant to this Agreement without deduction of applicable withholding Tax from such payment, such Lender, the Letter of Credit Issuer or the Swingline Lender, as applicable, shall indemnify the Administrative Agent (to the extent that the Administrative Agent has not already been reimbursed by any applicable Credit Party and without limiting the obligation, if any, of any applicable Credit Party to do so) fully for all amounts paid, directly or indirectly, by the Administrative Agent as Tax or otherwise, including penalties, additions to Tax and interest, together with all expenses incurred, including legal expenses, allocated staff costs and any out of pocket expenses. Each Lender, the Letter of Credit Issuer and the Swingline Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender, the Letter of Credit Issuer or the Swingline Lender, respectively, under this Agreement or any other Credit Document against any amount due to the Administrative Agent under this Section 13.8. The agreements in Section 13.8 shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender, the Letter of Credit Issuer or the Swingline Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all other Obligations.

13.9 Agents Under Security Documents and Guarantee

Each Secured Party hereby further authorizes the Administrative Agent, as applicable, on behalf of and for the benefit of the Secured Parties, to be the agent for and representative of the Secured Parties with respect to the Collateral and the Security Documents; provided that the Administrative Agent shall not owe any fiduciary duty, duty of loyalty, duty of care, duty of disclosure or any other obligation whatsoever to any holder of Secured Hedge Obligations. Subject to Section 14.1, without further written consent or authorization from any

Secured Party, the Administrative Agent, as applicable, may execute any documents or instruments necessary to (a) release any Lien on any property granted to or held by the Administrative Agent (or any sub-agent thereof) under any Credit Document (i) on the date that the Commitments, the Swingline Commitment and each Letter of Credit, Banker’s Acceptance and BA Equivalent Note are terminated or has been Cash Collateralized in accordance with the terms of this Agreement, the Secured Bank Product Obligations and Secured Hedge Obligations have been paid in full or other arrangements reasonably satisfactory to the applicable Lender (or its applicable Affiliate) have been made in respect thereof and the Loans and Unpaid Drawings, together with interest, Fees, and all other Obligations incurred hereunder (other than contingent obligations and Secured Cash Management Obligations), are paid in full, (ii) that is sold or to be sold or transferred as part of or in connection with any sale or other transfer permitted hereunder or under any other Credit Document to a Person that is not a Credit Party or in connection with the designation of any Restricted Subsidiary as an Unrestricted Subsidiary, (iii) if the property subject to such Lien is owned by a Credit Party, upon the release of such Credit Party from its Guarantee otherwise in accordance with the Credit Documents, (iv) as to the extent provided in the Security Documents or (v) if approved, authorized or ratified in writing in accordance with Section 14.1; (b) (i) release any Guarantor from its obligations under the Guarantee if such Person ceases to be a Restricted Subsidiary (or becomes an Excluded Subsidiary) as a result of a transaction or designation permitted hereunder or (ii) upon a Foreign Guarantor Release Event, release any Foreign Guarantor from its obligations under any applicable Guarantee and each other applicable Credit Document and to release any Lien on any property granted to or held by the Administrative Agent on any assets of the applicable Foreign Guarantor; (c) subordinate any Lien on any property granted to or held by the Administrative Agent under any Credit Document to the holder of any Lien permitted under clauses (e), (f) (solely with respect to Section 11.1(c) and Section 11.1(m)(y)), Section 11.1(h), Section11.1(i) and Section 11.1(r) (solely with respect to Liens on property referred to in the foregoing clauses) of the definition of Permitted Lien; or (d) enter into subordination or intercreditor agreements with respect to Indebtedness to the extent the Administrative Agent is otherwise contemplated herein as being a party to such intercreditor or subordination agreement, including any ABL/Term Loan Intercreditor Agreement.

13.10 Right to Realize on Collateral and Enforce Guarantee

Anything contained in any of the Credit Documents to the contrary notwithstanding, CGI Borrower, the Agents, and each Secured Party hereby agree that (i) no Secured Party shall have any right individually to realize upon any of the Collateral or to enforce the Guarantee, it being understood and agreed that all powers, rights, and remedies hereunder may be exercised solely by the Administrative Agent, on behalf of the Secured Parties in accordance with the terms hereof and all powers, rights, and remedies under the Security Documents may be exercised solely by the Administrative Agent, and (ii) in the event of a foreclosure by the Administrative Agent on any of the Collateral pursuant to a public or private sale or other disposition, the Administrative Agent or any Lender may be the purchaser or licensor of any or all of such Collateral at any such sale or other disposition and the Administrative Agent, as agent for and representative of the Secured Parties (but not any Lender or Lenders in its or their respective individual capacities unless Required Lenders shall otherwise agree in writing) shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such public sale, to use and apply any of the Obligations as a credit on account of the purchase price for any collateral payable by the Administrative Agent at such sale or other disposition. No holder of Secured Bank Product Obligations, Secured Cash Management Obligations or Secured Hedge Obligations shall have any rights in connection with the management or release of any

Collateral or of the obligations of any Credit Party under this Agreement. No holder of Secured Bank Product Obligations, Secured Cash Management Obligations or Secured Hedge Obligations that obtains the benefits of any Guarantee or any Collateral by virtue of the provisions hereof or of any other Credit Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Credit Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Credit Documents. Notwithstanding any other provision of this Agreement to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Obligations arising under Secured Hedge Agreements, Secured Bank Product Agreements and Secured Cash Management Agreements, unless the Administrative Agent has received written notice of such Obligations, together with such supporting documentation as the Administrative Agent may request, from the applicable Cash Management Bank, Bank Product Provider or Hedge Bank, as the case may be.

13.11 ABL/Term Loan Intercreditor Agreement Governs

(a) The Administrative Agent, and each Lender (a) hereby agrees that it will be bound by and will take no actions contrary to the provisions of any intercreditor agreement entered into pursuant to the terms hereof, (b) hereby authorizes and instructs the Administrative Agent to enter into each intercreditor agreement, including any ABL/Term Loan Intercreditor Agreement, entered into pursuant to the terms hereof and to subject the Liens securing the Obligations to the provisions thereof, and (c) hereby consents to the subordination of the Liens on the Collateral other than ABL Priority Collateral securing the Obligations on the terms set forth in each ABL/Term Loan Intercreditor Agreement in accordance with this Agreement. In the event of any conflict or inconsistency between the provisions of each intercreditor agreement (including any ABL/Term Loan Intercreditor Agreement) and this Agreement, the provisions of such intercreditor agreement shall control.

(b) Any ABL/Term Loan Intercreditor Agreement shall permit, among other things, (x) the incurrence of, and the joinder thereto of any collateral agent(s) representing holders of, any additional secured indebtedness permitted by the documentation governing the Permitted Term Loans and the Credit Facilities having liens with a priority corresponding to, or junior to, any of the parties thereto and (y) CGI Borrower to elect to make certain of its Subsidiaries that are organized outside of the U.S. and Canada guarantors in respect of (A) the Permitted Term Loans, but not the Credit Facility, without the consent of the Administrative Agent or any other Secured Party under the Credit Facility but subject to compliance with the provisions of this Agreement or (B) the Credit Facility, but not the Permitted Term Loans, without the consent of the Term Loan Administrative Agent in respect of, or holders of, Permitted Term Loans or any other secured party under the Permitted Term Loans.

(c) Notwithstanding anything to the contrary in this Agreement, upon the incurrence of a Permitted Term Loan by CGI Borrower and any of its Subsidiaries that is secured on a first lien basis by the Collateral other than the ABL Priority Collateral and on a junior lien basis by the ABL Priority Collateral, the ABL/Term Loan Intercreditor Agreement in respect of such Permitted Term Loan shall provide that the Obligations will be secured by the following (subject to Permitted Liens and other exceptions provided under this Agreement), other than with respect to any Guarantors pursuant to this Agreement but not in respect of the obligations under the applicable Term Loan Credit Documents (or vice versa) as provided for in Section 13.11(b): (i) a perfected first-priority security interest in the ABL Priority Collateral; (ii) a perfected junior-priority pledge of the Pledged Collateral; (iii) perfected junior-priority security interests in, and mortgages on, the PP&E Collateral and (iv) a perfected junior-priority security interest in the Other Personal Property Collateral; provided that, the Administrative Agent shall have a license allowing the use by the Administrative Agent of all Intellectual Property and customary access rights with respect to the PP&E Collateral as may be necessary for the exercise of the Administrative Agent’s rights under the Security Documents in respect of the ABL Priority Collateral, in addition to the benefit of other customary intercreditor provisions relating to access and use of all Collateral, other than ABL Priority Collateral, on terms acceptable to the Administrative Agent and the Term Loan Administrative Agent, each acting reasonably.

ARTICLE 14

MISCELLANEOUS

14.1 Amendments, Waivers, and Releases

Neither this Agreement nor any other Credit Document, nor any terms hereof or thereof, may be amended, supplemented, modified or waived except in accordance with the provisions of this Section 14.1. Except as provided to the contrary under Section 2.14, Section 2.15 or the fourth, sixth, seventh and eighth paragraph hereof, and other than with respect to any amendment, modification or waiver contemplated in clause (a)(i), clause (a)(ii), clause (a)(viii), clause (a)(ix), clause (b) or clause (c) below, which, in each case, shall only require the consent of the Lenders expressly set forth therein and not Required Lenders, the Required Lenders may, or, with the written consent of the Required Lenders, the Administrative Agent may, from time to time, (a) enter into with the relevant Credit Party or Credit Parties written amendments, supplements or modifications hereto and to the other Credit Documents for the purpose of adding any provisions to this Agreement or the other Credit Documents, for changing in any manner the rights of the Lenders or of the Credit Parties hereunder or thereunder or for any other purpose or (b) waive in writing, on such terms and conditions as the Required Lenders or the Administrative Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Credit Documents or any Default or Event of Default and its consequences; provided, however, that each such waiver and each such amendment, supplement or modification shall be effective only in the specific instance and for the specific purpose for which given; and provided, further, that no such waiver and no such amendment, supplement or modification shall:

(a)

(i) (A) increase the Commitment of any Lender, in each case without the written consent of such Lender or (B) forgive or reduce any portion of any Loan or extend the final scheduled maturity date of any Loan or reduce the stated interest rate (it being understood that only the consent of the Required Lenders shall be necessary to waive any obligation of the Borrowers to pay interest at the “default rate” or amend Section 2.8(f)), or forgive any portion thereof, or extend the date for the payment, of any interest or fee payable hereunder (other than as a result of waiving the applicability of any post-default increase in interest rates), or extend the final expiration date of any Letter of Credit beyond the L/C Facility Maturity Date, or make any Loan, interest, Fee or other amount payable in any currency other than expressly provided herein, in each case without the written consent of each Lender directly and adversely affected thereby; provided that, in each case for purposes of this clause (a)(i) or clause (b) below a waiver of any condition precedent in Article 7 or Article 8 of this Agreement, the waiver of any Default, Event of Default, default interest, mandatory prepayment or reductions, any modification, waiver or amendment to the financial definitions or financial ratios or any component thereof or the waiver of any other covenant shall not constitute a reduction or forgiveness of any portion of any Loan or in the interest rates or the fees or premiums or a postponement of any date scheduled for the payment of principal or interest or an extension of the final maturity of any Loan, the scheduled termination date of any Commitment or the final expiration date of any Letter of Credit, in each case for purposes of this clause (a)(i) or clause (b) below, or

(ii)

consent to the assignment or transfer by any Borrower of its rights and obligations under any Credit Document to which it is a party (except as permitted pursuant to Section 11.3), in each case without the written consent of each Lender directly and adversely affected thereby, or

(iii)	amend, modify or waive any provision of Article 13 without the written consent of the then-current Administrative Agent in a manner that directly and adversely affects such Person, or

(iv)

amend, modify or waive any provision of Article 3 with respect to any Letter of Credit, or any other provision hereof, without the written consent of the Letter of Credit Issuer to the extent such amendment, modification or waiver directly and adversely affects the rights and duties of the Letter of Credit Issuer, or

(v)

amend, modify or waive any provisions hereof relating to Swingline Loans without the written consent of the Swingline Lender in a manner that directly and adversely affects the rights and duties of the Swingline Lender, or

(vi)

release all or substantially all of the Guarantors under the Guarantees (except as expressly permitted by the Guarantees, any ABL/Term Loan Intercreditor Agreement any other intercreditor agreement or arrangement permitted under this Agreement or this Agreement) or release all or substantially all of the Collateral under the Security Documents (except as expressly permitted by the Security Documents, any ABL/Term Loan Intercreditor Agreement, any other intercreditor agreement or arrangement permitted under this Agreement or this Agreement) without the prior written consent of each Lender, or

(vii)

reduce the percentages specified in the definitions of the terms Required Facility Lenders, Required Lenders or Supermajority Lenders or amend, modify or waive any provision of this Section 14.1 that has the effect of decreasing the number of Lenders that must approve any amendment, modification or waiver, without the written consent of each Lender, or

(viii)

amend, waive or otherwise modify any term or provision which directly affects Lenders under one or more of a given Class of Commitments and does not directly affect Lenders under any other Credit Facilities, in each case, without the written consent of the Required Facility Lenders under such applicable Credit Facility or Credit Facilities with respect to a given Class of Commitments (and in the case of multiple Credit Facilities which are affected, such Required Facility Lenders shall consent together as one Credit Facility); provided, however, that the waivers described in this clause (viii) shall not require the consent of any Lenders other than the Required Facility Lenders under such Credit Facility or Credit Facilities, or

(ix)

amend, modify or waive the definition of the term “Borrowing Base”, or any component definition used therein (including, without limitation, the definitions of Eligible Credit Card Receivables, Eligible In-Transit Inventory, Eligible Inventory, Eligible Letter of Credit and Eligible Trade Receivables) if, as a result thereof, the amounts available to be borrowed by the Borrowers would be increased without the prior written consent of Supermajority Lenders; provided, that the foregoing shall not limit the discretion of the Administrative Agent to change, establish or eliminate any Borrowing Base Reserves or to add Accounts, Inventory and any other assets included in the Borrowing Base acquired in a Permitted Acquisition or other Investment permitted by this Agreement to the Borrowing Base as provided herein,

(b)

notwithstanding anything to the contrary in clause (a) above, (i) extend the final expiration date of any Lender’s Commitment or (ii) increase the aggregate amount of the Commitments of any Lender, in each case, without the written consent of such Lender, or

(c)

in connection with an amendment that addresses solely a repricing transaction in which any Class of Commitments and Revolving Loans in respect thereof is refinanced with a replacement Class of Commitments and Revolving Loans in respect thereof bearing (or is modified in such a manner such that the resulting Commitments and Revolving Loans in respect thereof bear) a lower “effective yield”, only the consent of the Lenders holding Commitments subject to such permitted repricing transaction that will continue as a Lender in respect of the repriced Class of Commitments and Revolving Loans in respect thereof or modified Class of Commitments and Revolving Loans in respect thereof.

Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except (x) that the Commitment of such Lender may not be increased or extended without the consent of such Lender (it being understood that any Commitments or Loans held or deemed held by any Defaulting Lender shall be excluded for a vote of the Lenders hereunder requiring any consent of the Lenders) and (y) for any such amendment, waiver or consent that treats such Defaulting Lender disproportionately from the other Lender of the same Class (other than because of its status as a Defaulting Lender).

Any such waiver and any such amendment, supplement or modification shall apply equally to each of the affected Lenders and shall be binding upon Holdings, the Borrowers, such Lenders, the Letter of Credit Issuer, the Administrative Agent, and all future holders of the affected Loans. In the case of any waiver, Holdings, the Borrowers, the Lenders, the Letter of Credit Issuer and the Administrative Agent shall be restored to their former positions and rights hereunder and under the other Credit Documents, and any Default or Event of Default waived shall be deemed to be cured and not continuing, it being understood that no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. In connection with the foregoing provisions, the Administrative Agent may, but shall have no obligations to, with the concurrence of any Lender, execute amendments, modifications, waivers or consents on behalf of such Lender.

Notwithstanding the foregoing, in addition to any credit extensions and related Joinder Agreement(s) and Extension Amendment(s) effectuated without the consent of Lenders in accordance with Section 2.14 or 2.15, as applicable, this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent, Holdings and the Borrowers (a) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Credit Documents with the Loans and the accrued interest and fees in respect thereof and (b) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders and other definitions related to such new Loans.

The Lenders hereby irrevocably agree that the Liens granted to the Administrative Agent by the Credit Parties on any Collateral shall be automatically released (i) in full, on the date that the Commitments, the Swingline Commitment and each Letter of Credit, Banker’s Acceptance and BA Equivalent Note are terminated or has been Cash Collateralized in accordance with the terms of this Agreement, the Secured Bank Product Obligations and Secured Hedge Obligations have been paid in full or other arrangements reasonably satisfactory to the applicable Lender (or its applicable Affiliate) have been made in respect thereof and the Loans and Unpaid Drawings, together with interest, Fees, and all other Obligations incurred hereunder (other than contingent obligations and Secured Cash Management Obligations), are paid in full, (ii) upon the sale or other disposition of such Collateral (including as part of or in connection with any other sale or other disposition permitted hereunder) to any Person other than another Credit Party, to the extent such sale or other disposition is made in compliance with the terms of this Agreement (and the Administrative Agent may rely conclusively on a certificate to that effect provided to it by any Credit Party upon its reasonable request without further inquiry), (iii) to the extent such Collateral is comprised of property leased to a Credit Party, upon termination or expiration of such lease, (iv) if the release of such Lien is approved, authorized or ratified in writing by the Required Lenders (or such other percentage of the Lenders whose consent may be required in accordance with this Section 14.1), (v) to the extent the property constituting such Collateral is owned by any Guarantor, upon the release of such Guarantor from its obligations under the applicable Guarantee (in accordance with the second following sentence), (vi) as required to effect any sale or other disposition of Collateral in connection with any exercise of remedies of the Administrative Agent pursuant to the Security Documents, and (vii) if such assets constitute Excluded Property or Excluded Stock and Stock Equivalents. Any such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those being released) upon (or obligations (other than those being released) of the Credit Parties in respect of) all interests retained by the Credit Parties, including the proceeds of any sale, all of which shall continue to constitute part of the Collateral except to the extent otherwise released in accordance with the provisions of the Credit Documents. Additionally, the Lenders hereby irrevocably agree that any Restricted Subsidiary that is a Guarantor shall be released from the Guarantees upon consummation of any transaction resulting in such Subsidiary ceasing to constitute a Restricted Subsidiary or upon becoming an Excluded Subsidiary or, in the case of any Foreign Guarantor, upon a Foreign Guarantor Release Event. The Lenders hereby authorize the Administrative Agent , as applicable, to, and the Administrative Agent agree to, execute and deliver any instruments, documents, and agreements necessary or desirable or reasonably requested by the Borrower Representative to evidence and confirm the release of any Guarantor or Collateral pursuant to the foregoing provisions of this paragraph, all without the further consent or joinder of any Lender.

Notwithstanding anything herein to the contrary, the Credit Documents may be amended to (i) add syndication or documentation agents and make customary changes and references related thereto and (ii) if applicable, add or modify “parallel debt” language in any jurisdiction in favor of the Administrative Agent or add collateral agents, in each case under (i) and (ii), with the consent of only the Borrower Representative and the Administrative Agent.

Notwithstanding anything in this Agreement (including, without limitation, this Section 14.1) or any other Credit Document to the contrary, (i) this Agreement and the other Credit Documents may be amended to effect an incremental facility or extension facility pursuant to Section 2.14 or Section 2.15 (and the Administrative Agent and the Borrower Representative may effect such amendments to this Agreement and the other Credit Documents without the consent of any other party as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower Representative, to effect the terms of any such incremental facility or extension facility); (ii) no Lender consent is required to effect any amendment or supplement to any ABL/Term Loan Intercreditor Agreement or other intercreditor agreement or arrangement permitted under this Agreement that is for the purpose of adding the holders of any Indebtedness as expressly contemplated by the terms of such ABL/Term Loan Intercreditor Agreement or such other intercreditor agreement or arrangement permitted under this Agreement, as applicable (it being understood that any such amendment or supplement may make such other changes to the applicable intercreditor agreement as, in the good faith determination of the Administrative Agent, are required to effectuate the foregoing; provided that such other changes are not adverse, in any material respect, to the interests of the Lenders taken as a whole); provided, further, that no such agreement shall amend, modify or otherwise directly and adversely affect the rights or duties of the Administrative Agent hereunder or under any other Credit Document without the prior written consent of the Administrative Agent; (iii) any provision of this Agreement or any other Credit Document (including, for the avoidance of doubt, any exhibit, schedule or other attachment to any Credit Document) may be amended by an agreement in writing entered into by the Borrower Representative and the Administrative Agent to (x) cure any ambiguity, omission, mistake, defect or inconsistency (as reasonably determined by the Administrative Agent and the Borrower Representative) and (y) to effect administrative changes of a technical or immaterial nature (including to effect changes to the terms and conditions applicable solely to the Letter of Credit Issuer in respect of issuances of Letters of Credit) and such amendment shall become effective without any further action or consent of any other party to any Credit Document, with notification of such amendment made by the Administrative Agent to the Lenders promptly upon such amendment becoming effective; and (iv) guarantees, collateral documents and related documents executed by Credit Parties in connection with this Agreement may be in a form reasonably determined by the Administrative Agent and may be, together with any other Credit Document, entered into, amended, supplemented or waived, without the consent of any other Person, by the applicable Credit Party or Credit Parties and the Administrative Agent in its or their respective sole discretion, to (A) effect the granting, perfection, protection, expansion or enhancement of any security interest in any Collateral or additional property to become Collateral for the benefit of the Secured Parties, (B) as required by local law or advice of counsel to give effect to, or protect any security interest for the benefit of the Secured Parties, in any property or so that the security interests therein comply with applicable Requirements of Law, or (C) to cure ambiguities, omissions, mistakes or defects (as reasonably determined by the Administrative Agent and the Borrower Representative) or to cause such guarantee, collateral security document or other document to be consistent with this Agreement and the other Credit Documents.

Notwithstanding anything in this Agreement or any Security Document to the contrary, the Administrative Agent may, in its sole discretion, grant extensions of time for the satisfaction of any of the requirements under Sections 10.11, 10.12 and 10.14 or any Security Documents in respect of any particular Collateral or any particular Subsidiary if it determines that the satisfaction thereof with respect to such Collateral or such Subsidiary cannot be accomplished without undue expense or unreasonable effort or due to factors beyond the control of Holdings, CGI Borrower and the Restricted Subsidiaries by the time or times at which it would otherwise be required to be satisfied under this Agreement or any Security Document.

In addition, notwithstanding the foregoing, this Agreement may be amended, supplemented or modified with the written consent of the Administrative Agent and the Borrower Representative in a manner not materially adverse to any Lender.

14.2 Notices

Unless otherwise expressly provided herein, all notices and other communications provided for hereunder or under any other Credit Document shall be in writing (including by facsimile or other electronic transmission). All such written notices shall be mailed, faxed or delivered to the applicable address, facsimile number or electronic mail address, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(a)

if to Holdings, any Borrower, the Administrative Agent, the Letter of Credit Issuer or the Swingline Lender, to the address, facsimile number, electronic mail address or telephone number specified for such Person on Schedule 14.2 or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a notice to the other parties; and

(b)

if to any other Lender, to the address, facsimile number, electronic mail address or telephone number specified in its Administrative Questionnaire or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a notice to Holdings and the Borrower Representative, the Administrative Agent, the Letter of Credit Issuer and the Swingline Lender.

All such notices and other communications shall be deemed to be given or made upon the earlier to occur of (i) actual receipt by the relevant party hereto and (ii) (A) if delivered by hand or by courier, when signed for by or on behalf of the relevant party hereto; (B) if delivered by mail, three (3) Business Days after deposit in the mails, postage prepaid; (C) if delivered by facsimile, when sent and receipt has been confirmed by telephone; and (D) if delivered by electronic mail, when delivered; provided that notices and other communications to the Administrative Agent or the Lenders pursuant to Sections 2.3, 2.6, 2.9, 4.2 and 6.1 shall not be effective until received.

14.3 No Waiver; Cumulative Remedies

No failure to exercise and no delay in exercising, on the part of the Administrative Agent, or any Lender, any right, remedy, power or privilege hereunder or under the other Credit Documents shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers, and privileges provided by law.

14.4 Survival of Representations and Warranties

All representations and warranties made hereunder, in the other Credit Documents and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of the Loans hereunder.

14.5 Payment of Expenses; Indemnification

Each of Holdings and each Borrower severally agrees (a) to pay or reimburse the Agents for all their reasonable and documented out-of-pocket costs and expenses incurred in connection with the preparation and execution and delivery of, and any amendment, supplement, waiver or modification to, this Agreement and the other Credit Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby (limited (i) in the case of legal fees and expenses, to the reasonable documented fees, disbursements and other charges of Davies Ward Phillips & Vineberg LLP, as counsel to the Agents and, if reasonably necessary, of a single firm of local counsel in each applicable material jurisdiction, other than allocated costs of in-house counsel, and (ii) in the case of fees and expenses related to any other advisor or consultant, to the extent the Borrower Representative has consented to the retention or engagement of such Person), (b) to pay or reimburse each Agent for all its reasonable and documented out-of-pocket costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement, the other Credit Documents and any other documents delivered in connection herewith or therewith upon the occurrence and during the continuance of an Event of Default (limited, in the case of legal fees and expenses to the reasonable documented fees, disbursements and other charges of Davies Ward Phillips & Vineberg LLP, as counsel to the Agents and, if reasonably necessary, of a single firm of local counsel in each applicable material jurisdiction, other than allocated costs of in-house counsel), (c) to pay, indemnify, and hold harmless each Lender and Agent from, any and all recording and filing fees, and (d) to pay, indemnify, and hold harmless each Lender and Agent and their respective Affiliates (other than Excluded Affiliates), directors, officers, members, controlling persons, employees, trustees, investment advisors, and agents and successors of the foregoing (excluding any Excluded Affiliate, the “Indemnified Persons”) from and against any and all actual losses, damages, claims, expenses or liabilities of any kind or nature whatsoever (limited (i) in the case of legal fees and expenses, to the reasonable and documented fees, disbursements, and other charges of one primary counsel and, if reasonably necessary, one local counsel in each applicable material jurisdiction for all such Indemnified Persons (taken as a whole) and, if there is a conflict of interest, one additional counsel for the affected Indemnified Persons similarly situated (taken as a whole), in each case, other than allocated costs of in-house counsel, and (ii) in the case of fees and expenses related to any other advisor or consultant, to the extent the Borrower Representative has consented to the retention or engagement of such Person in writing), in each case to the extent arising out of or relating to any claim, litigation, investigation or other proceeding (including any investigation or inquiry related to the foregoing), regardless whether any such Indemnified Person is a party thereto, that is related to the execution, delivery, enforcement, performance, and administration of this Agreement, the other Credit Documents and other documents delivered in connection herewith or therewith, including, without limitation, any of the foregoing relating to the violation of, noncompliance with or liability under, any Environmental Law, in each case, applicable to Holdings or any of its Subsidiaries or to any actual or alleged presence, Release or threatened Release of Hazardous Materials involving or attributable to Holdings or any of its Subsidiaries (all the foregoing in this clause (d), collectively, the “Indemnified Liabilities”); provided that

Holdings and the Borrowers shall have no obligation hereunder to any Indemnified Person with respect to Indemnified Liabilities (i) resulting from disputes between and among any Indemnified Persons (other than any claims against the Administrative Agent or the Joint Lead Arrangers and Bookrunners in their capacity as such, subject to the immediately succeeding clause (ii)) or (ii) to the extent it has been determined by a final non-appealable judgment of a court of competent jurisdiction to have resulted from (x) the gross negligence, bad faith or willful misconduct of such Indemnified Person (or any of such Indemnified Person’s Affiliates or any of its or their respective officers, directors, employees, agents, controlling persons, members or the successors of any of the foregoing) and (y) a material breach of any Credit Document by such Indemnified Person (or any of such Indemnified Person’s Affiliates or any of its or their respective officers, directors, employees, agents, controlling persons, members or the successors of any of the foregoing). No Person entitled to indemnification under Section 14.5(d) and no other Person party to this Agreement shall be liable (i) for any damages to any other Indemnified Person or party hereto arising from the use by others of any information or other materials obtained through IntraLinks or other similar information transmission systems in connection with this Agreement except to the extent that such damage resulted from willful misconduct or gross negligence of such Indemnified Person such other Person or any of such Indemnified Person’s or such other Person’s Affiliates or any of its or their respective officers, directors, employees, agents, controlling persons, members or the successors of any of the foregoing or (ii) for any special, punitive, indirect or consequential damages relating to this Agreement or any other Credit Document or arising out of its activities in connection herewith or therewith (whether before or after the Closing Date); provided, that this clause (ii) shall not limit Holdings’ or the Borrowers’ indemnity or reimbursement obligations to the extent such special, punitive, indirect or consequential damages are included in any claim by a third party with respect to which the applicable Indemnified Person is entitled to indemnification in accordance with Section 14.5(d). In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 14.5 applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any Credit Party, its directors, stockholders or creditors or any other Person, whether or not any Indemnified Person is otherwise a party thereto. All amounts due under this Section 14.5 shall be paid within thirty (30) days after written demand therefor (together with backup documentation supporting such reimbursement request); provided, however, that an Indemnified Person shall promptly refund any amount to the extent that there is a final judicial or arbitral determination that such Indemnified Person was not entitled to indemnification rights with respect to such payment pursuant to this Section 14.5.

Holdings, CGI Borrower, and their respective Subsidiaries shall not be liable for any settlement of any proceeding effected without the Borrower Representative’s written consent (which consent shall not be unreasonably withheld or delayed), but if settled with the Borrower Representative’s written consent or if there is a final and non-appealable judgment by a court of competent jurisdiction for the plaintiff in any such proceeding, Holdings and the Borrowers agree to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities, and reasonable and documented legal or other out-of-pocket expenses by reason of such settlement or judgment in accordance with, and to the extent provided in, the other provisions of this Section 14.5.

Holdings, the Borrowers and their respective Subsidiaries shall not, without the prior written consent of any Indemnified Person (which consent shall not be unreasonably withheld or delayed), effect any settlement of any pending or threatened proceedings in respect of which indemnity could have been sought hereunder by such Indemnified Person unless such settlement (i) includes an unconditional release of such Indemnified Person in form and substance reasonably satisfactory to such Indemnified Person from all liability or claims that are the subject matter of such proceedings and (ii) does not include any statement as to or any admission of fault, culpability, wrongdoing or a failure to act by or on behalf of any Indemnified Person.

Each Indemnified Person, by its acceptance of the benefits of this Section 14.5, agrees to refund and return any and all amounts paid by Holdings and the Borrowers to it if, pursuant to limitations on indemnification set forth in this Section 14.5, such Indemnified Person was not entitled to receipt of such amounts.

The agreements in this Section 14.5 shall survive repayment of the Loans and all other amounts payable hereunder. This Section 14.5 shall not apply with respect to Taxes, other than any Taxes that represent liabilities, obligations, losses, damages, penalties, judgments, costs, expenses, or disbursements, etc., arising from any non-Tax claim.

14.6 Successors and Assigns; Participations and Assignments

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) except as expressly permitted by Section 11.3, no Borrower may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender (and any attempted assignment or transfer by any Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section 14.6. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants (to the extent provided in clause (c) of this Section 14.6) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Letter of Credit Issuer and the Lenders and each other Person entitled to indemnification under Section 14.5) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) (i) Subject to the conditions set forth in clause (b)(ii) below and Section 14.7, any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments of any Class and the Loans (including participations in L/C Obligations or Swingline Loans) of any Class at the time owing to it) with the prior written consent (such consent not be unreasonably withheld or delayed; it being understood that, without limitation, the Borrower Representative shall have the right to withhold or delay its consent to any assignment if, (A) in order for such assignment to comply with applicable law, any Borrower would be required to obtain the consent of, or make any filing or registration with, any Governmental Authority or (B) if, following an assignment, the Non-Bank Rules would be violated) of:

(A)

the Borrower Representative; provided that no consent of the Borrower Representative shall be required for an assignment of Loans or Commitments to any assignee if an Event of Default under Section 12.1 or Section 12.5 (with respect to CGI Borrower) has occurred and is continuing; and

(B)

the Administrative Agent, the Swingline Lender and the Letter of Credit Issuer; provided that no consent of the Administrative Agent, the Swingline Lender and the Letter of Credit Issuer shall be required for an assignment of any Commitments and Revolving Loans to a Lender or an Affiliate of a Lender or an Approved Fund.

Notwithstanding the foregoing, no such assignment shall be made to a natural Person, Excluded Affiliate, Disqualified Lender, Defaulting Lender, Holdings, CGI Borrower or any of their Subsidiaries, the Sponsor or any Affiliate of the Sponsor (excluding any Bona Fide Debt Fund); provided that the Administrative Agent shall not disclose, verbally or in writing, the list of entities that are Disqualified Lenders; provided, further, that the Administrative Agent may confirm, verbally upon request of any Lender, whether any potential assignee is a Disqualified Lender (provided such Lender agrees to keep such identity confidential). For the avoidance of doubt, and notwithstanding the foregoing provisions, the Administrative Agent shall bear no responsibility or liability for monitoring and enforcing the list of Persons who are Disqualified Lenders at any time.

(ii)	Assignments shall be subject to the following additional conditions:

(A)

except in the case of an assignment to a Lender, an Affiliate or branch of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loans of any Class, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 in the case of Commitments, unless each of the Borrower Representative and the Administrative Agent otherwise consents (which consents shall not be unreasonably withheld or delayed); provided that no such consent of the Borrower Representative shall be required if an Event of Default under Section 12.1 or Section 12.5 has occurred and is continuing; provided, further, that contemporaneous assignments by a Lender and its Affiliates or Approved Funds shall be aggregated for purposes of meeting the minimum assignment amount requirements stated above (and simultaneous assignments to or by two or more Related Funds shall be treated as one assignment), if any;

(B)

each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement; provided that this clause shall not be construed to prohibit the assignment of a proportionate part of all the assigning Lender’s rights and obligations in respect of one Class of Commitments or Loans;

(C)

the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance via an electronic settlement system or other method reasonably acceptable to the Administrative Agent, together with a processing and recordation fee in the amount of $3,500; provided that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment; provided, further, that such recordation fee shall not be payable in the case of assignments by any Affiliate of the Joint Lead Arrangers and Bookrunners; and

(D)

the assignee, if it was not a Lender prior to such assignment, shall deliver to the Administrative Agent an administrative questionnaire in a form approved by the Administrative Agent and the Borrower Representative (the “Administrative Questionnaire”) and applicable tax forms (as required under Section 6.4(e)).

(iii)

Subject to acceptance and recording thereof pursuant to clause (b)(iv) of this Section 14.6, from and after the effective date specified in each Assignment and Acceptance, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.10, 2.11, 3.5, 6.4 and 14.5). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 14.6 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with clause (c) of this Section 14.6. For the avoidance of doubt, in case of an assignment to a new Lender pursuant to this Section 14.6, (i) the Administrative Agent, the new Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the new Lender been an original Lender signatory to this Agreement with the rights and/or obligations acquired or assumed by it as a result of the assignment and to the extent of the assignment the assigning Lender shall each be released from further obligations under the Credit Documents and (ii) the benefit of each Security Document shall be maintained in favor of the new Lender.

(iv)

The Administrative Agent, acting solely for this purpose as an agent for the Borrower, shall maintain at the Administrative Agent’s Office a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amount of the Loans (and stated interest amounts) owing to each Lender, and any payment made by the Letter of Credit Issuer under any Letter of Credit, pursuant to the terms hereof from time to time (the “Register”). Further, the Register shall contain the name and address of the Administrative Agent and the lending office through which each such Person acts under this Agreement. The entries in the Register shall be conclusive, absent manifest error, and the Borrowers, the Administrative Agent, the Letter of Credit Issuer and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower Representative, the Letter of Credit Issuer, the Administrative Agent and its Affiliates and, with respect to itself, any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v)

Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire and applicable tax forms (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in Section 14.6(b)(ii)(C)and any written consent to such assignment required by Section 14.6(b), the Administrative Agent shall promptly accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment, whether or not evidenced by a promissory note, shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this clause (b)(v).

(c) (i) Any Lender may, without the consent of the Borrower Representative or the Administrative Agent, the Letter of Credit Issuer or the Swingline Lender sell participations to one or more banks or other entities (other than (x) Holdings and its Subsidiaries, (y) any Disqualified Lender and (z) the Sponsor and any Affiliate of the Sponsor (other than Bona Fide Debt Funds); provided, however, that, notwithstanding clause (y) hereof, participations may be sold to Disqualified Lenders unless a list of Disqualified Lenders has been made available to all Lenders who so request) (each, a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans owing to it); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (including in the case of bankruptcy of or similar event of such Lender), (C) the Borrower Representative, the Administrative Agent, the Letter of Credit Issuer and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and (D) the Participant will under no circumstances be subrogated to, or substituted in respect of, the Lender’s claims under this Agreement or have otherwise any contractual relationship with, or rights against, any Borrower under or in relation to this Agreement. For the avoidance of doubt, the Administrative Agent shall bear no responsibility or liability for monitoring and enforcing the list of Disqualified Lenders with respect to the sales of participations thereto at any time. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement or any other Credit Document; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in clauses (i) and (vi) of the second proviso to Section 14.1 that affects such Participant. Subject to clause (c)(ii) of this Section 14.6, each Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.10, 2.11, 3.5 and 6.4 to the same extent as if it were a Lender (subject to the limitations and requirements of those Sections as though it were a Lender and had acquired its interest by assignment pursuant to clause (b) of this Section 14.6, including the requirements of clause (e) of Section 6.4) (it being agreed that any documentation required under Section 6.4(e) shall be provided to the participating Lender). To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 14.8(b) as though it were a Lender; provided such Participant shall be subject to Section 14.8(a) as though it were a Lender. Notwithstanding the prior sentence, a Participant shall not be entitled to receive any greater payment under Section 2.10, 2.11, 3.5 or 6.4 than the Lender selling the participation would have been entitled to receive.

(ii)

A Participant shall not be entitled to receive any greater payment under Section 2.10, 2.11, 3.5 or 6.4 than the applicable Lender would have been entitled to receive absent the sale of such the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower Representative’s prior written consent (which consent may be withheld in its sole discretion). Each Lender that sells a participation shall maintain a register on which it enters the name and address of each participant and the principal amounts (and stated interest amounts) of each Participant’s interest in the Loans or other obligations under this Agreement (the “Participant Register”). The entries in the Participant Register shall be conclusive, absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. No Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Credit Document).

(d) Any Lender may, without the consent of the Borrower Representative or the Administrative Agent, at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to its central bank, including the Bank of Canada or a Federal Reserve Bank, and this Section 14.6 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(e) Subject to Section 14.16, the Borrower Representative authorizes each Lender to disclose to any Participant, secured creditor of such Lender or assignee (each, a “Transferee”) and any prospective Transferee any and all financial information in such Lender’s possession concerning the Borrowers and their Affiliates that has been delivered to such Lender by or on behalf of the Borrowers and their Affiliates pursuant to this Agreement or that has been delivered to such Lender by or on behalf of the Borrowers and their Affiliates in connection with such Lender’s credit evaluation of the Borrowers and their Affiliates prior to becoming a party to this Agreement.

(f) The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Acceptance shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

(g) SPV Lender. Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle (an “SPV”), identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrower Representative, the option to provide to the Borrowers all or any part of any Loan that such Granting Lender would otherwise be obligated to make the Borrowers pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPV to make any Loan and (ii) if an SPV elects not to exercise such option or otherwise fails to provide all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof. The making of a Loan by an SPV hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. Each party hereto hereby agrees that no SPV shall be liable for any indemnity or similar payment obligation under this Agreement (all liability for which shall remain with the Granting Lender). In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior indebtedness of any SPV, it shall not institute against, or join any other Person in instituting against, such SPV any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings under any Insolvency Laws. In addition, notwithstanding anything to the contrary contained in this Section 14.6, any SPV may (i) with notice to, but without the prior written consent of, the Borrower Representative and the Administrative Agent and without paying any processing fee therefor, assign all or a portion of its interests in any Loans to the Granting Lender or to any financial institutions (consented to by the Borrower Representative and the Administrative Agent) other than a Disqualified Lender providing liquidity and/or credit support to or for the account of such SPV to support the funding or maintenance of Loans and (ii) subject to Section 14.16, disclose on a confidential basis any non-public information relating to its Loans to any rating agency, commercial paper dealer or provider of any surety, guarantee or credit or liquidity enhancement to such SPV. This Section 14.6(g) may not be amended without the written consent of the SPV. Notwithstanding anything to the contrary in this Agreement but subject to the following sentence, each SPV shall be entitled to the benefits of Sections 2.10, 2.11, 3.5 and 6.4 to the same extent as if it were a Lender (subject to the limitations and requirements of those Sections as though it were a Lender and had acquired its interest by assignment pursuant to clause (b) of this Section 14.6, including the requirements of clause (e) of Section 6.4 (it being agreed that any documentation required under Section 6.4(e) shall be provided to the Granting Lender)). Notwithstanding the prior sentence, an SPV shall not be entitled to receive any greater payment under Section 2.10, 2.11, 3.5 or 6.4 than its Granting Lender would have been entitled to receive absent the grant to such SPV, unless such grant to such SPV is made with the Borrower Representative’s prior written consent (which consent shall not be unreasonably withheld). If a Granting Lender grants an option to an SPV as described herein and such grant is not reflected in the Register, the Granting Lender shall maintain a separate register on which it records the name and address of each SPV and the principal amounts (and related interest) of each SPV’s interest with respect to the Loans, Commitments or other interests hereunder, which entries shall be conclusive absent manifest error; provided, further, that no Lender shall have any obligation to disclose any portion of such register to any Person except to the extent disclosure is necessary to establish that the Loans, Commitments or other interests hereunder are in registered form for United States federal income tax purposes (or as is otherwise required by law).

14.7 Replacements of Lenders Under Certain Circumstances

(a) The Borrowers shall be permitted to (x) replace any Lender or (y) terminate the Commitment of such Lender or Letter of Credit Issuer, as the case may be, and (1) in the case of a Lender (other than the Letter of Credit Issuer), repay all Obligations of the Borrowers due and owing to such Lender relating to the Loans and participations held by such Lender as of such termination date and (2) in the case of the Letter of Credit Issuer, repay all Obligations of the Borrowers owing to such Letter of Credit Issuer relating to the Loans and participations held by the Letter of Credit Issuer as of such termination date and cancel or Cash Collateralize any Letters of Credit issued by it that (I) requests reimbursement for amounts owing pursuant to Section 2.10, 3.5 or 6.4, (II) is affected in the manner described in Section 2.10(a)(iii) and as a result thereof any of the actions described in such Section is required to be taken, (III) becomes a Defaulting Lender or (IV) refuses to make an Extension Election pursuant to Section 2.15, with a replacement bank, other financial institution or other Person (other than a natural Person); provided that, solely in the case of the foregoing clause (x), (i) such replacement does not conflict with any Requirement of Law, (ii) the Borrowers shall repay (or the replacement bank, other financial institution or other Person (other than a natural Person) shall purchase, at par) all Loans and other amounts pursuant to Section 2.10, 2.11, 3.5 or 6.4, as the case may be, owing to such replaced Lender (in respect of any applicable Credit Facility only, at the election of the Borrower Representative) prior to the date of replacement, (iii) the replacement bank, other financial institution or other Person (other than a natural Person), if not already a Lender, an Affiliate of a Lender or an Approved Fund, and the terms and conditions of such replacement, shall be reasonably satisfactory to the Administrative Agent, (iv) the replacement bank, other financial institution or other Person (other than a natural Person), if not already a Lender shall be subject to the provisions of Section 14.6(b), (v) the replaced Lender shall be obligated to make such replacement in accordance with the provisions of Section 14.6 (provided that unless otherwise agreed the Borrowers shall be obligated to pay the registration and processing fee referred to therein), and (vi) any such replacement shall not be deemed to be a waiver of any rights that the Borrowers, the Administrative Agent or any other Lender shall have against the replaced Lender.

(b) If any Lender (such Lender, a “Non-Consenting Lender”) has failed to consent to a proposed amendment, waiver, discharge or termination that pursuant to the terms of Section 14.1 requires the consent of either (i) all of the Lenders of the applicable Class directly and adversely affected or (ii) all of the Lenders of the applicable Class, and, in each case, with respect to which the Required Lenders (or Required Facility Lenders in respect of the applicable Class) shall have granted their consent, then, the Borrowers shall have the right (unless such Non-Consenting Lender grants such consent) to (x) replace such Non-Consenting Lender by requiring such Non-Consenting Lender to assign its Loans and its Commitments hereunder (in respect of any applicable Class only, at the election of the Borrower Representative) to one or more assignees reasonably acceptable to the Administrative Agent (to the extent such consent would be required under Section 14.6) or (y) terminate the Commitment of such Lender and repay all Obligations of the Borrowers due and owing to such Lender relating to the Loans and participations held by such Lender as of such termination date, and, in the case of the Letter of Credit Issuer only, repay all Obligations of the Borrowers owing to such Letter of Credit Issuer relating to the Loans and participations held by the Letter of Credit Issuer as of such termination date and cancel or Cash Collateralize any Letters of Credit issued by it; provided that (I) all Obligations hereunder of the Borrowers owing to such Non-Consenting Lender being replaced shall be paid in full to such Non-Consenting Lender concurrently with such assignment including any amounts that such Lender is owed pursuant to Section 2.11, and (II) the replacement Lender shall purchase the foregoing by paying to such Non-Consenting Lender a price equal to the principal amount thereof plus accrued and unpaid interest thereon. In connection with any such assignment, the Borrowers, the Administrative Agent, such Non-Consenting Lender and the replacement Lender shall otherwise comply with Section 14.6.

14.8 Adjustments; Set-off

(a) Except as contemplated in Section 14.6 or elsewhere herein, if any Lender (a “Benefited Lender”) shall at any time receive any payment of all or part of its Loans, or interest thereon, or receive any collateral in respect thereof as part of the exercise of remedies under this Agreement or any other Credit Document (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 12.5, or otherwise), in a greater proportion than any such payment to or such collateral received by any other Lender, if any, in respect of such other Lender’s Loans, or interest thereon, such Benefited Lender shall purchase for cash from the other Lenders a participating interest in such portion of each such other Lender’s Loan, or shall provide such other Lenders with the benefits of any such collateral, or the proceeds thereof, as shall be necessary to cause such Benefited Lender to share the excess payment or benefits of such collateral or proceeds ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefited Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest.

(b) After the occurrence and during the continuance of an Event of Default, in addition to any rights and remedies of the Lenders provided by law, each Lender shall have the right, without prior notice to the Credit Parties but with the prior consent of the Administrative Agent, any such notice being expressly waived by the Credit Parties to the extent permitted by applicable law, upon any amount becoming due and payable by the Credit Parties hereunder (whether at the stated maturity, by acceleration or otherwise) to set-off and appropriate and apply against such amount any and all deposits (general or special, time or demand, provisional or final) (other than payroll, trust, tax, fiduciary, and petty cash accounts), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender or any branch or agency thereof to or for the credit or the account of the Credit Parties. Each Lender agrees promptly to notify the Credit Parties and the Administrative Agent after any such set-off and application made by such Lender; provided that the failure to give such notice shall not affect the validity of such set-off and application.

14.9 Counterparts

This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by facsimile or other electronic transmission), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. A set of the copies of this Agreement signed by all the parties shall be lodged with the Borrower Representative and the Administrative Agent.

14.10 Severability

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14.11 Integration

This Agreement and the other Credit Documents represent the agreement of Holdings, the Borrowers, the Administrative Agent, the Letter of Credit Issuer and the Lenders with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by Holdings, the Borrowers, the Administrative Agent, the Letter of Credit Issuer nor any Lender relative to subject matter hereof not expressly set forth or referred to herein or in the other Credit Documents.

14.12 Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

14.13 Submission to Jurisdiction; Waivers

Each party hereto irrevocably and unconditionally:

(a)

submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the Province of Ontario, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Credit Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Credit Document shall affect any right that any party hereto or thereto may otherwise have to bring any action or proceeding relating to this Agreement or any other Credit Document against any party hereto or thereto or its properties in the courts of any jurisdiction.

(b)

waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Credit Document in any court referred to in this Section 14.3. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court;

(c)

agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Person at its address set forth on Schedule 14.2 at such other address of which the Administrative Agent shall have been notified pursuant to Section 14.2;

(d)

agrees that nothing herein shall affect the right of the Administrative Agent, any Lender or another Secured Party to effect service of process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against Holdings or any Borrower or any other Credit Party in any other jurisdiction; and

(e)

waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section 14.3 any special, exemplary, punitive or consequential damages.

14.14 Acknowledgments

Holdings and each Borrower hereby acknowledge (on behalf of itself and the other Credit Parties) that:

(a)	it has been advised by counsel in the negotiation, execution, and delivery of this Agreement and the other Credit Documents;

(b)

(i) the credit facilities provided for hereunder and any related arranging or other services in connection therewith (including in connection with any amendment, waiver or other modification hereof or of any other Credit Document) are an arm’s-length commercial transaction between the Borrowers and the other Credit Parties, on the one hand, and the Administrative Agent, the Lenders and the other Agents on the other hand, and the Borrowers and the other Credit Parties are capable of evaluating and understanding and understand and accept the terms, risks and conditions of the transactions contemplated hereby and by the other Credit Documents (including any amendment, waiver or other modification hereof or thereof);

(ii)

in connection with the process leading to such transaction, each of the Administrative Agent and the other Agents, is and has been acting solely as a principal and is not the financial advisor, agent or fiduciary for the Borrowers, any other Credit Parties or any of their respective Affiliates, stockholders, creditors or employees, or any other Person;

(iii)

neither the Administrative Agent nor any other Agent has assumed or will assume an advisory, agency or fiduciary responsibility in favor of the Borrowers or any other Credit Party with respect to any of the transactions contemplated hereby or the process leading thereto, including with respect to any amendment, waiver or other modification hereof or of any other Credit Document (irrespective of whether the Administrative Agent or other Agent has advised or is currently advising the Borrowers, the other Credit Parties or their respective Affiliates on other matters) and neither the Administrative Agent or other Agent has any obligation to the Borrowers, the other Credit Parties or their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Credit Documents;

(iv)

the Administrative Agent, each other Agent and each Affiliate of the foregoing may be engaged in a broad range of transactions that involve interests that differ from those of the Borrowers and their Affiliates, and neither the Administrative Agent nor any other Agent has any obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and

(v)

neither the Administrative Agent nor any other Agent has provided and none will provide any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby (including any amendment, waiver or other modification hereof or of any other Credit Document) and the Borrowers have consulted their own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate. Each Borrower hereby waives and releases, to the fullest extent permitted by law, any claims that it may have against the Administrative Agent or any other Agent with respect to any breach or alleged breach of agency or fiduciary duty; and

(c)

no joint venture is created hereby or by the other Credit Documents or otherwise exists by virtue of the transactions contemplated hereby among the Lenders or among the Borrowers, on the one hand, and any Lender, on the other hand.

14.15 WAIVERS OF JURY TRIAL

EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVE (TO THE EXTENT PERMITTED BY APPLICABLE LAW) TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

14.16 Confidentiality

The Administrative Agent, each other Agent, the Letter of Credit Issuer and each Lender (collectively, the “Restricted Persons” and, each a “Restricted Person”) shall treat confidentially all non-public information provided to any Restricted Person by or on behalf of any Credit Party hereunder in connection with such Restricted Person’s evaluation of whether to become a Lender or Letter of Credit Issuer, as applicable, hereunder or obtained by such Restricted Person pursuant to the requirements of this Agreement (“Confidential Information”) and shall not publish, disclose or otherwise divulge such Confidential Information; provided that nothing herein shall prevent any Restricted Person from disclosing any such Confidential Information (a) pursuant to the order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule or regulation or compulsory legal process (in which case such Restricted Person agrees (except with respect to any routine or ordinary course audit or examination conducted by bank accountants or any governmental or bank regulatory authority exercising examination or regulatory authority), to the extent practicable and not prohibited by applicable law, rule or regulation, to inform the Borrower Representative promptly thereof prior to disclosure), (b) upon the request or demand of any regulatory authority having jurisdiction over such Restricted Person or any of its Affiliates (in which case such Restricted Person agrees (except with respect to any routine or ordinary course audit or examination conducted by bank accountants or any governmental or bank regulatory authority exercising examination or regulatory authority) to the extent practicable and not prohibited by applicable law, rule or regulation, to inform the Borrower Representative promptly thereof prior to disclosure), (c) to the extent that such Confidential Information becomes publicly available other than by reason of improper disclosure by such Restricted Person or any of its Affiliates or any Related Parties thereto in violation of any confidentiality obligations owing under this Section 14.16, (d) to the extent that such Confidential

Information is received by such Restricted Person from a third party that is not, to such Restricted Person’s knowledge, subject to confidentiality obligations owing to any Credit Party or any of their respective Subsidiaries or Affiliates, (e) to the extent that such Confidential Information was already in our possession prior to any duty or other undertaking of confidentiality or is independently developed by the Restricted Persons without the use of such Confidential Information, (f) to such Restricted Person’s Affiliates and to its and their respective officers, directors, partners, employees, legal counsel, independent auditors, and other experts or agents who need to know such Confidential Information in connection with providing the Loans or action as an Agent hereunder and who are informed of the confidential nature of such Confidential Information and who are subject to customary confidentiality obligations of professional practice or who agree to be bound by the terms of this Section 14.16 (or confidentiality provisions at least as restrictive as those set forth in this Section 14.16) (with each such Restricted Person, to the extent within its control, responsible for such person’s compliance with this paragraph), (g) to potential or prospective Lenders, hedge providers, participants or assignees, in each case who agree (pursuant to customary syndication practice) to be bound by the terms of this Section 14.16 (or confidentiality provisions at least as restrictive as those set forth in this Section 14.16); provided that (i) the disclosure of any such Confidential Information to any Lenders, hedge providers or prospective Lenders, hedge providers or participants or prospective participants referred to above shall be made subject to the acknowledgment and acceptance by such Lender, hedge provider or prospective Lender or participant or prospective participant that such Confidential Information is being disseminated on a confidential basis (on substantially the terms set forth in this Section 14.16 or confidentiality provisions at least as restrictive as those set forth in this Section 14.16) in accordance with the standard syndication processes of such Restricted Person or customary market standards for dissemination of such type of information, which shall in any event require “click through” or other affirmative actions on the part of recipient to access such Confidential Information and (ii) no such disclosure shall be made by such Restricted Person to any person that is at such time a Disqualified Lender, (h) for purposes of establishing a “due diligence” defense, or (i) to rating agencies in connection with obtaining ratings for any Borrower and the Credit Facilities to the extent such rating agencies are subject to customary confidentiality obligations of professional practice or agree to be bound by the terms of this Section 14.16 (or confidentiality provisions at least as restrictive as those set forth in this Section 14.16). Notwithstanding the foregoing, (i) Confidential Information shall not include, with respect to any Person, information available to it or its Affiliates on a non-confidential basis from a source other than Holdings, its Subsidiaries or their respective Affiliates, (ii) the Administrative Agent shall not be responsible for compliance with this Section 14.16 by any other Restricted Person (other than its officers, directors or employees), (iii) in no event shall any Lender, the Letter of Credit Issuer, the Administrative Agent or any other Agent be obligated or required to return any materials furnished by Holdings or any of its Subsidiaries, and (iv) each Agent, the Letter of Credit Issuer and each Lender may disclose the existence of this Agreement and the information about this Agreement to market data collectors, similar services providers to the lending industry, and service providers to the Agents, the Letter of Credit Issuer and the Lenders in connection with the administration and management of this Agreement and the other Credit Documents.

14.17 Direct Website Communications

Each of Holdings and the Borrowers may, at its option, provide to the Administrative Agent any information, documents and other materials that it is obligated to furnish to the Administrative Agent pursuant to the Credit Documents, including, without limitation, all notices, requests, financial statements, financial, and other reports, certificates, and other information materials, but, unless otherwise agreed by the Administrative Agent, excluding any such communication that (A) relates to a request for a new, or a conversion of an existing, borrowing or other extension of credit (including any election of an interest rate or interest period relating thereto), (B) relates to the payment of any principal or other amount due under this Agreement prior to the scheduled date therefor, (C) provides notice of any Default or Event of Default under this Agreement or (D) is required to be delivered to satisfy any condition precedent to the effectiveness of this Agreement and/or any borrowing or other extension of credit thereunder (all such non-excluded communications being referred to herein collectively as “Communications”), by transmitting the Communications in an electronic/soft medium in a format reasonably acceptable to the Administrative Agent to the Administrative Agent at an email address provided by the Administrative Agent from time to time; provided that (i) upon written request by the Administrative Agent, the Borrower Representative shall deliver paper copies of such documents to the Administrative Agent for further distribution to each Lender until a written request to cease delivering paper copies is given by the Administrative Agent and (ii) the Borrower Representative shall notify (which may be by facsimile or electronic mail) the Administrative Agent of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. Each Lender shall be solely responsible for timely accessing posted documents or requesting delivery of paper copies of such documents from the Administrative Agent and maintaining its copies of such documents. Nothing in this Section 14.17 shall prejudice the right of Holdings, the Borrower Representative, the Administrative Agent, any other Agent, the Letter of Credit Issuer or any Lender to give any notice or other communication pursuant to any Credit Document in any other manner specified in such Credit Document.

The Administrative Agent agrees that the receipt of the Communications by the Administrative Agent at its e-mail address set forth above shall constitute effective delivery of the Communications to the Administrative Agent for purposes of the Credit Documents. Each Lender agrees that notice to it (as provided in the next sentence) specifying that the Communications have been posted to the Platform shall constitute effective delivery of the Communications to such Lender for purposes of the Credit Documents. Each Lender agrees (A) to notify the Administrative Agent in writing (including by electronic communication) from time to time of such Lender’s e-mail address to which the foregoing notice may be sent by electronic transmission and (B) that the foregoing notice may be sent to such e-mail address.

(a)

Each of Holdings and the Borrowers further agrees that any Agent may make the Communications available to the Lenders by posting the Communications on Syndtrak or a substantially similar electronic transmission system (the “Platform”), so long as the access to such Platform (i) is limited to the Agents, the Lenders, the Letter of Credit Issuer and Transferees or prospective Transferees and (ii) remains subject to the confidentiality requirements set forth in Section 14.16.

(b)

THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF ANY MATERIALS OR INFORMATION PROVIDED BY THE CREDIT PARTIES (THE “BORROWER MATERIALS”) OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall (x) the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties” and each an “Agent Party”) have any liability to any Borrower, any Lender, or any other Person or (y) Holdings, CGI Borrower or any of their respective Subsidiaries have any liability to any Agent, any Lender or any other Person, for losses, claims, damages, liabilities, or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower Representative’s or the Administrative Agent’s transmission of Borrower Materials through the internet, except to the extent, in the case of clause (x), the liability of any Agent Party resulted from such Agent Party’s (or any of its Related Parties’ (other than any trustee or advisor)) gross negligence, bad faith or willful misconduct or material breach of the Credit Documents, in each case, as determined in the final non-appealable judgment of a court of competent jurisdiction or, in the case of clause (y), the liability of any of Holdings, CGI Borrower or any of their respective Subsidiaries resulted from such Person’s (or any of its Related Parties’ (other than any trustee or advisor)) gross negligence, bad faith or willful misconduct or material breach of the Credit Documents, in each case, as determined in the final non-appealable judgment of a court of competent jurisdiction.

(c)

Each of Holdings and the Borrowers and each Lender acknowledge that certain of the Lenders may be “public-side” Lenders (Lenders that do not wish to receive MNPI with respect to CGI Borrower or its Subsidiaries or their respective securities) and, if documents or notices required to be delivered pursuant to the Credit Documents or otherwise are being distributed through the Platform, any document or notice that Holdings or the Borrower Representative has indicated contains only publicly available information with respect to Holdings or the Borrowers may be posted on that portion of the Platform designated for such public-side Lenders. If Holdings or the Borrower Representative has not indicated whether a document or notice delivered contains only publicly available information, the Administrative Agent shall post such document or notice solely on that portion of the Platform designated for Lenders who wish to receive MNPI with respect to the Borrower, its Subsidiaries and their respective securities.

14.18 USA Patriot Act; PCAML; etc.

Each Lender hereby notifies each Credit Party that

(a)

pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”) and the Beneficial Ownership Regulation, it may be required to obtain, verify, and record information that identifies each Credit Party, which information includes the name and address of each Credit Party and other information that will allow such Lender to identify each Credit Party in accordance with the Patriot Act and the Beneficial Ownership Regulation;

(b)

pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws, including any guidelines or orders thereunder, the Lenders and the Agents may be required to obtain, verify and record information regarding Holdings, the Borrowers, the Guarantors, their directors, authorized signing officers, direct or indirect shareholders or other Persons in control of Holdings, the Borrowers and the Guarantors, and the transactions contemplated hereby. Each Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or Agent, or any prospective assignee or participant of a Lender or Agent, in order to comply with such laws, whether now or hereafter in existence; and

(c)

each of the Lenders agrees that none of the Agents has any obligation to ascertain the identity of Holdings, the Borrowers or any other Guarantor or any authorized signatories of Holdings, the Borrowers or any other Guarantor on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from Holdings, the Borrowers or any other Guarantor or any such authorized signatory in doing so.

14.19 Judgment Currency

If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Credit Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of the Borrowers in respect of any such sum due from it to the Administrative Agent or the Lenders hereunder or under the other Credit Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to the Administrative Agent from the Borrowers in the Agreement Currency, the CGI Borrower agrees to indemnify the Administrative Agent or the Person to whom such obligation was owing against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Administrative Agent in such currency, the Administrative Agent agrees to return the amount of any excess to CGI Borrower (or to any other Person who may be entitled thereto under applicable law).

14.20 Payments Set Aside

To the extent that any payment by or on behalf of Holdings or the Borrowers is made to any Agent, the Letter of Credit Issuer or any Lender, or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by such Agent, the Letter of Credit Issuer or such Lender in its discretion) to be repaid to a trustee, receiver, or any other party, in connection with any proceeding or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share of any amount so recovered from or repaid by the Administrative Agent, as applicable, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the applicable Overnight Rate from time to time in effect.

14.21 No Fiduciary Duty

Each Agent, each Lender and their Affiliates (collectively, solely for purposes of this paragraph, the “Lenders”), may have economic interests that conflict with those of the Credit Parties, their stockholders and/or their Affiliates. Each Credit Party agrees that nothing in the Credit Documents or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Lender, on the one hand, and such Credit Party, its stockholders or its Affiliates, on the other. The Credit Parties acknowledge and agree that (i) the transactions contemplated by the Credit Documents (including the exercise of rights and remedies hereunder and thereunder) are arm’s-length commercial transactions between the Lenders, on the one hand, and the Credit Parties, on the other, and (ii) in connection therewith and with the process leading thereto, (x) no Lender has assumed an advisory or fiduciary responsibility in favor of any Credit Party, its stockholders or its Affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether any Lender has advised, is currently advising or will advise any Credit Party, its stockholders or its Affiliates on other matters) or any other obligation to any Credit Party except the obligations expressly set forth in the Credit Documents and (y) each Lender is acting solely as principal and not as the agent or fiduciary of any Credit Party, its management, stockholders or creditors. Each Credit Party acknowledges and agrees that it has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. Each Credit Party agrees that it will not claim that any Lender has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to such Credit Party, in connection with such transaction or the process leading thereto.

14.22 [Reserved]

14.23 Acknowledgement and Consent to Bail-In of Affected Financial Institutions

Notwithstanding anything to the contrary in any Credit Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Credit Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)

the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)	the effects of any Bail-in Action on any such liability, including, if applicable:

(i)	a reduction in full or in part or cancellation of any such liability:

(ii)

a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Credit Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

14.24 Amendment and Restatement

(a) This Agreement amends and restates the Existing Credit Agreement effective as of the date of this Agreement. Nothing in this Agreement shall constitute a release or novation of any indebtedness outstanding under the Existing Credit Agreement and all Loans outstanding under the Existing Credit Agreement shall continue as Loans outstanding under this Agreement.

(b) The effectiveness of this Agreement is subject to the satisfaction of the following conditions precedent:

(i)	the Administrative Agent (or its counsel) shall have received:

(A)	this Agreement, executed and delivered by a duly Authorized Officer of Holdings, CGI Borrower and Swiss Borrower;

(B)

an acknowledgement and confirmation, executed and delivered by a duly Authorized Officer of each Credit Party, as to the continuing effectiveness of such Credit Party’s Guarantee and Security Documents;

(C)	evidence of repayment of the indebtedness that was subordinated pursuant to the Shareholder Subordination Agreement;

(D)	a Swiss-law governed amendment and confirmation agreement, executed and delivered by a duly Authorized Officer of each Credit Party that is party to any Swiss-law governed Security Documents; and

(E)	an English-law governed deed of confirmation, executed and delivered by a duly Authorized Officer of each Credit Party that is party to any English-law governed Security Documents;

(ii)	the Administrative Agent (or its counsel) shall have received the executed legal opinions, in customary form, of each of:

(A)	Stikeman Elliott LLP, Canadian counsel to the Credit Parties;

(B)	Homburger AG, Swiss counsel to the Credit Parties; and

(C)	Borel & Barbey, Swiss counsel to the Administrative Agent;

(iii)

the Administrative Agent (or its counsel) shall have received a certificate of status or good standing (or an equivalent), as applicable, from each Borrower’s jurisdiction of incorporation or organization;

(iv)

the Administrative Agent shall have received (A) a copy of the resolutions of the board of directors or other governing body of the Borrowers and Holdings (or a duly authorized committee thereof) authorizing (x) the execution, delivery, and performance of this Agreement (and any agreements relating thereto to which it is a party), and (y) in the case of the Borrowers, the extensions of credit contemplated hereunder, (B) the certificate of incorporation and by-laws, certificate of formation and operating agreement, up-to-date trade register excerpts or other comparable Organizational Documents, as applicable, of each Borrower and Holdings, and (D) signature and incumbency certificates (or other comparable documents evidencing the same) of the authorized officers of the Borrowers and Holdings;

(v)	payment to the Lenders of all fees due and owing;

(vi)

the representations and warranties set forth in Article 9 are true and correct in all material respects (except for representations and warranties that are already qualified by materiality, which representations and warranties shall be true and correct in all respects after giving effect to such materiality qualifier) on and as of the Sixth Closing Date and an Authorized Officer of CGI Borrower shall have certified the same to the Lenders;

(vii)	since December 31, 2019, a Material Adverse Effect will not have occurred or arisen and an Authorized Officer of CGI Borrower shall have certified the same to the Lenders;

(viii)	no Default or Event of Default has occurred and is continuing on the Sixth Closing Date and an Authorized Officer of CGI Borrower shall have certified the same to the Lenders; and

(ix)	the Administrative Agent shall have received a Borrowing Base Certificate.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Agreement to be duly executed and delivered as of the date first above written.

CGI BORROWER:

CANADA GOOSE INC.

By:	/s/ David Forrest
	Name:	David Forrest
	Title:	Senior Vice President and General Counsel

/s/ Jonathan Sinclair
	Name:	Jonathan Sinclair
	Title:	Executive Vice President and Chief Financial Officer

SWISS BORROWER:

CANADA GOOSE INTERNATIONAL AG

By:	/s/ Patrick Sherlock
	Name:	Patrick Sherlock
	Title:	Member

/s/ Hans-Peter Wyss
	Name:	Hans-Peter Wyss
	Title:	Member

HOLDINGS:

CANADA GOOSE HOLDINGS INC.

By:	/s/ David Forrest
	Name:	David Forrest
	Title:	Senior Vice President and General Counsel

/s/ Jonathan Sinclair
	Name:	Jonathan Sinclair
	Title:	Executive Vice President and Chief Financial Officer

Signature Page to Second Amended and Restated ABL Credit Agreement (Canada Goose)

ADMINISTRATIVE AGENT:

CANADIAN IMPERIAL BANK OF COMMERCE, as Administrative Agent

By:	/s/ Geoff Golding
	Name:	Geoff Golding
	Title:	Authorized Signatory

/s/ Anthony Tsuen
	Name:	Anthony Tsuen
	Title:	Authorized Signatory

LENDERS:

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:	/s/ Geoff Golding
	Name:	Geoff Golding
	Title:	Authorized Signatory

/s/ Anthony Tsuen
	Name:	Anthony Tsuen
	Title:	Authorized Signatory

Signature Page to Second Amended and Restated ABL Credit Agreement (Canada Goose)

THE TORONTO-DOMINION BANK, as Lender

By:	/s/ D. Horton
	Name:	D. Horton
	Title:	Director

/s/ Darcy Mack
	Name:	Darcy Mack
	Title:	AVP

Signature Page to Second Amended and Restated ABL Credit Agreement (Canada Goose)

BANK OF MONTREAL, as Lender

By:	/s/ Anthony Lam
	Name:	Anthony Lam
	Title:	Director

/s/ Robert Fasken
	Name:	Robert Fasken
	Title:	Director

Signature Page to Second Amended and Restated ABL Credit Agreement (Canada Goose)

THE BANK OF NOVA SCOTIA, as Lender

By:	/s/ Steve Holyman
	Name:	Steve Holyman
	Title:	Managing Director

/s/ Andrew Morales
	Name:	Andrew Morales
	Title:	Associate Director

Signature Page to Second Amended and Restated ABL Credit Agreement (Canada Goose)

HSBC BANK CANADA, as Lender

By:	/s/ Jordan Stewart
	Name:	Jordan Stewart
	Title:	Director, Large Corporate Banking

/s/ Andrew Sclater
	Name:	Andrew Sclater
	Title:	Director, Large Corproate Banking

Signature Page to Second Amended and Restated ABL Credit Agreement (Canada Goose)

BANK OF AMERICA, N.A., as Lender

By:	/s/ Christine Hutchinson
	Name:	Christine Hutchinson
	Title:	Senior Vice President

BANK OF AMERICA, N.A. (acting through its Canada branch), as Lender

By:	/s/ Sylwia Durkiewicz
	Name:	Sylwia Durkiewicz
	Title:	Vice President

Signature Page to Second Amended and Restated ABL Credit Agreement (Canada Goose)

ROYAL BANK OF CANADA, as Lender

By:	/s/ Anna Bernat
	Name:	Anna Bernat
	Title:	Attorney in Fact

Signature Page to Second Amended and Restated ABL Credit Agreement (Canada Goose)

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Lender

By:	/s/ Judith E. Smith
	Name:	Judith E. Smith
	Title:	Authorized Signatory

/s/ Brady Bingham
	Name:	Brady Bingham
	Title:	Authorized Signatory

Signature Page to Second Amended and Restated ABL Credit Agreement (Canada Goose)

BARCLAYS BANK PLC, as Lender

By:	/s/ Ritam Bhalla
	Name:	Ritam Bhalla
	Title:	Director

Signature Page to Second Amended and Restated ABL Credit Agreement (Canada Goose)

SCHEDULE 1.1(a)

COMMITMENTS

Lender	Revolving Credit Commitment	Revolving Credit Commitment (Peak Season)	FILO Credit Commitment
Canadian Imperial Bank of Commerce	$116,507,246.38 (including $25,000,000 as Swingline Lender)	$131,000,000.00 (including $25,000,000 as Swingline Lender)	$19,000,000.00
The Toronto-Dominion Bank	$96,178,743.96	$107,000,000.00	$5,000,000
Bank of Montreal	$75,878,019.32	$85,250,000.00	$11,750,000.00
The Bank of Nova Scotia	$32,070,048.31	$35,500,000.00	nil
HSBC Bank Canada	$24,101,449.28	$27,000,000.00	$3,000,000.00
Bank of America	$27,101,449.28	$30,000,000.00	nil
Royal Bank of Canada	$17,584,541.06	$20,000,000.00	$5,000,000.00
Credit Suisse AG, Cayman Islands Branch	$17,584,541.06	$20,000,000.00	$5,000,000.00
Barclays Bank PLC	$10,493,961.35	$11,750,000.00	$1,250,000.00

TOTAL	$417,500,000	$467,500,000	$50,000,000